
07051217

This Form CB contains 286 pages, including all exhibits and attachments.

5-82707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

APL ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

APL (Advanced Production & Loading) PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Knut Ruhaven Sæthre
APL ASA
Vikaveien 85
N-4816 Kolbjørnsvik
Norway
+47 4529 7000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition dated April 20, 2007, and published April 23, 2007, relating to the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of APL ASA by APL (Advanced Production & Loading) PLC. The offer period for the mandatory offer will be from and including April 23, 2007 to and including May 21, 2007.

(2) Announcement issued by APL ASA and APL (Advanced Production & Loading) PLC in connection with the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of APL ASA, disseminated through the Oslo Stock Exchange on April 23, 2007.

(3) English notice announcing the launch of the mandatory offer and compulsory acquisition, published in the Wall Street Journal (U.S. edition) on April 23, 2007.

(b) Not applicable

Item 2. Informational Legends

The attached exhibits contain appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by APL (Advanced Production & Loading) PLC. with the Commission on February 28, 2007.

(2) Not applicable.

(LN) 03955/005/SEC.FILINGS/cb.04.23.doc

Exhibit Index

Exhibit Number	Description
1.1*	Offer document dated February 26, 2007 and published on February 27, 2007, relating to the exchange offer by APL (Advanced Production & Loading) PLC for all issued and outstanding ordinary shares of APL ASA. The exchange offer period is from and including February 27, 2007, to and including March 7, 2007.
1.2*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on February 27, 2007.
1.3*	Exchange offer announcement and description disseminated through the Oslo Stock Exchange on February 27, 2007.
2.1**	Independent statement regarding the voluntary offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 5, 2007.
3.1***	Press release by APL (Advanced Production & Loading) PLC and APL ASA reminding APL ASA shareholders about the imminent expiry of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
3.2***	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 7, 2007.
4.1****	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to a further extension of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 8, 2007.
5.1*****	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the extension till March 20, 2007 of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 12, 2007.
6.1§	Press release by APL (Advanced Production & Loading) PLC and APL ASA relating to the expiration of the offer period for the offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 20, 2007.
7.1§§	Press release by APL (Advanced Production & Loading) PLC and APL ASA announcing the completion of the exchange offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 21, 2007.
8.1	Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition dated April 20, 2007, and published April 23, 2007, relating to the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of APL ASA by APL (Advanced

Production & Loading) PLC.

8.2 Announcement issued by APL ASA and APL (Advanced Production & Loading) PLC in connection with the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of APL ASA, disseminated through the Oslo Stock Exchange on April 23, 2007.

8.3 English notice announcing the launch of the mandatory offer and compulsory acquisition, published in the Wall Street Journal (U.S. edition) on April 23, 2007.

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated February 28, 2007.
**	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 6, 2007.
***	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 8, 2007.
****	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 9, 2007.
*****	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 13, 2007.
§	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 21, 2007.
§§	Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated March 27, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APL (Advanced Production & Loading) PLC

By: ______________________________
Name: Knut R[illegible] Sæthre
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: April 23, 2007

EXHIBIT 8.1

Press Release –Mandatory OfferDocument

Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition

Mandatory offer and notification of compulsory acquisition of all issued and outstanding shares in


APL

APL ASA

submitted by
APL (Advanced Production & Loading) PLC

Mandatory Offer:
1 Share in APL ASA to be exchanged into
1 Share in APL (Advanced Production & Loading) PLC,
or to be settled against
NOK 83.4530 in cash

Compulsory Acquisition:
1 Share in APL ASA to be settled against NOK 83.4530 in cash

Offer Period for Mandatory Offer:
From and including 23 April 2007
to and including 21 May 2007

PROSPECTUS
For directed issue of shares in APL (Advanced Production & Loading) PLC
under the Share Alternative of the Mandatory Offer

Managed by:

FIRST securities ASA
Manager

Dated: 20 April 2007

Notice to investors in the United States

The APL PLC securities referred to herein that will be issued in connection with the Mandatory Offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the Mandatory Offer pursuant to an exemption from the registration requirements of the Securities Act.

The Mandatory Offer relates to the securities of two foreign (non-U.S.) companies. The Mandatory Offer in which APL ASA shares will be exchanged for APL PLC Shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC is located in Cyprus and APL ASA is located in Norway, and some or all of their officers and directors may be residents of Norway, Cyprus or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

The APL PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S. and applicable state securities laws. Therefore, APL PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and U.S. APL PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. APL PLC does not currently anticipate registering any resale transaction under applicable securities laws.



Important information

This Document has been prepared in connection with (i) APL PLC's mandatory offer to purchase all issued and outstanding shares of APL ASA (ii) the Compulsory Acquisition, and (iii) the directed issue of new shares of APL PLC under the Share Alternative as further described herein. The Document has been prepared to comply with the Public Limited Companies Act section 4-25 and the Securities Trading Act chapter 5 and related regulations, including the EC Commission Regulation EC/809/2004. Further, the Document has been prepared to comply with the provisions for mandatory offers in the Securities Trading Act chapter 4. The Document has been reviewed and approved by Oslo Børs.

The issuer of this Document is APL PLC. APL PLC was established on 29 December 2006 as a "shelf company" with no activities, rights or obligations other than a minimum share capital according to Cyprus requirements. The company was purchased from the original founders for the purpose of acquiring the shares of APL ASA. APL PLC will accordingly continue the business of APL ASA. This Document therefore includes information on the assets, rights and liabilities and the business which is, and used to be, conducted by APL ASA in order to provide information about APL PLC.

In order to facilitate the listing of APL PLC Shares on Oslo Børs and the registration of the APL PLC Shares with the VPS, DnB NOR Bank ASA (the "VPS Registrar") is registered as the legal owner of the APL PLC Shares which are listed on Oslo Børs in the Register of Members which APL PLC is required to maintain pursuant to Cyprus law. The VPS Registrar has registered the interest in those APL PLC Shares in the VPS (in Norwegian: Depotbevis). Therefore, not the APL PLC Shares, but the interests in those APL PLC Shares issued by the VPS Registrar are registered in the VPS and listed on Oslo Børs. References in this Document to APL PLC Shares being offered, listed or traded on Oslo Børs shall, where the context so required or permit, mean the VPS registered interests in those APL PLC Shares as further described under section 14.2 "VPS Registration of the APL PLC Shares" in this Document.

The delivery of this Document does not, at any time, imply that any information contained herein is correct or complete at any time subsequent to the date hereof. There may have been changes in matters affecting APL PLC subsequent to the date of this Document. In accordance with section 5-15 of the Securities Trading Act, every significant new factor, material mistake or inaccuracy relating to the information included in the Document which is capable of affecting the assessment of the shares offered hereunder between the time when the Document is approved and the expiry of the Offer Period will be included in a supplement to the Document.

The Document has been prepared solely in the English language.

All inquiries relating to this Document should be directed to the Manager. Copies of this Document can be obtained from APL PLC or the Manager. This Document is sent to all shareholders of APL ASA registered in APL ASA's shareholder register as of 19 April 2007, to the address recorded with each APL ASA Shareholder's VPS account. Each APL ASA Shareholder considering to accept the Mandatory Offer must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells APL ASA Shares or the APL PLC Shares obtained under the Mandatory Offer, or possesses or distributes this Document, and must obtain any consent, approval or permission required by it for accepting the Mandatory Offer, and neither APL PLC nor the Manager shall have any responsibility for these obligations. For further information in this respect, please refer to section 4.11 "Foreign shareholders".

The Manager does not accept any responsibility, for whatever reason, for any legal or financial liability related to the completeness or accuracy of this Document or investment decisions made based on information presented in this Document. In the ordinary course of its business, the Manager has been engaged and may in the future be engaged in investment banking transactions with APL PLC. Neither the Manager nor its affiliates own any shares in APL PLC as at the date of this Document.

Please refer to section 17 "Additional information" for information regarding forward-looking statements, presentation of financial information, market data etc.

The contents of this Document are not to be construed as legal, business or tax advice. Prospective investors should consult their own legal, business and tax advisors as to legal, business and tax matters. In making an investment decision, investors must rely on their own examination of APL PLC and the terms of the Mandatory Offer, including the merits and risks involved. For a description and discussion of certain risk factors relevant to an investment in APL PLC, see section 2 "Risk Factors".

Any disputes that might arise regarding this Document or the Mandatory Offer described herein are subject to Norwegian law and the jurisdiction of the Norwegian courts.

Table of contents

11

Appendices

1 Summary

This summary must be read as an introduction, and is qualified in its entirety by the more detailed information and the Appendices appearing elsewhere in this Document. Any decision to accept the Mandatory Offer and to invest in APL PLC should be based on a consideration of the Document as a whole, including the documents incorporated by reference.

No civil liability in respect of this summary will attach to APL PLC in any Member State of the European Economic Area in which the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) have been implemented unless this summary, including any translation thereof, is misleading, inaccurate or inconsistent when read together with the other parts of the Document. Where a claim relating to the information contained in the Document is brought before a court in such a Member State, the plaintiff may, under the national legislation of that Member State, be required to bear the costs of translating the Document before the legal proceedings are initiated.

For the definitions of terms used throughout this Document, see section 18 "Definitions and Glossary of Terms" of this Document.

1.1 The Mandatory Offer

1.1.1 Background for the Mandatory Offer

APL PLC did on 27 February 2007 put forward a voluntary exchange offer to purchase all the issued and outstanding shares of APL ASA against a consideration in APL PLC Shares at an exchange ratio of 1:1 (the "Exchange Offer"). The offer period under the Exchange Offer commenced on 27 February 2007 and expired on 20 March 2007 at 16:30. As per the expiry of the offer period, APL PLC had received valid acceptances from APL ASA Shareholders in respect of, in aggregate, 39,538,060 APL ASA Shares, representing approximately 90.26 % of the total share capital of APL ASA. On 21 March 2007, APL PLC announced that all conditions for completion of the Exchange Offer were fulfilled. Settlement under the Exchange Offer was completed on 26 March 2007. On 2 April 2007, APL PLC agreed to acquire an additional 846,350 APL ASA Shares against issuance of one APL PLC Share for each APL ASA Share acquired. Settlement by way by issue of new shares in APL PLC was completed on 3 April 2007. Following this acquisition APL PLC owns in aggregate 40,384,410 APL ASA Shares, representing approximately 92.19% of the total issued and outstanding shares in APL ASA.

The APL PLC Shares were approved for listing on the SMB list of Oslo Børs by the board of directors of Oslo Børs on 28 February 2007, and the first day of trading of the APL PLC Shares was 28 March 2007. The number of APL PLC Shares forming one round lot consists of 200 shares. The ticker code is "APLC".

APL PLC hereby offers to purchase all issued and outstanding APL ASA Shares not already owned by APL PLC pursuant to Chapter 4 of the Securities Trading Act on the terms and conditions of this Document and the Acceptance Form. Furthermore, the APL PLC Board has resolved to carry out a compulsory acquisition in accordance with section 4-25 of the Public Limited Liabilities Act, effective upon commencement of the Offer Period, i.e. on 23 April 2007. When the Compulsory Acquisition is effective, the APL ASA Shares not already owned by APL PLC (including all shareholder rights) will be transferred to APL PLC and the APL ASA Shareholders will thereby have a claim for cash consideration against APL PLC.

APL ASA operates in an international and highly competitive industry. In order to secure a level playing field and possibility to succeed in this fierce environment, it is critical that the APL Group operates under favourable, stable and predictable legislative and regulatory conditions.

The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which APL ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies. The Exchange Offer and the Mandatory Offer are therefore presented in the long-term interest of the APL Group and its shareholders as a simple and transparent way to relocate the holding company of the APL Group and thereby the investment in the group, thus enabling the APL Group and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment in the APL Group. The APL PLC Shares were approved for listing on the SMB list of Oslo Børs by the board of directors of Oslo Børs on 28 February 2007, and the relocation is also expected to make the APL Group even more attractive in the international capital markets.

1.1.2 Alternative Course of Action

The APL ASA Shareholders' rights in relation to the Mandatory Offer and Compulsory Acquisition of the APL ASA Shares can be summarized as follows:

1. Each APL ASA Shareholder may accept the Cash Alternative of the Offer (which is NOK 83.4530 for each APL ASA Share) within the Expiration Date (which is 21 May 2007). Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

2. Each APL ASA Shareholder may accept the Share Alternative of the Mandatory Offer (which is 1 APL PLC Share for each APL ASA Share) within the Expiration Date. Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

3. Each APL ASA Shareholder may remain passive and take no action to accept or reject the Compulsory Acquisition or the Mandatory Offer. On the expiry of the Objection Deadline (which is 25 June 2007), such APL ASA Shareholders will be treated as bound to receive the offered Redemption Amount (which is similar to the offer under the Cash Alternative, i.e. NOK 83.4530 per APL ASA Share). Settlement will then take place as soon as possible and within two weeks of the expiry of the Objection Deadline.

4. Each APL ASA Shareholder may reject or raise objections to the offered Redemption Amount under the Compulsory Acquisition within the Objection Deadline set to 25 June 2007. The Redemption Amount will in such case be determined by an assessment by the Norwegian courts. The settlement date is therefore uncertain.

Alternative 1 and 2 are described in section 4.5 below. Alternative 3 and 4 are described in section 4.6 below.

The APL ASA Shareholders may accept the Mandatory Offer by electing a combination of the Share Alternative and the Cash Alternative by indicating the allocation between these alternatives in the Acceptance Form. The APL ASA Shareholders may also elect to accept the Mandatory Offer only for part of their shareholding.

APL ASA Shareholders who wish to raise objections to or to reject the offered Redemption Amount must give notice to Ræder Advokatfirma, see further section 4.6.2 below.

1.1.3 Summary of the Mandatory Offer and the Compulsory Acquisition and time table

The terms of the Mandatory Offer and the Compulsory Acquisition can be summarised as follows:

Submission of the Mandatory Offer:	20 April 2007
The Compulsory Acquisition becoming effective:	23 April 2007
The offeror:	APL (Advanced Production & Loading) PLC
The target company:	APL ASA
The Offer Price:	1. 1 APL PLC Share for each APL ASA Share for APL ASA Shareholders electing the Share Alternative; or 2. NOK 83.4530 payable in cash for each APL ASA Share for APL ASA Shareholders electing the Cash Alternative.
Acceptance Forms to be delivered to:	First Securities ASA Fjordalléen 16, Aker Brygge P.O. Box 1441 – Vika N-0115 Oslo, Norway Telefax: +47 23 23 80 11
Offer Period:	From and including 23 April 2007 to and including 21 May 2007 at 16:30.
Anticipated completion of Settlement	28 May 2007, and within 4 June 2007 at the latest
Anticipated date of registration of the APL	29 May 2007

PLC Shares issued under the Share Alternative in VPS	
Redemption Amount under the Compulsory Acquisition:	NOK 83.4530 per APL ASA Share
Objection Deadline under the Compulsory Acquisition:	25 June 2007
Anticipated settlement under the Compulsory Acquisition	2 July 2007 and within 9 July 2007 at the latest
Anticipated date of de-listing of the APL ASA Shares:	On or about 22 May 2007

In the event that the Offer Period is extended, certain dates indicated above relating to the Mandatory Offer will be delayed by the same time period as the extension.

1.1.4 Expenses of the Mandatory Offer and Listing of APL PLC

Transaction costs and all other directly attributable costs in connection with the Exchange Offer, the Mandatory Offer and the listing of the APL PLC Shares will be borne by APL PLC. The total costs related to the Exchange Offer, the Mandatory Offer and the listing of the APL PLC Shares are expected to amount to approximately MNOK 6.

1.2 Description of APL PLC

APL PLC was incorporated in Cyprus on 29 December 2006 as a "shelf company" The company was purchased from the original founders for the purpose of acquiring the shares of APL ASA. APL PLC is registered with the Cyprus Registrar of Companies under the registration number C189062 as a public company with limited liability, organized and existing under the laws of Cyprus. APL PLC's registered address is Diagoras House, 7th floor, 16 P. Catelaris Street, CY-1097 Nicosia, Cyprus.

1.2.1 APL PLC background

Since APL PLC is a recently incorporated holding company, the highlights of important events in the development of the issuer relates to the history of APL ASA and its operating subsidiaries.

Advanced Production and Loading AS was established in 1993 in order to develop and commercialize the STL and STP concept. The Advanced Production and Loading AS's main owner was Statoil ASA.

APL ASA was founded on 23 May 1998. It had no activities until December 2003 when APL ASA acquired the shares of Advanced Production and Loading AS from Statoil ASA. The APL ASA shares were listed on Oslo Børs on 18 March 2005. The purpose of the APL Group is to be a world class technology company providing technology to offshore oil production developments, specifically offshore floating production solutions and offshore terminal solutions. The registered address of APL ASA is Vikaveien 85, 4816 Kolbjørnsvik, Norway. The telephone number is +47 45297000 and the web address is www.apl.no.

1.2.2 Vision, strategy and business description

The business purpose of the APL Group is to provide Production Systems and Terminal Systems to floating units within the offshore oil and gas industry. The APL Group's strategic focus is on products and services in the interface between the seabed and the vessel. The APL Group's core products are based on patented technology. The APL Group's products constitute a critical part of the oil and gas production value chain with the oil companies' cash flow literally "running through" the Production Systems and Terminal Systems.

The vision and strategy of the APL Group is to be the leading player within its field of operation with cost efficient and cutting edge technology.

1.2.3 Board of directors, Senior Management and Employees

1.2.3.1 Board of directors

According to the Articles of Association of APL PLC, the APL PLC Board shall consist of 2 to 7 members.

As per the date of this Document, the APL PLC Board consists of:

Name	Position
William A. Smith	Chairman

Tor Bergstrøm	Board Member
Svein Eggen	Board Member
Bruno Floris	Board Member
Synne Syrrist	Board Member

For more information, please refer to section 13.1 below.

1.2.3.2 Senior Management

As per the date of this Document, the key management team of the APL Group comprises:

Name	Position
Carl Krogh Arnet	Chief Executive Officer
Knut Sæthre	Chief Financial Officer
David Sverre	Chief Operating Officer
Arild Bech	Chief Technical Officer

For more information, please refer to section 13.2 below.

1.2.3.3 Employees

As of 31 December 2006 the APL Group had approximately 207 full and part time staff and 31 contract staff, in total 238 employees.

As of 31 December 2005 the APL Group employed 156 full and part time staff and 21 contract staff, in total 177 employees.

APL PLC is expected to have no employees, and has therefore entered into a management agreement with Advanced Production and Loading AS in order to secure the continued availability of the experienced management team of the APL Group.

1.2.4 Advisors and Auditors

1.2.4.1 Manager

The Manager for the Mandatory Offer and the listing of the APL PLC Shares on Oslo Børs is First Securities ASA, P.O. Box 1441 Vika, 0115 Oslo, Norway.

1.2.4.2 Independent Auditor

APL PLC's independent auditor is Ernst & Young. For further information, please refer to section 11.8 below.

1.2.4.3 Legal advisor

APL PLC's Norwegian legal counsel is Ræder Advokatfirma, P.O. Box 1600 Vika, 0119 Oslo, Norway.

APL PLC's Cypriot legal counsel is Montanios & Montanios, Diagoras House, 16 P. Catelaris Street, P.O. Box 25001, 1306 Nicosia, Cyprus.

1.2.4.4 Legal advisor to the Manager

The Manager's legal advisor is Bugge, Arentz-Hansen & Rasmussen advokatfirma, P.O. Box 1524 Vika, 0117 Oslo, Norway.

1.2.5 Major Shareholders and related party transactions

1.2.5.1 Major shareholders of APL PLC

The 10 largest shareholders of APL PLC as per 10 April were:

	Name	%	Shares
1	BW LPG FPSO I LTD	16,10 %	6 500 000
2	GOLDMAN SACHS INTERNATIONAL	11,73 %	4 735 216
3	BW LPG FPSO I LIMITIED	10,93 %	4 415 000
4	MORGAN STANLEY AND CO.INTL.LIMITED	6,34 %	2 559 902
5	ING BANK NV	5,51 %	2 227 200
6	LEX NORGE AS	5,37 %	2 168 200

7	DEUTSCHE BANK AG LONDON	5,26 %	2 124 088
8	KOLBJØRN INVEST AS	4,75 %	1 918 525
9	STATE STREET BANK AND TRUST CO.	3,89 %	1 571 050
10	FORTIS BANK LUXEMBOURG S.A.	3,70 %	1 495 254

1.2.5.2 Related party transactions

Related parties are considered to be the APL PLC Board (including boards of associated companies), the company management and subsidiaries. Neither APL ASA nor APL PLC is party to any related party agreements (as set out in the standards adopted according to the EU Regulation (EC) No 1606/2002) otherwise than stated herein.

See section 16.3 for a detailed description of the related party transactions.

1.3 Selected financial information

The following table sets out certain selected condensed consolidated financial information of the APL Group for the years 2006, 2005 and 2004. All accounts have been prepared in accordance with IFRS. The full year figures for 2006, 2005 and 2004 have been audited and approved by the APL ASA Board. The full year figures for 2005 and 2004 have been audited and approved by the annual general meeting. The financial statements for 2006, 2005 and 2004, included in this Document, have been audited by Ernst & Young AS, auditors, as stated in their report appearing herein.

Figures in MNOK	2006	2005	2004
	IFRS	**IFRS**	**IFRS**
	Audited	**Audited**	**Audited**
Operating income			
Revenue	1,671.7	1,035.2	595.1
Total operating income	1,671.7	1,035.2	595.1
Operating expenses			
Cost of goods of sold	1,264.3	774.1	406.1
Payroll expenses	168.1	121.8	89.3
Other operating expenses	64.5	45.1	43.1
EBITDA	174.8	94.2	56.6
Depreciation	17.7	12.8	10.3
Operating profit	157.1	81.4	46.3
Financial income/costs			
Finance items net	3.4	12.7	8.6
Profit from financial items	3.4	12.7	8.6
Profit before taxes	160.5	68.7	37.7
Taxes	44.4	20.3	7.9
Profit after taxes	116.1	48.4	29.8

Figures in MNOK	2006	2005	2004
	IFRS	**IFRS**	**IFRS**
	Audited	**Audited**	**Audited**

ASSETS			
Non-current assets			
Development cost	9.9	9.9	7.4
Technology	18.6	22.8	26.9
Deferred tax asset	-	-	0.2
Software	12.4	9.6	5.4
Goodwill	173.8	173.8	173.8
Total intangible non-current assets	214.7	216.1	213.7
Land and buildings	53.0	50.4	42.5
Machinery, equipment, fixtures etc	12.9	12.2	8.0
Total tangible non-current assets	65.9	62.6	50.5
Investment in associated company	315.1	-	-
Other investments	0.8	0.3	0.3
Loans to employees	5.3	4.3	3.6
Pension funds	2.3	0.2	0.6
Total non-current financial assets	323.5	4.8	4.5
Total non-current assets	604.1	283.5	268.7
Current assets			
Inventory	6.5	3.1	9.2
Trade receivables	70.7	166.1	87.3
Due from customers for contract work	661.2	332.9	86.2
Derivative financial instruments	19.8	14.1	31.9
Other receivables	37.3	26.5	8.6
Total receivables	789.0	539.6	214.0
Cash and cash equivalents	584.2	43.7	99.9
Total current assets	1,379.7	586.4	323.1
Total assets	1,983.8	869.9	591.8

Figures in MNOK	**2006**	**2005**	**2004**
	IFRS	**IFRS**	**IFRS**
	Audited	**Audited**	**Audited**
EQUITY AND LIABILITIES			
Equity			
Share capital	10.9	9.7	12.9
Not registered capital increase		2.0	0.0

Share premium	518.9	282.7	65.4
Other paid in equity	5.1	0,1	
Total paid-in equity	534.9	294.5	78.3
Retained earnings	140.9	29.1	21.0
Total shareholders equity	675.8	323.6	99.3
Liabilities			
Interest-bearing loans and borrowings	528.3	16.5	232.8
Pension liability	27.1	26.6	27.8
Deferred tax liability	40.6	21.7	5.2
Total non-current liabilities	596.0	64.8	265.8
Trade payables	159.7	97.4	56.6
Interest-bearing loans and borrowings	2.6	51.0	15.0
Due to customers for contract work	16.5	22.9	19.1
Income tax payable	24.1	0.1	0.1
Public duties payable	9.1	8.3	6.6
Derivative financial instruments	24.9	3.7	0.0
Other short-term liabilities	475.1	298.1	129.3
Total current liabilities	712.0	481.5	226.7
Total liabilities	1,308.0	546.3	492.5
Total equity and liabilities	1,983.8	869.9	591.8

1.3.1 Capitalization and indebtedness

The following table shows the APL Group's actual capitalization as per 31 December 2006, and APL PLC's actual capitalization as per 13 February 2007.

	APL Group, *31.12.2006 (MNOK)*	**APL PLC,** *13.02.2007 (USD 1,000)*
Share capital	10.9	34.0
Share premium reserve	518.9	-
Other paid-in capital	5.1	-
Retained earnings	140.9	-54.6
Shareholders' equity	675.8	-20.6
Long term borrowings (secured)	35.4	-
Long term borrowings (guaranteed)	-	-
Long term borrowings (unsecured / unguaranteed)	492.9	-
Total capitalization	1,204.1	-20.6

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness).

	APL Group, 31.12.2006 *(NOK 1,000)*	**APL PLC,** 13.02.2007 *(USD 1,000)*
A. Cash		-
B. Cash equivalent	584.2	-

19

C. Trading securities		-
D. Liquidity (A+B+C)	584.2	-
E. Current financial receivable	19.8	34.0
F. Current bank debt		-
G. Current portion of non current debt	-2.6	-
H. Other current financial debt	-24.9	-54.6
I. Current financial debt (F+G+H)	-27.5	-54.6
J. Net current financial indebtedness (I-E-D)	576.5	-20.6
K. Non current bank loans	-35.4	-
L. Bonds issued	-492.9	-
M. Other non current loans		
N. Non current financial indebtedness (K+L+M)	-528.3	-
O. Net financial indebtedness (J+N)	48.2	-20.6

As per the date of this Document, APL PLC had received valid acceptances from APL ASA Shareholders in respect of, in aggregate, 40,384,410 APL ASA Shares, representing approximately 92.19 % of the total shares issued. As per the commencement of the Offer Period, all remaining outstanding APL ASA Shares will be acquired through the Compulsory Acquisition. Accordingly, the separate financial statement for APL PLC as per 13 February 2007, needs to reflect the acquisition of all 43,806,324 shares in APL ASA through the Exchange Offer. The acquisition price for the APL ASA Shares that will be acquired by issuing APL PLC Shares under the Share Alternative of the Mandatory Offer will be offset as equity, while the acquisition price for the APL ASA Shares that will be acquired against the Cash Alternative of the Mandatory Offer or the cash settlement under the Compulsory Acquisition will be offset as a liability, at an amount up to MNOK 285.6, depending on the number of shares tendered under the Share Alternative of the Mandatory Offer.

1.4 Summary of Risk factors

Readers of this Document should carefully consider all of the information contained herein and in particular the following factors, which may affect some or all of the APL Group's activities and which may make an investment in the APL PLC Shares one of high risk. The list is not exhaustive, and most of these factors are similar to those facing the shareholders of APL ASA. The actual result of the APL Group could differ materially from those anticipated as a result of many factors, including the summary of risk factors described below (which are described in greater detail in section 2) and risks described elsewhere in this Document:

(i) General

(ii) Financial risks, including:
- a. Financial leverage
- b. Interest rates and currency fluctuations
- c. Additional capital requirements
- d. Risks related to possible tax liabilities
- e. Raw Material Prices

(iii) Commercial risks, including:
- a. Petroleum prices
- b. Variability of operating results
- c. Completion risk on large contracts
- d. Dependence on external parties
- e. Dependence on key employees
- f. Organisational development
- g. Possible liabilities
- h. Market risks

(iv) Other risks, including:
- a. Political risks
- b. Future development and forward-looking statements
- c. Difficulties in Enforcing the APL Group's Intellectual Property and Proprietary Rights
- d. Risk related to patents

(v) Risks related to the APL PLC Shares:
- a. Volatility of the share price

b. APL PLC may issue additional APL PLC Shares without your approval which would dilute your ownership interest
c. Difficulties for foreign investors to enforce civil liabilities in Cyprus
d. Restrictions on ability to transfer or resell the APL PLC Shares without registration under applicable securities law
e. Foreign shareholders may be diluted if they are unable to participate in future offerings
f. The value of the APL PLC Share will be tied to the performance of APL ASA
g. The consolidated equity to debt ration of the APL Group may decrease as a consequence of the Mandatory Offer and the Compulsory Acquisition
h. The transfer of APL ASA Shares to APL PLC under the Mandatory Offer and/or the Compulsory Acquisition may be a taxable event in relevant jurisdictions
i. Risk related to the VPS registration

The materialisation of these or other risk factors could have a material adverse effect on the APL Group's business, operating results or financial condition.

1.5 Additional information

1.5.1 Share capital and shareholder matters

APL PLC is a Cypriot public limited liability company with registration number C189062.

APL PLC's issued share capital is USD 4,072,441.60 divided into 40,724,416 APL PLC Shares each with a nominal value of USD 0.10, all fully paid, of which 339,999 APL PLC Shares are held as treasury shares by the company.

APL PLC has one class of shares, and all issued APL PLC Shares are vested with equal shareholder rights in all respects. The APL PLC Shares are freely transferable.

Please refer to section 14 "Share Capital and Shareholder Matters" for a further description of APL PLC's authorized and issued share capital.

The APL PLC Shares are registered with VPS under the International Securities Identification Number (ISIN) CY0100170915. The VPS registrar for the APL PLC Shares is DnB NOR Bank ASA. The APL PLC Shares are listed on Oslo Børs under the ticker code " APLC".

1.5.2 Articles of Association

The Memorandum and Articles of Association of APL PLC are included as Appendix 1 to this Document. APL PLC's business purpose according to its Articles of Association is to engage and invest, directly or indirectly, by itself or through subsidiaries or part-owned companies, partnerships or other forms of entities, in the energy and offshore business with a special focus on technology, products and services related to construction, installation and operation of systems and products for production, transportation and loading of oil and gas.

For a summary of the articles of association of APL PLC, please refer to section 14.7 below.

1.5.3 Documents on display

The following documents (or copies thereof) may be inspected at www.apl.no:

- The Articles of Association of APL PLC.
- Historical financial information including auditor's report for the financial years ending 31 December 2004, 31 December 2005 and 31 December 2006 for the APL Group.
- Report and financial statements 13 February 2007 for APL PLC.
- Stock exchange notices, including quarterly reports, distributed by the APL Group through Oslo Børs' information system at www.newsweb.no.

1.5.4 Third party statements

The information in this Document that has been sourced from third parties has been accurately reproduced and, as far as APL PLC is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

APL PLC has furnished the information in this Document. The Manager makes no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Document is, or shall be relied upon as, a promise or representation by the Manager.

1.6 Combination Agreement between APL ASA and BW Offshore Ltd.

During the preparations for the Exchange Offer, BW Offshore Ltd ("BW Offshore"), purchased 4,415,000 APL ASA Shares, representing 10.1 % of the issued shares of the company, and approached the APL ASA Board in order to initiate negotiations with the view to combine the businesses of the BW Offshore group and the APL Group. On 21 February 2007, the Board of Directors of APL ASA and BW Offshore entered into an agreement (the "Combination Agreement") whereby they have undertaken to recommend to their shareholders a combination of the businesses of the two groups, creating a major force in the global FPSO market with a strong platform for future growth. The joint press release by the parties in respect of the Combination Agreement is included as Appendix VII.

BW Offshore has subsequently increased its shareholding in the APL Group, and exchanged its APL ASA Shares into APL PLC Shares pursuant to the Exchange Offer. BW Offshore did on 29 March 2007 put forward a conditional voluntary offer to acquire all the issued and outstanding share of APL PLC with an offer period from and including 30 March to and including 18 April 2007. BW Offshore did on 19 April 2007 announce that the company had received acceptances form APL PLC Shareholders representing in total approximately 51.7% of the total number of outstanding APL PLC Shares (including the 10,915,000 APL PLC Shares already owned by BW Offshore), and that the offer period was extended to Friday 27 April 2007 closing at 16:30 CET.

2 Risk factors

APL ASA Shareholders are strongly encouraged to consult their own tax advisors regarding the effect of applicable tax laws before accepting the Mandatory Offer.

2.1 General

Investing in APL PLC Shares involves inherent risks. Prospective investors should consider, among other things, the risk factors set out in this Document before making an investment decision. The risks described below are not exhaustive as additional risks not presently known to APL PLC or which APL PLC currently deems immaterial may also impair APL PLC's business operations and adversely affect the price of APL PLC Shares. If any of the following risks actually materialize, APL PLC's business, financial position and operating results could be materially and adversely affected.

The delivery of this Document does not, at any time, imply that any information contained herein is correct or complete at any time subsequent to the date hereof. There may have been changes in matters affecting APL PLC subsequent to the date of this Document. In accordance with section 5-15 of the Securities Trading Act, any new circumstance, material error, or inaccuracy which may have significance for the assessment of the APL PLC Shares, and which is brought to light between the publication of this Document and the expiry of the Offer Period or the admission to trading, shall appear in a supplement to this Document. The supplement shall be approved in accordance with section 5-7 of the Securities Trading Act and be published without unfounded delay in accordance with section 5-19 of the Securities Trading Act.

An investment in APL PLC Shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or part of the investment. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

All forward-looking statements included in this document are based on information available to APL PLC on the date hereof, and APL PLC assumes no obligation to update any such forward-looking statements. Forward-looking statements will however be updated if required by applicable law or regulation. Investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and those actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below and elsewhere in this Document.

2.2 Financial risks

2.2.1 Financial leverage

The APL Group currently has entered into loan agreements as described in section 12.5.

If the APL Group fails to repay or refinance the loan facilities as described above, additional equity financing may be required.

There can be no assurance that the APL Group will be able to repay its debts or extend their re-payment schedule through re-financing of the loan agreements or not experience net cash flow shortfalls exceeding the APL Group's available funding sources or to comply with a minimum cash requirements, nor can there be any assurance that the APL Group will be able to raise new equity, or arrange new borrowing facilities, on favorable terms and in amounts necessary to conduct its ongoing and future operations, should this be required.

In the event of insolvency, liquidation or similar event relating to an APL PLC subsidiary, all creditors of such subsidiary would be entitled to payment in full out of the assets of such subsidiary before APL PLC, as a shareholder, would be entitled to any payments. Defaults by, or the insolvency of, the subsidiary of APL PLC could result in the obligation of APL PLC to make payments under APL PLC's guarantee in respect of the subsidiary.

2.2.2 Interest rates and currency fluctuations

The APL Group is exposed to changes in interest rates and currencies, which may affect the APL Group's financial results significantly.

2.2.3 Additional capital requirements

APL PLC may require additional capital in the future due to unforeseen liabilities or in order for it to take advantage of business opportunities. There can be no assurance that APL PLC will be able to obtain necessary financing in a timely manner on acceptable terms. Where APL PLC issues new shares in the future, such issuance may result in dilution for existing shareholders of APL PLC compared to their relative proportion of equity in APL PLC.

2.2.4 Risks related to possible tax liabilities

The APL Group will seek to optimize its tax structure to, inter alia, minimize withholding taxes. It is, however, a challenging task to optimize taxation, and there is always a risk that the APL Group may end up paying more taxes than the theoretical minimum, which may in turn affect the financial results negatively.

2.2.5 Raw Material Prices

Certain raw materials, such as steel, are major components of the APL Group's products. A change in the prices of such raw materials may have an impact on the APL Group's operating result.

2.3 Commercial risks

2.3.1 Petroleum Prices

Historically, demand for offshore exploration, development and production has been volatile and closely linked to the price of hydrocarbons. Low petroleum prices typically lead to a reduction in field development activities as the petroleum companies' scale down their investment budgets. A decrease in the petroleum prices may have a material adverse impact on the development of the APL Group.

2.3.2 Variability of Operating Results

The APL Group's operating income/loss and operating results can vary from month to month. The APL Group's operating income is difficult to forecast due to the fact that the APL Group is expecting rapid growth, the APL Group's ongoing investments in research and development, changes in technology, the competitive environment, and other general economic and market conditions. Unanticipated difficulties in pursuing the APL Group's business strategy as described in this Document could have a material adverse effect on the APL Group's business, operating results, or financial condition.

2.3.3 Completion Risk on Large Contracts

The APL Group's business is characterised by relatively few and large contracts often entered into at fixed prices. If one or more of these projects do not develop according to expectations this may have a significant effect on the APL Group's operating result. Further, the APL Group will be liable for delays or deficiencies by its sub-contractors and might not be in a position to reclaim for the sub-contractor, particularly if he becomes insolvent or one sub-contractor causes the work of other sub-contractors to be delayed.

2.3.4 Dependence on external parties

Currently, the APL Group is consequently dependent on external parties to undertake key aspects of the APL Group's operations. Such arrangement may reduce the control functions of the APL Group relative to other companies with other management arrangements. In addition, the APL Group may lose vital know-how or experience if the external parties resign from their agreements. Long-term agreements or contracts with external parties may also provide the APL Group with less flexibility in operational or organizational matters, for example if the need to reduce the cost base of the APL Group should arise, than if the APL Group had chosen more in-house operation.

2.3.5 Dependence on key employees

As the APL Group has approximately 238 employees including contract labour as at 31 December 2006. Successful development and performance of its business depends on its ability to retain such personnel and on its ability to attract new personnel when and if required.

2.3.6 Organizational development

The increase in operational activity demands a development of the APL Group's organization. A successful development is dependent on the APL Group managing to attract and keep personnel and management with the right competence and commitment. The labor market in Norway, where the APL Group has a significant portion of their operations, is currently severely pressed for skilled labor, with companies in almost every industry stating the lack of available qualified applicants as their main concern for future development of their business. APL PLC will have to compete in a fierce market to attract the human resources needed in the future. Also in other countries where the APL Group has operation, the competition for skilled labour may be fierce.

2.3.7 Possible liabilities

The oil service industry is associated with considerable risks and responsibilities, including technical, operational, commercial and political risks. In addition, offshore operations may be affected by harsh weather and other conditions beyond the APL Group's control. The APL Group may have insurance to cover such possible damages, incidents, risks and liabilities, but such insurance may not cover all such situations. Note also that the APL Group may not be insured for gross negligence caused by the APL Group or its employees.

2.3.8 Market risks

Demand for oil services in connection with exploration, development and production in the offshore oil and gas industry is particularly sensitive to oil and gas price fluctuations, low production levels and disappointing exploration results as well as possible political incidents. Demand for the APL Group's services and products may also be negatively impacted by increased supply of similar or other complementary services and products into the markets where the APL Group operates.

2.4 Other risks

2.4.1 Political risks

Changes in the legislative and fiscal framework governing the activities of oil and gas business could have material impact on exploration and development activities, or affect the APL Group's operations or financial results directly. Changes in political regimes may constitute a material risk factor for the APL Group's operations in foreign countries.

2.4.2 Future development and forward-looking statements

This Document contains "forward-looking" statements, as all statements other than statements of historical facts, including, without limitation, those regarding the APL Group's financial position, business strategy, plans and objectives for future operations are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the APL Group, or the industry in which it operates, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the APL Group's present and future business strategies and the environment in which the APL Group will operate in the future. Among the important factors that could cause the APL Group's actual results, performance or achievements to differ materially from those in the forward-looking statements are, among others, the competitive nature of the offshore markets, technological developments, government regulation, and changes in economic conditions or political events.

These forward-looking statements reflect only APL PLC's views and assessment as of the date of this Document with respect to these future events and financial performance. Except as required by applicable law, APL PLC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in APL PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

2.4.3 Difficulties in Enforcing the APL Group's Intellectual Property and Proprietary Rights

The APL Group may experience problems enforcing its intellectual property and proprietary rights. Such failure may reduce income and profit both on short and long term.

2.4.4 Risk related to patents

The APL Group utilizes patents that are material to its current business. Loss of use and/or ownership of these patents may reduce income and profit for the APL Group both on short and long term.

2.5 Risks related to the APL PLC Shares

2.5.1 Volatility of the share price

The APL Group operates in a market featuring open competition and a number of factors outside of its control. The trading price of the APL PLC Shares could fluctuate significantly in response to quarterly variations in operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, matters announced in respect of major customers or competitors, changes to the regulatory environment in which the APL Group operates and/or other stock price indicators. The price of the APL PLC Shares will also be subject to fluctuations in line with general movements in the capital markets and the liquidity of the secondary market. Historically, the earnings of oil service companies and the value of the equipment used have seen major fluctuations.

The market price of APL PLC Shares could decline due to sales of a large number of APL PLC Shares in the market or upon the perception that such sale should occur. Such sales could also make it more difficult for APL PLC to offer equity securities in the future at a time and at a price that is deemed appropriate.

2.5.2 APL PLC may issue additional APL PLC Shares without your approval which would dilute your ownership interest

APL PLC may issue an unlimited number of additional APL PLC Shares with the approval of a two-thirds majority vote of the APL PLC Shareholders. The issuance of additional APL PLC Shares or other securities of equal or senior rank will have the following effects:

- APL PLC Shareholders' proportionate ownership interest in APL PLC may decrease;
- the relative voting strength of each previously outstanding APL PLC Share may be diminished; and
- the value of the already issued APL PLC Shares may decline.

APL PLC cannot issue further shares before settlement under the Mandatory Offer is completed.

2.5.3 Difficulties for foreign investors to enforce civil liabilities in Cyprus

APL PLC is organized under the laws of Cyprus. The rights of holders of APL PLC Shares are governed by Cypriote law and by the Articles of Association. These rights may differ from the rights of shareholders in other jurisdictions. As a result, it may, inter alia, not be possible for non-Cypriot investors to affect service of process on APL PLC or APL PLC's directors in the investor's own jurisdiction, or to enforce against them judgments obtained in non-Cypriot courts.

2.5.4 Restrictions on ability to transfer or resell the APL PLC Shares without registration under applicable securities laws

The APL PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S..and applicable state securities laws. Therefore, APL PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and U.S. APL PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. APL PLC does not currently anticipate registering any resale transaction under applicable securities laws.

2.5.5 Foreign shareholders may be diluted if they are unable to participate in future offerings

Unless otherwise resolved by the general meeting, with a majority of at least two-thirds of the votes represented in the General Meeting, APL PLC Shareholders have pre-emptive rights proportionate to the aggregate amount of the APL PLC Shares they hold with respect to new APL PLC Shares issued by APL PLC. For reasons relating to foreign securities laws or other factors, foreign investors may not be able to participate in a new issuance of APL PLC Shares or other securities and may face dilution as a result.

2.5.6 The value of the APL PLC Shares will be tied to the performance of APL ASA

By tendering APL ASA Shares against settlement in APL PLC Shares, the value of the APL PLC Shares received is tied to the future performance of APL ASA, which is unknown. Currently, APL PLC only holds shares in APL ASA. Therefore, the value of APL PLC Shares will be affected by the performance of APL ASA and its subsidiaries. APL PLC anticipates that the operational and industry factors, developments and conditions which currently affect APL ASA will similarly affect the value of the APL PLC Shares through its ownership of APL ASA.

2.5.7 The consolidated equity to debt ration of the APL Group may decrease as a consequence of the Mandatory Offer and the Compulsory Acquisition

The consolidated equity to debt ratio of the APL Group may decrease as a consequences of acquisition of APL ASA Shares for cash by APL PLC.

2.5.8 The exchange of APL ASA Shares for APL PLC Shares may be a taxable event in relevant jurisdictions

Transfer of APL ASA Shares to APL PLC under the Mandatory Offer and/or the Compulsory Acquisition, hereunder share for share exchange pursuant to the Share Alternative, may be treated as either tax-free or taxable transactions depending on the applicable tax jurisdiction and other factors including the type of shareholder and the size of the shareholding. Please refer to section 15 for a summary of the tax consequences for APL ASA Shareholders accepting the Mandatory Offer who are resident in Norway for tax purposes.

2.5.9 Risk related to VPS registration

In order to facilitate the listing of APL PLC Shares on Oslo Børs and the registration of the APL PLC Shares with the VPS, the VPS Registrar will be registered as the legal owner of the APL PLC Shares to be listed on Oslo Børs in the Register of Members which APL PLC is required to maintain pursuant to Cyprus law. The relationship between the VPS Registrar, APL PLC and the APL PLC Shareholders is regulated by the VPS Registrar Agreement. In the event that the VPS Registrar Agreement is terminated, there can be no assurance that APL PLC will enter into a replacement agreement on substantially the same terms or at all. A termination of the VPS Registrar Agreement could, therefore, adversely affect the listing of the APL PLC Shares on Oslo Børs. If the VPS Registrar Agreement is terminated and not replaced, the VPS Registrar will use reasonable efforts to cooperate with investors in converting their APL PLC Shares that are listed on the VPS into APL PLC Shares registered in the name of the respective Shareholder.

3 Responsibility for the Document

3.1 Board of Directors of APL PLC

This Document has been prepared by APL PLC to provide information to shareholders of APL ASA in connection with the Mandatory Offer, the Compulsory Acquisition and the directed issue of APL PLC Shares.

The Board of Directors of APL PLC accepts responsibility for the information contained in this Document. The Board of Directors hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in this Document is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import.

20 April 2007

William A. Smith
Chairman of the board

Tor Bergstrom

Svein Eggen

Bruno S. Floris

Synne Syrrist

4 The Mandatory Offer

APL PLC hereby presents a mandatory offer to the APL ASA Shareholders to acquire all the issued and outstanding shares of APL ASA against a cash consideration of NOK 83.4530 per APL ASA Share, alternatively against a consideration payable in APL PLC Shares at an exchange ratio of 1:1. Furthermore, the APL PLC Board has resolved to carry out a compulsory acquisition in accordance with section 4-25 of the Public Limited Liabilities Act, effective upon commencement of the Offer Period. When the Compulsory Acquisition is effective, i.e. on 23 April 2007, the APL ASA Shares not already owned by APL PLC (including all shareholder rights) will be transferred to APL PLC and the APL ASA Shareholders will thereby have a claim for cash consideration against APL PLC.

This section provides a more detailed description of the Mandatory Offer and the Compulsory Acquisition. This Document serves the purpose of being a Mandatory Offer to acquire all outstanding and issued shares in APL ASA, a notification of compulsory acquisition of the reaming shares to the APL ASA Shareholders and a prospectus for the directed issue of APL PLC Shares under the Share Alternative. This Mandatory Offer is made to all APL ASA Shareholders and has been sent to all such shareholders with known addresses appearing in the shareholder register in the VPS as of 19 April 2007 except for APL ASA Shareholders in jurisdictions where this Document may not be lawfully distributed.

4.1 The Offeror

This Mandatory Offer is made by APL PLC, a public limited liability company, organized and existing under the laws of Cyprus, with the corporation number C189062, and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus.

The APL PLC Shares are registered with the VPS under ISIN CY0100170915. The APL PLC Shares were listed on the SMB list of Oslo Børs under ticker code "APLC" on 28 March 2007. Please refer to section 14 for further information in this regard.

As per the date of this Document, APL PLC holds 40,384,410 APL ASA Shares, representing approximately 92.19% of the current issued and outstanding share capital of the company.

4.2 The target company

APL ASA is the target company of the Mandatory Offer. APL ASA is a public limited liability company, organized and existing under the laws of Norway, with organization number 979 871 139, and having its registered address at Vikaveien 85, 4816 Kolbjørnsvik, Norway.

The APL ASA Shares are registered with the VPS under ISIN NO0010255862. The APL ASA Shares have been listed on Oslo Børs since 18 March 2005, with the ticker code "APL". APL ASA's share capital as of the date of this Document is NOK 10,951,581 divided into 43,806,324 APL ASA Shares, each with a nominal value of NOK 0.25.

4.3 Combined Mandatory Offer and Compulsory Acquisition

This Document serves the following two purposes:

(i) A mandatory offer document issued in accordance with chapter 4 of the Securities Trading Act; and

(ii) A notice of Compulsory Acquisition in accordance with section 4-25 of the Public Limited Companies Act.

As a consequence of the APL PLC Board's resolution to carry out the Compulsory Acquisition, APL PLC is the owner of all APL ASA Shares as per the commencement of the Offer Period, i.e. on 23 April 2007. All APL ASA Shares that are subject to the Compulsory Acquisition will as soon as possible be transferred from each APL ASA Shareholders' VPS account to a VPS account in the name of APL PLC.

The aggregate redemption amount under the Compulsory Acquisition has, in accordance with the rules set out in section 4-25 of the Public Limited Liability Companies Act, been deposited in an escrow bank account. The deposited amount will be reduced as settlement in connection with the Mandatory Offer and the Compulsory Acquisition takes place.

4.4 Alternative Course of Action

The APL ASA Shareholders' rights in relation to the Mandatory Offer and Compulsory Acquisition of the APL ASA Shares can be summarized as follows:

1. Each APL ASA Shareholder may accept, partly or wholly, the Cash Alternative of the Offer (which is NOK 83.4530 for each APL ASA Share) within the Expiration Date (which is 21 May 2007). Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

2. Each APL ASA Shareholder may accept, partly or wholly, the Share Alternative of the Mandatory Offer (which is 1 APL PLC Share for each APL ASA Share) within the Expiration Date. Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

3. Each APL ASA Shareholder may remain passive and take no action to accept or reject the Compulsory Acquisition or the Mandatory Offer. On the expiry of the Objection Deadline (which is 25 June 2007), such APL ASA Shareholders will be treated as bound to receive the offered Redemption Amount (which is similar to the offer under the Cash Alternative, i.e. NOK 83.4530 per APL ASA Share). Settlement will then take place as soon as possible and within two weeks of the expiry of the Objection Deadline.

4. Each APL ASA Shareholder may reject or raise objections to the offered Redemption Amount under the Compulsory Acquisition within the Objection Deadline set to 25 June 2007. The Redemption Amount will in such case be determined by an assessment by the Norwegian courts. The settlement date is therefore uncertain.

Alternative 1 and 2 are described in section 4.5 below. Alternative 3 and 4 are described in section 4.6 below.

The APL ASA Shareholders may accept the Mandatory Offer by electing a combination of the Share Alternative and the Cash Alternative by indicating the allocation between these alternatives in the Acceptance Form. The APL ASA Shareholders may also elect to accept the Mandatory Offer only for part of their shareholding.

APL ASA Shareholders who wish to raise objections to or to reject the offered Redemption Amount must give notice to Ræder Advokatfirma, see further section 4.6.2 below.

4.5 The Mandatory Offer

4.5.1 The Offer Price

The Offer Price is:

1. 1 APL PLC Share for each APL ASA Share for APL ASA Shareholders electing the Share Alternative; or
2. NOK 83.4530 payable in cash for each APL ASA Share for APL ASA Shareholders electing the Cash Alternative.

4.5.2 The Offer Period

The Offer Period starts on 23 April 2007 and expires on 21 May 2007 at 16:30 Norwegian time.

APL PLC may extend the Offer Period one or more times, however not beyond 4 June 2007. Any extensions of the Offer Period shall be announced prior to the expiration of the Offer Period in the manner described under section 4.8 "Announcements". Any acceptance of the Mandatory Offer received by the Manager is binding on the tendering APL ASA Shareholder even if the Offer Period is extended.

4.5.3 Acceptance office and procedure

In order for APL ASA Shareholders to accept the Mandatory Offer, an Acceptance Form (or a copy thereof), properly completed and duly executed, must be received by the Manager, on or prior to the Expiration Date, i.e. within 16:30 on 21 May 2007. The Acceptance Form can be sent by regular mail or fax or otherwise delivered, together with any other required documents, to the Manager at the following addresses:

First Securities ASA
Fjordalléen 16. Aker Brygge
P.O. Box 1441 – Vika

N-0115 Oslo, Norway
Telephone: **+47 23 23 80 00**
Telefax: **+47 23 23 80 11**
Internet: **www.first.no**

Each APL ASA Shareholder shall, when accepting the Mandatory Offer, elect to receive either the Cash Alternative or the Share Alternative, or a combination of these two consideration alternatives. If the form of consideration is not explicitly stated in the Acceptance Form, such APL ASA Shareholder shall be deemed to have elected the Share Alternative for all the tendered APL ASA Shares. Unless otherwise explicitly stated, acceptance of the Mandatory Offer by an APL ASA Shareholder will be deemed an agreement to tender all of such APL ASA Shareholder's APL ASA Shares pursuant to the Mandatory Offer.

The acceptance of the Mandatory Offer is irrevocable and may not be withdrawn, in whole or in part, before or after the Expiration Date. By returning the Acceptance Form to the Manager, the APL ASA Shareholder is bound to accept and complete the Mandatory Offer subject to the terms of this Document and the Acceptance Form, as from the moment the Manager has received the Acceptance Form.

APL ASA Shareholders holding APL ASA Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person in the event that they wish to accept the Mandatory Offer. Such broker, bank, agent, trustee, nominee, custodian or other manager must execute and deliver the appropriate Acceptance Form on behalf of such APL ASA Shareholder.

APL PLC is not required to honour Acceptance Forms that are received after the Expiration Date but may do so at its sole discretion. Furthermore, APL PLC reserves the right to treat an acceptance as valid, wholly or partially, even if incorrect or otherwise irregularly undertaken, not accompanied by the necessary document(s) or received elsewhere than stated above, in which event Settlement will be completed when such acceptance is fully corrected and all necessary documents have been received, to the satisfaction of APL PLC. All acceptances of the Mandatory Offer must be unconditional. APL PLC reserves the right to consider any conditional acceptance received as unconditional. Neither APL PLC, nor the Manager, nor any other person will be under any duty to give notification of any defects or irregularities with respect to any acceptances or incur any liability for not giving any such notification.

4.5.4 Settlement

Settlement will occur promptly, and no later than 14 Days after the Expiration Date, i.e. on 4 June 2007 at the latest.

Settlement will be made in NOK for APL ASA Shareholders electing the Cash Alternative. Upon Settlement, the amount due to each such accepting APL ASA Shareholder will be transferred to the bank account registered with the VPS for dividend payments. If such bank account has not been registered with the VPS account, Settlement will take place by bank giro or, for APL ASA Shareholders resident abroad, by currency cheque.

Settlement will be made by issuance of APL PLC Shares for APL ASA Shareholders who elect the Share Alternative. The APL PLC Board is authorized to issue the APL PLC consideration shares under the Share Alternative upon Settlement. Delivery of the consideration to the APL ASA Shareholders electing the Share Alternative, by way of registration of the APL PLC Shares on the APL ASA Shareholder's respective VPS account, is expected to take place no more than 3 Business Days after the Settlement Date. For further information regarding the issuance of APL PLC Shares, please refer to section 8 below.

If the Offer Period is extended, Settlement and other dates indicated above will be delayed by the same time period as the extension.

4.5.5 APL ASA Shareholder transaction costs

APL PLC will pay commissions and transaction costs in VPS directly attributable to the Mandatory Offer. This means that APL ASA Shareholders who accept the Mandatory Offer will not be debited with brokers' fees or similar costs in connection with the Mandatory Offer. All other expenses, if any, incurred by the individual APL ASA Shareholders for advisory services etc., hereunder fees charged by a broker, bank, agent, trustee, nominee, custodian or other managers for the execution and delivery of the Acceptance Form, will not be covered by APL PLC.

4.5.6 Financing of the Mandatory Offer

APL PLC will finance the acquisition for cash of any APL ASA Shares under the Mandatory Offer and the Compulsory Acquisition through its available liquidity resources and credit facilities.

APL PLC has procured Swedbank Oslo AB (publ.) c/o Swedbank Norge to establish an unconditional guarantee (Norwegian: "selvskyldnergaranti") which secures settlement under the Mandatory Offer pursuant to section 4-10 of the Securities Trading Act. Please refer to Appendix IX for a copy of the guarantee. The original guarantee is deposited with Oslo Børs.

4.6 The Compulsory Acquisition

4.6.1 Redemption Amount and Objection Deadline

The Redemption Amount for each APL ASA Share is NOK 83.4530.

According to section 4-25 of the Public Limited Companies Act, the deadline for raising objections against or rejecting the Redemption Amount offered can be set to a a minimum of 2 months from the announcement of the Compulsory Acquisition in the Register of Business Enterprises' electronic publication system. Such announcement is expected to take place by 23 April 2007 and APL PLC has accordingly set the Objection Deadline to 25 June 2007.

APL ASA Shareholders who have not raised objections to or rejected the Redemption Amount in writing within the Objection Deadline, are pursuant to section 4-25 of the Public Limited Liability Companies Act deemed to have accepted the Redemption Amount. Those who have accepted the Mandatory Offer will, however, be subject to the terms of the Mandatory Offer as described in section 4.5 above.

4.6.2 Right to raise objections to or reject the offered Redemption Amount – Costs

Each APL ASA Shareholder has the right, in accordance with section 4-25 of the Public Limited Liability Companies Act, to raise objections to or reject the Redemption Amount. Upon such objection or rejection, the Redemption Amount will set through an assessment by the Norwegian courts, subject to special procedural rules. Both the size of the Redemption Amount, interest compensation, and the payment date is determined as part of the assessment process.

APL PLC will as a general rule pay the costs of such an assessment process. The assessment tribunal may, however, decide that the objecting APL ASA Shareholders shall cover the costs of the assessment process. APL ASA Shareholders who wish to raise objections or to reject the offered Redemption Amount must give written notice by the Objection Deadline to:

Ræder Advokatfirma
P.O.Box 1600 Vika
0119 Oslo
Norway
Att.: Carl Christiansen

4.6.3 Settlement under the Compulsory Acquisition

Settlement for APL ASA Shareholders who have not accepted the Mandatory Offer or not raised objections to or rejected the offered Redemption Amount within the Objection Deadline, will be made promptly and at the latest within two weeks after the Objection Deadline. The amount due to each accepting shareholder will be transferred to the bank account registered with the VPS for dividend payments, or by cheque. For APL ASA Shareholders resident outside Norway, payment will be made by foreign currency cheque.

Settlement for APL ASA Shareholders who have raised objections to or rejected the offered Redemption Amount will be made after a final and enforceable judgment determines the Redemption Amount, unless earlier payment is provided by APL PLC. It can take several years before such a judgment is passed.

4.7 Agreements with the directors and management of APL ASA

There are no agreements between APL PLC and the APL ASA Board or management as of the date of this Document. No payments have been made or other benefits provided by APL PLC to the APL ASA Board or management in connection with the Mandatory Offer. Furthermore, no members of the APL ASA Board or management have been offered the prospect of such payments or benefits.

4.8 Announcements

Without limiting the manner in which APL PLC may choose to make any public announcements, and subject to APL PLC's obligations under applicable law, announcements related to this Mandatory Offer are deemed given when received by Oslo Børs and published through Oslo Børs' electronic information system. APL PLC will have no obligation to publish, advertise or otherwise communicate any public announcement other than by such release to Oslo Børs.

4.9 Tax

Each APL ASA Shareholder is responsible for any taxes it incurs as a consequence of the Compulsory Acquisition and of accepting the Mandatory Offer. APL PLC assumes no responsibility for any tax liability resulting from the Compulsory Acquisition and/or acceptance of the Mandatory Offer. A brief description of certain tax implications of the Compulsory Acquisition and the Mandatory Offer for APL ASA Shareholders subject to Norwegian tax is included in section 15 of this Document. APL ASA Shareholders are advised to seek advice from their own tax consultants in order to determine the particular tax consequences to them from the Compulsory Acquisition and any acceptance of the Mandatory Offer and the relevance or effect of any domestic or foreign tax laws or treaties.

4.10 Governing law – jurisdiction

The Mandatory Offer and all acceptances thereof shall be governed by, and construed in accordance with the laws of Norway, save for the issue of APL PLC Shares under the Share Alternative which shall be governed by Cyprus law. Any dispute arising out of or in connection with the Mandatory Offer and/or the acceptance thereof which cannot be amicably resolved shall be subject to the exclusive jurisdiction of the courts of Norway with the agreed venue in Oslo.

4.11 Foreign shareholders

4.11.1 General

Because of the following restrictions, APL ASA Shareholders are advised to consult legal counsel prior to accepting the Mandatory Offer or making any offer, resale, pledge or other transfer of the APL PLC Shares obtained under the Mandatory Offer.

The distribution of this Document and the making of the Mandatory Offer may be restricted by law in certain jurisdictions. Persons in possession of this Document are required to inform themselves about and to observe such restrictions. This Document may not be used for the purpose of, and does not constitute, an offer to sell or issue, or an invitation to buy or subscribe for, any securities in any jurisdictions in any circumstances in which such offer or invitation would be unlawful.

Each APL ASA Shareholder considering to accept the Mandatory Offer must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells APL ASA Shares or the APL PLC Shares obtained under the Mandatory Offer, or possesses or distributes this Document, and must obtain any consent, approval or permission required by it for accepting the Mandatory Offer.

Each APL ASA Shareholder accepting the Mandatory Offer will be deemed to have acknowledged, by its delivery of an Acceptance Form that APL PLC and the Manager and their respective affiliates and other persons will rely on the accuracy of the acknowledgements, representations and agreements set forth herein.

4.11.2 Notice to investors in the United States

The APL PLC securities referred to herein that will be issued in connection with the Mandatory Offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the Mandatory Offer pursuant to an exemption from the registration requirements of the Securities Act.

The Mandatory Offer relates to the securities of two foreign (non-U.S.) companies. The Mandatory Offer in which APL ASA shares will be exchanged for APL PLC Shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC is located in Cyprus and APL ASA is located in Norway, and some or all of their officers and directors may be residents of Norway, Cyprus or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

The APL PLC Shares are being offered and sold pursuant to an exemption from registration under the U.S. and applicable state securities laws. Therefore, APL PLC Shares may only be transferred or resold in the U.S. in a transaction registered under or exempt from the registration requirements of the applicable securities laws, and U.S. APL PLC Shareholders may be required to bear the risk of their investment for an indefinite period of time. APL PLC does not currently anticipate registering any resale transaction under applicable securities laws.

4.11.3 Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer of APL PLC Shares under the Mandatory Offer as described in this Document may not be made to the public in that Relevant Member State except that an offer of APL PLC Shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than € 43 million; and (iii) an annual net turnover of more than € 50 million, as shown in its last annual or consolidated accounts; (3) by the Manager to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or (4) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offers of APL PLC Shares shall result in a requirement for the publication by APL PLC or the Manager of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of the immediately preceding paragraph, the expression an "offer of APL PLC Shares to the public" in relation to any APL PLC Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the APL PLC Shares to be offered so as to enable an investor to decide to accept the Mandatory Offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

4.11.4 United Kingdom

The Mandatory Offer is only being made to APL ASA Shareholders in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000 ("FSMA"), and the Manager has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in circumstances in which Section 21(1) of FSMA does not apply. All applicable provisions of FSMA must be complied with in respect of anything done in relation to the APL ASA Shares or the APL PLC Shares in, from or otherwise involving or having an effect in the United Kingdom. This Document is directed only at persons who (i) are persons falling within Article 19 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and (ii) to persons outside the United Kingdom only where permitted by applicable law (all such persons together being referred to as "relevant persons"). This Document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which any such communication relates is available only to relevant persons and will be engaged in only with relevant persons.

4.12 Timetable

Below is the expected timetable for the Mandatory Offer and the Compulsory Acquisition. APL PLC reserves the right to change the dates indicated in the table at any time and in its sole discretion pursuant to section 4.5.2 and 4.8. Further, potential delays may occur as a result of, inter alia, announcements being delayed or other necessary actions taking longer than anticipated.

Event	Date
Submission of the Mandatory Offer	20 April 2007

Offer Period	From and including 23 April to and including 21 May 2007 at 16:30.
Anticipated completion of Settlement	28 May 2007, and within 4 June 2007 at the latest
Anticipated date of registration of the APL PLC Shares issued under the Share Alternative in VPS	29 May 2007
The Compulsory Acquisition becoming effective	23 April 2007
Objection Deadline under the Compulsory Acquisition	25 June 2007
Anticipated settlement under the Compulsory Acquisition	2 July 2007 and within 9 July 2007 at the latest

In the event that the Offer Period is extended, certain dates indicated above relating to the Mandatory Offer will be delayed by the same time period as the extension.

5 Combination Agreement between APL ASA and BW Offshore Ltd.

5.1 Re-domiciliation as a separate process

During the preparations for the Exchange Offer, BW Offshore Ltd ("BW Offshore"), purchased 4,415,000 APL ASA Shares, representing 10.1 % of the issued shares of the company, and approached the APL ASA Board in order to initiate negotiations with the view to combine the businesses of the BW Offshore group and the APL Group. On 21 February 2007, the Board of Directors of APL ASA and BW Offshore entered into an agreement (the "Combination Agreement") whereby they have undertaken to recommend to their shareholders a combination of the businesses of the two groups, creating a major force in the global FPSO market with a strong platform for future growth. The joint press release by the parties in respect of the Combination Agreement is included as Appendix VII.

BW Offshore has subsequently increased its shareholding in the APL Group, and exchanged its APL ASA Shares into APL PLC Shares pursuant to the Exchange Offer. BW Offshore did on 29 March 2007 put forward a conditional voluntary offer to acquire all the issued and outstanding share of APL PLC (the "Combination Offer"), with an offer period from and including 30 March to and including 18 April 2007. BW Offshore did on 19 April 2007 announce that the company had received acceptances form APL PLC Shareholders representing in total 51.7% of the total number of outstanding APL PLC Shares (including the 10,915,000 APL PLC Shares already owned by BW Offshore), and that the offer period was extended to Friday 27 April 2007 closing at 16:30 CET.

The APL Group has continued the re-domiciliation process independently from the Combination Offer. The rationale for such separate process was that;

- The re-domiciliation is beneficial to the shareholders in APL ASA (as further outlined in this Document). Awaiting the outcome of the Combination Offer could adversely affect APL PLC's ability to complete the re-domiciliation process, and a delay could therefore negatively affect the APL ASA Shareholders and the APL Group.
- The re-domiciliation to Cyprus will also facilitate optimization of the combined group structure following completion of the Combination Offer.

5.2 About BW Offshore Ltd.

BW Offshore is one of the world's leading FPSO contractors. BW Offshore is publicly listed and part of the BW Group, one of the world's largest maritime groups. The operational head office is in Oslo, Norway. The company has assets operating in Nigeria, Mauritania and Russia, and has recently entered into Mexico as well as set up a strategic cooperation in Malaysia. BW Offshore is known as a dependable contractor for long-term lease arrangements as well as a provider of shorter-term solutions. Its philosophy, combining modularisation, standardisation and flexibility by design with hands-on project management, ensures that a variety of customer needs are met. BW Offshore offers versatile solutions for mid to large-scale projects, both for oil and gas and works with numerous reputable sub-contractors and suppliers as well as conversion yards. BW Offshore is listed on Oslo Børs with ticker code BWO.

Further information on BW Offshore is available on the company's web site; www.bwoffshore.com.

5.3 Rationale for the Combination Offer – and the recommendation of the Board of APL

The combined business of the APL Group and the BW Offshore group will have a strong market position, bringing together leading track records and project execution capabilities with a strong technology edge. The joint resources in engineering, operations, business development and client relationships will create a highly effective combination. As an example, in the promising growth area of the Gulf of Mexico, the APL Group's turret technology and BW Offshore's recent track record in developing the first FPSO for the region has created a winning team for future projects.

By combining forces, BW Offshore and the APL Group are creating a strong international FPSO group with a very capable management that is well positioned to capture the growth opportunity in the market.

APL will under the proposal remain as a separate brand name and the holding company of the APL Group will be a subsidiary of BW Offshore following the completion of the Combination Offer. APL will continue to serve a wide range of clients' turret and mooring requirements, in addition to developing its other business areas.

BW Offshore has received pre-acceptances of the Combination Offer from the following primary insiders in APL ASA:

- Carl Arnet, CEO of APL - 1,940,524 APL PLC Shares
- Knut Sæthre, CFO of APL - 76,344 APL PLC Shares
- Tor Bergstrøm, Board member of APL - 1,200 APL PLC Shares
- Svein Eggen, Board member of APL - 33,600 APL PLC Shares
- Jan Knut Fiskaa, Board member of APL - 6,000 APL PLC Shares
- Steinar Slaatelia, Board member of APL - 4,000 APL PLC Shares

5.4 Board and management of the Combined Company

The Boards have agreed that BW Offshore will call an EGM and propose to elect a new Board that includes i.a. Dr. Helmut Sohmen, William A. Smith and Andreas Sohmen-Pao. The current corporate management of BW Offshore will be strengthened by Carl Arnet continuing as CEO of the APL Group while also being appointed Deputy CEO of the combined entity with overall responsibility for technology and business development.

6 Background for and consequences of the Mandatory Offer

6.1 Background for the Mandatory Offer

APL PLC did on 27 February 2007 put forward a voluntary exchange offer to purchase all the issued and outstanding shares of APL ASA against a consideration in APL PLC Shares at an exchange ratio of 1:1 (the "Exchange Offer"). The offer period under the Exchange Offer commenced on 27 February 2007 and expired on 20 March 2007 at 16:30. As per the expiry of the offer period, APL PLC had received valid acceptances from APL ASA Shareholders in respect of, in aggregate, 39,538,060 APL ASA Shares, representing approximately 90.26 % of the total share capital of APL ASA. On 21 March 2007, APL PLC announced that all conditions for completion of the Exchange Offer were fulfilled. Settlement under the Exchange Offer was completed on 26 March 2007. On 2 April 2007, APL PLC agreed to acquire an additional 846,350 APL ASA Shares against issuance of one APL PLC Share for each APL ASA Share acquired. Settlement by way by issue of new shares in APL PLC was completed on 3 April 2007. Following this acquisition APL PLC owns in aggregate 40,384,410 APL ASA Shares, representing approximately 92.19% of the total issued and outstanding shares in APL ASA.

APL PLC hereby offers to purchase all issued and outstanding APL ASA Shares not already owned by APL PLC pursuant to Chapter 4 of the Securities Trading Act on the terms of this Document and the Acceptance Form.

APL ASA operates in a capital-intensive, international and highly competitive industry. In order to secure a level playing field and possibility to succeed in this fierce environment, it is critical that that the APL Group operates under favourable, stable and predictable legislative and regulatory conditions.

The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which APL ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies. The Mandatory Offer is therefore presented in the long-term interest of the APL Group and its shareholders as a simple and transparent way to relocate the holding company of the APL Group and thereby the investment in the group, thus enabling the APL Group and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment in the APL Group. APL PLC has applied for listing of its shares on Oslo Børs, and the relocation is also expected to make the APL Group even more attractive in the international capital markets.

6.2 The Offer Price

The graph below illustrates the trading price reported by Oslo Børs of APL ASA Shares during the offer period of the Exchange Offer, i.e. from 27 February 2007 to 20 March 2007 (both dates inclusive).


APL share price from 27 February to 20 March
88
87
86
85
84
83
82
81
80
79
78
27.02.07
04.03.07
09.03.07
14.03.07
19.03.07

38

Pursuant to the Securities Trading Act, APL PLC is required to offer an offer price under the Mandatory Offer which is at least as high as the highest price paid or agreed by APL PLC for APL ASA Shares in the six-month period prior to the date the 40 % threshold was exceeded, however equal to the market price if it is clear that the market price was higher when the mandatory offer obligation was triggered.

In the absence of other firm basis for the offer price, the Cash Alternative is based on the volume weighted average trading price for the APL ASA Shares for the period of 5 trading days prior to the Closing Date under the Exchange Offer.

The Share Alternative is 1 APL PLC Share for each APL ASA Share which is equal to the consideration paid under the Exchange Offer.

6.3 Contact with APL ASA prior to launch of the Mandatory Offer

The directors of APL ASA appointed by the general meeting of APL ASA are identical to the directors of APL PLC. The directors of APL ASA appointed by employees are not represented on the APL PLC Board. The employees of the APL Group will be represented at the board of the Norwegian entity Advanced Production and Loading AS, a subsidiary of APL ASA, according to Norwegian Law.

The re-domiciliation process, hereunder the Exchange Offer and the Mandatory Offer, was initiated by the APL ASA Board.

6.4 Consequences of the Mandatory Offer

6.4.1 Consequences for the employees

APL PLC has currently no plans related to the implementation of the Mandatory Offer that will have legal, economic or work-related consequences for the employees of APL ASA.

The employees of the APL Group will however not be represented on the APL PLC Board, cfr. section 6.3 above.

6.4.2 Legal matters

In APL PLC's opinion, the Mandatory Offer as such is not likely to have any legal consequences for APL ASA.

6.4.3 De-listing of APL ASA Shares on Oslo Børs and listing of APL PLC Shares on Oslo Børs

When the Compulsory Acquisition is effective, APL PLC will be the sole shareholder of APL ASA. APL PLC will thereafter present a proposal to the general meeting of APL ASA to approve to apply for de-listing of the APL ASA Shares from Oslo Børs. The de-listing of APL ASA from Oslo Børs will relieve APL ASA from its compliance obligations associated with being a listed company on Oslo Børs. Once approved by the holders of a majority of the outstanding APL ASA Shares required for amendments to the articles of association, APL ASA will submit to Oslo Børs an application for de-listing of its shares from Oslo Børs. The board of directors of Oslo Børs may also decide ex officio to have the APL ASA Shares de-listed from Oslo Børs.

After implementation of the Compulsory Acquisition on 23 April 2007, the APL ASA Shares will no longer be capable of being traded on Oslo Børs or otherwise. The APL ASA Shares are anticipated to be de-listed from Oslo Børs as soon as possible after the Expiration Date, i.e. on or about 22 May 2007.

6.5 Interest of natural and legal persons involved in the Mandatory Offer

APL PLC is not aware of any interest, including conflicting ones, which is material to the Mandatory Offer.

6.6 Use of Proceeds and Reasons for the Mandatory Offer

The Mandatory Offer is made in order to acquire APL ASA. For further information regarding the rationale of the Mandatory Offer, please refer to section 4 above.

In exchange for the issuance of APL PLC Shares under the Share Alternative, APL PLC will receive APL ASA Shares. APL PLC will receive no further proceeds under the Mandatory Offer.

6.7 Manager

First Securities is the Manager of the Mandatory Offer, for details see section 1.2.4 above.

7 Statement from the Board of Directors of APL ASA

APL PLC has through this Document offered to acquire all issued and outstanding shares of APL ASA.

According to the Securities Trading Act Sections 4-16 and 4-18, the board of directors of APL ASA shall issue a statement regarding the Mandatory Offer. However, as the offer is in agreement with the board of directors of APL ASA, Oslo Børs has instructed the APL ASA Board to engage an independent advisor to issue a statement on the merits of the Mandatory Offer pursuant to the Securities Trading Act section 4-16. Copy of text of such statement from an independent advisor is included as Appendix VIII to this Document.

In addition to the statement from an independent advisor, the members of the APL ASA Board appointed by the shareholders have expressed its views on the Mandatory Offer and the rationale for its recommendation to accept the Mandatory Offer as follows:

"APL ASA Shareholder,
We would like to explain the background and reasons for our recommendation and to seek your acceptance of the Mandatory Offer.

The Mandatory Offer is made by APL PLC. We, the directors appointed by the shareholders of APL ASA, are also the directors of APL PLC. The APL PLC Board has resolved to effect a compulsory acquisition of the remaining shares of APL ASA pursuant to section 4-25 of the Norwegian Public Limited Companies Act. Following the commencement of the Offer Period under the Mandatory Offer, APL ASA will therefore become a wholly-owned subsidiary of APL PLC.

The board of directors of APL ASA has decided to recommend changing the group's domicile to Cyprus. The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime, under which APL ASA currently operates. Being a member of the European Union Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

The APL group will probably derive more and more of its profits from group companies operating in jurisdictions with a benign tax regime – like Singapore. As a Cypriot company, APL PLC will profit from beneficial taxation rules. Cypriot holding companies pay 0% income tax and low taxes (approximately 10%) on activities deriving from other activities. Further there is no withholding tax on dividends paid from Cyprus registered companies. Net profits earned by the APL Group should thus increase, and also improve the APL Group's ability to pay dividends to its shareholders. Total taxes payable (by the APL Group and its shareholders) will be reduced by the re-domiciliation.

The Mandatory Offer and the Compulsory Acquisition may have tax implications. Each shareholder must, therefore, investigate what kind of tax-implications, if any, the Mandatory Offerand the Compulsory Acquisition will have. In general, Norwegian individual shareholders are taxable for capital gains, while Norwegian corporate shareholders are not. As the conclusion of our advisers is that an application to the Norwegian Ministry of Finance to obtain a tax relief (exempting Norwegian individual shareholders from Taxation) will probably be rejected (and also is not be possible to obtain within the time frame of the Mandatory Offer), the board of directors of APL ASA has decided to pursue the redomiciliation, as the long term benefits through lower taxes for the APL Group (and thereby its shareholders) should justify any taxation experienced from the Mandatory Offer and the Compulsory Acquisition. A brief description of Norwegian tax rules as they apply to APL PLC Shares is contained in section 15 of the Document.

APL ASA Shareholders are advised to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Mandatory Offer. We also encourage you to carefully review section 2 "Risk Factors". If you are in any doubt as to the actions to take in respect of the Mandatory Offerand the Compulsory Acquisition, you are recommended to seek your personal financial advice.

The APL ASA Board believes that the terms of the Mandatory Offer are in the best interest of the APL ASA Shareholders as a whole and recommends all APL ASA Shareholders to accept the Mandatory Offer. All the

directors of APL ASA who did hold APL ASA Shares have accepted the Exchange Offer in respect of their own holdings.

One of APL ASA's largest shareholders (Kolbjørn Invest AS) is owned by the CEO of APL ASA Mr. Carl K Arnet. Kolbjørn Invest AS has initiated and actively supported the re-domiciliation process by founding APL PLC. Mr. Arnet has done so in full understanding with the board of APL ASA, and the Mandatory Offer does not include any consideration or preferred treatment to Arnet or Kolbjørn Invest AS.

Yours sincerely,
The board of directors of APL ASA"

8 The Listing of APL PLC Shares

APL PLC submitted an application to Oslo Børs on 31 January 2007 for listing of its shares on the SMB List. The board of Oslo Børs approved the application at its meeting on 28 February 2007. The first quotation and trading day for the APL PLC Shares was 28 March 2007. The number of APL PLC Shares forming one round lot consists of 200 shares. The ticker code is "APLC".

8.1 Rights attached to APL PLC Shares offered

The APL PLC Shares issued under the Share Alternative will rank pari passu with the already issued APL PLC Shares in all respects. APL PLC Shares offered will be entitled to dividends resolved after the time of registration of the shares with the Register of Members of APL PLC which APL PLC is required to maintain pursuant to Cyprus law. Each APL PLC Share offered carries one vote at APL PLC's general meeting.

The APL PLC Shares issued under the Share Alternative is expected to be delivered to the tendering APL ASA Shareholders by way of registration on the respective shareholder's VPS account on or about 29 May 2007.

See section 14 for a further description of certain matters pertaining to APL PLC Shares, including dividend rights, voting rights, pre-emption rights, rights to share in profits, right to share in surplus in the event of liquidation, mandatory offer obligation, squeeze-out rules, etc.

See section 15 "Taxation" below for a description of applicable rules regarding withholding tax, etc.

8.2 Currency

APL PLC Shares are denominated in USD, each with a nominal value of USD 0.10.

8.3 Shareholders

The 20 largest APL PLC Shareholders as per 10 April 2007 were:

	Name	%	16.04.07
1	BW LPG FPSO I LTD	16,10 %	6 500 000
2	GOLDMAN SACHS INTERNATIONAL	11,73 %	4 735 216
3	BW LPG FPSO I LIMITIED	10,93 %	4 415 000
4	MORGAN STANLEY AND CO.INTL.LIMITED	6,34 %	2 559 902
5	ING BANK NV	5,51 %	2 227 200
6	LEX NORGE AS	5,37 %	2 168 200
7	DEUTSCHE BANK AG LONDON	5,26 %	2 124 088
8	KOLBJØRN INVEST AS	4,75 %	1 918 525
9	STATE STREET BANK AND TRUST CO.	3,89 %	1 571 050
10	FORTIS BANK LUXEMBOURG S.A.	3,70 %	1 495 254
11	CITIBANK, N.A.	2,94 %	1 186 280
12	J.P. MORGAN BANK LUXEMBOURG S.A.	2,23 %	901 640
13	BEAR STEARNS SECURITIES CORP.	2,02 %	816 561
14	UBS AG, LONDON BRANCH	1,38 %	559 300
15	MORGAN STANLEY AND CO.INTL.LIMITED	1,23 %	498 476
16	GOLDMAN SACHS INTERNATIONAL	1,09 %	440 386
17	STATE STREET BANK AND TRUST CO.	1,03 %	415 200
18	811 INVEST AS	0,94 %	378 000
19	DNB NOR BANK ASA EGENHANDELSKONTO	0,76 %	308 000
20	KAALSTAD JENS PETTER	0,75 %	303 852

8.4 Authority to issue new APL PLC Shares

The APL PLC Board has been granted authority to issue up to 43,806,324 new APL PLC Shares, equalling the current number of shares issued by APL ASA, in connection with the completion of the Exchange Offer and the Mandatory Offer. 39,538,060 of the authorization were utilized in connection with settlement under the Exchange Offer, and 846,350 of the authorization were utilized on 3 April 2007 in connection with acquisition of

further APL ASA shares. The APL PLC Board is therefore authorized to issue up to 3,421,914 new APL PLC Shares in connection with Settlement to APL ASA Shareholders electing the Share Alternative.

The number of shares in APL PLC following completion of the Mandatory Offer, and therefore the issued share capital of APL PLC, will depend on the number of APL ASA Shareholders electing the Share Alternative under the Mandatory Offer. Provided that all remaining APL ASA Shareholders tender all their shares against the Share Alternative under the Mandatory Offer, the issued share capital of APL PLC will be increased by USD 342,191.4 by issuance of 3,421,914 APL PLC Shares, each with a par value of USD 0.10, resulting in an aggregate share capital of USD 4,414,633.

8.5 Transferability

APL PLC Shares are according to Cyprus law and the Articles of Association of APL PLC, freely transferable.

8.6 Dilution

The maximum number of APL PLC Shares available under the Mandatory Offer equals the number of APL ASA Shares held by other shareholders than APL PLC, i.e. 3,421,914 APL PLC Shares. APL PLC has prior to the Mandatory Offer a total of 40,384,411 registered APL PLC Shares. If all remaining APL ASA Shareholders were to accept the Share Alternative under the Mandatory Offer, then the resulting total number of APL PLC Shares would be 43,806,330 (excluding treasury shares), resulting in a dilution equal to 7.8115 % for the current APL PLC Shareholders.

For all practical purposes, and provided that all remaining APL ASA Shareholders tender their shares under the Share Alternative, then the shareholder structure of APL PLC following completion of the Mandatory Offer will be identical to the shareholder structure in APL ASA had the Exchange Offer and the Mandatory Offer not been made.

If an APL ASA Shareholder does not elect the Share Alternative under the Mandatory Offer, then such APL ASA Shareholder will receive cash settlement for its shares, and will no longer have ownership interest in either APL ASA or APL PLC.

8.7 Expenses of the Mandatory Offer

APL PLC expects to incur the following fees and expenses in connection with the Mandatory Offer and Listing of APL PLC Shares on the Oslo Børs:

Name	Address	Nature of engagement	Amount
First Securities	Oslo, Norway	Management fee	MNOK 2.3
Bugge, Arentz-Hansen & Rasmussen	Oslo, Norway	Legal services	MNOK 1.3
Davis Polk & Wardwell	London, U.K.	Legal services	MNOK 0.6
Montanios & Montanios	Nicosia, Cyprus	Legal services	MNOK 0.6
Ernst & Young	Oslo, Norway	Auditing services	MNOK 1.0
Ræder	Oslo, Norway	The APL Group's legal advisor	MNOK 0.3

In addition to the fees set out above, APL PLC will be responsible for other costs incurred, amounting to approximately NOK 500,000. This includes the cost of printing and distribution of this Document, fees to Oslo Børs, marketing, etc.

9 Description of APL PLC

9.1 History and development

APL PLC was incorporated in Cyprus on 29 December 2006. APL PLC is registered with the Registrar of Cyprus Companies under the registration number C189062 under the legal name APL (Advanced Production & Loading) PLC as a public company with limited liability, organized and existing under the laws of Cyprus. APL PLC's registered address is Diagoras House, 7th floor, 16 P. Catelaris Street, CY-1097 Nicosia, Cyprus. The telephone number is (+47) 45 29 70 00 (c/o APL ASA) and APL PLC will use the web address www.apl.no, as currently used by APL ASA.

APL ASA is a Norwegian public limited liability company registered with the Norwegian Register of Business Enterprises on 23 May 1998 under the registration number 979 871 139. It remained as a "shelf company" until December 2003 when it was used as a vehicle for a "management buy-out" (MBO) of the company Advanced Production and Loading AS ("APL AS") from Offtech Invest AS (a subsidiary of Statoil ASA). The APL ASA Shares were listed on Oslo Børs on 18 March 2005. The registered address of APL ASA is Vikaveien 85, 4816 Kolbjørnsvik, Norway. The telephone number +47 45297000 and the web address is www.apl.no.

Since APL PLC is a recently incorporated holding company, the highlights of important events in the development of the issuer relates to the history of the operating companies to be acquired; the APL Group:

1993	Advanced Production and Loading AS was incorporated by Statoil and Marine Consulting Group. The same year, Advanced Production and Loading AS delivered its first system to the Fulmar field in the North Sea.
1996	Advanced Production and Loading AS was awarded the first international contract by Statoil at Lufeng in China.
1997	Advanced Production and Loading AS established its first international offices.
1998	Advanced Production and Loading AS became wholly owned by Statoil and all technology rights associated with Advanced Production and Loading AS commercial activities were licensed to Advanced Production and Loading AS.
	Advanced Production and Loading AS also delivered its first EPCI contract, a SAL loading system UK waters.
1999	Advanced Production and Loading AS was awarded a turn-key EPCI contract in China for a production system.
2002	Advanced Production and Loading AS purchased most of the business activities of Hitec Marine AS on 1 September 2002 to fully integrate all technologies associated with offshore loading. Through the takeover, Advanced Production and Loading AS strengthened its competence and market position in ship equipment and maintenance services.
	Furthermore, in 2002 Advanced Production and Loading AS developed swiveltechnology.
2003	Statoil and the management entered into a buy-out agreement, which was concluded on 28 January 2004.
2004	Energivekst AS and Energy Ventures AS became majority owners and the management buy out (MBO) was completed.
2005	The world's first offshore LNG Regasification Terminal, was delivered by APL ASA same day as the mother company APL ASA was listed on the Oslo Sock Exchange.
	(On 10 February 2005, the Annual General Meeting approved the change of legal status from private limited liability company (AS) to public limited liability company (ASA), and the name change from "Calculus AS" to "APL ASA".
	The APL ASA Shares were listed on Oslo Børs on 18 March 2005.)
2006	APL ASA undertook a private placement in May 2006 and acquired about 40 % of Nexus Floating Production. Nexus Floating Production has entered into an agreement with the Korean yard, Samsung, to build a FPSO for delivery in June 2009. The vessel will be equipped with the STP technology.

9.2 Business objectives and strategy

9.2.1 The APL Group's strategy and vision

The APL Group's business concept is to provide Production Systems and Terminal Systems to floating units within the offshore oil and gas industry. The APL Group's strategic focus is on products and services in the interface between the seabed and the vessel. The APL Group's core products are based on patented technology. The APL Group's products constitute a critical part of the oil and gas production value chain with the oil companies' cash flow literally "running through" the Production Systems and Terminal Systems.

The APL Group competes in the international Exploration and Production (E&P) arena and has sold and expects to sell a major part of its products and services in the international market. Closeness to the market and international sourcing of subcontractors and products is key to the continued development of the group. Ensuring a level playing field with competitors with respect to favourable, stable and predictable legislative and regulatory conditions is very important to the continued success and development of the APL Group. The APL Group is continuously reinforcing its marketing and engineering strengths. This requires the group to tap into wider sources of talent. The APL Group intends to grow along three specific dimensions; expansion of product scope, expansion of the customer portfolio and expansion into new segments. The group intends to continue responding to customers' demand in an innovative and cost efficient manner. The growth strategy is summarized in the figure below:

Figure: The APL Group 's growth strategy


Core skills:
Innovative supplier of cost-efficient solutions to the oil industry capitalizing on leading engineering competency and project management skills
Action:
1. Expand product scope
2. Expand customer portfolio
3. Expand into new segments
Specific objectives:
• Further integrate equipment and services into projects
• Installation of own equipment is a recent example
• Exploit position as only "independent" mooring systems provider
• Expansion into new applications
• LNG is a recent example
• Expansion through acquisitions

Source: The APL Group/First Securities

1. **Expansion of product scope:** The APL Group shall seek to further continue integrating equipment and services into its projects. In the short to middle term, the objective is to strengthen naval architecture, process and offshore installation expertise together with extending project management capabilities.

2. **Expansion of customer portfolio:** The APL Group shall take advantage of its position as the only "independent" provider of mooring technology. A major proportion of the growth shall be realized from the increasing number of ship owners or EPCI contractors that are entering the market every year who are unfamiliar with the associated engineering and project management.

3. **Expansion into new segments:** The APL Group shall continue to expand its product portfolio based on its patented core technology. For instance, the APL Group shall leverage on its "first-to-market" position as the technology provider for the first LNG terminal. Moreover, the APL Group shall acquire companies that will accelerate or provide synergies with the above strategy.

The APL Group's vision is to be the leading and most innovative supplier of products and services for offshore oil and gas production and fluid transfer. Over the next five years, the APL Group's goal is to:

- Maintain the technical edge through being an innovative supplier of cost-efficient solutions to the oil industry capitalising on leading engineering competency and project management skills.

- Further strengthen its position as the clear challenger to the market leader, SMB Offshore
- Set the standards for the offshore LNG terminals.

Examples on successful innovation in recent years include the SYS Production System for very shallow water (sold to CNOOC Ltd. For the Bohai Bay, China), the ETP Production System for deep water (sold to BW Offshore for the Chinguetti field, Mauritania), and the BTL Terminal System for ultra deep water (Sold to Technip for the Dalia field, Angola).

9.3 The reorganization/relocation

The presentation of the organizational structure in this section will illustrate two structures:

- APL ASA, the group structure prior to the making of the Exchange Offer where the parent company is a Norwegian registered public company (section 9.3.1).
- APL PLC, the planned structure for APL PLC after the successful completion of the Exchange offer, the Mandatory Offer and the Compulsory Acquisition and an internal reorganization (section 9.3.2).

9.3.1 Structure of the APL Group prior to the re-domiciliation process and the internal reorganization

The figure below illustrates the group structure of APL ASA prior to reorganization and relocation of parent company to Cyprus.

Figure: Structure of the APL Group prior to the Exchange Offer


Norwegian individual shareholders
Norwegian Corporate shareholders
EU shareholders
Non EU shareholders
APL ASA
Ultimate parent listed on OSE
(Norway)
Other non Norwegian shareholders
APL Technology
(Norway)
APL AS
Advanced Production and Loading AS
(Norway)
APL Property
(Norway)
49%
40%
60%
Advanced Production and Loading Pte. Ltd
(Singapore)
Rep.
Office France
APL Asia
Sdn Bhd
(Malaysia)
APL Malaysia
Sdn Bhd
(Malaysia)
APL Inc
Houston
(US)
APL do Brazil
Ltda
(Brazil)
APL UK Ltd
(UK)
APL
Management
Services
(Norway)
APL Subsea
Installation
Services
(Norway)
Nexus,
Singapore
Rep.
Office Shanghai

Source: The APL Group/First Securities
Note: All compaies are held 100 % unless utherwise indicated

9.3.2 8.3.2 Planned structure of the APL Group following the re-domiciliation process and the internal reorganization

The figure below illustrates the planned group structure of APL PLC after reorganization and relocation of parent company to Cyprus.

Figure: Planned structure of the APL Group following the re-domiciliation process and the internal reorganization

Source: The APL Group/First Securities
Note: All compaies are held 100 % unless utherwise indicated

Following implementation of the Compulsory Acquisition, APL PLC will own all shares in APL ASA.

In order to facilitate tax optimization for the APL Group, is also intended to carry out an internal re-organization It is therefore contemplated to transfer the shares of Nexus Floating Production Ltd and Advanced Production and Loading Pte. Ltd to APL PLC. Other subsidiaries may also be transferred to APL PLC following further analyses of tax and other consequences. Furthermore, the APL Group intends to built up an operational headquarter in Singapore through the subsidiary Advanced Production and Loading Pte. Ltd.. Major contracts are planned executed by this company. The Singaporean oerations will be subject to a favourable tax regime in Singapore. Moreover, pursuant to the tax treaty between Cyprus and Singapore, no withholding tax will be levied on dividend distributions from Advanced Production and Loading Pte. Ltd. to APL PLC.

The Norwegian company Advanced Production and Loading AS is in the process of being demerged into three separate entities; (i) Advanced Production and Loading AS, (ii) APL Technology AS and (iii) APL Property AS. The demerger is expected to be completed within the end of February.

9.4 Overview of subsidiaries

9.4.1 Subsidiaries of APL ASA prior to the re-domiciliation process and the internal reorganization

Subsidiary	Country	Ownership	Voting rights
Advanced Production and Loading Pte Ltd	**Singapore**	**100%**	**100%**
Advanced Production and Loading AS	**Norway**	**100%**	**100%**
APL Technology AS (in the process of being demerged from Advanced Production and Loading AS)	**Norway**	**100%**	**100%**
APL Property (in the process of being demerged from Advanced Production and Loading AS)	**Norway**	**100%**	**100%**
Nexus Floating Production Ltd	**Singapore**	**appr. 40%**	**appr. 40%**

Source: The APL Group/Manamind

Advanced Production and Loading AS has established a rep. office in France and owns 49 % of the Malasian company APL Malaysia Sdn Bhd. Advanced Production and Loading AS also holds 100 % of the following companies:

- APL Management Services AS
- APL Subsea Installation Services AS
- APL Asia Sdn Bhd (Malaysia)
- APL Inc. (Houston, US)
- APL do Brazil Ltda. (Brazil)
- APL UK Ltd. (UK)

9.4.2 Planned subsidiaries of APL PLC following the re-domiciliation process and the internal reorganization

The list set forth below is based on initial advice by the advisors of APL PLC. Final structure will probably involve further companies being owned directly by APL PLC.

Subsidiary	Country	Ownership	Voting rights
Advanced Production and Loading Pte Ltd	**Singapore**	**100%**	**100%**
APL ASA	**Norway**	**100%**	**100%**
Nexus Floating Production Ltd.	**Singapore**	**appr. 40%**	**appr. 40%**

Source: The APL Group/First Securities

9.5 The APL Group's operations

9.5.1 Business Model

The APL Group's scope of delivery was initially limited to the engineering and project management of its products. The APL Group is today starting to integrate a larger proportion of the value chain taking on the responsibility for turn-key deliveries. This includes responsibility for complete EPCI (Engineering, Procurement, Construction and Installation) contracts. A large part of the additional scope is bought-in services and products based on the APL Group specifications. Being close to customers and suppliers as well as cost efficiency is very important to the APL Group and its future expansion.

The APL Group has over the years expanded its managerial, administrative and engineering resources in Arendal significantly and has through this become one of the largest local employers. As resources locally in Norway are getting scarce it is increasingly important for the APL Group to tap into new sources of talent through globalization of operations. The first major step was taken in 2005 by the establishment of operations in Kuala Lumpur, Malaysia through the subsidiary APL Asia Sdn Bhd.

The major driving forces for the APL Group's expansion in scope of delivery have been the customers' demand for fewer suppliers and reduced interface risk. It has been a natural step for the APL Group to increase its scope of work as the APL Group has both the critical technology and knowledge.

The APL Group does not have any fabrication facilities; all fabrication work is subcontracted to other suppliers.

The APL Group contracting strategy is to work closely with its suppliers on "back-to-back" agreements. The client contracts generally falls into two categories: purchase orders or full-length fabrication contracts, either based on industry standards such as NF92, NTK 2000, or CRINE, or "house standards" prepared by the client.

Figure: Illustration of the APL Group's business model

48


Technology, Design & Engineering
Fabrication/ Construction
Installation
Vessel ownership
Vessel / Field Operation
• Proprietary technology
• Patents, in-house expertise
• Co-operation with sub-contractors
• Provide on an as-needed basis
• Non-core by use of offbalance vehicles (like: Nexus FP)
• Performed by separate entity or partners or combination
core
non-core
opportunistic
Turnkey Provider
External vehicles/Oil company

Source: The APL Group/First Securities

The APL Group will maintain focus on its core skills which comprise product innovation, engineering and project management.

9.5.2 Business and Product Overview

The APL Group has two product lines, Production Systems and Terminal Systems. The products of both are critical for the offshore oil and gas production. Production Systems include products and services related to production of oil and gas by FPSOs and FSOs. Terminal Systems include products and services related to the loading of oil and gas from production facilities offshore or delivery of products from offshore to land based facilities. The APL Group's products are grouped below according to product lines:

Figure: Products by business segment


The APL Group
Production Systems
Terminal Systems
Key products:
- Submerged Turret Production (STP) for FPSO
- Submerged Turret Loading (STL) for FSO
- External Turret Production (ETP) for FPSO
- SAL Yoke System (SYS) for FPSO
- Harsh Environment FPSO
Key products:
- Submerged Turret Loading (STL) for Shuttle Tankers
- Single Anchor Loading (SAL) for Shuttle Tankers
- Buoy Turret Loading (BTL) for Shuttle Tankers
- Bow Loading Systems (BLS) for shuttle Tankers
- Stern Discharge Systems (SDS) for shuttle Tankers

Source: The APL Group/First Securities

In addition to the products listed in figure 9.5.2, the APL Group has several alternative and complementary products that have not yet been sold, such as. Single Anchor Production (SAP) system, Offshore Loading Systems (OLS), Sequential Transfer of Tank Atmosphere (STTA) and Gas to Liquids (GTL) and Volatile Organic Compound Recovery & Return Systems (VOC). These non-core products will not be discussed in more detail herein (please visit www.apl.no for more information).

The products are continuously improved in order to serve customers' need better.

9.5.3 Product Application Overview

The APL Group's products are used globally in connection with the development and production of oil and gas from offshore oil and gas fields. The figure below sets out an overview of the utilization of the APL Group's products in various field development scenarios:

- **Field development using floating units:** There is a demand for the APL Group's products for turret, mooring and fluid transfer systems for ship based floating units or for transfer systems from the floating unit to the shuttle tanker or for any export terminal associated with the floating unit. If the field development is carried out by using floating units like TLPs, SPARs or Semi Submersibles, the demand for the APL Group's products is mainly associated with turret, mooring and fluid transfer systems for ship based floating storage units or export terminals.
- **Field development using fixed platforms:** There is a demand for the APL Group's products for export terminals in the instances where the unit is not connected to a pipeline system.

Figure: Product application overview


Field development:
Fixed Platform and Floating Production (TLP, SPAR, SEMI)
Floating Production (FPSO)
Transportation:
Shuttling
Pipeline
Shuttling
Pipeline
FSO required:
No
Yes
No
No
Yes (1)
No
APL Group order:
(W)TS(2)
TS
PS
No order
TS
PS
Few orders
PS

PS = "Production Systems"

TS = "Terminal Systems"

(1) FSOs are rarely required when oil & gas fields have FPSOs in operation. However, if a field has both a FSO and a FPSO, the APL Group will be in position to sell two Terminal Systems (one for the FSO and one for the shuttle tanker) and two Production systems (one for the FSO and one for the FPSO)
(2) The "W" means a Twin Terminal System, i.e. occasionally there are possibilities for sale of two Terminal Systems

Source: The APL Group/First Securities

9.5.4 Product Expansion based on a Core Technology

The APL Group's has significant competence and knowledge about vessels and the production of oil and gas. Furthermore, the APL Group has in-depth knowledge about how ships behave at sea and associated forces for station keeping and component design. This competence and knowledge has formed the basis for the development of the product portfolio.

The core STL technology was originally developed for harsh environment North Sea clients such as Statoil, demanding simple yet solid products. Later, the APL Group has sought to tailor its product line to the specific needs of its increasing portfolio of customers. As a result, the APL Group has developed a product portfolio reflecting a wide range of product specifications and price levels.

As a consequence of its design practices, the APL Group builds lighter and more cost competitive systems than its competitors.

Figure: Illustration of the APL Group's product expansion


SAL / SYS
Shallow Water
SAL / BTL / ETP
Benign Water
STP
Harsh Environment
STL: Core technology
DW SAL / DW BTL
Deeper Water
SAL
Ice
Product expansion
STL applied within new areas
Both product expansion and STL applied within new areas
LNG

Source: The APL Group/First Securities

Proprietary technology forms the basis of the APL Group's product portfolio. It is the APL Group's strategy to apply for patents if possible to protect its competitive edge. The APL Group is not dependent upon any single patent – STP and STL related patents cover the main product portfolio.

The APL Group allots considerable resources to developing cutting-edge technological solutions and aims to be at the very forefront of capabilities in terms of environmental loads, deep and shallow water, ice, fluid pressures and, last but not least, cost/benefit. The APL Group utilises sophisticated test facilities at Marintek (SINTEF), HSVA, and Maric in addition to the APL Group's own test facilities in Arendal.

In 2005, the APL Group's two product lines, Production Systems and Terminal Systems, comprised 33 % and 67 % of overall revenues, respectively:

Figure: Four year revenue history by product lines (proforma)


Revenues (NOK million)
1.200
1.000
800
600
400
200
-
1.035
693
342
560
251
309
595
332
263
442
117
326
2002
2003
2004
2005
Production Systems
Terminal Systems

Source: The APL Group/First Securities

9.5.5 Production Systems

The Production Systems product line are related to the mooring of FPSO (Floating Production Storage and Offshore Loading) vessels and FSO (Floating Storage and Offshore Loading) vessels. Key products include Submerged Turret Production (STP) for FPSO, Submerged Turret Loading (STL) for FSO, External Turret Production (ETP) for FPSO, SAL Yoke System (SYS) for FPSO and harsh environment FPSO.

To permanently moor an FSO or FPSO vessel offshore, oil companies employ either a spread mooring or a turret mooring. Spread moorings moor the four corners of the FSO or FPSO to the seabed with groups of three to four mooring lines. Approximately 33% of FSOs and FPSOs use spread moorings. As spread moorings restrict the tanker's ability to freely weathervane, their use is restricted to areas where weather conditions are benign, such as Brazil or Indonesia, and to areas with a stable weather direction, as is the case in Africa. Spread moorings do not require extensive engineering or innovation, and therefore do not generate significant added value.

The APL Group main focus is turret moorings. Approximately 67 % of the FPSO or FSO field developments require turret mooring. When FSOs and FPSOs are turret moored, the turret itself is moored to the seabed, and the tanker can weathervane freely around the turret. This mooring can be used in any weather and depth, and with any tanker category.

Submerged Turret Loading (STL)

The development of the STL technology was a result of a demand in the market for terminal systems with high availability in harsh environments. The terminal systems available in the market at the time had clear limitations with respect to operation in bad weather conditions. Historically, the STL Production System has been one of the APL Group's most important products and has been installed or is currently under installation at seven fields in the North Sea, Norwegian Sea and Timor Sea. The STL technology is simple, compact and flexible, making it suitable for a wide range of field developments and water depths.

The basis of the STL system is the buoy moored to the seabed. The buoy is pulled into and secured in a mating cone in the bottom of the vessel thus connecting the mooring system. Inside the buoy is the turret with connection to the mooring and riser systems. The outer buoy hull can rotate freely with the vessel around the turret by means of internal turret bearings. Oil, gas or other media are transferred through a swivel to the piping system of the vessel. When not connected the STL Buoy floats idly in a submerged position at a designed water depth with a pickup line to the surface, ready for new connection. This depth may be between 25 and 40 meters.

Figure: STL Illustration



With a suitably designed mooring system, the STL system can be safely operated more or less independent of weather conditions and sea states. Should the tanker for any reason have to disconnect from the buoy, a safe release can be performed in any weather. This can be carried out either as a normal controlled operation or as an emergency disconnection. Connection to and disconnection from the STL Buoy is a straightforward and fast operation. Under average conditions connection can be completed in about one hour from the time the tanker arrives at location. Normal controlled disconnection can be done in less than half an hour. An emergency disconnection can be undertaken within a few minutes.

Table: Selection of STL projects

Project	Customer	Location	First year in operation
North East Gateway	Excellerate	Boston	2007
Volve FSO	Statoil	North Sea	2006
Gulf Gateway	Excellerate	Gulf of Mexico	2005
Volve FSO	Statoil	North Sea	2006

Bayu Undan LPG FSO	Phillips	Timor Sea	2002
Banff FSO	Conoco	North Sea	2000
Åsgard C FSO	Statoil	North Sea	1999
Njord FSO	Norsk Hydro	North Sea	1997
Yme FSO	Statoil	North Sea	1995
Fulmar FSO	Shell	North Sea	1993

Source: The APL Group

Customers typically place orders 15 months prior to start of production and average order size is USD 20 - 50 million. A typical order is produced within 10 – 12 months.

Submerged Turret Production (STP)

The APL Group pioneered the development of the disconnectable turret solution STP (Submerged Turret Production). The STP system was the world's first turret with a high reliability ship interface inherited from the STL. The STP system provides a new solution to risk management of offshore FPSO projects by allowing independent development of the FPSO and the field equipment. Based on the technology developed for the STP, the APL Group today has a full complement of system that covers all development scenarios.

The STP technology represents a simple, compact and flexible turret mooring system for FPSOs making it suitable for a wide range of applications and is a further development of the STL system. The STL turret and mooring technology has been combined with a high pressure multi-path swivel to create a complete mooring, turret and swivel package for offshore floating production based on the use of ships or ship-like structures. The STP swivel (Rotating Connector) transfers well streams, water, gas, signals and power from the geo-stationary risers to the piping/ cabling system of the freely weathervaning vessel towards the process plant onboard. A typical STP system allows for 7 - 10 risers dependent on the riser size. The concept is scalable upwards, and the APL Group has designed STP buoys able to accommodate 15 - 20 risers.

Figure: STP Illustration


M FPSO

The core of the STP system is the buoy moored to the seabed. Pulled into and secured in a mating cone, the buoy is connecting the vessel to the mooring system. Internally in the buoy is the turret with connection to the mooring and riser systems. The outer buoy hull can rotate freely with the vessel around the turret by means of internal turret bearings. The STP technology is simple, compact and flexible, making it suitable for a wide range of field developments and water depths.

All STL and STP systems today, except the larger Alvheim system, are based on the same mating cone geometry in the vessel leading to standardisation of the specialised steelwork in the vessel as well as an excellent basis for utilisation and reuse of vessels.

Table: Selection of STP projects

Project	Customer	Location	First year in operation
Nexus	Nexus FP	TBD	2009
"MA-1"	AFP	India	2007
Vincent	Mærsk Contractors	Australia	2008
Xijiang	CNOOC	China	2007
Wenchang II	CNOOC	China	2007
Front Puffin FPSO	Frontline	Australia	2007
LNGRV	Daewoo Shipbuild.	Gulf of Mexico	2007
Alvheim FPSO	Marathon	North Sea	2006

PanYu FPSO	Devon	South China Sea	2003
Wenchang FPSO	CNOOC	South China Sea	2002
Pierce FPSO	Shell	North Sea	1998
Lufeng FPSO	Statoil	South China Sea	1997

Source: The APL Group

Customers typically place orders 15 months prior to start of production and average order size is USD 25 - 80 million. A typical order is produced within 12 – 15 months.

External Turret Production (ETP)

The APL Group's ETP System is mounted forward on the bow of the FPSO vessel with the turret, swivel and main parts of the transfer system above the main deck level. The turret is supported in a ring-shaped turret support structure, which is mounted onto the vessel's bow by a cantilever structure. The ETP has a compact design and a low total weight of the turret section. All main components of the system are integrated in the ETP module, allowing for a high level of prefabrication. Using the ETP reduces the required yard work on the vessel to a minimum and the system is suitable both for new-buildings and conversions. The system is based on the STP System.

Figure: ETP Illustration



Table: Selection of ETP projects

Project	Customer	Location	First year in operation
Chinguetti	Woodside	Mauritania	2005

Source: The APL Group

Customers typically place orders 15 months prior to start of production and average order size is NOK 100 – 200 million. A typical order is produced within 12 – 15 months.

SAL Yoke System (SYS)

The SYS is a cost effective solution for mooring FPSOs in shallow water. The SYS system is based on the APL Group's proven technological components and is designed for long term unattended service. All critical components are designed for field lifetime, but they are still easy to inspect, maintain and repair. SYS is developed for water depths ranging from the vessel's minimum depth to 50 m and for the mooring of FPSO's up to VLCC size.

The SYS is an innovative product where the APL Group has lowered the mooring yoke connection from the top of the jacket structure (typically at an elevation of 45 m above sea bed) to slightly above the seabed (6 m above sea bed). This gives a much simpler solution both for the tower and the foundation design. Other advantages comprise lower weight, no bracings being exposed to ice forces, risers located within the tower column (therefore protected against ice and wave forces) elimination of ice forces on yoke structure and other components, etc.

Table: Selection of SYS projects

Project	Customer	Location	First year in operation
CFD11 FPSO	Kerr McGee	China	2004
BZ25 FPSO	CNOOC	China	2004

Source: The APL Group

Customers typically place orders 18 months prior to start of production and the order size range is USD 30 - 50 million. A typical order is produced within 18 months.

Harsh Environment FPSO

In the beginning of May 2006, the APL Group undertook a private placement of 1,990,000 shares at the price of NOK 109 (equals to NOK 54.50 ex split). The placement provided the APL Group with NOK 217 million in new equity that was used to partly finance the ownership in Nexus Floating Production Ltd (Nexus FP). Nexus FP has entered into an agreement with the Korean yard, Samsung, to build a FPSO for delivery in June 2009. The vessel will be equipped with the STP technology. Following the capitalisation of Nexus FP, the APL Group holds approximately 40 % of shares of Nexus FP. APL ASA has a management agreement with Nexus to provide assistance for engineering, administration, marketing and operation as well as a contract to supply one complete STP system.

9.5.6 Terminal Systems

Terminal Systems include products and services related to offshore terminals and the loading of oil and gas from production platforms, SPARs, FPSOs or FSOs into or from a Shuttle Tanker or a Pipeline. The Terminal Systems market can be broadly divided into three segments:

- Low-end Terminal Systems:_The APL Group's BLS and SDS are included in this segment. However, these two products were developed to facilitate offshore transfer of fluids in harsh weather and are not traditional low-end Loading Systems
- Catenary Anchor Leg Mooring (CALM) buoys: CALM buoys are surface buoys with catenary chain anchors. On top of the buoy is a turntable and a fluid swivel. In addition there is a floating transfer hose and a hoser for mooring the tanker allowing tankers to freely weathervane while they unload or load oil and gas to or from pipelines, platforms, etc.
- High-end Terminal Systems: This segment comprises the APL Group products such as STL, SAL, DWSAL (Deep Water SAL), BTL and the LNG Offshore Delivery System based on STL

The CALM buoy technology was developed more than 50 years ago and the large number of offshore terminals or costal terminals that exist around the globe are mostly CALM buoys.

As the offshore oil and gas industry moves into new frontiers, the future terminal stations will require more robust technology and the common CALM technology will be less and less relevant for new developments. The APL Group has a strong position in the segment for new products and the APL Group's technology has been selected for several terminals throughout the world. This includes terminals in Arctic Russia (ice of up to 1.6 meter thickness), Norway (harsh weather with wave heights up to 30 meters), the North Sea (very harsh environments and shallow water depth, offshore Holland, UK and Denmark), USA (the world's first offshore terminal for LNG vessels, offshore Louisiana), and Angola (1,350 meter deep water).

Submerged Turret Loading (STL)

Figure: STL Illustration



The main differences between the STL used as a Terminal System and Production System are that in the former the mooring system is normally lighter because loading ships are capable of using their propellers assisting in the station keeping, further the locking system for the buoy is designed to be quick connect and disconnect and the ship handling system for buoy pull in and launch is designed to perform this operation on a regular basis.

In 1994, the first STL Terminal System was installed on Heidrun at Haltenbanken, one of the harshest environments known to the oil industry. The field has no infield oil storage and one tanker must always be moored to one of the two STL buoys to provide the storage needed for the production. The system has survived storms with wave heights up to 25 meters with shuttle tankers receiving oil through the system throughout the storm. The STL system can be designed for permanent operation in all weather conditions. The limit for connection and disconnection is up to 6 m Hs.

Table: Selection of STL projects

Project	Customer	Location	First year in operation
1 off at Harding STL	BP	North Sea	1995

2 off at Heidrun OLTs	Conoco	North Sea	1994

Source: The APL Group

Customers typically place orders 15 months prior to start of production and the order size range is USD 25 million per system. A typical order is produced within 12 – 15 months.

Single Anchor Loading (SAL)

The SAL system is based on the STL technology and was developed to represent a low cost alternative to the STL system for use in situations with less demanding operational requirements. The SAL anchors the vessel rotating around one single anchor as opposed to traditional mooring systems with a turret moored to 8 to 12 anchors. While the STL system is virtually weather independent, the SAL system will typically have an upper operational limit dependent on water depth and vessel size and type for connection, disconnection as well as station keeping.

Figure: SAL Illustration



In 1998, the first SAL delivery had its first year in operation at the Siri field in the North Sea. The SAL system has been very successful in the North Sea market and in solving difficult loading situations in Arctic Russia, in shallow water Holland and Denmark and in the UK.

The central elements of the SAL system are a mooring and an oil flow line swivel with a single mooring line and a flexible riser for fluid transfer attached, anchored at the sea bed by the use of a single anchor. This anchor also acts as the PLEM for the bottom export flow line. The SAL riser is designed for connection to either a standard shuttle tanker bow loading system or to a standard trading tanker. The tanker is hooked up to the system by pulling the mooring line and the riser together from the sea bed and up to the bow of the vessel. Here the mooring line is secured and the riser is connected to the bow loading system. Following this operation the tanker can freely weather wane without the aid of propulsion. Disconnection is performed by lowering the mooring line and the riser down to the sea bed.

Table: Selection of SAL projects

Project	Customer	Location	First year in operation
De Ruyter	Petrocanada	North Sea	2006
2 off at Ardmore	Teekay	North Sea	2003
Varendey	Murmansk Shipping	Arctic Russia	2002
Hanze	Petro Canada	North Sea	2001
South Arne	Amerada Hess	North Sea	1999
Banff	Conoco	North Sea	1998
Siri	Statoil	North Sea	1998

Source: The APL Group

Customers typically place orders 12 months prior to start of production and the average order size is USD 10 million per system. A typical order is produced within 6 – 12 months.

Buoy Turret Loading (BTL)

Figure: BTL Illustration



The ultra deep water BTL was developed to have a presence in the prolific West African offshore market. As the market becomes more accustomed to subsea solutions, the APL Group expects the superior subsea technology to win market share in this market. The APL Group regards the BTL more as an interim solution and expects the Deep Water SAL to be the long term solution for these types of loading applications. The reason is that the Deep Water SAL is a submerged solution that avoids several problems associated with buoys on the surface (fatigue issues).

The BTL complements the STL and SAL systems and is a novel solution to a traditional approach to a buoy system for mooring and fluid transfer. The BTL system is based on mooring to a buoy floating on the surface in contrast to other APL Group systems. The STL System has through the existing installations proven its superiority to other loading systems for operation in harsh environments. Being built up around exactly the same turret system, the BTL buoy is very closely related to STL. Expanding the hull from the conical shape of the STL system suitable for being docked into the mating recess in the bottom of an STL vessel, the BTL Buoy hull is designed for meeting the requirements to a surface-floating buoy able to moor vessels.

Table: Selection of BTL projects

Project	Customer	Location	First year in operation
Dalia	Technip	Angola	2007

Source: The APL Group

Customers typically place orders 24 months prior to start of production and average order size is USD 10 - 40 million. A typical order is produced within 12 – 18 months.

LNG Offshore Delivery System based on the STL

Figure: LNG Offshore Delivery System



With the current global demand for gas and future increased availability of LNG, there is a strong demand for new loading terminals. An example is the U.S. where forecasted demand growth will significantly exceed the capability of domestic productive capacity creating the necessity for large quantities of LNG imports to meet the increasing gap between available domestic supply and the demand for natural gas.

Due to safety and security issues, there is increasing reluctance to placing LNG terminals on-shore and in populated areas. An offshore LNG terminal based on the STL system provides a cost effective and flexible alternative gas delivery solution to the land terminals as well as the offshore concrete gravity structures on the drawing boards.

As a testimonial to the APL Group's achievements in development of the LNG terminal solution, the APL Group was awarded the Offshore Energy Achievement Award in Emerging Innovation/Technology, also referred to as "Oscar of the Oil Industry", in Houston, Texas December 16, 2004.

A selection of projects is added here as following:

Table: Selection of LNG Offshore Systems projects

Project	Customer	Location	First year in operation
North East Gateway	Excelerate	Boston	2007
Gulf Gateway	Excelerate	US GOM	2005

Source: The APL Group

The order size range for the LNG regasification terminal is USD 50 million (for dual buoy terminal). Customers are likely to place orders 15 months prior to start of production. The typical production time for an order is expected to be 12 months.

Bow Loading Systems (BLS)

The BLS for dedicated shuttle tankers and FSOs, is providing efficient means for offshore loading and discharge of crude oil and other fluid media. The BLS does not provide mooring, the tanker is moored by a hawser or positioned by a dynamic positioning system. The BLS comprises equipment located in two main areas on the tanker: On the main/forecastle/ platform deck in the bow area of the ship and on the ship's bridge. Emphasis has been given to simple and effective maintenance of the BLS system during normal operation. All vital parts can be refitted onboard the vessel.

Figure: BLS Illustration



Technically, the loading hose is connected to the BLS loading manifold on the ship by means of a coupler. Connection and disconnection of the hawser and the loading hose is a manual operation performed at the hydraulic control console on the forecastle deck. The system is designed for remote control and monitoring of loading operations from the ships bridge.

Based on many years of operational experience from the harsh North Sea, several versions has been launched for use in other areas of the world. The BLS family now incorporates versions for areas with benign weather conditions (Brazil) and for Arctic waters (Barents Sea). Since the first BLS was delivered in 1992, 43 systems have been supplied to different owners and yards around the world. The competition within the BLS' market niche is hard and the APL Group focuses on joint sales of BLS and other products at present.

Customers typically place order 12 – 24 months prior to start of production and average order size is USD 2 million. A typical order is produced within 6 – 8 months.

Stern Discharge System (SDS)

Figure: SDS Illustration



The SDS is normally installed in the aft end of FSOs and FPSOs, and provides means for offloading crude oil to shuttle tankers or standard trading tankers. Based on different needs around the world three types of SDS have been developed, where the main difference is how the loading hose is stored between offloading operations: Reel storage; horizontal storage (chute); or, free floating hose.

The system is designed for installation onboard a storage tanker to allow crude oil to be transferred to a shuttle tanker fitted with a BLS, through a discharge hose while the shuttle tanker is moored to the storage tanker. The equipment can be mounted on a platform deck aft on the ships main deck or directly on the main deck.

The SDS is a passive system for offloading crude oil from one vessel to another. Once the SDS has been deployed the shuttle tanker takes the active role during connection/disconnection and

offloading. During offloading operations a shuttle tanker is moored to the SDS tanker.

Customers typically place order 12 – 24 months prior to start of production and average order size is USD 2 - 5 million. A typical order is produced within 6 – 8 months.

9.6 Global Market Presence

The APL Group has per November 2006 completed 33 fields with 36 installations world-wide. The technology platform utilized on the different installations are: 13 STL, 11 STP, 8 SAL, 2 SYS, 1 ETP and 1 BTL. Total number of delivery of Shipboard and Vessel Systems by November 2006 is 78.

Figure: Key product deliveries world-wide


STLx2 HEIDRUN
SAL VARANDEY
STL HARDING
SAL SIRI
SAL BANFF
SAL SYD ARNE
SAL HANZE
SALx2 ARDMORE
SAL DE RUITER
STL NEG LNG
STL GOM LNG
STP KMZ MEXICO
BTL DALIA
33 fields with 36 installations world-wide:
13 STL, 11 STP, 8 SAL, 2 SYS, 1 ETP and 1 BTL
Shipboard and Vessel Systems – 78 deliveries
APL

Source: The APL Group

The APL Group has traditionally held a very strong market position in the North West European Continental Shelf. This is reflected in the APL Group's installed project base in the region.

However, over the years, the APL Group has also established a substantial presence in other markets; the most dominant ones being China, West Africa, the Americas, the former USSR and Austral-Asia. Given the growth in economy and the extent of unexplored resources, these regions naturally form the most important markets for the APL Group in the years to come.

The APL Group will continue investing in these markets, and has today established offices and/or partners in all of these important markets. The most significant investment is the office in Kuala Lumpur; employing some 52 people when entering into 2007.

9.7 Research and Development

The APL Group has brought a number of products to the market by R&D projects driven by customer requirements. The APL Group's R&D work is based on multi-discipline knowledge, organizational flexibility and a close relationship to end-user needs.

In addition to the above mentioned customer based R&D, the APL Group has developed a number of products based on its on own ideas. The figure below illustrates the typical birth of a new product.

FIGURE: TYPICAL BIRTH OF A NEW PRODUCT

59


Idea
Identify the need
Sales
Possible demand
Engineering / Design
Define the solution
Business Management
Human Resources
Finance / IT
QA
Production
Customer Satisfaction

Over the past three accounting years and including 2006 the Company's total R&D cost not capitalized amount to MNOK 8.6 on R&D divided as follows:

2006: MNOK 3.9
2005: MNOK 1.2
2004: MNOK 3.5

10 The Market

APL PLC confirms that information in this section which has been sourced from third parties has been accurately reproduced and that as far as APL PLC is aware and is able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

10.1 General Overview

The APL Group is providing development solutions for offshore oil and gas developments in productions solutions or terminals for export or import of liquids or gas.

High oil and gas prices, increasing demand and limited supply are likely to be the major drivers for increased spending on development of production solutions during the next two to five years.

Important factors for the APL Group's position in the global oil service market are:

1. The General Petroleum Market
2. The Market for the APL Group's Products and Services
3. Competitors to the APL Group

In the following, each of these factors will be more closely looked into.

10.2 The General Petroleum Market

Current oil prices are more than twice the 20-year average price of USD 24.5/bl.

Prices have been kept high due to strong global demand in combination with limited supply due to a lack of real spare capacity, both within OPEC, but also in refining and distribution systems. Together with supply disruptions in key regions like Russia, the Middle East and West Africa this has resulted in a strong surge in the price of oil from 2003. Perhaps more significantly, the long term outlook for prices, as revealed by the forward curve, has risen significantly over the last two years. As can be seen from the figure below, future prices indicate continued high prices in the years to come.

Figure: Oil price – Brent blend since 1986



80
70
60
50
40
30
20
10
0
USD Brent Oil
Brent Oil, Historical
Brent Oil, Forward
jan.86
jan.88
jan.90
jan.92
jan.94
jan.96
jan.98
jan.00
jan.02
jan.04
jan.06
jan.08
jan.10
jan.12

Source: Ecowin/Bloomberg

US and European Natural gas prices (exemplified by US Henry Hub) also trade at record levels, with trading for the last two years at or above twice the historical average of USD 3.2 per MMBtu (based on data since January 1986).



Figure: Gas price – Henry Hub since 1986


USD per MMBtu (Henry Hub)
16
14
12
10
8
6
4
2
0
jan.86
jan.88
jan.90
jan.92
jan.94
jan.96
jan.98
jan.00
jan.02
jan.04
jan.06
jan.08
jan.10
jan.12
Henry Hub, Historical
Henry Hub, Forward

Source: Ecowin/Bloomberg

Despite increased attention to higher production levels, several of the world's major oil companies (e.g. ExxonMobil, Shell and ChevronTexaco), have experienced a lower production growth rate than previously promised to the stock market. One of the key reasons for this is that depletion of existing fields is becoming an increasing issue. As with all non-renewable natural resources, supply of hydrocarbons in an oil or gas field is exhausted when the resource is produced. On the field by field level, this effect will only be increased at times with very high oil and gas price, as the oil producing companies then have incentives to push the peak production of a field both forward in time and upwards in terms of volume. Thus the peak production level ends at point A instead of point B as illustrated in the figure below. As the total volume of hydrocarbons in the field is not affected by the rate of extraction (the area under the two curves on the right is the same), the rate of decline is increased with the increased peak production.

Figure: Gap demand - production


World depletion
Production
Demand growth
Production from new discoveries
Production from existing discoveries
Time
Field depletion
Production
A
B
Time

Source: EIA[1], First Securities

To sustain their R/P-rates, oil companies have to intensify their E&P spending to replace reserves or they must reduce their production targets. Indeed, one can assume that the oil companies have the financial resources required to take such a move as they have achieved strong cash flows over the last years resulting in a low and falling level of financial gearing. In general, oil companies can increase their oil reserves through developing new reserves, increasing the oil recovery from existing fields or launching acquisitions of other oil companies.

[1] Energy Information Administration, http://www.eia.doe.gov/, a statistical agency of the U.S. Department of Energy

Both acquisitions of other oil companies and increased recovery rates from existing fields is already prioritized strategies for many major oil companies, but as the world's demand for oil continues to grow development of new reserves becomes a necessity.

Currently, several of the world's major oil companies (e.g. ExxonMobil, Shell and ChevronTexaco), have experienced a lower production growth rate than previously promised to the stock market. One of the key reasons for this is that depletion of existing fields is becoming an increasing issue.

Table: Major companies face depletion

Key figures oil

Company	Av. key figures p.a. for period 2003-05			R/P-ratio 2005
	Prod. growth	Depletion	R/R-ratio	
ExxonMobil	0 %	13 %	0,51	11,7
Shell	-5 %	21 %	(1,38)	8,1
Chevron	-3 %	11 %	0,65	13,1
BP	7 %	14 %	1,16	10,5
Total	-1 %	17 %	0,65	11,1
Big 5	**0 %**	**14 %**	**0,30**	**10,8**
Petrobras	4 %	14 %	1,42	15,1
ENI	4 %	16 %	0,99	9,3
Statoil	-2 %	26 %	0,87	6,9
ConocoPhillips	5 %	12 %	1,86	13,8
Norsk Hydro	0 %	21 %	0,54	5,8
Hess	-2 %	19 %	0,67	7,8
Kerr McGee	2 %	20 %	0,27	6,1
Peer group	**1 %**	**15 %**	**0,62**	**10,8**

Key figures gas

Company	Av. key figures p.a. for period 2003-05			R/P-ratio 2005
	Prod. growth	Depletion	R/R-ratio	
ExxonMobil	-3 %	11 %	1,96	17,9
Shell	-2 %	14 %	(0,81)	12,0
Chevron	0 %	11 %	1,90	16,1
BP	0 %	14 %	0,95	14,8
Total	0 %	13 %	1,60	14,2
Big 5	**-1 %**	**12 %**	**1,02**	**15,0**
Petrobras	6 %	10 %	2,15	16,6
ENI	2 %	13 %	0,72	13,6
Statoil	11 %	9 %	1,31	14,9
ConocoPhillips	-1 %	11 %	1,73	14,1
Norsk Hydro	7 %	7 %	1,14	20,2
Hess	-7 %	17 %	0,90	11,2
Kerr McGee	12 %	16 %	1,37	9,7
Peer group	**0 %**	**12 %**	**1,11**	**14,8**

- Average R/R-ratio for peer group last 3 years is 0.62 for oil and 1.11 for gas. A constant R/P-ratio combined with 5% p.a. long-term production growth requires a R/R-ratio of 1.62
- By the end of 2005 this ratio was 10.8 years for oil 14.8 years for gas for the peer group.
- Depletion is 15% for oil and 12% for gas

Definitions:

- R/R-ratio. Reserve replacement ratio. The ratio of periodical proven reserve additions divided by production. R/R-ratio = 1 means that remaining proven reserves are constant.
- R/P-ratio: Reserves-to-production ratio. Proven reserves remaining at the end of any year divided by the production in that year. The factor indicates number of years production can continue at same level without new proven reserves.
- Depletion. Annual production in % of proven developed reserves at beginning of period. The factor indicates annual reduction in proven developed reserves with no further investments.

Source: Offshore Research[1]

The combination of high petroleum prices, increased demand and lower production rates are probably important factors to justify why the oil industry has increased their focus on exploration and development. Also, the long-term production targets of national oil companies have increased significantly over the past year, giving the clearest indications of further growth within E&P in the years.

The figure below shows the historic worldwide oil production. There is a trending upwards, both when it comes to total production and the share of offshore production.

[1] Offshore Research AS, www.offshore-research.no, a recognized independent market research company.

Figure: Offshore production share is increasing


Worldwide Oil Production
Onshore
Offshore
Million barrels per day
100
90
80
70
60
50
40
30
20
10
0
21
50.8
62.9
62.9
74.9
81
9.5%
8.9%
25.1%
26.5%
31.3%
32.4%
1960
1970
1980
1990
2000
2005

Source: Offshore Research

The oil companies' investments related to the exploration and production of oil and gas is the principal driver for the demand for offshore oil services. The investment level depends on the global demand for and supply of oil and gas, available investment opportunities, as well as the oil companies' financial resources and oil and gas reserves. In particular, a sufficiently high future oil and gas price is important for the financial attractiveness of such investment opportunities. Several of these demand drivers are influenced by political and economic factors beyond the control of oil and offshore companies.

10.3 The Market for the APL Group's Products and Services

The main markets for the APL Group are products and services related to floating production units and offshore LNG and oil Terminals.

10.3.1 Floating Production Units

Floating production units were developed as a response to developments in the petroleum industry. High oil prices have led to smaller and previously uneconomic fields being developed and new deepwater fields being discovered following recent exploration activity. Many of these fields are situated in benign waters in West Africa, South East Asia, South America and Mexico and are candidates for floating production units. Also, the increase in global energy consumption came together with an expected decline in the current production of oil from existing fields. The smaller fields are ideally suited for floating production units because they have the shortest time to market from project start to first oil – this enables the operators to generate an early cash flow.

The floating production units industry has grown by approximately 14.7% p.a. since 1990 and now numbers approximately 180 units worldwide. This growth has primarily been driven by recognition from the industry that using an floating production unit is the most cost efficient means of developing remote fields and in particular fields situated in deepwater supported by subsea structures, as well as in shallow water are as with no or limited oil pipe line infrastructure.

There are 4 major types of floating production units: Floating Production, Storage and Offloading (FPSO) vessel, Tension Leg Platform (TLP), Semi-Submersible Rig and Spar platform.

Of these 4 different types of floating production units, FPSO is the most dominating one. A FPSO a ship hull carrying onboard all the necessary production and processing facilities normally associated with a fixed oil and gas platform (topside). The hull provides the storage for the hydrocarbons recovered from the wells on the seabed below. The FPSO unit is moored on location and is connected to the wells below. For units certified for high environmental loads, the mooring system is by a turret located within the hull. The turret allows the vessel to rotate freely around the point of mooring in response to shifting weather directions. By allowing the vessel's bow to always point into the prevailing wind and currents, the impact of nature's forces on the vessel is minimized.

A Tension Leg Platform is a floating unit held in place above the offshore field by heavy weights on the seafloor. The platform is connected to the weights by hollow steel tubes or cables (often called tethers or tendons). A group of tethers is called a tension leg. One of the key properties of the tension leg is very low elasticity, which significantly reduces or eliminates vertical movement of the platform. One of the advantages of this design is that the vertical stability allows the production wellheads to be on the deck of the platform.

A semi-submersible rig is a floating vessel that is supported primarily on large pontoon structures submerged below the sea surface. The operating decks are typically elevated 100 feet above the pontoons on large steel columns. Semi-Submersible Rigs are usually anchored to the seabed with six to twelve anchor chains, or kept in place by a dynamic positioning (DP) system, which is a computer controlled thruster system used to maintain station keeping. The Semi-Submersible Rig is a versatile construction and can be used for drilling and work-over operations or as production platforms, depending on their equipment. In addition, Semi-Submersible Rigs are flexible concerning operating water depth and have the capacity to work in medium water and some shallow water fields.

Spar platforms consist of a large cylinder supporting a typical fixed rig platform. The cylinder does not extend all the way to the seafloor, but is connected to the ocean bed by a series of cables and lines. The large cylinder serves to stabilize the platform in the water and allows for movement to absorb the force of extreme weather. One of the advantages of this design is that the vertical stability allows the production wellheads to be on the deck of the platform.

Trend towards contractor ownership

There is a trend towards increased ownership among contractors, caused by expected increased demand for leased FPSOs going forward. Shorter field life increases attractiveness of lease solutions, and small oil companies likely to allocate financial resources to exploration, not infrastructure.

Figure: Contractors are increasing in the FPSO market


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
FPSO ownership
71 %
68 %
56 %
55 %
48 %
29 %
32 %
44 %
45 %
52 %
1990
1995
2000
2005
Under construction/ conversion
Contractors
Oil companies

Source: Infield, First Securities

As the production segment naturally follows the exploration and development in the offshore business cycle, the recent surge in the offshore drilling market indicates strong demand for production solutions going forward.

Figure: Floating Units per region


Accumulated no. of FPU's
300
250
200
150
100
50
0
1979
1982
1984
1986
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
West Africa
Medit/MIE
Asia/Aus
NWECS
North America
Latin America

Source: Offshore Research



Historically, the most accessible offshore oil and gas fields on shallow and medium depth water have been explored developed and set in production first. There are still interesting prospects in such areas and the oil and gas industry has realized that there may exist significant reserves deeper down into the ground in previously abandoned fields. However, the majority of the growth is expected on deep water and ultra-deep water going forward as demonstrated in the figure below.

Figure: FPSO project, different water depth


50 %
40 %
30 %
20 %
10 %
0 %
21 %
35 %
44 %

Source: Infield[1]*, First Securities*

North America, West Africa and Latin America are the areas with the strongest market outlook on deepwater as shown in the figure below. The oil production of the most important deep water regions of Latin America and West Africa, Brazil and Angola, respectively, are expected to grow strongly in coming years.

FIGURE: WORLDWIDE SUBSEA DEVELOPMENT WELLS BY WATER DEPTH

[1] Infield Research, www.infield.com, an international acknowledged independent reference source.


No. of wells
Start-up year
2500+ m
1800-2499 m
900-1799 m
500-899m
200-499m
100-199m
75-99m
5-74 m

Source: Infield, Offshore Research

10.3.2 Offshore LNG Terminals

The number of LNG vessels and total LNG capacity has increased steadily at approximately 7-8 % annually the last 20 years. The figure below illustrates this trend.

Figure: Number of LNG vessels


Nb. of vessels
Total capacity (10^5m3)

Source: Bureau Veritas[1], December 2006

Worldwide aggregate demand for natural gas has increased steadily the last 20 years at 2.8 % annually rate. Some forecasts predict further growth at the same pace for the next decade.

[1] Bureau Veritas, www.bureauveritas.com, an service company specialising in QHSE management (quality, health, safety and environment) and social accountability management

Figure: Consumption of natural gas


Consumption by area
Billion cubic metres
• Average yearly increase of natural gas consumption over the least 20 years of 2.8%.
• Forecasts predict further growth at the same pace for the next decade.

Source: Source BP statistical review of world energy June 2006

According to Bureau Veritas, the main LNG trade routes in today's LNG market may be described in the figure below. As we see, LNG trading is a worlwide activity.

Figure: LNG Trade Routes


SNOHVIT
SAKHALIN
ARZEW
SKIKDA
EGYPT
MARSA EL BREGA
RASGAS
ADGAS
QATARGAS
OMAN
TRINIDAD & TOBAGO
NIGERIA LNG
BRUNEI
BONTANG
ARUN
BINTULU
WOODSIDE

Source: Bureau Veritas, December 2006

Safety concerns and the risk of terror attacks have become central political issues in the US during the last couple of years. LNG has historically been regarded as safe and can demonstrate more than 30 years of operations without large incidents. However, with the giant explosion in a liquidation factory in Algeria in January 2004 (30 persons killed and 74 injured) skepticism towards onshore LNG facilities in the US has grown. A significant amount of work has been conducted on a governmental level to review the safety related issues and potential risks associated with the increasing role of LNG in the US. Relocating the facilities offshore has been

mentioned as one potential solution to the problem. However, offshore installations also face potential risk factors such as environmental concerns and protection of marine life.

Arctic Gas from Alaska and Canada is another significant source of expected supply. Substantial quantities of natural gas have already been discovered here. However, transporting the gas to the US markets will require significant investment in pipelines and faces questions regarding first-nation rights and environmental issues. Thus, Arctic gas is expected to have a lead time of at least 10 years.

10.4 Competitors to the APL Group

The APL Group's main competitors are SBM Offshore and Sofec-Modec. SBM Offshore may be the clear leader in all aspects and all segments of the market, whereas Sofec-Modec and the APL Group are the main challengers to SBM's position. During the last years, the APL Group has strengthened its position relative to Sofec-Modec. Another competitor is Bluewater, which has changed its focus from being a supplier of technology to providing leasing of FPSOs in recent years. Bluewater has, together with SBM Offshore, a particularly strong position within loading in benign environment. Prosafe, another competitor, with main focus on FPSO leasing also have proprietary technology.

Figure: Overview of competitors with in-house mooring technology


Technology, Design & Engineering
Fabrication / Construction
Installation
Vessel ownership
Vessel / Field Operation
SBM Offshore
APL Group
Sofec-Modec
Bluewater
ProSafe
Focus
Not focus
Partly focus

Source: The APL Group/First Securities

Other concepts for floating production are continuously developed. For instance, the Norwegian company, Sevan Marine, has developed the Sevan Stabilised Platform or SSP. Essentially a single cylinder hull, the SSP uses a spread mooring solution that replaces the complex engineering of turrets and swivels. The APL Group believes in the continued proliferation of ship based solutions and in the advantage of having turret mooring systems.

Market share turret mooring

Turret Systems is the dominant solution for FSOs and FPSOs. Approximately 67 % of the FSOs and FPSOs use turret mooring, whereas about 33 % use spread moorings. The APL Group's competition in the turret mooring market includes SBM Offshore, which has historically been the strongest contender in this segment, Bluewater and Sofec-Modec. Other contractors also offer turret mooring solutions, but their penetration remains limited.

Over the years, the APL Group has introduced several innovative concepts. Reliable, versatile and cost efficient products have enabled the APL Group to compete aggressively for market positions. Since 2000 the APL Group has had a market share of about 20 %, and since 2005 the APL Group has had market share of about 26 %. The APL Group is today a clear challenger to the market leader SBM Offshore.

Figure: Market share all turrets (#)


Turrets since 2000
Turrets since 2005
Others 12%
SBM 34%
SOFEC 23%
APL 20%
Bluewater 11%
Others 6%
SOFEC 21%
SBM 35%
APL 26%
Bluewater 12%

Source: The APL Group

These market shares are from the APL Group's Capital Markets day in November 2006. These market shares are based on all turrets, delivered or on order. If we investigate the APL Group's market share when only counting turrets entered the market, hence excluding all integrated projects, the APL Group's market share since 2000 is approximately 42 %.

Figure: Market share and captive market (#)


Total market (since 2000)
Turret market share (since 2000)
Spread-moored, 33%
Turrets, 37%
In-house contracting, 31%
Competitors 58 %
APL 42 %

Source: The APL Group

SBM Offshore, Bluewater and Sofec-Modec provide complete, turnkey FSO and FPSO solutions, including hull, process plant, turret mooring etc. At present, more and more contractors without in-house mooring technology are entering the FSO/FPSO market. As the APL Group specialises in mooring technology, the APL Group is regarded as an independent provider of turret mooring technology by the new contracting contenders. Their growing success therefore represents a strong potential source of growth for the APL Group.

Market share Terminal Systems

The APL Group is targeting the technical high end of the market and is comparatively stronger in the high end, high value part of the market. The high end market includes e.g.:

- Combination of shallow water and harsh environment, ice, etc.
- Deep and ultra deep water
- Special applications like LNG

Compared to any company in the business, the APL Group has the widest portfolio of terminal solutions with respect to oil and gas, environmental conditions, ship to ship transfer and handling of volatile gases associated with load transfer (pollution). Accordingly, the APL Group is well situated to grow its market share in this business unit.

Since 2000, the APL Group had a market share of approximately 10 % of the market for Terminal Systems installed.

We see that SBM Offshore is the dominating player in the Terminal Systems market, however the APL Group is the dominating player in the high end of this market.

Figure: Market share Terminal System


Terminal Systems installed (since 2000)
APL 10%
SOFEC 12%
Bluewater 20%
SBM 58%

Source: The APL Group

11 Financial information and Operating review

11.1 Historical financial information of APL ASA

Historical (i) consolidated profit and loss account, (ii) consolidated balance sheet for 2004, 2005 and 2006, (iii) consolidated cash flow statements for 2004, 2005 and 2006 and (iv) consolidated statement of changes in equity up to year end 2006 are shown in sections 11.1.2 through 11.1.5 below. The Annual reports for 2004, 2005 and 2006 are included in Appendix II, III and IV respectively.

The annual accounts for 2004 were prepared in accordance with Norwegian GAAP, and have for comparison been transformed to IFRS. The accounts for 2005 and later periods have been prepared in accordance with IFRS.

Full year figures for 2004 and 2005 have been audited, and approved by the APL ASA Board and by the annual general meeting. The APL Group confirms that full year figures for 2004 and 2005 have been audited, and approved by the Board of Directors and by the annual general meeting. Auditor's report for 2004 and 2005 are included in the Annual reports presented in Appendix II and III respectively.

In addition, full year figures for 2006 has been audited for 2006 for APL Group (included in Appendix IV) and approved by the APL ASA Board.

Where financial data presented in this Document has not been extracted from the APL Group's audited statements, the data is referred to as "unaudited". Unless otherwise stated, such financial information has been extracted interim financial statements or other publicly disclosed information by the APL Group.

11.1.1 Main accounting principles for reporting of financial results

The preparation of financial statements in conformity with IFRS requires that management makes the use of certain estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

The following accounting policies are the most critical to aid in fully understanding and evaluating the reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. Please see the accompanied notes to the audited Consolidated Financial Statements included herein for details of all of the material accounting policies.

11.1.1.1 Revenue recognition

Revenues and costs from construction contracts are allocated to the accounting periods in which construction work is performed. The recognition of revenue and expenses is based on the stage of completion of a contract (the percentage of completion method). Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately. The stage of completion of contracts is measured on basis of cost-weighted surveys of work performed.

In the balance sheet, the gross amount due from customers for contract work is presented as an asset, and the gross amount due to customers for contract work as a liability.

11.1.1.2 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of the acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized after 1 January 2004. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the synergies of the combination. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised exceeds the cost, the difference is recognised immediately in the income statement.

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

As per 31 December 2006 no impairment losses has been recognized in the financial accounts for the Group.

Research and development costs

Expenditure on research is recognized as an expense when it is incurred.

For development costs and technology rights acquired in a business combination, the cost of those intangible assets is considered as the fair value at the acquisition date and is recorded as an intangible asset in the balance sheet.

Development costs and technology rights acquired from third party is recorded in the balance sheet at cost at time of acquisition.

Internally generated development costs and technology rights are only recognized in the balance sheet if an intangible asset can be identified and it is demonstrated that the asset will generate probable future economic benefits.

After initial recognition development costs and technology rights are carried at its cost less any accumulated depreciation and any accumulated impairment losses.

11.1.1.3 Contract work – gross amount due from or to customers

The gross amount due from customers for contract work is in the balance sheet presented as an asset, and the gross amount due to customers for contract work as a liability using the accounting principles for construction contracts as described under revenue recognition. Each contract is evaluated individually as to whether it is in a gross amount due from customer or gross amount due to customer, and is not offset.

The gross amount due from customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings.

The gross amount due to customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

11.1.1.4 Trade receivables

Trade receivables are carried at their anticipated realisable value, which is the original invoice amount less an estimated valuation allowance for impairment of these receivables. A valuation allowance for impairment of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

11.1.1.5 Interest-bearing loans and liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period of the interest bearing liabilities. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortisation process.

11.1.2 Summary consolidated profit and loss account for 2004, 2005 and 2006 for APL ASA

Figures in MNOK	2006	2005	2004
	IFRS	IFRS	IFRS
	Audited	Audited	Audited
Operating income			
Revenue	1,671.7	1,035.2	595.1
Total operating income	1,671.7	1,035.2	595.1
Operating expenses			
Cost of goods of sold	1,264.3	774.1	406.1
Payroll expenses	168.1	121.8	89.3
Other operating expenses	64.5	45.1	43.1
.			
EBITDA	174.8	94.2	56.6
Depreciation	17.7	12.8	10.3
Operating profit	157.1	81.4	46.3
Financial income/costs			
Finance items net	3.4	12.7	8.6
Profit from financial items	3.4	12.7	8.6
Profit before taxes	160.5	68.7	37.7
Taxes	44.4	20.3	7.9
Profit after taxes	116.1	48.4	29.8
Earning per share			
Earning per share	2.7	1.2	0.6
Diluted earnings per share	2.7	1.2	0.6

11.1.3 Summary consolidated balance sheet as of year end 2004, 2005 and 2006 for APL ASA

Figures in MNOK	2006	2005	2004
ASSETS	**IFRS, Audited**	**IFRS, Audited**	**IFRS, Audited**

Non-current assets			
Development cost	9.9	9.9	7.4
Technology	18.8	22.8	26.9
Deferred tax asset	-	-	0.2
Software	12.4	9.6	5.4
Goodwill	173.8	173.8	173.8
Total intangible non-current assets	214.7	216.1	213.7
Land and buildings	53.0	50.4	42.5
Machinery, equipment, fixtures etc	12.9	12.2	8.0
Total tangible non-current assets	65.9	62.6	50.5
Investment in associated company	315.1	-	-
Other investments	0.8	0.3	0.3
Loans to employees	5.3	4.3	3.6
Pension funds	2.3	0.2	0.6
Total non-current financial assets	323.5	4.8	4.5
Total non-current assets	604.1	283.5	268.7
Current assets			
Inventory	6.5	3.1	9.2
Trade receivables	70.7	166.1	87.3
Due from customers for contract work	661.2	332.9	86.2
Derivative financial instruments	19.8	14.1	31.9
Other receivables	37.3	26.5	8.6
Total receivables	789.0	539.6	214.0
Cash and cash equivalents	584.2	43.7	99.9
Total current assets	1,379.7	586.4	323.1
Total assets	1,983.8	869.9	591.8

Figures in MNOK	2006	2005	2004
	IFRS	**IFRS**	**IFRS**
	Audited	**Audited**	**Audited**
EQUITY AND LIABILITIES			
Equity			
Share capital	10.9	9.7	12.9
Not registered capital increase	-	2.0	0.0
Share premium	518.9	282.7	65.4
Other paid in equity	5.1		
Total paid-in equity	534.9	294.4	78.3
Retained earnings	140.9	29.2	21.0
Total shareholders equity	675.8	323.6	99.3
Liabilities			
Interest-bearing loans and borrowings	528.3	16.5	232.8
Pension liability	27.1	26.6	27.8
Deferred tax liability	40.6	21.7	5.2
Total non-current liabilities	596.0	64.8	265.8
Trade payables	159.7	97.4	56.6
Interest-bearing loans and borrowings	2.6	51.0	15.0
Due to customers for contract work	16.5	22.9	19.1
Income tax payable	24.1	0.1	0.1
Public duties payable	9.1	8.3	6.6
Derivative financial instruments	24.9	3.7	0.0
Other short-term liabilities	475.1	298.1	129.3
Total current liabilities	712.0	481.5	226.7
Total liabilities	1,308.0	546.3	492.5
Total equity and liabilities	1,983.8	869.9	591.8

11.1.4 Summary consolidated cash flow statement for 2004, 2005 and 2006 for APL ASA

Figures in MNOK				
		2006	**2005**	**2004**
Cash flow from operating activities:				
Ordinary profit before tax		160.5	68.7	37.8
Ordinary depreciation		17.7	12.8	10.3
Gain/loss from the sale of operational equipment		0.0	0.0	0.6
Income tax paid		0.0	0.0	-14.6
Changes in debtors, creditors and inventory		-13,4	-122,2	-103.2
Change in other balance sheet items		17.5	20.3	121.2
Net cash flow from operating activities	A	186.8	-20.4	52.1
Cash flow from investing activities:				
Investment in associated company		-317.8	0.0	-0.3
Loans to employees			-0.7	-3.6
Pension funds		-2.1	0.4	-0,6
Sales of non-current assets		0.3	0.0	13.0
Investment in non-current assets		-11.1	-16.7	-54.7
Investment in intangible assets		-10.2	-10.6	-221.7
Net cash flow from investing activities	B	-340.9	-27.6	-267.9
Cash flow from financing activities:				
Change of long-term loans		463.4	-180.3	247.8
Reduction of capital			-39.7	0.0
Dividend to shareholders			-27.0	0.0
Acquisition of treasury shares		-0.5		
Increase in capital		231.7	238.8	67.8
Net cash flow from financing activities	C	694.6	-8.2	315.6
Net change in cash and cash equivalents		540.5	-56.2	99.8
Cash and cash equivalents as at 01.01		43.7	99.9	0.1
Cash and cash equivalents as at 31.12		584.2	43.7	99.9

11.1.5 Summary consolidated statement of changes in equity for 2004, 2005 and 2006 for APL ASA

Figures in MNOK							
	Share capital	**Share premium**	**Not. reg cap. inc.**	**Translation reserve**	**Other paid-in equity**	**Retained earnings**	**Total equity**
Equity as at 01.01.04	12.9	65.4				-8.7	69.6
Net profit for the year						29.8	29.8
Dividend to shareholders							0.0
Currency translation effect				-0.1			-0.1
Equity as at 31.12.04	12.9	65.4		-0.1	0.0	21.1	99.3
Equity as at 01.01.05	12.9	65.4		(0.1)	-	21.1	99.3
Dividend to shareholders						(27.0)	(27.0)
Red. of capital 10.02.05	(5.7)	(30.2)				(3.9)	(39.8)
Capital increase 10.02.05	2.5	247.5					250.0
Cost of issuing new capital						(9.5)	(9.5)
Capital increase 16.11.05			2.0				2.0
Share-based payment					0.1		0.1
Net profit for the year						48.4	48.4
Currency translation effect				0.1			0.1
Equity as at 31.12.05	9.7	282.7	2.0	-	0.1	29.1	323.6

Equity as at 01.01.06	9.7	282.7			0.1	29.1	323.6
Reg. cap. increase 16.11.05		2.0	-2.0				0.0
Capital increase 27.02.06	0.2	18.3					18.5
Capital increase 09.05.06	1.0	215.9					216.9
Cost of issuing new capital						-3.7	-3.7
Share-based payment					5.0		5.0
Acquisition of treasury shares						-0.5	-0.5
Net profit for the year						116.1	116.1
Currency translation effect						-0.1	-0.1
Equity as at 31.12.06	10.9	518.9	0.0	0.0	5.1	140.9	675.8

11.2 Historical financial information APL PLC

The company was established on 29 December 2006 under the name Alminia Enterprises Company Limited. In an extraordinary general meeting of the company held on the 29 January 2007 it was resolved that its articles of

association be amended, the company converted to a public company and the company name to be changed to APL (ADVANCED PRODUCTION & LOADING) PLC. There has not been any activity of the company since the incorporation, apart from the process of establishing a vehicle for the purpose of acquiring the APL ASA shares.

The historical financial information presented for APL PLC as per 13 February 2007 has been audited by Ernst & Young. Report and financial statements as at 13 February 2007 for APL PLC are included in Appendix VI.

After 13 February 2007, APL PLC acquired on 26 March 2007 a total of 39,538,060 APL ASA Shares and on 2 April 2007 an additional 846,350 APL ASA Shares, in aggregate representing 92.19 % of all outstanding APL ASA Shares. The acquisitions were made against issuance of 40,384,410 APL PLC Shares at a ratio of 1:1. The effect of this acquisition for APL PLC, i.e. changes in equity in the period from 13 February 2007 till 2 April 2007, is described in section 11.2.5.

11.2.1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of the financial statements as at 13 February 2007 for APL PLC are set out below. These policies have been consistently applied unless otherwise stated.

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The financial statements comply with both these reporting frameworks because at the time of their preparation all applicable IFRSs issued by the IASB have been adopted by the EU through the endorsement procedure established by the European Commission.

In addition, the financial statements have been prepared under the historical cost convention.

Adoption of new and revised IFRS

In the current period the Company adopted all new and revised IFRSs' that are relevant to its operations and are effective for accounting periods beginning on 1 January, 2006.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are not yet effective for the current reporting period and which the Company has not early adopted, as follows:

Issued by the IASB and adopted by the EU

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures *(effective for financial years beginning on or after 1 January 2007)*

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation.

The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

The impact of the above on the Company's financial statements will be additional disclosures concerning financial instruments and management of capital.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign currency translation

The financial statements are presented in U.S.A dollars (US$), which is the Company's functional and presentation currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Impairment of assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Accounts receivable

Accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of estimated future cash flows, discounted at the effective interest rate. Bad debts are written off when identified in the income statement.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances.

Share capital

Share capital is recognised at the fair value of consideration received. Any excess over the nominal value of shares is taken to the share premium reserve.

Costs incurred for issuing new share capital when the issuance results in a net increase or decrease to equity are charged directly to equity. Costs incurred for issuing new share capital when the issuance does not result in a change to equity are taken to the income statement.

Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

Accounts payable and accruals

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed by the supplier.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain the expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Revenue

The revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Financial expenses

The financial expenses are recognised in the income statement as incurred.

Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that

the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

11.2.2 Statement of operations for the period from 29 December 2006 to 13 February 2007 for APL PLC

	Period from 29/12/2006 to 13/2/2007 US$
Administrative expenses	(54,572)
Loss for the period	(54,572)

11.2.3 Balance sheet as at 13 February 2007 for APL PLC

	US$
ASSETS	
Current assets	
Accounts receivable and prepayments	34,001
Total assets	34,001
EQUITY AND LIABILITIES	
Capital and reserves	
Share capital	34,001
Accumulated losses	(54,572)

Total equity	(20,571)
Current liabilities	
Accounts payable and accruals	54,572
Total liabilities	54,572
Total equity and liabilities	34,001

11.2.4 Statement of changes in equity for the period from 29 December 2006 to 13 February 2007 for APL PLC

	Share capital US$	**Accumulated losses US$**	**Total US$**
Issue of share capital	34,001	-	34,001
Loss for the period	-	(54,572)	(54,572)
At 13 February, 2007	34,001	(54,572)	(20,571)

11.2.5 Changes in equity for the period from 13 February 2007 till 2 April 2007

As per the expiry of the offer period under the Exchange Offer on 28 March 2007, APL PLC had received valid acceptances from APL ASA Shareholders in respect of, in aggregate, a total of 39,538,060 APL ASA Shares, representing approximately 90.26 % of the total share capital of APL ASA. Settlement under the Exchange Offer was completed on 26 March 2007. On 2 April 2007, APL PLC agreed to acquire an additional 846,350 APL ASA Shares against issuance of one APL PLC Share for each APL ASA Share acquired. Settlement by way by issue of new shares in APL PLC was completed on 3 April 2007. Following this acquisition APL PLC owns in aggregate 40,384,410 APL ASA Shares, representing approximately 92.19% of the total issued and outstanding shares in APL ASA As per commencement of the Offer Period, all remaining outstanding APL ASA Shares will be acquired through the Compulsory Acquisition.

The conditions for the Exchange Offer were lifted on 21 March 2007, and the APL ASA Shares tendered under the Exchange Offer were acquired by APL PLC against issuance of APL PLC Shares on 26 March 2007. Accordingly, the separate financial statement for APL PLC as per 13 February 2007, needs to reflect the acquisition of all 43,806,324 shares in APL ASA up to the date of this Document. The acquisition price for the APL ASA Shares that will be acquired by issuing APL PLC Shares under the Share Alternative of the Mandatory Offer will be offset as equity, while the acquisition price for the APL ASA Shares that will be acquired against the Cash Alternative of the Mandatory Offer or cash settlement under the Compulsory Acquisition will be offset as a liability.

11.2.6 Statement of changes in cash for the period from 29 December 2006 to 13 February 2007 for APL PLC

	Period from 29/12/2006 to 13/2/2007

	US$
Cash flows from operating activities	
Loss for the period before taxation	(54,572)
Operating loss before working capital changes	(54,572)
Increase in accounts receivable and prepayments	(34,001)
Increase in accounts payable and accruals	54,572
Net cash used in operating activities	(34,001)
Cash flows from financing activities	
Issue of share capital	34,001
Net cash flows generated from financing activities	34,001
Net change in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

11.3 Pro forma financial information

The following audited pro forma financial information based on the audited financial figures ended 31 December 2006, which is presented to illustrate the effect on our balance sheet of the share swap transaction, as well as the financing for the share swap transaction, is based on our APL ASA IFRS historical consolidated financial statements.

The pro forma figures are presented as if the Exchange Offer, the Mandatory Offer and the Compulsory Acquisition had been completed on 31 December 2006. The pro forma financial information will present two scenarios; where (i) 50 % acceptance of the Share Alternative under the Mandatory Offer increasing APL PLC's ownership in APL ASA from 92,19% to 96,09%, resulting in a 50% squeeze-out of the remaining 3,91 % minority interests, and (ii) 0 % acceptance of the Share Alternative under the Mandatory Offer, resulting in a 100% squeeze-out for the remaining 7,81 % minority interests against the Redemption Amount.

The pro forma financial information has been prepared for illustrative purposes only and, because of its nature does not reflect actual results of operations or financial position. The pro forma financial information does not purport to represent what our consolidated results of operations and financial position would have been if the share swap transaction had, in fact occurred on the dates indicated, nor does it purport to project the results of operations or our financial position for any future period or as of any date. The pro forma adjustments are based on currently available information, which are described with the assumptions in the notes accompanying the pro forma information.

It should be noted that significantly greater uncertainty is attached to the pro forma figures than ordinary historical accounting figures.

The pro forma figures have, for an easier comparison with APL ASA figures, been prepared in NOK even if the reporting currency of APL PLC is USD.

11.3.1 Accounting regulations for share swap agreements

According to the current regulations under IFRS, a share swap arrangement made as a voluntary offering process, where the new holding company APL PLC offers to buy all outstanding shares in the current listed company APL ASA, such as the Exchange Offer and the Mandatory Offer jointly, is considered to be a reverse acquisition. Therefore the transaction is accounted for in a manner similar to pooling-of-interests in which the APL ASA book values in the historical financial statements are also the values used prospectively in the APL PLC pro forma financial statements.

Acquisition of outstanding shares that has not been tendered under the Share Alternative under the Mandatory Offer will be accounted for as a single transaction, through equity. The surplus value from the redemption and

repurchase of shares from the minority APL ASA shareholders equals the total of the differences between the stock market price of each share acquired, and the corresponding portion of the recorded equity per share, and will be recorded as a reduction in "Retained earnings" and "Share Premium Reserve".

11.3.2 Pro forma figures for a 3,91 % Cash Alternative /Compulsory Acquisition

The following adjustments have been made to compile the pro forma figures and are based on the 31 December 2006 balance sheet of APL ASA:

Adjustment number 1 – Reclassification of debt to shareholders squeezed out and adjustment of nominal value of issued share capital
The adjustment assumes that 1,710,957 shares out of a total of 43,806,324 shares representing 3,91 % of the share capital of APL ASA have not been tendered under the Share Alternative of the Mandatory Offer. A corresponding pro rata part of book equity for the group has to be reclassified to debt. The reclassifying to debt is based on the fact that it is an assumption that the minority shares are redempted as a part of the exchange transaction.

Par value of each new APL PLC share equals USD 0.10. Under this scenario the new issued share capital of APL PLC totals MUSD 4.2 after the exchange of APL ASA shares to APL PLC shares. An exchange rate between USD and NOK at 5.9847 has been used for translation of the issued share capital to NOK. This exchange rate represent the exchange rate as at 13 April 2007. The share capital of APL PLC wil then expressed in NOK be equal to MNOK 25.2. The effect of the change in nominal value of share capital from NOK to USD has been deducted from retained earnings and amounts to MNOK 14.6.

Adjustment number 2 – Repayment of the existing bond loan of APL ASA
The adjustment assumes that the existing bond loan of APL ASA of MNOK 500 is fully repaid. This loan has been accounted for under the amortised cost method and amounts to MNOK 492.9 at 31 December 2006. At this date remaining not amortised cost was MNOK 7.1. This amount will have to be expensed as the loan is repaid. The bond has been repaid at principal value with a repayment fee of 2.0%. This fee, MNOK 10.0 has been deducted from retained earnings. Amount paid by APL ASA is MNOK 510.0.

Adjustment number 3 – Financing of the subsequent acquisition of redempted shares
The adjustment assumes that after the repayment of the APL ASA bond loan, a new bond loan is issued to APL PLC with MNOK 500. APL PLC has been granted this new bond loan. This bond loan will be repaid in full after five years. Costs of the new loan facility are 1.0% equaling MNOK 5.0 and the net amount received by APL PLC is MNOK 495.0.

Adjustment number 4 – Purchase / redemption of minority shares
It is assumed that the 1,710,957 minority shares is purchased / redeemed totaling MNOK 141.2 (based on NOK 83.453 per share). The part of the market value above the recorded debt to redempted shareholders (according to adjustment 1 above) is deducted from retained earnings and share premium reserve. Costs related to the purchase / redemption is included in adjustment 6.

Total purchase price of minority shares	MNOK	142.8
-recorded debt to minority shareholders	MNOK	-24.8
Net to be deducted in shareholders equity	MNOK	118.0
Deduction in share premium reseve	MNOK	7.8
Deduction in retained earnings	MNOK	110.2
Increase in debt to redempted shareholders	MNOK	118.0

Adjustment number 5 – Payment for the redemption of 3.91% of the shares in APL ASA
The transaction value from the subsequent acquisition of the 1,710,957 APL ASA Shares, estimated at MNOK 142.8 (NOK 83.453 per share) is recorded as a reduction in debt to redempted shareholders.

Adjustment number 6 – Transaction costs
Transaction costs related to the transactions is estimated at MNOK 6.8 and is recorded as a reduction in retained earnings.

Consolidated pro forma balance sheet for APL PLC as at 31 December 2006 3.91%

squeeze out in cash

(in NOK million)

ASSETS	31.12.2006	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Pro forma 31.12.2006
Non-currents assets								
Intangible assets	214.7							214.7
Buildings and office equipment	65.9							65.9
Investment in associated company	315.1							315.1
Non-current financial assets	8.4							8.4
Total non-current assets	604.1							604.1
Current assets								
Inventory	6.5							6.5
Trade and other receivables	107.9							107.9
Due from customers for contract work	661.2							661.2
Derivative financial instruments	19.8							19.8
Cash and cash equivalents	584.2		-510.0	495.0		-142.8	-6.8	419.6
Total current assets	1 379.6		-510.0	495.0		-142.8	-6.8	1 215.0
Total assets	1 983.7		-510.0	495.0		-142.8	-6.8	1 819.1
EQUITY AND LIABILITIES								
Share capital	11.0	14.2						25.2
Share premium reserve	518.8	-20.3			-7.8		-6.8	484.0
Retained earnings	146.0	-18.7	-17.1		-110.2			0.0
Shareholders equity	675.8	-24.8	-17.1		-118.0		-6.8	509.1
Liabilities								
Non-current liabilities								
Provisions	67.6							67.6
Interest bearing loans	528.3		-492.9	495.0				530.4
Total nun-current liabilities	595.9		-492.9					103.0
Current liabilities								
Trade and other payables	168.9							168.9
Interest-bearing loans	2.6							2.6
Due to customers for contract work	16.5							16.5
Income tax payable	24.1							24.1
Derivative financial instruments	24.9							24.9
Other short term liabilities	475.0							475.0
Debt due to redemption	0.0	24.8			118.0	-142.8		0.0
Total current liabilities	712.0	24.8		495.0	118.0	-142.8		1 207.0
Total liabilities	1 307.9	24.8	-492.9	495.0	118.0	-142.8		1 310.0
Total equity and liabilities	1 983.7	0.0	-510.0	495.0	0.0	-142.8	-6.8	1 819.1

11.3.3 Pro forma figures for a 7,81 % Cash Alternative/Compulsory Acqusition

The following adjustments have been made to compile the pro forma figures and are based on the 31 December 2006 balance sheet of APL ASA:

Adjustment number 1 – Reclassification to of debt to shareholders squeezed out and adjustment of nominal value of issued share capital

The adjustment assumes that 3,421,914 shares out of a total of 43,806,324 shares representing 7.81 % of the share capital of APL ASA have not been tendered under the Share Alternative of the Mandatory Offer when the Offer Period expires. A corresponding pro rata part of book equity for the group has to be reclassified to debt. The reclassifying to debt is based on the fact that it is an assumption that the minority shares are redempted as a part of the transaction.

Par value of each new APL PLC share equals USD 0.10. After the exchange transaction the new issued share capital of APL PLC totals MUSD 4.0 after. An exchange rate between USD and NOK at 5,9847 has been used for translation of the issued share capital to NOK. This exchange rate represent the exchange rate as at 13 April 2007. The share capital of APL PLC will then expressed in NOK be equal to MNOK 24.3. The effect of the change in nominal value of share capital from NOK to USD has been deducted from retained earnings and amounts to MNOK 14.0.

Adjustment number 2 – Repayment of the existing bond loan of APL ASA
The adjustment assumes that the existing bond loan of APL ASA of MNOK 500 is fully repaid. This loan has been accounted for under the amortised cost method and amounts to MNOK 492.9 at 31 December 2006. At this date remaining not amortised cost was MNOK 7.1. This amount will have to be expensed as the loan is repaid. The bond has been repaid at principal value with a repayment fee of 2.0%. This fee, MNOK 10.0 has been deducted from retained earnings. Amount paid by APL ASA is MNOK 510.0.

Adjustment number 3 – Financing of the subsequent acquisition of redempted shares
The adjustment assumes that after the repayment of the APL ASA bond loan, a new bond loan is issued to APL PLC with MNOK 500. APL PLC has been granted this new bond loan. This bond loan will be repaid in full after five years. Costs of the new loan facility are 1.0% equaling MNOK 5.0 and the net amount received by APL PLC is MNOK 495.0.

Adjustment number 4 – Purchase / redemption of minority shares
It is assumed that the 3 421 914 minority shares is purchased / redeemed totaling MNOK 282.3 (based on NOK 83.453 per share). The part of the market value above the recorded debt to redempted shareholders (according to adjustment 1 above) is deducted from retained earnings and share premium reserve. Costs related to the purchase / redemption is included in adjustment 6.

Total purchase price of minority shares	MNOK	285.6
-recorded debt to minority shareholders	MNOK	-49.6
Net to be deducted in shareholders equity	MNOK	236.0
Deduction in share premium reseve	MNOK	129.3
Deduction in retained earnings	MNOK	106.7
Increase in debt to redempted shareholders	MNOK	236.0

Adjustment number 5 – Payment for the redemption of 7,81% of the shares in APL ASA
The transaction value from the subsequent acquisition of the 3,421,914 APL ASA Shares, estimated at MNOK 285.6 (NOK 83.453 per share) is recorded as a reduction in debt to redempted shareholders.

Adjustment number 6 – Transaction costs
Transaction costs related to the transactions is estimated at MNOK 6.8 and is recorded as a reduction in retained earnings.

Consolidated pro forma balance sheet for APL PLC as at 31 December 2006 7,81% squeeze out in cash
(in NOK million)

ASSETS	31.12.2006	Adjustment 1	Adjustment 2	Adjustment 3	Adjustment 4	Adjustment 5	Adjustment 6	Pro forma 31.12.2006
Non-currents assets								
Intangible assets	214.7							214.7
Buildings and office equipment	65.9							65.9
Investment in associated company	315.1							315.1

87

Non-current financial assets	8.4							8.4
Total non-current assets	604.1							604.1
Current assets								
Inventory	6.5							6.5
Trade and other receivables	107.9							107.9
Due from customers for contract work	661.2							661.2
Derivative financial instruments	19.8							19.8
Cash and cash equivalents	584.2		-510.0	495.0		-285.6	-6.8	276.9
Total current assets	1 379.6		-510.0	495.0		-285.6	-6.8	1 072.3
Total assets	1 983.7		-510.0	495.0		-285.6	-6.8	1 676.4
EQUITY AND LIABILITIES								
Share capital	11.0	13.2						24.2
Share premium reserve	518.8	-40.5			-129.3		-6.8	342.2
Retained earnings	146.0	-22.2	-17.1		-106.7			0.0
Shareholders equity	675.8	-49.6	-17.1		-236.0		-6.8	366.4
Liabilities								
Non-current liabilities								
Provisions	67.6							67.6
Interest bearing loans	528.3		-492.9	495.0				530.4
Total nun-current liabilities	595.9		-492.9					103.0
Current liabilities								
Trade and other payables	168.9							168.9
Interest-bearing loans	2.6							2.6
Due to customers for contract work	16.5							16.5
Income tax payable	24.1							24.1
Derivative financial instruments	24.9							24.9
Other short term liabilities	475.0							475.0
Debt due to redemption	0.0	49.6			236.0	-285.6		0.0
Total current liabilities	712.0	49.6		495.0	236.0	-285.6		1 207.0
Total liabilities	1 307.9	49.6	-492.9	495.0	236.0	-285.6		1 310.0
Total equity and liabilities	1 983.7	0.0	-510.0	495.0	0.0	-285.6	-6.8	1 676.4

11.3.4 Statement on review of pro forma financial information

ERNST & YOUNG

■ Statsautoriserte revisorer

■ Foretaksregisteret: NO 976 389 387 MVA

Ernst & Young AS
Kittelsbuktvn. 1, P.O. Box 299
NO-4803 Arendal

Tel.: 37 07 20 00
Fax: 37 07 20 01
www.ey.no

Medlemmer av Den norske Revisorforening

To the Board of Directors of
APL PLC

Independent Assurance Report on Pro Forma Financial Information

In accordance with EU Regulation No 809/2004, we report on the compilation of the pro forma financial information ("Pro Forma Financial Information") of APL PLC ("the Company"), which is set out in Part 11.3 of the Company's prospectus dated 20 April 2007.

The Pro Forma Financial Information has been compiled on the basis described in chapter 11.3.2 and chapter 11.3.3, for illustrative purposes only, to provide information about how the proposed share swap arrangement might have affected the consolidated balance sheet of the Company as at 31 December 2006 if the acceptance rate is 50% and 0% respectively. Because of its nature, the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position.

Management's responsibility
It is the Board of Directors' and management's responsibility to compile the Pro Forma Financial Information in accordance with the requirements of EU Regulation 809/2004 and CESR's Level 3 guidance.

Reporting responsibility
It is our responsibility to provide the opinion required by Annex II item 7 of EU Regulation 809/2004. We are not responsible for updating any reports or opinions previously issued by us for any events that occurred subsequent to the date of our report on the historical financial information used in the compilation of the Pro Forma Financial Information, nor does the aforementioned opinion require an audit of historical unadjusted financial information or the assumptions summarized in the accompanying notes.

The pro forma financial information has been compiled based on APL ASA's consolidated balance sheet as of December 31, 2006 which has been audited by us.

Work performed
We conducted our work in accordance with International Standard on Assurance Engagements 3000, "Assurance Engagements Other than Audits or Reviews of Historical Financial Information". We planned and performed our work to obtain reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company. Our work primarily consisted of comparing the unadjusted financial information with the source documents, considering

■ Arendal, Bergen, Bo, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Honefoss, Kongsberg, Kragero, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måloy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Tromso, Trondheim, Tonsberg, Vikersund, Ålesund

ERNST & YOUNG

the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

Opinion

In our opinion:

a) The Pro Forma Financial Information has been properly compiled on the basis stated in Part 11.3 of the Company's Prospectus dated 20 April 2007, and

b) That basis is consistent with the accounting policies of the Company.

This report is issued for the sole purpose of the public offering in Norway and other European Union and European Economic Area countries, as approved and notified by Oslo Stock Exchange. This report may not be appropriate in other jurisdictions and should not be used or relied upon for any purpose other than the public offering on the Oslo Stock Exchange and other regulated markets in the European Union and European Economic Area.

Arendal, 20 April 2007
ERNST & YOUNG AS

Johan Bringsverd
State Authorised Public Accountant (Norway)

11.4 Interim and other financial information

The interim figures presented in this section do not have comparative interim figures from preceding periods.

11.4.1 Unaudited consolidated interim profit and loss statements for the APL Group

The financial statements as of 2004, 2005 and 2006, included in this Document, have been audited by Ernst & Young AS, auditors, as stated in their report appearing herein.

The quarterly reports are unaudited financial information. Ernst & Young AS states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Income statement	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(in NOK million)	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006	2006
Revenues	79.3	185.1	120.1	210.5	223.2	242.7	247.1	322.2	332.1	441.6	420.2	477.8
Cost of goods sold	47.0	123.9	82.4	152.8	160.9	179.0	193.7	240.5	251.8	342.2	316.4	353.9
Payroll expenses	19.0	20.2	20.5	29.6	29.1	30.1	27.6	35.0	37.0	45.2	39.5	46.4
Other operating expenses	10.8	11.8	11.0	9.6	10.3	12.7	11.3	10.8	11.8	14.6	15.7	22.4
EBITDA	2.5	29.2	6.2	18.5	22.9	20.9	14.5	35.9	31.5	39.6	48.6	55.1
Depresciation	3.1	2.4	2.4	2.4	2.3	2.7	3.4	4.4	4.1	4.0	4.3	5.3
EBIT	-0.6	26.8	3.8	16.1	20.6	18.2	11.1	31.5	27.4	35.6	44.3	49.8
Financial items, net	-1.5	-2.6	-2.3	-2.3	-12.3	-2.3	-0.5	-0.4	-0.7	-0.5	0.2	4.4
Profit before tax	-2.1	24.2	1.5	13.8	9.7	17.3	10.6	31.1	26.7	35.1	44.5	54.2

Taxes												
	0.5	-6.8	-0.3	-1.3	-2.9	-4.9	-2.9	-9.6	-7.3	-10.9	-11.9	-14.3
Profit after taxes	-1.6	17.4	1.2	12.5	6.8	12.4	7.7	21.5	19.4	24.2	32.6	39.9

Note: 40 % of the transaction costs related to the IPO were included in the financial items in Q1, 2005

11.4.2 Unaudited consolidated interim balance sheets for the APL Group

Balance sheet	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(in NOK million)	2004	2004	2004	2004	2005	2005	2005	2005	2006	2006	2006	2006
ASSETS												
Non-currents assets												
Intangible assets	210.9	210.4	210.2	213.7	216.8	215.5	217.0	216.1	215.5	214.1	214.9	214.7
Buildings and office equipment	35.2	40.8	44.3	50.5	54.4	58.9	61.9	62.6	63.0	65.8	66.3	65.9
Investment in associated company										314.8	314.9	315.1
Non-current financial assets	3.6	4.0	3.9	4.5	4.5	4.3	4.3	4.8	5.5	6.2	6.5	8.4
Total non-current assets	249.7	255.2	258.4	268.7	275.7	278.7	283.2	283.5	284.0	600.9	602.6	604.1
Current assets												
Inventory	10.3	10.6	10.8	9.2	9.3	9.5	2.4	3.1	3.5	4.0	5.0	6.5
Trade and other receivables	92.3	125.6	74.6	95.9	45.1	120.4	112.8	192.6	380.8	206.4	143.6	108.0
Due from customers for contract work	155.8	120.1	144.6	86.2	229.6	187.5	305.1	332.9	306.6	419.5	544.3	661.2
Derivative financial instruments	24.5	27.0	29.4	31.9	17.7	12.1	2.7	14.1	7.8	7.2	28.8	19.8
Cash and cash equivalents	47.6	19.6	78.7	99.9	275.3	151.9	60.5	43.7	51.6	110.6	604.6	584.2
Total current assets	330.5	302.9	338.1	323.1	577.0	481.4	483.5	586.4	750.3	747.7	1,326.3	1,379.7

Total assets	580.2	558.1	596.5	591.8	852.7	760.1	766.7	869.9	1,034.3	1,348.6	1,928.9	1,983.8
EQUITY AND LIABILITIES												
Shareholders equity	68.1	85.5	86.8	99.3	280.5	292.5	300.2	323.6	361.9	601.2	635.0	675.8
Liabilities												
Non-current liabilities												
Provisions	38.1	28.3	30.4	33.0	38.2	42.2	46.8	48.3	55.7	66.8	80.4	67.7
Interest bearing loans	255.1	255.1	254.9	232.8	18.3	17.9	17.7	16.5	37.4	36.7	528.6	528.3
Total nun-current liabilities	293.2	283.4	285.3	265.8	56.5	60.1	64.5	64.8	93.1	103.5	609.0	596.0
Current liabilities												
Trade and other payables	16.3	19.0	14.3	63.2	34.3	74.1	23.2	105.7	73.2	21.8	104.3	168.8
Interest-bearing loans	5.0			15.0	225.6	100.0	50.0	51.0	2.6	2.6	2.6	2.6
Due to customers for contract work	47.6	16.6	30.2	19.1	0.0	12.9	28.1	22.9	141.8	75.3	26.2	16.5
Income tax payable	16.3	13.1	14.1	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.1	24.1
Derivative financial instruments	24.5	27.0	29.4	0.0	17.7	12.1	2.7	3.7	7.7	26.3	16.5	24.9
Other short term liabilities	109.2	113.5	136.4	129.3	238.1	208.4	298.0	298.1	353.9	517.8	535.2	475.1

Total current liabilities	218.9	189.2	224.4	226.7	515.7	407.5	402.0	481.5	579.3	643.9	684.9	712.0
Total liabilities	512.1	472.6	509.7	492.5	572.2	467.6	466.5	546.3	672.4	747.4	1,293.9	1,308.0
Total equity and liabilities	580.2	558.1	596.5	591.8	852.7	760.1	766.7	869.9	1,034.3	1,348.6	1,928.9	1,983.8

11.5 Financial condition

11.5.1 Managements discussion of financial condition and results of operations 1st quarter 2005

APL ASA experienced a positive first quarter with an EBITDA of MNOK 22.9, reflecting a massive improvement compared to the slow corresponding quarter last year.

Profits in the three-month period developed as expected, taking EBITDA for the first quarter to MNOK 22.9, from MNOK 2.5 in the first quarter 2004. According to IAS 32, the transaction costs from the IPO is split 60/40 between equity and financial costs, leaving MNOK 8.3 as financial costs.

Order intake in the first quarter was related to after sales and variation orders on existing contracts, bringing the order backlog at the end of March to MNOK 642. APL ASA's main markets developed favourably and early-phase study work and bidding activity was high.

Cash flow from operating activities in the first quarter was positive MNOK 14.4. The cash flow from investment activities of MNOK –6.3 consists of expenditures in office facilities and a new ERP system. The net cash flow from financing activities was MNOK 170.4 consisting of the share issue from the IPO, deducting the redemption of the B-shares and payment of dividends. Cash at the end of the period was MNOK 275.3.

One of the main focus areas of APL ASA is to continuously improve operational control and efficiency. The new ERP system shall increase the overall predictability, strengthen project management and simplify the collaboration within departments and foreign subsidiaries.

The Malaysian Authorities gave APL ASA Asia Sdn Bhd approval as Operational Headquarter on 29 March 2005. Malaysia is chosen as the site because of its strategic geographical location, political and economic stability, English-educated workforce, good infrastructure, excellent communication facilities and relatively lower costs of doing business compared to other countries in the region. APL ASA Asia Sdn Bhd had 13 employees at the end of the quarter.

11.5.2 Managements discussion of financial condition and results of operations, 2nd quarter 2005

APL ASA experienced an encouraging second quarter with an EBITDA of MNOK 20.9. Revenues were again at record high levels with all projects performing according to schedule. In July APL ASA received a purchase order from Bergesen Worldwide Offshore (BWWO) in Norway to supply a Submerged Turret Production system (STP) for the PEMEX operated, KMZ field in the Gulf of Mexico. APL ASA's scope of delivery, to one of the biggest FPSO's (600.000 barrels throughput) in the world, includes a complete turret, mooring and swivel system, which is scheduled for operation first half 2007. The total current contract value for APL ASA is approximately MNOK 380 excluding cost plus options agreed between APL ASA and BWWO.

The high activity level during the quarter resulted in revenues of MNOK 242.7, up from MNOK 185.1 in the corresponding quarter of 2004.

Profits in the three-month period developed as expected, taking EBITDA for the second quarter to MNOK 20.9, compared to MNOK 29.2 in the second quarter 2004. However in Q2 2004 APL ASA reversed MNOK 20.7 of contingency, leaving an operational EBITDA of MNOK 8.5. If this one off impact is excluded, EBITDA has improved with nearly 90 % by comparing Q2 2004 with Q2 2005.

Cash flow from operating activities in the second quarter was positive MNOK 12.0. The cash flow from investment activities of MNOK –8.9 consists of expenditures in office facilities and a new ERP system. The net cash flow from financing activities was negative MNOK 126.5 due to repayment of a loan to Statoil. APL ASA has taken up a short-term loan of 100 MNOK in SR Bank. Cash at the end of the period was MNOK 151.9.

APL ASA has divided its business in two segments. The production segment includes products and services related to the mooring and fluid transfer for FPSOs and FSOs. The terminal segment (former loading systems) includes products and services related to the loading and delivery of oil and gas into Shuttle Tankers or Pipelines.

The Chinguetti project was delivered to BWWO at the Keppel Fels Shipyard in Singapore where integration with the ship is performed. Remaining APL ASA scope is limited to assistance to client during project completion. The Alvheim project reached the first major milestones by delivery of the ship cone to the Sembawang Shipyard in Singapore. The main engineering face has been completed and all main subcontracts have been placed. The Volve contract is being rescheduled in line with the new project schedule from the client, Statoil. The Dalia project is in the fabrication face and is progressing according to the revised project schedule. De Ruyter project has completed the main engineering face and all main subcontracts have been placed.

21 highly skilled engineers and office staff are now employed by APL ASA Asia in Kuala Lumpur. Training in Norway is completed and they have reached a high productivity level in a shorter than expected time.

Order intake in the second quarter was related to after sales and variation orders on existing contracts, bringing the order backlog at the end of June to MNOK 432. The new STP project of MNOK 380 for BWWO is not included in the order backlog.

The main activity for the Production segment has been bidding for STP systems for FPSO developments, indicating a definite breakthrough for STP technology acceptance by oil companies as well as contractors.

The main activity in the Terminal segment has been centered on LNG import terminal developments in United States. The start-up of gas deliveries from the first terminal located offshore Louisiana giving a significant boost to level of enquiries. Further to this activity the market for deep-water oil export terminals in Africa and Brazil is active.

11.5.3 Managements discussion of financial condition and result of operations, 3rd quarter 2005

APL ASA reports an operating result (EBITDA) of MNOK 14.5 (6.2)[1] for the third quarter of 2005, which corresponds to an EBIDA margin of 5.9 % (5,1). Revenues of MNOK 247.1 (120.1) reflect APL ASA's strong growth and high activity levels where all projects, except the Dalia project, are performing according to expectations. APL ASA had a strong order intake in the third quarter.

The Production segment had revenues of MNOK 169.7 and an EBITDA of MNOK 15.5. The Terminal segment booked revenues of MNOK 77.4 and a negative EBITDA of MNOK 1.1. Order backlog per third quarter amounted to MNOK 700, of which MNOK 470 was booked in the reporting period.

Revenues of MNOK 247.1 reflect high activity levels and are up from MNOK 120.1 in the corresponding quarter of 2004. For the first three quarters APL ASA has revenues of MNOK 713, which is a growth of 85 % compared to 2004.

APL ASA achieved an EBITDA of MNOK 14.5, compared to MNOK 6.2 in the third quarter 2004. Excluding the negative effects on the Dalia project the underlying performance is according to expectations. Accumulated EBITDA is MNOK 58.3 compared to MNOK 37.9 in 2004.

Cash flow from operating activities in the second quarter was negative at MNOK 33.2 due to changes in the working capital. The negative cash flow from investment activities at MNOK 7.9 consists of expenditures in office facilities and a new ERP system. The net cash flow from financing activities was negative MNOK 50.3 due to repayment of a short-term loan. Cash at the end of the period was MNOK 60.5.

The Production segment includes products and services related to the mooring and fluid transfer for FPSOs and FSOs. The Terminal segment (former loading systems) includes products and services related to the loading and delivery of oil and gas into shuttle tankers or pipelines.

The engineering phase of the world's largest FPSO, the KMZ project for Bergesen Worldwide Offshore is well under way. Important long lead items are in the process of being ordered.

The Alvheim project has completed the main engineering phase and all main subcontracts have been placed. The Volve contract has completed all main engineering activities and long lead items are being contracted.

The Production segment had revenues of MNOK 199,3 (38.5). EBITDA was MNOK 19.3 (3), which gives a margin of 9.7 %. This is weaker than the previous periods. The segment has been charged with warranty costs for the Chinese SYS projects delivered in Q3 2004. In addition APL ASA made a provision for the Chinguetti project due to cost increases in the final delivery phase at the yard in Singapore. These provisions total MNOK 5,5.

During the third quarter of 2005, APL ASA has increased the estimated cost to complete the Dalia project. The cost increase is caused by increased man-hour estimates for administration, engineering and follow-up, increased fabrication costs and import duties in Angola. The amount of the provision included in cost of sales during the third quarter of 2005 was MNOK 10. The increased work is not expected to affect delivery scheduled for April 2006.

The De Ruyter project has completed the main engineering face and all main subcontracts have been placed.

The Terminal segment had revenues of MNOK 47.8 (81.6). EBITDA was negative at MNOK 4.8 (3.1), which gives a negative margin at 10.1 %. The weak result in the terminal segment is related to the cost overruns on the Dalia project.

APL ASA has strengthened the organisation both in Norway, USA and Asia. Further expansion is ongoing with establishment of a joint venture company, APL ASA Malaysia, which intends to serve the Malaysian Oil & Gas Market. APL ASA is also opening new offices in Shanghai and Singapore to improve services for the clients and yards in the region.

The total number of APL ASA employees in the Asia Pacific Region is currently 22, and is expected to reach a total number of 32 by the end of the year.

Order intake in the third quarter was mainly related to the Production segment where APL ASA received order for a STP project of MNOK 380 for Bergesen Worldwide Offshore. Bergesen has now exercised an option to include the risers in the APL ASA delivery on a cost plus basis. The total project value is now approximately MNOK 470.

APL ASA has signed a contract of MUSD 60 (MNOK 360) with CNOOC in October..In addition APL ASA has received a Letter of Intent in October for the fourth LNG ship with Daewoo Shipyard in Korea. The value of this contract is approximately MNOK 50.

Order backlog at the close of third quarter was MNOK 700 compared to MNOK 835 at the end of third quarter 2004, and 432 per second quarter 2005.

The main activity for the Production segment has been bidding for STP systems for FPSO developments. There are several prospects in all geographical markets. The high activity is fuelled by high development activities for new oil and gas fields.

The main activity in the Terminal segment has been centred on LNG import terminal developments in the United States. APL ASA's solutions are currently receiving interest in other geographical markets.

Disconnectable solutions are receiving increased interest as a result of the extensive hurricane damage to fixed installations in the Gulf of Mexico.

11.5.4 Managements discussion of financial condition and result of operations, 4th quarter 2005

APL ASA continued the positive development seen through 2005 in the last quarter of the year. APL ASA reports an operating result (EBITDA) of MNOK 35.9 (18.5) for the fourth quarter of 2005, which corresponds to an EBIDA margin of 11.1 % (8.8). Revenues of MNOK 322.3 (210.5) reflect APL ASA's strong growth and high activity levels. APL ASA had a healthy order intake in the fourth quarter of 2005. Order backlog at the end of fourth quarter amounted to MNOK 852 of which MNOK 478 was booked in the reporting period.

Revenues in Q4 of MNOK 322.3 reflect high activity levels and are up from MNOK 210.5 in the corresponding quarter of 2004. For the full year APL ASA has revenues of MNOK 1,035.3, which is a growth of 74 % compared to 2004.

APL ASA achieved an EBITDA of MNOK 35.9, compared to MNOK 18.5 in the fourth quarter 2004. The strong result reflects the high activity level and the strong project execution seen through the period. EBITDA for the full year amounted to MNOK 94.2 compared to MNOK 56.5 in 2004, an improvement of 67 %.

Cash flow from operating activities in the fourth quarter was negative MNOK 14.1 due to increase in the working capital. Cash at the end of the period was MNOK 43.7.

IFRS does not allow a net presentation in balance sheet of calculated liability commitments in construction contracts. Assets and liabilities at December 31, 2005 have consequently been increased with MNOK 256 compared with NGAAP principles and previous statements.

Formerly APL ASA has reported on 2 product based business segments. In connection with the annual report process the administration has concluded that according to the definitions of IFRS, APL ASA has only different product lines and not separate product based business segments with different risk and return profiles. Detailed financial reporting on business segments will consequently be discontinued

The Production systems include products and services related to the mooring and fluid transfer for FPSOs and FSOs. The Terminal systems include products and services related to the loading and delivery of oil and gas into shuttle tankers or pipelines.

APL ASA signed a contract of MNOK 383 with CNOOC in October. In addition APL ASA was awarded contract for the fourth LNG ship with Daewoo Shipyard in Korea and variation orders on existing contracts for a

total of MNOK 95. Order backlog at the close of fourth quarter was MNOK 852 compared to MNOK 823 at the end of 2004.

The construction phase of the KMZ project for Bergesen Worldwide Offshore is well under way. The Alvheim project has started the final phase of the construction phase with all engineering work completed. The Volve project has completed the engineering phase and is now in the construction phase. The Wenchang and Xijiang projects are in the engineering phase. Orders for long lead items like risers and mooring components have been placed.

The construction phase of the Dalia project is nearing completion. The first main deliverable from local fabrication activities, the suction piles, was undertaken ultimo February. The De Ruyter project has entered the construction phase.

APL ASA has continued to selectively strengthen the organisation both in Norway, USA and Asia. As of 31st December 2005 APL ASA employs 156 full and part time staff and 21 contract staff.

11.5.5 Managements discussion of financial condition and result of operations, 1st quarter 2006

APL ASA had another quarter with high activity in all areas. APL ASA reports an operating result (EBITDA) of MNOK 31.5 (22.9)[1] for the first quarter of 2006, which corresponds to an EBIDA margin of 9.5 % (10.2). Revenues of MNOK 332.1 (223.2) reflect APL ASA's strong growth and high activity levels. APL ASA had a good order intake in the first quarter of 2006. Order backlog at the end of first quarter amounted to MNOK 948, of which MNOK 426 was booked in the reporting period.

Revenues in Q1 of MNOK 332.1 reflects high activity levels and is up from 223.2 in the corresponding quarter of 2005. APL ASA achieved an EBITDA of MNOK 31.5 compared to MNOK 22.9 in the first quarter 2005.

Cash flow from operating activities in the fourth quarter was positive MNOK 21.5, reflecting an increase in the working capital. Cash at the end of the period was MNOK 51.6.

APL ASA signed a contract of approximately USD 50 (MNOK 330) with Excellerate Energy in February. In addition APL ASA was awarded contract for the fifth LNG regasification ship with Daewoo Shipyard in Korea and variation orders on existing contracts for a total of MNOK 43. Order backlog at the close of first quarter was MNOK 948 compared to MNOK 852 at the end of 2005. A letter of Intent from Tanker Pacific Offshore Terminals Pte Ltd for the supply of a Submerged Turret Production (STP) system for Maari is not included in the order backlog.

The construction phase of the KMZ project for Bergesen Worldwide Offshore is well under way. First delivery for ship conversion elements took place at the end of March 2006. Second main delivery is scheduled for June.

The Alvheim project is in the final phase of the construction with all engineering work completed. The Volve project has completed the engineering phase and is now in the construction phase.The Wenchang and Xijiang projects are in the engineering phase. Orders for long lead items like risers and mooring components have been placed. The construction phase of the Dalia project is nearing completion. The delivery of the main unit is scheduled for June. The De Ruyter project was delivered on time to the customer in March.

APL ASA has continued to selectively strengthen the organisation both in Norway, USA and Asia. As of 31st March 2005 APL ASA employs 192 people.

11.5.6 Managements discussion of financial condition and result of operations, 2nd quarter 2006

APL ASA's result for the second quarter 2006 is the best result in history of APL ASA. APL ASA had an operating result (EBITDA) of MNOK 39.6 (20.9) for the second quarter 2006. New awards for STP systems and growth in existing contracts resulted in a good order intake and an order backlog of MNOK 1058 at the end of June 2006. APL ASA has announced Letters of Intent for approximately 700 that are not yet included in the order backlog.

The revenues in the second quarter were record high MNOK 441.6, compared to MNOK 242.7 in the corresponding quarter of 2005 and MNOK 332.1 in the previous period. The main reason for the 82 % growth in revenues is a doubling of the number of major projects in the execution phase from 2005 to 2006.

APL ASA achieved an EBITDA of MNOK 39.6, compared to MNOK 20.9 in the second quarter 2005 and MNOK 31.5 in the previous period. The EBITDA growth represents an increase of 89 % compared to the second quarter of 2005. The quarterly EBITDA margin was 9.0 % compared to 8.6 % in the second quarter last year.

In the beginning of May APL ASA undertook a private placement of 1,990,000 shares at the price of MNOK 109 (equals to MNOK 54.50 ex split). The placement provided APL ASA with MNOK 217 in new equity that was used to partly finance the ownership in Nexus Floating Production Ltd (Nexus FP). Nexus FP has entered into an agreement with the Korean yard, Samsung, to build a FPSO for delivery in June 2009. The vessel will be equipped with the STP technology. Following the capitalisation of Nexus FP, APL ASA holds 40 % of the shares in Nexus FP.

Total non-current assets increased with MNOK 316.9 to MNOK 600.9 during the second quarter. The main change is related to the investment in associated company which now is MNOK 314.8 following the Nexus FP investment. Due to the increase in equity and reduction of working capital the equity ratio rose by nearly 10 % from 35 to 44.6 % at the end of the quarter.

Cash flow from operating activities in the second quarter was positive MNOK 167, partly due to a decrease in the working capital. Cash at the end of the period was MNOK 111.

At the General Meeting on 8 June a 1:2 split of the face value of the APL ASA share was resolved. New par value is MNOK 0.25 and the new number of outstanding shares is 43.8.

APL ASA signed new contracts of approximately MNOK 545 in the second quarter. In addition APL ASA has been awarded Letters of Intent for the Maari FPSO from Tanker Pacific Offshore Terminals, the Puffin FPSO from Frontline and the Nexus FPSO from Nexus FP. The backlog at the close of second quarter was MNOK 1 058 compared to MNOK 852 at the end of 2005.

APL ASA entered into two new agreements for deliveries of STP systems during the second quarter. In May APL ASA entered into a contract with Maersk Contractors for a submerged production system (STP) for the Vincent FPSO. The end client is the Australian oil company Woodside. The contract value is approximately MNOK 500 and includes design, fabrication and commissioning.

In June APL ASA received a letter of intent from Frontline for a submerged production system (STP) for the Front Puffin FPSO. The contract is for a small disconnectable STP Turret Mooring System, including design, fabrication and commissioning. The contract value is approximately MNOK 70. This contract represents APL ASA's 10th order for the STP System and the first order for Frontline's new business unit, Frontline FPSO. The vessel will be moored at the Puffin Field offshore North Western Australia. There it will operate for the Australian E&P oil company AED Oil Limited.

The Dalia BTL was delivered on time in June and successfully installed on the field offshore Angola in July. The Offloading Buoy weighing around 650 tonnes was manufactured at the Sonamet yard in Lobito, Angola. The buoy will be able to offload at a rate of 40 000 barrels per hour.

The Alvheim STP buoy was delivered in June and successfully installed at the field in the North Sea. There it awaits the arrival and final hook-up of the Alvheim FPSO under completion at Vetcos yard in Haugesund.

The Volve STL buoy was completed and installed on the field in the North Sea, awaiting arrival and hook-up of the FSO. The Wenchang and Xijiang STP projects have completed the engineering phase and all orders for long lead items such as risers and mooring components have been placed and fabrication contracts for main components have been entered into.

The Vincent, Maari and North East Gateway projects are in the engineering phase. Orders for long lead items have been placed.

As of 30th June 2006 APL ASA employs 215 people including contract labour.

11.5.7 Managements discussion of financial condition and result of operations, 3rd quarter 2006

Advanced Production and Loading (APL ASA) has completed another quarter with strong results. APL ASA had an operating result (EBITDA) of MNOK 48.6 (14.5)[1] for the third quarter in 2006. Order intake remains strong with MNOK 796 booked during the period. The confirmed contracts for three STP systems have resulted in an order backlog of MNOK 1,434 at the end of September 2006.

The revenues in the third quarter were MNOK 420.2, compared to MNOK 247.1 in the corresponding quarter of 2005 and MNOK 441.6 in the previous period. The revenue growth is caused by a doubling of the number of major projects under execution from 2005 to 2006.

APL ASA achieved an EBITDA of MNOK 48.6, compared to MNOK 14.5 in the third quarter 2005 and MNOK 39.6 in the previous period. The EBITDA growth represents an increase of 335 % compared to the third quarter of 2005 and 23 % compared to the previous period. The quarterly EBITDA margin was 11.6 % compared to 5.9 % in the third quarter last year and 9.0 % in the second quarter 2006.

Late September APL ASA issued an unsecured bond loan of MNOK 500 with a maturity of 5 years. The funds will secure the financial flexibility of APL ASA and support non-organic growth. The bond has a coupon rate of 3 months NIBOR plus a margin of 2.75 percentage points. Total current assets increased with MNOK 578.9 to MNOK 1,326.3 during the third quarter. In addition to the bond issue the change mainly relates to lower trade and other receivables and increased payments related to contract work.

Cash flow from operating activities in the second quarter was positive MNOK 8 , partly due to an increase in the working capital. Cash at the end of the period was MNOK 604.6, including the MNOK 500 bond loan.

APL ASA increased order backlog by MNOK 796 in the third quarter. The contracts for the Maari FPSO with Tanker Pacific Offshore Terminals, the Puffin FPSO with Sea Production (Frontline) and the Nexus FPSO with Nexus Floating Production were all confirmed during the period. The backlog at the close of third quarter was MNOK 1,434 compared to MNOK 852 at the end of 2005.

The KMZ project was delivered on time and budget in the third quarter and is now under transportation to the Gulf of Mexico.

As of 30th September 2006 APL ASA employs 229 people including contract labour. At the end of the second quarter the corresponding number was 215 people.

11.5.8 Managements discussion of financial condition and result of operations, 4th quarter 2006

APL ASA had its best year ever in 2006, and the results for the fourth quarter were the strongest in the APL Group's history. APL ASA had an operating result (EBITDA) of MNOK 55.1 (35.9)1 for the fourth quarter in 2006 and MNOK 174.8 (94.2) for the full year. Order intake in the fourth quarter was MNOK 69.4 and APL ASA was at year end close to concluding several major contracts that will be booked against backlog in the first quarter of 2007. APL ASA has strengthened its competitive position significantly during 2006.

The revenues in the fourth quarter were MNOK 477.8, compared to MNOK 322.2 in the corresponding quarter 2005. For the full year revenues amounted to MNOK 1 671.7, more than 60 percent growth compared to 2005. The revenue growth is caused by a considerable increase in major oil related projects under execution from 2005 to 2006. APL ASA achieved an EBITDA of MNOK 55.1, compared to MNOK 35.9 in the fourth quarter 2005 and MNOK 174.8 for the full year 2006. The EBITDA growth for 2006 compared to the previous year was 85 percent and the EBITDA margin for the full year was 10.5 percent while the EBITDA-margin for the last three months of 2006 was 11.5 percent. The margin development is in line with previous statements given by APL ASA and confirms that the company has succeeded with its goal of profitable growth. APL ASA had net financial income of MNOK 4.4 in the fourth quarter compared to MNOK -0.4 in the corresponding period 2005. The increase in financial income is mainly related to a gain on an interest rate swap related to the bond. Profit before taxes in the fourth quarter was MNOK 54.2 (31.1) while taxes amounted to MNOK 14.3. To reduce taxes and to facilitate further growth APL ASA has started a process to relocate its domicile to Cyprus. Cash flow from operating activities in the fourth quarter was negative MNOK 13.1, mainly due to a change in debtors, creditors and inventory. Cash at the end of the period was MNOK 584.2.

APL ASA signed a frame agreement with Hoegh LNG for the delivery of future LNG terminals. The frame agreement shows the increasing focus of LNG players on APL technology for mid stream LNG solutions. APL ASA was in the process of closing several contracts at the end of fourth quarter. The backlog at the close of the quarter was MNOK 1 045 compared to MNOK 852 at the end of 2005.

It is critical that the APL Group operates under favourable, stable and predictable legislative and regulatory conditions. The APL Group operations in the Far East have over many years been significant. The region is today becoming increasingly important as a hub for fabrication and procurement activities. In support of its operations in the region APL ASA has decided to build up a headquarter for commercial operations in Singapore. Operations in Singapore are expected to increase rapidly and will benefit from a benign tax regime.

The APL Group has also announced plans to relocate the holding company to Cyprus. A relocation of the holding company is desirable to ensure that shareholders fully benefit from tax savings in the group. Being a

member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

APL ASA has in the quarter continued to selectively strengthen the organisation in Norway and Asia in response to the strong growth. As of 31 December 2006 APL ASA employs 238 people including contract labour. At the end of 2005 the corresponding number was 177 people, an increase of 34 % during the year.

11.6 Recent trends concerning the business

Since the end of the last financial year, ended 31 December 2006, and up to the date of this Document there have been limited significant developments in the business. The information presented in sections 10 and 11.5 describes the recent trends in oil service demand, contract development, operational costs and sales.

The list below highlights the most significant recent trends concerning the business (see abovementioned sections for more detailed descriptions):

- Sustained high oil price continuing into the first months of 2007 has increased investments and planned activities within the offshore oil exploration and production.
- Recent drop in oil price from record levels.
- Record-high backlog, see section 11.5.8 for more details.

11.7 Other information reasonably likely to affect the issuer's prospects

With the exception of those set out in sections 2 and 10, APL PLC is not aware of any specific and significant trends, uncertainties, commitments or events that can reasonably be expected to have a material effect on its prospects.

There are no events that have significantly changed the APL Group's financial and/or trading position since the last financial period included in this Document (ended 31 December 2006).

11.8 Independent auditor

11.8.1 Auditors of APL PLC

APL PLC's auditor is Ernst & Young Limited (registration number: Partnership 8609), Nicosia Tower Centre, 36 Byron Avenue, 1096 Nicosia, PO Box 21656, 1511 Nicosia, Cyprus. All partners of Ernst & Young Limited are members of Institute of Certified Public Accountants in Cyprus (ICPAC).

11.8.2 Auditors of the APL Group

The APL Group's auditor is Ernst & Young AS (registration number NO 976 389 387) Chr. Fredriks Plass 6, Oslo Atrium, Postboks 20, 0051 Oslo. All audit partners of Ernst & Young AS are members of The Norwegian Institute of Public Accountants.

11.8.3 Resignation of auditors

Ernst & Young AS has been the APL Group's auditor since the incorporation of APL ASA in 2004. Ernst & Young will continue to audit the APL Group through its Cypriot affiliate Ernst & Young Limited (current auditor of APL PLC).

12 Capital resources and capitalization

This chapter describes the capital resources and capitalization of APL PLC, as if APL PLC already has acquired 100% of the shares in APL ASA. On 26 March 2007, APL PLC acquired approximately 90.26 % of the total share capital of APL ASA. On 3 April 2007, APL PLC acquired an additional 846,350 APL ASA Shares. Following this acquisition, APL PLC owns in aggregate 40,384,410 APL ASA Shares, representing approximately 92.19% of the total issued and outstanding shares in APL ASA Through the Mandatory Offer and the Compulsory Acquisition, APL PLC will secure 100 % ownership of APL ASA.

12.1 Information concerning APL PLC's capital resources

12.1.1 Short term funding

In the nature of the business activities to the APL Group, funding requirements for major projects are limited. The APL Group has currently agreements related to loan facilities, bond and financial instruments. Please see section 12.5 for more information about borrowings.

12.1.2 Long term funding

The long term funding of the APL Group consists of both equity and interest bearing debt. The various debt sources are described in detail in section 12.5 below. Book equity per 31 December 2006 was MNOK 675.8 (MNOK 323.6 per 31 December 2005). Net interest bearing debt per 31 December 2006 was MNOK -53.3 (MNOK 23.8 per 31 December 2005). Net interest expenses for 2006 were MNOK -2.9 (MNOK 12.7 in 2005). The EBITDA for the equivalent period was MNOK 174.8 (MNOK 94.2 in 2005) giving an interest cover of -60.3 (EBITDA/Interest expenses) for 2006 (7.4 for 2005). The net debt to equity ratio per 31 December 2006 was -0.4 % (3.9 % per 31 December 2005) with a corresponding equity to assets ratio of 34.1 % (37.2 % per 31 December 2005).

12.1.3 Restrictions on the use of capital resources

The Loan Facility Agreement with Handelsbanken and the Bond Loan Agreement include certain covenants that may restrict the use of capital resources. Please see section 12.5 for more information about such covenants.

12.1.4 Anticipated sources of funds needed to fulfil commitments

The APL Group is focused on business activities with limited capital requirements. Borrowings related to a Loan Facility Agreement with Handelsbanken with a credit facility of up to MNOK 130 and a MNOK 500 bond loan, please see section 12.5 for more information, is to be considered as adequate for the financing of the APL Group's current activities.

12.2 Cash flows

12.2.1 Financing and investment activities

In the beginning of May 2006, APL ASA undertook a private placement of 1,990,000 shares at the price of NOK 109 per share (equals to NOK 54.50 per share ex split). The placement provided APL ASA with MNOK 217 in new equity that was used to partly finance the ownership in Nexus Floating Production Ltd. Nexus Floating Production Ltd has entered into an agreement with the Korean yard, Samsung, to build a FPSO for delivery in June 2009. The vessel will be equipped with the STP technology. Following the capitalisation of Nexus Floating Production Ltd, APL ASA holds 40 % of the shares in the company.

12.2.2 Operating activities

The APL Group's cash flow from operations stems mainly from sales of products and services related to Production and Terminal systems (a description of these systems is described in detail in section 9.5). The markets in which the APL Group operates can be described as dependent on the general petroleum market, the FPSO market and the LNG market – for more details please read section 10. Competitors to the APL Group is also an important factor for the APL Group's cash flow (please see section 10.4 for more information). These sections give in total a more comprehensive view of the elements of the operational cash flow situation for the APL Group.

Historical cash flow statements for the APL Group are presented in section 11.1.4.

12.3 Working capital statement

In APL PLC's opinion, the current working capital of the APL Group sufficiently secure APL PLC's ability to cover present requirements concerning working capital for a period of at least 12 months from the date of this Document.

12.4 Capitalization and indebtedness

12.4.1 Statement of capitalization and indebtedness – APL ASA

The following table shows the APL ASA's actual capitalization as per 31 December 2006.

(Figures in MNOK)	
Share capital	10.9
Share premium reserve	518.9
Other paid-in capital	5.1
Retained earnings	140.9
Shareholders' equity	675.8
Long term borrowings (secured)[1]	35.4
Long term borrowings (guaranteed)[2]	
Long term borrowings (unsecured / unguaranteed)	492.9
Total capitalization	1,204.1

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness) as of 31 December 2006.

(Figures in MNOK)	
A. Cash	
B. Cash equivalent	584.2
C. Trading securities	
D. Liquidity (A + B + C)	584.2
E. Current financial receivable	19.8
F. Current bank debt	
G. Current portion of non current debt	-2.6
H. Other current financial debt	-24.9
I. Current financial debt (F + G + H)	-27.5
J. Net current financial indebtedness (I - E - D)	576.5
K. Non current bank loans	-35.4
L. Bonds issued	-492.9
M. Other non current loans	
N. Non current financial indebtedness (K + L + M)	-528.3
O. Net financial indebtedness (J + N)	48.2

12.4.2 Statement of capitalization and indebtedness – APL PLC

The following table shows the APL PLC's actual capitalization as per 13 February 2007.

104

(Figures in USD 1,000)	
Share capital	34.0
Share premium reserve	-
Other paid-in capital	-
Retained earnings	-54.6
Shareholders' equity	-20.6
Long term borrowings (secured)[1]	-
Long term borrowings (guaranteed)[2]	-
Long term borrowings (unsecured / unguaranteed)	-
Total capitalization	-20.6

The table below shows a statement of net indebtedness in the short term and the medium-long term (distinguishing between guaranteed and non-guaranteed, secured and unsecured indebtedness) as of 13 February 2007.

(Figures in USD 1,000)	
A. Cash	-
B. Cash equivalent	-
C. Trading securities	-
D. Liquidity (A + B + C)	-
E. Current financial receivable	34.0
F. Current bank debt	-
G. Current portion of non current debt	-
H. Other current financial debt	-54.6
I. Current financial debt (F + G + H)	-54.6
J. Net current financial indebtedness (I - E - D)	-20.6
K. Non current bank loans	-
L. Bonds issued	-
M. Other non current loans	-
N. Non current financial indebtedness (K + L + M)	-
O. Net financial indebtedness (J + N)	-20.6

As per the expiry of the offer period under the Exchange Offer on 20 March 2007, APL PLC had received valid acceptances from APL ASA Shareholders in respect of, in aggregate, a total of 39,538,060 APL ASA Shares, representing approximately 90.26 % of the total share capital of APL ASA. Settlement under the Exchange Offer was completed on 26 March 2007. On 2 April 2007, APL PLC agreed to acquire an additional 846,350 APL ASA Shares against issuance of one APL PLC Share for each APL ASA Share acquired. Settlement by way by issue of new shares in APL PLC was completed on 3 April 2007. Following this acquisition APL PLC owns in aggregate 40,384,410 APL ASA Shares, representing approximately 92.19% of the total issued and outstanding shares in APL ASA As per commencement of the Offer Period, all remaining outstanding APL ASA Shares will be acquired through the Compulsory Acquisition.

The conditions for the Exchange Offer were lifted on 21 March 2007, and the APL ASA Shares tendered under the Exchange Offer were acquired by APL PLC against issuance of APL PLC Shares on 26 March 2007. Accordingly, the separate financial statement for APL PLC as per 13 February 2007 needs to reflect the acquisition of all 43,806,324 shares in APL ASA through the Exchange Offer. The acquisition price for the APL

ASA Shares that will be acquired by issuing APL PLC Shares under the Share Alternative of the Mandatory Offer will be offset as equity, while the acquisition price for the APL ASA Shares that will be acquired against the Cash Alternative of the Mandatory Offer or cash settlement under the Compulsory Acquisition will be offset as a liability of up to MNOK 285.6, depending of the number of shares tendered under the Share Alternative of the Mandatory Offer..

12.5 Borrowings

12.5.1 The Loan Facility Agreement

In December 2005 APL ASA and its subsidiaries entered into a multi service agreement with Handelsbanken. Under this agreement the APL Group has drawn only MNOK 38 for financing its office building in Kolbjørnsvik. Due to fluctuations in the working capital the APL Group understand that it is considered appropriate to have a stand by "liquidity reserve" of approx MNOK 130 on the group credit facility. The interest is based on 0.7% margin p.a. Currencies for the cash pool are NOK, EUR, USD, GBP, SEK and DKK.

In addition APL ASA has entered into a letter of intent with the municipality of Arendal regarding the building of a new office building. The capital need for this investment is estimated to MNOK 150.

Under the multi service agreement Handelsbanken has also provided guarantee facility in the total of approx MNOK 750 (– of which approx MNOK 340 have been drawn upon by project guarantees and approx MNOK 130 have been drawn upon due to currency hedging.)

During the term of the multi service agreement, APL ASA and its subsidiaries shall, inter alia, comply with the following covenants:

- The book shareholders' equity must be no less than 25 % of the total balance and a minimum of MNOK 275;
- Net debt to EBITDA ratio shall be less than 3.5 (Accumulated EBITDA for the past 4 quarters)
- Net debt to equity ration shall be less than 1.25

The multi service agreement includes change of control provisions. Handelsbanken has confirmed that it will not use its right pursuant to the change of control provisions in connection with the Exchange Offer, the Mandatory Offer and the Compulsory Acquisition. Handelsbanken has, however, reserved the right to terminate the multi service agreement, and to utilize its rights under other change of control clauses in the agreements and/or credit facilities covered by the multi service agreement, in the event of a material change in the ownership of APL PLC following completion of the Mandatory Offer and the Compulsory Acquisition.

As a security for all obligations under this multi service agreement APL Group has pledged its entire assets for an amount of up to NOK 1 billion.

12.5.2 The MNOK 500 Bond Loan

On 5 March 2007, the bondholders in a MNOK 500 bond loan issued by APL ASA consented to early redemption of the loan at a redemption rate of 102 %, with the addition of accrued interest. The loan was fully redeemed on 28 March 2007, and APL ASA was thereby released from all rights and obligations under the bond loan agreement.

Simultaneously with the redemption, APL PLC did on 28 March 2007 issue a bond loan of MNOK 500 referred to as the FRN APL PLC bond issue 2007/2012 (ISIN NO0010360324) (the "Bond Loan").

The margin under the Bond Loan is 2.75 percentage points and the coupon rate is 3 months NIBOR + 2.75 percentage points.

Under the Bond Loan, the APL Group is required to maintain a total equity to assets ratio of at least 0.25. In the event that acquisition APL ASA Shares for cash by APL PLC results in a reduced equity to assets ratio, the equity to assets ratio shall not be less than 0.20 in the period from the disbursement date of the Bond Loan till 31 March 2008.

The reduced equity to asset ratio requirement for the period up till 31 March 2008, will allow APL PLC to carry out the Compulsory Acquisition and the Mandatory Offer for cash for the remaining APL PLC Shares without further equity funding.

During the term of the Loan, APL PLC shall not, and procure that no other member of the APL Group shall, establish or maintenance any secured indebtedness without the prior written consent of the loan trustee except for:

(i) Secured indebtedness up to MNOK 300 in total of the APL Group; and
(ii) secured indebtedness incurred in connection with construction financing.

Upon a change of control, each bondholder in the Bond Loan shall have a right of redemption (put option) of its bonds at 101 % of par value plus unpaid interest on redeemed amount. The change of control provision will not be triggered by a potential take-over by BW Offshore Limited within year end 2007 as announced on 21 February 2007.

The New Bond Loan is listed on Oslo Børs ASA's Alternative Bond Market (ABM).

12.5.3 Financial instruments

The APL Group uses derivative financial instruments such as forward currency contracts and foreign currency swaps to hedge its risk associated with foreign currency fluctuations on construction contracts with contract price in a foreign currency. Hedging derivatives are recognized in the balance sheet at fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the APL Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction (cash flow hedge) or of a firm commitment (fair value hedge). For the purpose of hedging all hedges of construction contracts are classified as fair value hedges.

In the balance of APL ASA by 31 December 2006 derivative financial instruments are valued at MNOK 19.8 at the asset side and MNOK 24.9 at the liability side.

12.6 Investments

As per date of this Document, APL PLC has not made any investments other than the acquisition of 40,384,410 APL ASA Shares pursuant to the Exchange Offer and otherwise, and has not decided on any future investments, other than the acquisition of the APL ASA Shares pursuant to the Mandatory Offer and the Compulsory Acquisition. Historical investments presented in this section therefore relate to APL ASA and its subsidiaries.

12.6.1 Historical investments

Below is a summary and description of the principal investments made by APL ASA as of 31 December 2006:

Figures in MNOK	**2004**	**2005**	**2006**
Investment in shares	-0.3	0.0	-317.8
Net investment in other non-current financial assets	-3.6	-0.7	-1.4
Pension funds	-0.6	0.4	-2.1
Sales of non-current assets	13.0	0.0	0.3
Investment in non-current assets	-54.7	-16.7	-9.7
Investment in tangible assets	-221.7	-10.6	-10.2

Sum investments	-267.9	-27.6	-340.9

The old office building of APL ASA was sold in 2004. Investment in buildings for 2004 is related to the expansion of APL ASA's headquarters in Arendal.

On 28. January 2004 APL ASA acquired remaining 94 % of the shares in APL AS. The total purchase price was MNOK 314.1 paid in cash, out of which MNOK 34.4 were goodwill.

In the beginning of May 2006, APL ASA carried out a private placement of 1,990,000 shares at the price of NOK 109 per share (equals to NOK 54.50 ex split). The placement provided APL ASA with MNOK 217 in new equity that was used to partly finance the ownership in Nexus Floating Production Ltd. Following the capitalisation of Nexus Floating Production Ltd, APL ASA holds 40 % of the shares in the company.

12.6.2 Investments in progress and future investments

APL PLC's objective through this Document is to acquire all shares in APL ASA. For further details, please see section 4.

The APL Group has entered into a letter of intent with the municipality of Arendal regarding the building of a new office building. The capital need for this investment is estimated between MNOK 120 and MNOK 150.

12.7 Tangible fixed assets

Below is an overview of tangible fixed assets for APL ASA per 31 December 2006:

Figures in MNOK	**2004**	**2005**	**2006**
Land and buildings	43.7	52.4	55.9
Machinery, equipment, etc	31.4	35.4	39.4
Sum investments	75.1	87.8	95.3

APL ASA owns the office building in Vikaveien 85. The area is 3709 square meter and is used solely by APL ASA and its subsidiaries.

Effect of movement in foreign exchange is based on exchange rates at the end of the year.

13 Board of directors, management and employees

13.1 Board of directors

The directors of APL ASA appointed by the general meeting of APL ASA are identical to the directors of APL PLC. The directors of APL ASA appointed by employees are not represented on the APL PLC Board. There is no legal requirement to have employee representatives on the board of a Cyprus registered PLC. The employee board representatives will be on the board of Advanced Production and Loading AS, a subsidiary of APL ASA, in line with Norwegian company law.

The directors of APL PLC and APL ASA are elected for service periods of 2 years. Directors may be re-elected and there is no limit on the number of terms that any one director may serve. All directors of APL PLC were elected by the general meeting of the company on 23 February 2007. As at the same date, the previous directors (Vasilios Tricoupis and Alexandra Michaelides) resigned from their positions. Re-election of the directors is due on the annual general meeting of the shareholders in 2009 or otherwise as decided by the general meeting.

The table below sets forth the position and the date of beginning of the current term of office which the person has served in that office for APL ASA:

Name	Position	Served on APL ASA Board since	APL PLC Shares owned
William A. Smith	Chairman	2004	-
Tor Bergstrøm	Board Member	2004	1,200
Svein Eggen	Board Member	2004	33,600
Bruno Floris	Board Member	2004	-
Synne Syrrist	Board Member	2006	-

Chairman: William A. Smith (Age: 61)
William A. Smith has a broad experience from the energy industry and is managing director and partner in Galway Group, L.P., an investment banking/energy-consulting firm headquartered in Houston, Texas. Mr. Smith has been a Board member of APL ASA since 2004. Mr. Smith resides in Houston, Texas, USA. Mr. Smith owns 0 Shares and 0 stock options in APL PLC. Business address is Galway Group LP, 3050 Post Oak Blvd., Suite 1300, Houston, Texas 77056, USA.

Board member: Tor Bergstrøm (Age: 57)
Tor Bergstrøm has has more than 30 years of experience from banking, industry and asset management, both in Norway and internationally. He is currently Executive Vice President and CFO of Anders Wilhelmsen & Co AS. He is a former Corporate Director and CFO of Aker Maritime ASA. Mr. Bergstrøm has been a Board member of APL ASA since 2004. Mr. Bergstrøm resides in Trollåsen, Norway. Mr. Bergstrøm owns 1,200 Shares and 0 stock options in APL PLC. Business address is Anders Wilhelmsen & Co AS, P.O. Box 1583 Vika, 0118 Oslo, Norway.

Board member: Svein Eggen (Age: 55)
Svein Eggen has extensive background from the offshore industry. Until recently he was the President and CEO of Technip Offshore, Inc. out of Houston, Texas. When Aker Maritime was formed in 1996, Eggen assumed the roles of President and Chief Executive Officer, and when U.S. operations were expanded, he became President and Chief Executive Officer of Aker Maritime Inc in Houston, US. Mr. Eggen has been a Board member of APL ASA since 2004, as well as Board member in AGR and Nexus. He resides in London, UK. Mr. Eggen owns 33,600 Shares and 0 stock options in APL PLC. Business address is Apt.44 Wood Wharf, Horseferry Place, Greenwhich, London SE10 9BB, UK.

Board member: Bruno Floris (Age: 63)
Bruno Floris is Vice Chairman of the supervisory board of Demeter Partners; Demeter is aVC fund dedicated to green industries and renewable energies. He retired in December 2006 from Executive Vice President of IFP Investissements a fully owned subsidiary of the French Institute of Petroleum (IFP) and President and CEO of

ISIS developement, a venture investment firm in December 2006. Mr Floris is member of the board of the Oil & Gas French suppliers Council (GEP) and a member of IFA (French association of Directors). Mr Floris has been a Board member of APL ASA since 2004. Mr Floris resides in the Paris area, France. Mr Floris owns 0 Shares and 0 stock options in APL PLC. Business address is IFP Investissements, 1 et 4, avenue de Bois-Préau, 92852 Rueil-Malmaison Cedex, France.

Board member: Synne Syrrist (Age: 34)
Syrrist holds an advanced engineering degree in industrial economics from the Norwegian Institute of Technology at the University of Trondheim, Imperial College, University of London and authorised financial analyst from the Norwegian School of Economics and Business Administration. She has worked as a financial analyst at Elcon Securities and First Securities for the last eight years. She is presently selfemployed within the finance industry. Syrrist resides in Oslo, Norway. Mrs. Syrrist owns 0 Shares and 0 stock options in APL PLC. Business address is Rundhaugveien 5a, 0495 Oslo, Norway.

A presentation of the current and previous administrative, management and supervisory positions held by the board members is included in the table below.

Current administrative, management or supervisory positions held		**Administrative, management or supervisory positions held within previous 5 years**	
William A. Smith			
Company	*Position*	*Company*	*Position*
Galway Group LP	Managing Director	Maritrans Inc	Chairman
Flex LNG	Chairman	El Paso Corporation	Executive VP
Tor Bergstrøm			
Company	*Position*	*Company*	*Position*
Anders Wilhelmsen & Co	Exe.VP / CFO	Aker Maritime	Corp. Director / CFO
Linstow AS	Board Member		
A Wilhelmsen Capital As	Board Member		
A/S Møllegaarden	Board Member		
As Investa	Chairman		
Awilco Offshore Asa	Board Member		
Awilco As	Board Member		
Teknoinvest Viii (Gp) Ks	Deputy Member		
Telenor Venture Ii Asa	Deputy Member		
Telenor Venture Iv As	Deputy Member		
Svein Eggen			
Company	*Position*	*Company*	*Position*
Ability Group ASA	Board Member	Technip Offshore	CEO/President
Nexus FP Ltd	Board Member	Aker Maritime	CEO/President
Aker Base AS	Chairman		
Frøseth AS	Owner, Board Mem		
Fæby Invest AS	Board Member		
Hello Pukk As	Board Member		
Kass Invest As	Owner, Board Mem		
Norsea As	Chairman		
Sellæg Auto As	Board Member		
Svein Eggen Holding As	Owner, Board Mem		
Tindved Teater As	Chairman		
Trucksenteret Trading As	Board Member		
Trucksenteret Verdal As	Board Member		
Tta As	Board Member		
Vector Industries As	Chairman		
Neptun Marine Oil & Gas, Ltd	Chairman		
Bruno Floris			
Company	*Position*	*Company*	*Position*
Demeter Partners	Vice Chairman	IFP Investissements	Exe. VP
Oil & Gas French Suppliers Council	Vice Chairman	ISIS developement	CEO/President
French Association of Directors	Member		
Synne Syrrist			
Company	*Position*	*Company*	*Position*
Blom ASA	Board Member	First Securities	Financial Analyst
Eastern Drilling ASA	Board Member	Eastern Drilling ASA	Board member
Copeinca ASA	Board Member	Blom ASA	Board member
Faktor Eiendom ASA	Board Member	Scan Subsea	Board member
Ocean HeavyLift ASA	Board Member	Clecon AS	Board member
Cecon ASA	Board Member		
Wavefield Inseis ASA	Board Member		
Castelar Corporate Finance ASA	Board Member		

Corporacion Pesquera Inca S.A. Board Member

13.2 Management

The group executive management is responsible for the daily management and the operations of the APL Group. APL PLC will have no employees, and has therefore entered into a management agreement with Advanced Production and Loading AS in order to secure the continued availability of the experienced management team of the APL Group.

As per the date of this Document, the key management team of the APL Group consists of the following persons.

Name	Position	APL PLC Shares owned
Carl Krogh Arnet	Chief Executive Officer	1,940,524
Knut Sæthre	Chief Financial Officer	76,344
David Sverre	Chief Operating Officer	0
Arild Bech	Chief Technical Officer	400,000

Chief Executive Officer: Carl Krogh Arnet (Age: 50)

Carl Krogh Arnet has been employed as the CEO of APL ASA since 1996. Prior to joining APL, Mr. Arnet had various positions at Norsk Hydro in the period from 1981 to 1996 including Offshore Installation Manager and Vice President. Mr. Arnet holds an M.Sc. from the The Norwegian University of Science and Technology (NTNU) and an MBA from the Norwegian School of Management (BI). Mr. Arnet resides in Singapore. Mr. Arnet holds a number of board memberships (eg. Wireless Netcommunications AS) and chairmanships (eg. Nofamo Greåkervn. 85 AS and Nofamo AS) in companies not related to the oil and gas sector. Mr. Arnet resides in Singapore. He owns 1,940,524 Shares and 0 stock options in APL PLC. Business address is Advanced Production and Loading Pte Ltd, 101, Thompson Road, #22-04, United Square, Singapore 307591, Singapore.

Chief Financial Officer: Knut Sæthre (Age: 42)

Knut Sæthre has been employed as the CFO of APL ASA since February 2005. Mr. Sæthre has 16 years of international experience and was previously employed by ABB and Aker Kværner, holding several executive positions. Mr. Sæthre's educational background includes lic.rer.pol degree from the University of Fribourg, Switzerland and a MBA degree in strategic management from the Norwegian School of Economics and Business Administration (NHH). Mr. Sæthre resides in Arendal, Norway. Mr. Sæthre holds a number of board memberships. Mr. Sæthre owns 76 344 Shares and 0 stock options in APL PLC. Business address is Advanced Production and Loading AS, Vikaveien 85, 4816 Kolbjørnsvik, Norway.

Chief Operating Officer: David Sverre (Age: 51)

David Sverre has been employed as the COO for APL ASA since December 2006. He comes from the position as Executive Vice President for Constructions and Operations for Technip USA. Mr. Sverre has extensive experience from construction and project management, and serves as a Director on the Board of the Gulf Island Fabrication Group. Mr. Sverre is a Canadian national, residing in Houston, USA. Mr. Sverre owns 0 shares and 0 stock options in APL PLC. Business address is Advanced Production and Loading Inc, 2000 Dairy Ashford, Suite 600, Houston, Texas 77077, USA.

Chief Technical Officer: Arild Bech (Age: 48)

Arild Bech has been employed by APL ASA since 1993 and has had several leading technical positions since the start of the APL Group. Prior to joining APL, Mr. Bech worked at the Norwegian Marine Institute in Trondheim, Norway, MARINTEK. He holds an M.Sc. from The Norwegian University of Science and Technology (NTNU). Mr. Bech resides in Arendal, Norway. Mr. Bech owns 400,000 Shares and 0 stock options in APL PLC. Business address is Advanced Production and Loading AS, Vikaveien 85, 4816 Kolbjørnsvik, Norway.

A presentation of the current and previous administrative, management and supervisory positions held by the management is included in the table below.

///

Current administrative, management or supervisory positions held		Administrative, management or supervisory positions held within previous 5 years	
Carl Krogh Arnet			
Company	*Position*	*Company*	*Position*
Advanced Production And Loading As	CEO, board member		
Apl Asa	CEO		
Apl Management Services As	Chairman		
Apl Process Systems As	Chairman		
Apl Subsea Installation Services As	Chairman		
Canal Street As	Board Member		
Kolbjørn Invest As	Owner, chairman		
Nofamo As	Owner, CEO, chairman		
Nofamo Greåkerveien 85 As	Owner, chairman		
Wireless Netcommunication As	Owner, Board Member		
Knut Sæthre			
Company	*Position*	*Company*	*Position*
APL ASA	CFO	Aker-Kværner MH	SVP & CFO
Advanced Production And Loading As	Chairman		
Apl Management Services As	Deputy member		
Apl Process Systems As	Board member		
Apl Subsea Installation Services As	Board member		
Dronningensgate 33 As	Deputy member		
Krs Invest Ltd	Owner, CEO		
Node, NO Offshore & Drilling Engineer.	Board member		
David Sverre			
Company	*Position*	*Company*	*Position*

APL ASA	COO	Technip US	Exe. VP
Gulf Island Fabrication Group	Chairman		

Arild Bech

Company	*Position*	*Company*	*Position*
Kolbjørn Invest As	Owner		
811 Invest As	Chairman		

13.3 Founders of APL ASA

APL ASA was incorporated on 23 May 1998 as a "shelf company". In December 2003 it was used as a vehicle for a "management buy-out" of the company Advanced Production & Loading AS ("**APL AS**") from Offtech Invest AS (Statoil). The APL ASA Shares were listed on the Oslo Børs on 18 March 2005. The founder holds no administrative, management or supervisory positions in the APL Group.

13.4 Founders of APL PLC

APL PLC was founded on 29 December 2006 as a "shelf company" by the following persons:

- Acis Montanios
- Adam Montanios

None of the founders of APL PLC hold any administrative, management or supervisory positions in APL PLC.

13.5 Board committees

13.5.1 Nomination committee

According to the articles of association of APL PLC, the company shall have a nomination committee consisting of one member of the APL PLC Board, elected by the board itself, and two members appointed by this elected member of the APL PLC Board among the 20 largest shareholders of APL PLC. In connection with election of the APL PLC Board and members to the nomination committee, the nomination committee shall in connection with the notice for the general meeting provide proposal for candidates for directorship for the general meeting. The nomination committee shall also present proposal for the remuneration to the members of the APL PLC Board.

13.5.2 Compensation committee

The APL PLC Board has established a compensation committee. The mandate of the committee is to give recommendations to the APL PLC Board regarding the remuneration of the Chief Executive Officer and to give the management mandate to negotiate a bonus scheme for the employees. The members of the Compensation Committee are Tor Bergstrøm (Chairman) and William Smith.

13.5.3 Other board committeees

Apart from the committees described in section 13.5.1 and 13.5.2, there are currently no other sub-committees of the APL PLC Board. The APL PLC Board has considered establishing an audit committee, but is currently of the opinion that a procedure involving the full APL PLC Board when considering matters pertaining to financial reporting adequately secures a thorough and independent consideration of such matters.

13.6 Particular information

During the last five years preceding the date of this Document, no member of the Board of Directors or the senior management has:

- any convictions in relation to indictable offences or convictions in relation to fraudulent offences;
- received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or ever been disqualified by a court from acting as a member

of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company; or

- been declared bankrupt or been associated with any bankruptcy, receivership or liquidiation in his capacity as a founder, director or senior manager of a company.

13.7 Remuneration and benefits

13.7.1 Remuneration to the Board of Directors

The table below sets forth the annual remuneration received by the Board of Directors presented in sections 13.1 above:

Board of Directors		2005	2006
Name	Position	Amounts in NOK	Amounts in NOK
William A. Smith	**Chairman**	**270,000**	**290,000**
Tor Bergstrøm	**Board Member**	**180,000**	**210,000**
Svein Eggen	**Board Member**	**180,000**	**210,000**
Bruno Floris	**Board Member**	**180,000**	**180,000**
Synne Syrrist	**Board Member**	**NA**	**0**

None of the Directors hold options or other rights to APL ASA Shares or APL PLC Shares.

13.7.2 Remuneration to the CEO

The CEO's salary included bonus and pension arrangements in 2006 was NOK 9,240,000. The CEO will receive 24 month's pay and benefits from the date of termination of employment.

13.7.3 Compensation from other group companies

The APL Group's directors and officers do not receive remuneration and benefits from other group companies.

13.7.4 Amounts set aside or accrued

The APL Group has a defined benefit pension plan which covers 116 employees by 31 December 2006. These employees are entitled to future pension benefits. Such benefits are dependent upon the number of years during which accruals have been accumulating, the level of wages or salary at the time of pension able age, as well as the state pension benefits payable. The pension scheme is managed by and funded through a life assurance company.

Amounts in NOK thousands

Pension liabilities and pension funds	**Group pension**			**CEO Early retirement**		
	31.12.06	31.12.05	31.12.04	31.12.06	31.12.05	31.12.04
Present value of funded pension obligation	68,100	48,292	62,189	9,600	2,159	1,680

Fair value of plan assets	-41,800	-40,945	-31,694	-10,100	-2,050	-1,989
Net pension liabilities	26,300	7,347	30,495	-500	109	-309
Social security tax obligation	3,700	1,036	4,300	0		
Unrecognised actuarial gains & losses	-2,900	18,245	-6,585	-1,800	-330	-102
Pension liabilities	27,100	26,628	28,210	-2,300	-221	-411

Amounts in NOK thousands

Pension liabilities and pension funds	**Group pension**			**CEO Early retirement**		
	2006	2005	2004	2006	2005	2004
Current service cost	12,800	7,506	8,816	5,800	463	204
Interest cost of pension obligation	2,200	1,932	2,626	100	129	63
Expected return on plan assets	-2,500	-1,490	-1,490	-200	-96	-96
Curtailment closed	-1,600	-	-	-	-	-
Actuarial gains and losses	-700	640	65	-	-	-
Net pension costs	10,300	8,588	10,017	5,800	496	171

Amounts in NOK thousands

Movements in the net pension liability	**Group pension**			**CEO Early retirement**		
	2006	2005	2004	2006	2005	2004
Net liability at 1 January	26,600	28,210	24,644	-200	-411	-276
Contributions received	-9,800	-10,170	-6,451	-7,900	-306	-306
Expense recognised in the income statement	10,300	8,588	10,017	5,800	496	171
Net liability at 31 December	27,100	26,628	28,210	-2,300	-221	-411

Amounts in NOK thousands

Total pension costs	**2006**	**2005**	**2004**
Defined benefit plans			
Group pension	10,300	8,588	10,017

Early retirement	5,800	496	171
Total defined benefit plans	160,000	9,084	10,188
Defined contribution plans	1,500	518	367
Total pension costs	17,500	9602	10,555

13.7.5 Conflict of interest

Other than the relationships mentioned in section 14.11, there are no potential conflict of interest between the management's and the director's duties to APL PLC, and their private interests and/or other duties.

13.7.6 Terms of service contracts upon termination

Reference is made to section 13.1 and 13.7.2 above for a description of the terms of directors' and CEO's service contracts in the event of termination. There are no other benefits to members of the administrative, management or supervisory bodies upon termination of employment.

13.8 Employees

As of 31 December 2005 the APL Group employed 156 full and part time staff and 21 contract staff, in total 177 employees.

As of 31 December 2006 the APL Group had approximately 207 full and part time staff and 31 contract staff, in total 238 employees.

The employees are distributed between the following locations:

Location	**Number (31.12.2006)**
Arendal	142
Asia	46
Houston	7
Singapore	5
Brazil	4
France	2
UK	1
Consultants	31

Total **238**

APL PLC will have no employees, and has therefore entered into a management agreement Advanced Production and Loading AS in order to secure the continued availability of the experienced management team of the APL Group.

14 Share capital and shareholder matters

14.1 Issued share capital and shares

The issued share capital of APL PLC is USD 4,072,441.60 comprising 40,724,416 APL PLC Shares fully paid, each with a par value of USD 0.10, of which 339,999 shares are held by APL PLC as treasury shares.

APL PLC has only one class of shares. APL PLC Shares offered under the Mandatory Offer will be of the same class as the APL PLC Shares already issued and outstanding, and will be created and issued under the Cyprus Companies Law, Chapter 113 of the Statute Laws of the Republic of Cyprus, as amended.

The APL PLC Shares are in registered form, and will be registered in book-entry form with the VPS under the securities identification code ISIN CY0100170915. APL PLC's account operator is DnB NOR Bank ASA. One round lot comprises 200 APL PLC Shares.

14.2 VPS registration of the APL PLC Shares

14.2.1 Introduction

It is a legal requirement that shares that are to be admitted to listing on Oslo Børs are registered with the VPS.

In order to facilitate registration with the VPS, the APL PLC Shares that are listed on Oslo Børs are registered in the name of the VPS Registrar in the Register of Members that APL PLC is required to maintain pursuant to Cyprus law. The VPS Registrar, or its designee, holds the APL PLC Shares issued to investors as nominee on behalf of each investor. The VPS Registrar has registered the interest in the APL PLC Shares in the VPS (in Norwegian: depotbevis) on the investor's individual VPS account. Therefore, not the APL PLC Shares, but the interests in the APL PLC Shares issued by the VPS Registrar are registered in the VPS and listed on Oslo Børs.

The depositary ownership of the investors is registered in the VPS under the category of a "share" and the depositary ownership is listed and traded on Oslo Børs. Investors who purchase the APL PLC Shares (although recorded as owners of the shares in the VPS) will have no direct shareholder rights in APL PLC. Each Share registered with the VPS will represent evidence of depositary ownership of one APL PLC Share. The APL PLC Shares registered with the VPS are freely transferable, with delivery and settlement through the VPS system.

Investors holding such VPS registered APL PLC Shares must look solely to the VPS Registrar for the payment of dividends, for the exercise of voting rights attaching to the APL PLC Shares and for all other rights arising in respect of the APL PLC Shares.

The relationship between the VPS Registrar, APL PLC and the APL PLC Shareholders is regulated by the registrar agreement included as Appendix V to this Document (the "Registrar Agreement").

14.2.2 Voting and dividends

The VPS Registrar or its designee shall only vote for the APL PLC Shares it holds, or issue a proxy to vote such APL PLC Shares, in accordance with each investor's instructions.

APL PLC will pay dividends directly to the VPS Registrar, which has undertaken, in turn, to distribute the dividends to the investors in accordance with the Registrar Agreement.

Investors, who maintain a Norwegian address in the Norwegian Register or have supplied VPS with details of their NOK account, shall receive their dividend payment in NOK to such account. VPS-Shareholders whose address registered with the VPS is outside Norway and who have not supplied the VPS with details of any Norwegian kroner account, will receive dividends by cheque in their local currency. If it is not practical in the VPS Registrar's sole opinion to issue a cheque in a local currency, a cheque will be issued in USD.

14.2.3 Limitations on liability

The Registrar Agreement limits APL PLC's and the VPS Registrar's obligations towards investors with respect to the APL PLC Shares.

The VPS Registrar is not liable for errors committed by VPS or losses incurred as a result of VPS' conduct, unless and only to the extent that the VPS Registrar may hold VPS liable for the same losses.

14.2.4 Amendment and termination

Each of APL PLC and the VPS Registrar may terminate the Registrar Agreement at any time with 2 months written notice, or immediately upon written notice of a material breach by the other party of the Registrar Agreement. In the event that the VPS Registrar Agreement is terminated, APL PLC will use its reasonable best efforts to enter into a replacement agreement for purposes of permitting the uninterrupted listing of the APL PLC Shares on Oslo Børs. There can be no assurance, however, that it will enter into such an agreement on substantially the same terms or at all. A termination of the Registrar Agreement could, therefore, adversely affect the listing of the APL PLC Shares on Oslo Børs. If the Registrar Agreement is terminated and not replaced, the VPS Registrar will use reasonable efforts to cooperate with investors in converting their APL PLC Shares that are listed on the VPS into APL PLC Shares registered in the name of the respective Shareholder.

14.2.5 Notices

The Registrar Agreement provides that the VPS Registrar shall assist in expediently forwarding all reports, accounts, financial statements, circulars or other similar documents issued by APL PLC to its Shareholders, to each APL PLC Shareholder at the address recorded in the VPS in respect of each APL PLC Shareholder, always including, in connection with the annual general meeting of APL PLC, the notice of such meeting, a proxy form and the annual report.

14.2.6 Requests for APL PLC Shares

A APL PLC Shareholder may at any time request that the VPS Registrar arrange for that APL PLC Shareholder to be registered in the Register of Members that APL PLC is required to maintain pursuant to Cyprus law (in place of the VPS Registrar as nominee) as the legal owner of a number of APL PLC Shares equal to the number of shares in APL PLC of which that APL PLC Shareholder is recorded in the VPS, and vice versa , subject to compliance with any relevant provisions of Cyprus law and APL PLC's articles of association.

14.3 Acquisition rights, authorized but un-issued capital or undertakings to increase the capital

The authorized share capital of APL PLC is USD 5,000,000 divided between 50,000,000 shares each with a par value of USD 0.10. USD 927,558.4 of this authorized capital is un-issued.

The APL PLC Board has been granted the following authorities to issue APL PLC Shares:

(i) Authority to issue 43,806,324 APL PLC Shares, equalling the current number of shares issued by APL ASA, in connection with the completion of the Exchange Offer and the Mandatory Offer. The authorization covers an issue of APL PLC Shares and an increase of the issued share capital of APL PLC for non-cash contributions, as provided in the Exchange Offer and the Mandatory Offer. The authorization can be used in take-over situations. The pre-emptive rights of the current APL PLC Shareholders are waived. The authorization is valid until 1 September 2007, and can be utilized on one or more occasions. The authorization was partly utilized in connection with the completion of the Exchange Offer and the acquisition of APL ASA Shares on 3 April. As per the date of this Document, the APL PLC Board can issue an additional 3,421,914 APL PLC Shares pursuant to the authorization.

(ii) A general authority to issue APL PLC Shares up to an amount equalling 10 % of the issued share capital of the company for either any financing of the business of APL PLC or in relation to share option schemes for employees. APL PLC Shares may be issued against non-cash contributions. The pre-emptive rights of the APL PLC Shareholders are waived. The authorization is valid until the next annual general meeting of APL PLC, and can be utilized on one or more occasions. As per the date of this Document, the authorization has not been utilized.

The APL PLC Board has been granted an authorization to acquire treasury shares, including acquisition of security rights in treasury shares, limited to an aggregate nominal amount of 10 % of the, at any time, issued share capital of APL PLC. The lowest and highest price for the acquisition of such shares shall be fixed by the directors. Acquisition, disposal and pledge of any treasury shares to be acquired by APL PLC shall be carried out in such a way which the APL PLC Board shall deem to be reasonable, including through purchases in the market and as part of any incentive schemes. The authorization is valid until the next annual general meeting of APL PLC, however for a maximum period of 18 months. The shares to be acquired can be held by APL PLC for a maximum of 12 months from the date of acquisition. In connection with completion of the Exchange Offer, APL PLC utilized parts of this authorization to acquire 339,999 APL PLC Shares from Kolbjørn Invest AS at par value. APL PLC does not hold further treasury shares as per the date of this Document.

14.4 Rights to acquire shares

14.4.1 Convertible securities, exchangeable securities or securities with warrants

There are no outstanding warrants, stock options, convertible bonds or other securities convertible into APL ASA Shares or APL PLC Shares, except as described in this section.

14.4.2 Options

No capital of APL PLC is under option or agreed conditionally or unconditionally.

14.5 History of the share capital

The development of APL PLC's share capital is set forth in the table below.

Time	Event	Authorized Capital increase	Authorized Capital	Change in issued share capital	Share price	Issued Share capital	Shares issued
29 December 2006	Incorporation	-	CYP 10,000		CYP 1	CYP 1,000	1,000
23 January 2007	Combined conversion of currency and share split (10:225)	-	USD 22,500		-	USD 2,250	22,500
24 January 2007	Increase of authorized capital	USD 4,977,500	USD 5,000,000		-	USD 2,250	22,500
29 January 2007	Increase of issued share capital	-	USD 5,000,000	USD 31,750.60	USD 0.10	USD 34,000.60	340,006
26 March 2007	Exchange Offer	-	USD 5,000,000	3,953,806	-	3,987,806.60	39,878,066
3 April	Contribution in kind (share swap 1:1)	-	USD 5,000,000	84,635	-	4,072,441.60	40,724,416

The development of APL ASA's share capital is set forth in the table below.

Time	Event	Change in Capital (NOK)	Share price (NOK)	Share capital (NOK)	Shares issued
4 May 1998	Incorporation	-	50	50,000	100
28 November 2003	Cash Issue	50,000	50	100,000	200
23 December 2003	Redemption	(100,000)	50	0	0
23 December 2003	Combined Cash Issue and	2,156,050	50	2,156,050	43,120 (A)
	Distribution in Kind		50		1 (B)
28 January 2004	Cash Issue	10,725,450	50	12,881,500	143,733 (A)
			50		113,896 (B)
10 February 2004	Share Split (1:100)	-	0.50	12,881,500	14,373,300 (A)
			0.50		11,389,600 (B)
17 March 2005	Redemption of B-shares	(5,694,850)	0.50	7,186,650	14,373,300

17 March 2005	Cash Issue	2,551,691	0.50	9,738,341	19,476,682
16 November 2005	Cash Issue	30,740	0.50	9,769,081	19,538,162
27 February 2006	Cash Issue	187,500	0.50	9,956,581	19,913,162
9 May 2006	Cash Issue	995,000	0.50	10,951,581	21,903,162
8 June 2006	Split (1:2)	-	0.25	10,951,581	43,806,324

14.6 Major shareholders

In accordance with APL PLC's records as per the date of this Document, the following investors have unltimate beneficial ownership (consisting of direct and indirect shareholdings including shares held by nominees) that would have required notifications under Norwegian law:

- BWO Offshore
- Pendragon Capital LLP

APL PLC is not aware of any shareholder or group of shareholders who's direct and/or indirect shareholdings gives rise to a controlling influence of APL PLC. None of APL PLC's major shareholders have different voting rights than other APL PLC Shareholders.

14.7 Memorandum and Articles of Association

The Memorandum and Articles of association of APL PLC are included as Appendix I to this Document. The summary of the Memorandum and Articles of Association set out below is given for general background information purposes, but should not be construed as legal advice. Each shareholder is responsible to seek separate legal advice to the extent necessary.

14.7.1 Objects and purposes

APL PLC's purpose according to its Memorandum is to engage and invest, directly or indirectly, by itself or through subsidiaries or part-owned companies, partnerships or other forms of entities, in the energy and offshore business with a special focus on technology, products and services related to construction, installation and operation of systems and products for production, transportation and loading of oil and gas.

14.7.2 Provisions with respect to members of administrative, management and supervisory bodies

The Articles of Association do contain provisions relating to the appointment of directors and the autorisation of the APL PLC Board. Further, the Articles of Association contain provisions regarding the appontment of committees of the APL PLC Board such as the nominating committee, ref. section 12.5 above..

In general, the APL PLC Board may exercise all such powers of APL PLC that are not, by law of the Articles of Association, required to be exercised by the general meeting.

14.7.3 Description of shares

All APL PLC Shares are ordinary shares of the same class. The Articles of Association do not contain provisions attaching particular preferences or restrictions to the ordinary class of APL PLC Shares.

14.7.4 Actions required to change rights of holders of shares

A resolution of the general meeting which has the effect on the issued APL PLC shares that the APL PLC Shareholders right to dividend or to the assets of APL PLC is reduced in any way requires the approval of nine-tenths of the share capital represented at the general meeting as well as two-thirds of the votes and share capital represented at the general meeting. A resolution which has the effect on issued APL PLC Shares that the APL PLC Shareholders' obligations towards APL PLC are to be increased, or that the APL PLC Shares may be subject for compulsory redemption, requires unanimity. If the resolution affects some of the holders of already issued APL PLC Shares, the resolution requires the approval of all the effected holders as well as two–thirds of the votes and share capital represented at the general meeting.

14.7.5 General meeting

Through the general meeting, APL PLC's Shareholders exercise the supreme authority in APL PLC, subject to the limitations provided by Cyprus law. All APL PLC Shareholders are entitled to attend and vote at general meetings, either in person or by proxy.

General meetings are convened by the APL PLC's Board of Directors or on the requisition of Shareholders. A notice of an annual general meeting and a meeting for the passing of a Special Resolution (as defined in the Law) shall be given at the latest 21 days before the date of the meeting and a notice for any other general meeting shall be given at the latest 14 days before the date of the Meeting. Such Notice shall include a proposal for an agenda for the meeting. A shareholder is entitled to submit proposals to be discussed at general meetings provided such proposals are submitted in writing to the APL PLC Board in such good time that it can be entered on the agenda of the meeting.

The annual general meeting shall be called by the APL PLC Board such that it can be held within six months from the end of each financial year. The annual general meeting shall deal with and decide on the adoption of the annual financial statement and annual report, the question of declaring dividend and such other matters as may be set out in the calling notice.

Extraordinary general meetings can be called by the APL PLC Board. In addition, the APL PLC Board shall call an extraordinary general meeting whenever so demanded in writing by APL PLC Shareholders representing at least 10 % of the issued and paid up share capital, in order to deal with a specific subject.

14.7.6 Voting rights

Each APL PLC Share carries one vote and there are no different voting rights for any shareholders.

As a general rule, resolutions that shareholders are entitled to make pursuant to Cyprus law or APL PLC's Articles of Association require a simple majority of the votes cast. In the case of election of directors to the Board of Directors, the persons who obtain the most votes cast are deemed elected to fill the positions up for election. However, as required under Cyprus law and/or the Articles of Association of APL PLC, certain decisions, including resolutions to issue and allot shares, to consolidate and divide its share capital, to subdivide its existing shares into shares of smaller amount than specified in its Memorandum of Association, to increase or reduce the number of the members of the Board of Directors, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting. Resolutions to amend APL PLC's Articles of Association or to authorize reduction in the share capital or the purchase of shares in its own share capital must receive the approval of at least three-fourths of the aggregate number of votes cast and of the share capital represented at a shareholders' meeting. Cyprus law further requires that certain decisions which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of the holders of such shares or class of shares in the majority provided in the Articles of Association of APL PLC.

In general, in order to be entitled to vote, an APL PLC Shareholder must be registered as the legal owner of the APL PLC Shares in the Register of Members kept by the APL PLC secretary. Beneficial owners of APL PLC Shares that are registered in the name of a nominee are generally not entitled to vote under Cyprus law, see however section 14.2.2 above regarding voting rights for shares registered in the name of the VPS Registrar.

14.7.7 Restriction on ownership of shares

The Articles of Association of APL PLC contain no provisions restricting foreign ownership of APL PLC Shares. There are no limitations under Cyprus law on the rights of non-residents or foreign owners to hold or vote for APL PLC Shares.

14.7.8 Additional issuances and preferential rights

All issuances of APL PLC Shares require two-thirds of the votes and share capital represented at the general meeting. Furthermore, under APL PLC's Articles, APL PLC Shareholders (except as regards shares issued to employees of APL PLC or of a company within the same Group of Companies) have a preferential right to subscribe for issues of new APL PLC Shares in proportion to the number of APL PLC Shares which they own. The preferential rights to subscribe in an issue may be waived by a resolution in a general meeting supported by two-thirds of the votes and the share capital represented at the meeting.

Under Cyprus law, bonus issues may be distributed, subject to shareholder approval, by transfer from APL PLC's un-issued share capital or from its share premium reserve. Such bonus issues may be effectuated either by issuing shares or by increasing the par value of the shares outstanding.

The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require APL PLC to file a registration statement in the United States under United States securities laws. If APL PLC decides not to file a registration statement, such holders may not be able to exercise their preferential rights and in such event would be required to sell such rights to eligible Norwegian persons or other eligible non-U.S. holders to realize the value of such rights.

14.7.9 Dividends

Under Cyprus law, no interim dividends may be paid by a public company in respect of a financial period unless

(a) Interim financial statements are prepared showing that adequate profits are available for distribution and

(b) The amount to be distributed does not exceed the amount of profits accumulated after the end of the last financial year for which audited accounts have been approved plus the profits transferred from such financial year less any losses of previous years and any reserves required to be kept by the Law and the Articles.

Any proposal to pay a dividend must be recommended by the directors and approved by APL PLC Shareholders at a general meeting. APL PLC Shareholders at an annual general meeting may vote to reduce (but not to increase) the dividends proposed by the directors.

Dividends in cash or in kind are payable only out of (i) the annual profit according to the adopted income statement for the last financial year, (ii) retained profit from previous years, and (iii) distributable reserves, after deduction of any uncovered losses, and any reserves under the Law or the Articles, and provided always that such distribution is compatible with good and prudent business practice with due regard to any losses which may have occurred after the last balance sheet date or which may be expected to occur. APL PLC cannot distribute any dividends if on the date of the end of the last financial year the net assets of APL PLC (as shown in the financial statements or may result from the distribution of dividends) is lower than the issued share capital together with APL PLC's reserves which cannot be distributed under the Law or the Articles.

There are no foreign exchange controls currently in effect in Cyprus.

The APL PLC Board may consider the amount of dividend (if any) to recommend for approval by the APL PLC Shareholders, on an annual basis, based upon the earnings of APL PLC for the years just ended and the financial situation of APL PLC at the relevant point in time.

The APL PLC Shareholders do not have an absolute entitlement to an annual share in APL PLC's profits in the form of "obligatory" dividends.

All APL PLC Shareholders that are shareholders at the time of the general meeting making its resolution are entitled to dividend. There is no time limit under which the individual shareholders entitlement to a declared dividend lapses.

14.7.10 Provisions preventing change of control

There are no provisions in the articles of association that serve as a mechanism to delay, defer or prevent a change of control.

14.7.11 Provisions for disclosure of holdings

The Articles of Association do not contain specific provisions regarding the disclosure of holdings.

Under the Securities Trading Act, a person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, reaching, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of the share capital of a company listed on Oslo Børs, has an obligation to notify Oslo Børs immediately.

14.7.12 Stringent conditions for changes in capital

There are no provisions in the Articles of Association that provide more stringent conditions for the alteration of the authorised share capital of APL PLC than required by Cyprus law.

14.7.13 Mandatory takeover, squeeze-out and sellout provisions applicable for the APL PLC Shares

14.7.13.1 Takeover

The Articles of Association of APL PLC includes takeover provisions under which a person who directly or indirectly becomes the owner of shares representing more than 40 % of the capital interest or the voting rights in APL PLC is required to make an unconditional public offer (the "Offer") at a fair price for the purpose of acquiring all issued and outstanding shares in APL PLC.

The Offer price shall be at least as high as the highest price paid by the offeror in the period 6 months prior to the date which the offeror passed the 40 % threshold, unless it is clear that the fair price when the Offer obligation was triggered is higher. If the offeror, after the Offer obligation has arisen and before expiry of the period of the Offer, has paid or agreed to pay a higher price than the price reflected in the Offer, a new Offer shall be deemed to have been made with an Offer price equivalent to the higher price.

The Offer shall be given without undue delay from the date when the threshold was exceeded and no later than 4 weeks after the date thereof.

The offeror shall issue an Offer document which shall document the main terms of the Offer and provide correct and complete information about matters of importance in evaluating such Offer.

Settlement under the terms of the Offer shall be made in cash unless the APL PLC Shareholders accept any other form of settlement.

The Offer shall include a time limit for the APL PLC Shareholders to accept the Offer. The time limit shall not be shorter than 4 weeks and not longer than 6 weeks.

Settlement shall take place as soon as possible and no later than 14 days after the expiry of the Offer period.

The procedure in the event of an Offer is further described in the Articles of Association. The provisions of the Articles of Association are based on the principles of mandatory offers as set out in chapter 4 of the Securities Trading Act.

The provision on mandatory offer in the Articles of Association shall lapse when any regulation concerning mandatory offer on shares which is applicable to APL PLC has entered into force.

14.7.13.2 Squeeze-out and sell-out

The Articles of Association of APL PLC includes squeeze-out and sell-out provisions which are triggered when a APL PLC Shareholder, directly or via subsidiaries, acquires APL PLC Shares representing more than 90 % of the total number of issued APL PLC Shares as well as more than 90 % of the total voting rights attached to such APL PLC Shares. Such majority APL PLC Shareholder will then have the right (and each remaining minority shareholder of APL PLC would have the right to require such majority APL PLC Shareholder) to effect a compulsory acquisition for cash of any APL PLC Shares not already owned by such majority shareholder. Upon effecting the compulsory acquisition the majority APL PLC Shareholder will, at its sole discretion, have to offer the minority APL PLC Shareholders a specific price per APL PLC Share. Should any minority APL PLC Shareholder not accept the price offered, such minority APL PLC Shareholder may, within a specified deadline not to be of less than two months' duration, request that the price be set by arbitration according to specific provisions of the Articles of Association. If the minority APL PLC Shareholder does not contest the price being offered, the minority APL PLC Shareholder would be deemed to have accepted the price offered after the expiry of the two months deadline. The cost of any arbitration procedure will, as a general rule, be for the account of the majority APL PLC Shareholder, unless the arbitration tribunal decides that the costs shall be borne in full or partly by the minority APL PLC shareholder that have requested for arbitration.

14.7.14 Redemption and conversion rights

There are no redemption rights or conversion rights attached to the APL PLC's Shares.

14.7.15 Rights of liquidation

According to Cyprus law, the APL PLC may be liquidated by a resolution in a general meeting of the APL PLC passed by a three-fourts majority of the aggregate votes cast as well as three-fourths of the aggregate share capital represented at such meeting. The Shares rank pari passu in the event of a return on capital by the APL PLC upon a liquidation or otherwise.

14.8 Shareholder and dividend policy

Dividend payments will be subject to approval by the shareholders at APL PLC's annual General Meetings. In view of the APL PLC's planned expansion and growth of its business, APL PLC does not expect to pay dividends over the next few years.

APL PLC is committed to taking operational and financial covenants into consideration. Financial covenants which the APL Group has to adhere to and restrictions and limitations on the ability of APL ASA and its subsidiaries to pay out dividends or make other distributions to their shareholders are described in more detail under section 12.5 "Borrowings".

If APL PLC divests of (significant) assets, funds will be sought returned to shareholders. For (significant) acquisitions APL PLC will seek to issue APL PLC Shares or raise funds in the capital markets.

For the year 2004, APL ASA has paid NOK 0,95 in dividend per share, adjusted for share split in June 2006. APL ASA has not paid dividends for the year 2005.

14.9 Shareholder agreements etc.

Neither APL ASA nor APL PLC is aware of its respective shareholders having entered into any shareholders' agreements.

14.10 Corporate governance

Upon listing of the APL PLC Shares on Oslo Børs, APL PLC will be committed to observing high standards of corporate governance, based on the principles set forth in the Norwegian Code of Practice for Corporate Governance.

The APL PLC Board has adopted the Norwegian Code of Practice for Corporate Governance, and the board has together with the management carried out an assessment with regard to the implementation of the recommendations of the Norwegian Code of Practice for Corporate Governance. Based on the assessment, it is decided to deviate from the recommendations with regard to the appointment of members to the nomination committee due to the historical fluctuations in the shareholder structure of the APL Group. The practice adopted by APL PLC in this respect will, in the opinion of the APL PLC Board, adequately secure a broad representation of the APL PLC Shareholders in the nomination committee. The APL PLC Board will on a consecutive basis consider the appropriateness of the implemented practice. The APL PLC Board is of the opinion that the company in other respects complies with the Norwegian Code of Practice for Corporate Governance. Reservation in this respect is however made for any consequences which may follow from mandatory regulations under Cyprus corporate law which currently are unknown to the APL PLC Board.

APL PLC will annually produce a corporate governance report, which will be included in its annual report. To the extent that APL PLC does not fully adhere to all the recommendations in the Norwegian Code of Practice for Corporate Governance, the reasons for choosing an alternative approach will be explained in the annual report.

The Cyprus Code of Corporate Governance will not be applicable for APL PLC.

14.11 Related party transactions

Related parties are considered to be the APL PLC Board (including the boards of associated companies), the company management and subsidiaries.

Transactions between companies within the APL Group are made on market terms, and do mainly relate to marketing and engineering services for Advanced Production and Loading AS.

See section 16.3 for a detailed description of the related party agreements.

15 Taxation

The following is a summary of certain Norwegian tax consequences for APL ASA Shareholders accepting the Mandatory Offer and who are resident in Norway for tax purposes. This summary is based on applicable rules and regulations as of the date of this Document. The summary is solely intended to provide general guidelines and does not address all aspects that may be relevant to APL ASA Shareholders. The tax treatment of each APL ASA Shareholder may depend on the APL ASA Shareholder's specific situation. APL ASA Shareholders are urged to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Mandatory Offer and the relevance or effect of any domestic or foreign tax laws or treaties.

15.1 Tax consequences of accepting the Mandatory Offer

15.1.1 Shareholders who are resident in Norway

Corporate Shareholders

Norwegian Corporate Shareholders (i.e. limited liability companies and similar entities) are not subject to tax on capital gains derived from realisation of shares in companies resident within the EEA, while losses suffered from such realisations are not tax deductible. Costs incurred in connection with the purchase and sale of such shares are not tax deductible. Thus, a Norwegian Corporate Shareholder accepting the Mandatory Offer will not be taxed on capital gains on the APL ASA Shares, while losses on the APL ASA Shares are not tax deductible.

Individual Shareholders

Norwegian individual shareholders are taxable in Norway for capital gains on the realisation of shares, and have a corresponding right to deduct losses. This applies irrespective of how long the shares have been owned by the individual shareholder and irrespective of how many shares that are realised. Gains are taxable as ordinary income in the year of realisation, and losses can be deducted from ordinary income in the year of realisation. The current tax rate for ordinary income is 28 %. Under current tax rules, gain or loss is calculated per share, as the difference between the consideration received and the tax base of the share. The tax base of each share is based on the individual shareholder's purchase price for the share, adjusted for RISK-adjustments up to and including the 2005 income year. (The RISK-method was the Norwegian method for avoiding double taxation of a company's profits and a shareholder's gain on the shares, effective until and including the 2005 income year.) According to information obtained from the RISK register, the RISK-amount per APL ASA Share was zero for the income year 2004 and NOK -104.88 for 2005

The consideration in APL PLC received shall be valued at the date when the Mandatory Offer becomes unconditional. Costs, such as broker's fees paid by a APL ASA Shareholder in connection with the acquisition or disposal of APL ASA Shares can be deducted from the seller's income in the year the disposal takes place. If the APL ASA Shareholder holds APL ASA Shares that were acquired at different times the APL ASA Shares that were acquired first are considered to be the shares first realized (FIFO principle).

Thus, a Norwegian individual shareholder accepting the Mandatory Offer will be taxed on capital gains on the APL ASA Shares, while losses on the APL ASA Shares will be tax deductible.

If an individual shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the "FIFO"-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

15.1.2 Shareholders who are not resident in Norway

Taxation in Norway

Gains from the sale or other disposal of shares by a Non-resident Shareholder will not be subject to tax in Norway unless the Non-resident Shareholder (i) is an individual holding the shares in connection with a business carried on or managed from Norway, or (ii) is an individual who has previously been resident in Norway for tax purposes, and the shares are realised less than five years after the end of the income year when the individual ceased to be a resident in Norway for tax purposes. If the latter rule applies, the latent gain on the shares at the time the individual ceased to be a resident in Norway for tax purposes will be taxable in Norway, and a loss will

be deductible provided the taxpayer moves to another state within the EEA. This rule does not apply if the gain does not exceed NOK 200,000.

In the budget proposal, the Government has proposed changes in the latter rule. These have not yet been accepted by the Parliament.

Such taxation may be limited according to an applicable tax treaty.

Taxation in other jurisdictions

Generally capital gains upon disposal of shares are taxable in many jurisdictions. However, if the shareholder receives shares in APL PLC in exchange for shares in APL ASA, special restructuring provisions might apply. Restructuring provisions can either exempt the gain from tax liability or give the APL ASA Shareholder an opportunity to defer the tax liability until the shareholders disposes of the shares in APL PLC.

Restructuring provisions differ from jurisdiction to jurisdiction, and must be subject to closer review based on each individual APL ASA Shareholder's situation.

Recommendation to the APL ASA Shareholders
APL PLC strongly advice the APL ASA Shareholders to clarify their tax position with tax advisors in their respective jurisdictions. Since a possible exemption from tax liability according to special restructuring provisions might depend on certain formal requirements being safeguarded, the APL ASA Shareholders should make the necessary steps in order to clarify their tax position without delay.

15.1.3 Excise duty on the transfer of shares

No duties are currently imposed in Norway on the transfer of shares.

15.2 Taxation connected to APL PLC Shares

15.2.1 Shareholders who are resident in Norway

Taxation on dividends

Norwegian corporate shareholders (i.e. limited liability companies and similar entities) are not subject to Norwegian tax on dividends received on shares in companies' resident within the EEA. Thus, any dividend received on APL PLC Shares is not taxable for a Norwegian Corporate Shareholder.

Dividends distributed to *Norwegian individual shareholders* are taxable under the so-called Shareholder Model. According to the Shareholder Model, individual shareholder's income from shares (dividends and capital gains) is taxable as ordinary income (28 % flat rate) to the extent the income exceeds a basic tax-free allowance. The tax-free allowance shall be computed for each individual shareholder on the basis of the cost price of each of the shares multiplied by a risk-free interest. The risk-free interest will be calculated every income year. Any unused allowance may be carried forward and set off against future dividend distributions or against gains on the realisation of the same share.

Taxation on capital gains on disposal of shares

Norwegian Corporate Shareholders are not subject to tax on capital gains derived from realisation of shares in companies' resident within the EEA, while losses suffered from such realisations are not tax deductible. Costs incurred in connection with the purchase and sale of such shares are not tax deductible. Thus, any capital gains on APL PLC Shares are not taxable while losses are not deductible for a Norwegian Corporate Shareholder.

Norwegian individual shareholders are taxable in Norway for capital gains on the realisation of shares, and have a corresponding right to deduct losses. This applies irrespective of how long the shares have been owned by the individual shareholder and irrespective of how many shares that are realised. Gains are taxable as ordinary income in the year of realisation, and losses can be deducted from ordinary income in the year of realisation. The current tax rate for ordinary income is 28 %. Under current tax rules, gain or loss is calculated per share, as the difference between the consideration received and the tax base of the share. The tax base of each share is based on the individual shareholder's purchase price for the share. Unused allowance connected to a share may be deducted from a capital gain on the same share, but may not lead to or increase a deductible loss. Further, unused allowance may not be set off against gains from realisation of the other shares.

If an individual shareholder disposes of shares acquired at different times, the shares that were first acquired will be deemed as first sold (the "FIFO"-principle) upon calculating taxable gain or loss. Costs incurred in connection with the purchase and sale of shares may be deducted in the year of sale.

Net wealth tax

The value of shares is taken into account for net wealth tax purposes in Norway. The marginal tax rate is currently 1.1 %.

Listed shares are valued at 85% of the quoted value at January 1 in the assessment year.

15.2.2 Withholding tax on dividend distributions

Dividends paid by APL PLC to corporate shareholders or to individual shareholders which are not tax residents in Cyprus are not subject to withholding tax in Cyprus.

15.3 Tax consequences for APL ASA

15.3.1 Norwegian corporate taxation

APL ASA will remain a tax resident of Norway and the tax situation remains as today. Basically the Norwegian corporate tax rate is 28%.

APL ASA's main assets are the shares in Advanced Production and Loading AS and 40% of the shares in Nexus Floating Production Ltd, (Nexus) Singapore. APL ASA has also recently acquired a subsidiary in Singapore.

Any capital gains on the transfer the shares in Advanced Production and Loading AS to APL PLC is tax exempted.

APL ASA will have to include as taxable income a capital gain on the transfer of the shares in Nexus or the new Singapore subsidiary. The capital gain will equal to the fair market value at the day of transfer less the cost price of the shares.

15.3.2 Norwegian withholding tax

There will be no Norwegian dividend withholding tax on dividends distributed from APL ASA to APL PLC.

A liquidation of APL ASA will not imply any Norwegian tax obligation for APL PLC.

15.4 Overview of the tax system in Cyprus of relevance to Oil Service Companies

15.4.1 Corporate taxation

The corporate tax rate in Cyprus is 10 %. Basically, this tax rate applies to the worldwide business income received by a holding company resident in Cyprus. Cyprus gives credit for foreign tax paid.

However, profits from a permanent establishment abroad will be completely exempt from Cypriot tax subject to a rule that the activities of the permanent establishment do not consist of more than 50% investment income and the foreign tax burden is not substantially lower than the Cypriot tax burden (in practice lower than 5%).

Dividend income received by a Cypriot company is tax exempted, subject to a few exceptions for portfolio dividends from low tax jurisdictions.

A Cypriot company is generally not subject to tax on capital gains. Capital gains tax is however imposed on gains from the disposal of immovable property situated in Cyprus. The tax is also levied on gains on the sale of shares of companies that own immovable property situated in Cyprus. However, the sale of such shares is not taxable if the company is listed on any recognized stock exchange. Accordingly, capital gain on the sale of securities, e.g. shares, bonds, etc, is tax free in Cyprus. Provided certain requirements are met there is no tax applicable to transfer of a business, transfer of assets and exchange of shares in case of business combinations, mergers etc.

Tax losses may be carried forward indefinitely. Group tax loss relief is in respect of the loss for the year is allowed between tax resident group companies. In a restructuring, tax losses may be transferred to a new company. There are no thin capitalization rules.

Cyprus has tax treaties with around 40 countries. As a member of EU, Cyprus would be subject to EU tax directives, court decisions etc.

15.4.2 Withholding tax

No withholding tax is levied in Cyprus on dividends distributed to foreign shareholders, being a company or individual.

No withholding tax is levied in Cyprus on interests. There is no withholding tax on royalties paid to a foreign resident, but a 10% withholding tax (unless a tax treaty provides for a lower rate) if such royalty rights are effectively used inside Cyprus. However, if the royalties are payable to an associate company resident in (or to its permanent establishment situated in) another EU Member State, the withholding tax rate is 0% in certain situations.

15.4.3 Personal taxation

Income derived by an individual from employment, including employee stock options, is taxed at rates up to 30%.

16 Legal Matters

16.1 Legal and arbitration proceedings

There are no, and have not been during the previous 12 months, material claims, actions, suits, litigation or proceedings pending, expected or threatened against or affecting APL ASA or any of its subsidiaries or any of its assets before any court, arbitrator or any administrative body or governmental authority, nor is there any qualified basis for any such claim, action, suit, litigation or proceeding that has not been disclosed herein.

16.2 Material to issuer's business or profitability

A summary of information regarding the extent to which the issuer is dependent is listed below.

16.2.1 Regulation

In the petroleum industry there are extensive governmental regulations relating to technical and safety issues. These regulations apply to all participants and do not present any particular challenge for APL ASA.

16.2.2 Patents

APL AS has through an agreement with Statoil ASA acquired a royalty-free and exclusive license for certain patents that are of material importance to APL's activities (among others patents regarding the SAL and STP technology). Statoil ASA is registered as owner of these patents. Statoil ASA must have reasonable cause to refuse APL to sub-license the patents. Statoil ASA may revoke APL's exclusivity (only) if APL AS ("the licensee") seeks composition with creditors, goes bankrupt or is dissolved, or no longer produces and markets the technology on commercial market conditions. The licence agreement does not address whether it is APL AS or Statoil who holds the right to patent any further developments of the technology, but the parties have in practice accepted that APL AS has patented further developments. The licence agreement is valid until the expiry of the patents, which in most cases is in 2012. APL ASA deems this arrangement adequate for the utilisation of this technology. In connection with an ongoing reorganisation of the APL ASA group (whereby all intellectual property rights are joined in one entity), Statoil ASA has accepted that the patents are assigned to such a subsidiary.

APL is the formal and registered as owner of all other patents of importance. These patents are mainly those conceived or acquired after Statoil ASA sold off its shares in APL AS. These patents are administered by APL AS/ASA through independent patent attorneys.

APL group registers on an ongoing basis inventions that it considers to be of high importance.

16.2.3 Industrial, commercial or financial contracts

Other than contracts entered into in the ordinary course of business, APL ASA and its subsidiaries have not entered into material contracts or contracts which contain any provision under which any member of the group has any obligation or entitlement which is material to the group as at the date of the Document, prior to the publication of this Document.

APL ASA undertakes a large number of industrial, commerical and financial contract in its operation. Such contracts are material to the issuer's business and profitability.

APL ASA has regularly, and in accordance with the disclosure rules of the Oslo Stock Exchange reported new orders and order backlogs. Detailed information can be found on the web site of Oslo Stock Exchange.

16.2.4 Trademarks

APL has registered its logotype in Norway, France and the United States. In addition, APL has registered its wordmark in Norway. APL business is not dependent upon any particular trademark.

16.2.5 Manufacturing processes

APL ASA's operation consists of limited manufacturing processes. Manufacturing of goods are mainly done through subcontracts.

16.3 Related party agreements

Related parties are considered to be the APL PLC Board (including the boards of associated companies), the company management and subsidiaries.

Neither APL PLC nor APL ASA is party to any related party agreements (as set out in the standards adopted according to the EU Regulation (EC) No 1606/2002) otherwise than stated herein.

17 Additional information

17.1 Appendicies and Documents on display

17.1.1 Appendicies

Appendix I	Memorandum and Articles of Association of APL PLC
Appendix II	Annual report 2004 for APL ASA
Appendix III	Annual report 2005 for APL ASA
Appendix IV	Annual report 2006 for APL ASA
Appendix V	Registrar Agreement
Appendix VI	Report and financial statements 13 February 2007 for APL PLC
Appendix VII	Joint press release in respect of the Combination Agreement
Appendix VIII	Copy of text of statement from independent advisor
Appendix IX	Copy of bank guarantee
Appendix X	Acceptance Form

17.1.2 Documents on display

The following documents (or copies thereof) may be inspected at www.apl.no:

- The Memorandum and Articles of Association of APL PLC.
- Historical financial information including auditor's report for the financial years ending 31 December 2004, 31 December 2005 and 31 December 2006 for the APL Group.
- Report and financial statements 13 February 2007 for APL PLC.
- Stock exchange notices, including quarterly reports, distributed by the APL Group through Oslo Børs' information system at www.newsweb.no.

17.2 Statements from experts referred to in this Document

APL PLC has not relied on the services of experts in the preparation of this Document.

17.3 Confirmation of exact reproduction of third party information

APL PLC confirms that all information in this Document which has been sourced from a third party has been accurately reproduced and that as far as APL PLC is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

17.4 Forward looking statements

This Document includes forward-looking statements regarding the APL Group, including projections and expectations, which involve risk and uncertainty. When used in these documents, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the APL Group or its management, are intended to identify forward-looking statements. Such statements are included without any guarantee as to their future realization. Although APL PLC believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such projections will be

fulfilled. Any such forward looking statement must be considered along with knowledge that actual events or results may vary materially from such predictions due to, among other things, political, economic, financial or legal changes in the markets in which APL PLC does business, and competitive developments or risks inherent to APL PLC's business plans. Many of these factors are beyond APL PLC's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements.

17.5 Market data

All references to market data, industry statistics and industry forecasts in this Document consist of estimates compiled by industry professionals, organisations, analysts or publicly available information. Industry publications generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. APL PLC has not independently verified such information and therefore cannot guarantee its accuracy and completeness. The information in this Document that has been sourced from third parties has been accurately reproduced and, as far as APL PLC is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. In this Document, APL PLC makes certain statements regarding its own competitive position and market leadership following the completion of the Mandatory Offer and the competitive position and market leadership of APL ASA. APL PLC believes these statements to be true based on market data and industry statistics.

17.6 Presentation of financial information

APL ASA's financial statements of APL ASA have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU. IFRS differ in certain material respects from the accepted accounting principles in other jurisdictions. APL ASA Shareholders should consult their own accounting experts in order to understand how such differences may be relevant for their review of the APL Group's financial statements.

Certain financial and other information set forth in tables in this Document has been rounded, for the convenience of the readers. Accordingly, in certain instances, the sum of the numbers in a column may not confirm exactly to the total figure given, any such rounding differences are not material.

17.7 Information on holdings

APL ASA has holdings according to the figure in 9.3.1 prior to the completion of the Mandatory Offer.

APL PLC does not have holdings in undertakings other than the shareholding in APL ASA as described elsewhere in this Document and the holding of 339,999 treasury shares. Moreover, the APL Group intends to carry out an internal restructuring as described in section 9.3.2.

17.8 This Document

APL PLC has furnished the information in this Document. The Manager makes no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Document is, or shall be relied upon as, a promise or representation by the Manager.

18 Definitions and Glossary

Unless stated otherwise in this Document or the context so requires, capitalized terms used in this Document shall have the meanings given to such terms in this chapter. These definitions also apply to the pages preceding this chapter.

Acceptance Form	The form of acceptance to be distributed to and used by APL ASA Shareholders when accepting the Mandatory Offer. The Acceptance Form is enclosed as Appendix X to this Document.
APL ASA	APL ASA, a public limited liability company incorporated under the laws of Norway.
APL ASA Board	The board of directors of APL ASA.
APL ASA Shareholder	The registered or beneficial owner of one or more shares in APL ASA.
APL ASA Shares	The issued and outstanding shares of APL ASA, each with a nominal value of NOK 0.25.
APL Group	APL PLC and its subsidiaries.
APL PLC	APL (Advanced Production & Loading) PLC, a public limited liability company incorporated under the laws of Cyprus.
APL PLC Board	The board of directors of APL PLC.
APL PLC Shares	The issued and to be issued shares of APL PLC, each with a nominal value of USD 0.10.
Bond Loan	The MNOK 500 bond loan issued by APL PLC as regulated by the Bond Loan Agreement.
Bond Loan Agreement	The loan agreement between APL PLC and Norsk Tillitsmann ASA on behalf of the bond holders in respect of the FRN APL PLC bond issue 2007/2012 (ISIN NO0010360324).
Business Day	Any day except a Saturday, Sunday or any other day on which commercial banking institutions in Norway are not open for general business.
Cash Alternative	The cash consideration of NOK 83.4530 offered for each APL ASA Share tendered pursuant to the Mandatory Offer.
Compulsory Acquisition	The compulsory acquisition of the remaining APL ASA Shares as resolved by the APL PLC Board on 20 April 2007 pursuant to the Public Limited Companies Act section 4-25. The Compulsory Acquisition will be effective as of the commencement of the Offer Period, i.e. on 23 April 2007.
Document	This Document comprising the (i) Mandatory Offer (ii) the Compulsory Acquisition and (ii) of the directed issue of new APL PLC Shares under the Share Alternative.
Exchange Offer	The voluntary exchange offer made by APL PLC on 27 February 2007 to acquire all of the issued and outstanding APL ASA Shares against a consideration of shares in APL PLC at a ratio of 1:1.
Expiration Date	16:30 Norwegian time on 21 May 2007, unless and until APL PLC shall have extended the Offer Period pursuant to the terms of the Mandatory Offer, in which event the Expiration Date shall mean the time and date as further specified by APL PLC.
First Securities	First Securities ASA Fjordalléen 16. Aker Brygge P.O. Box 1441 Vika N-0115 Oslo, Norway

FPSO	Floating production, storage and offloading vessel.
FSO	Floating storage and offloading vessel.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Manager	First Securities
Mandatory Offer	The mandatory offer made by APL PLC to acquire all the remaining issued and outstanding APL ASA Shares against a consideration of NOK 83.4530 in cash, or alternatively 1 APL PLC Share per APL ASA Share.
MNOK	Million NOK.
MUSD	Million USD.
NGAAP	Norwegian Generally Accepted Accounting Principles.
NOK	Norwegian Kroner.
Norwegian Code of Practice for Corporate Governance	The Norwegian Code of Practice for Corporate Governance, recommended by Norsk Utvalg for Eierstyring og Selskapsledelse (NUES) on 8 December 2005
Objection Deadline	The deadline for objections or rejections of the Redemption Amount, which is set to 25 June 2007.
Offer Period	The period from and including 23 April 2007 to and including 16:30 Oslo time (10:30 am United States Eastern Standard Time) 21 May 2007, and any extension thereof as specified by APL PLC pursuant to the terms of the Mandatory Offer.
Offer Price	1. 1 APL PLC Share for each APL ASA Share; or 2. NOK 83.4530 payable in cash for each APL ASA Share.
Oslo Børs	Oslo Børs ASA (in English: "the Oslo Stock Exchange").
Production Systems	Production and services related to permanent mooring and production of oil and gas by FPSOs and FSOs.
Public Limited Companies Act	The Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45.
Redemption Amount	NOK 83.4530 per APL ASA Share offered under the Compulsory Acquisition.
Register of Business Enterprises	The Register of Business Enterprises at Brønnøysund, Norway ("Foretaksregisteret").
Rights Holder	A person or entity registered in VPS with rights to APL ASA Shares in a specific VPS account, whereby consent from the Rights Holder is required in order to transfer the said APL ASA Shares from the VPS account in question.
SEC	U.S. Securities and Exchange Commission.
Securities Trading Act	The Securities Trading Act of the Kingdom of Norway of 19 June 1997 No. 79.
Settlement	The payment in cash to the APL ASA Shareholders that accept the Cash Alternative, or the issuance of APL PLC Shares to the APL ASA Shareholders that accept the Share Alternative, against the transfer of tendered APL ASA Shares to APL PLC.
Settlement Date	The date of payment in cash or issuance of APL PLC Shares by APL PLC, as applicable, to accepting APL ASA Shareholders, falling no later than 14 days after the Expiration Date.
Share Alternative	The share consideration in the form of 1 APL PLC Share offered for each APL

	ASA Share tendered pursuant to the Mandatory Offer.
Stock Exchange Regulation	The Stock Exchange Regulation of the Kingdom of Norway of 17 January 1994 No 30.
Terminal Systems	Production and services related to the loading of oil and gas from production facilities into or from a shuttle tanker, offshore terminals.
U.S.	United States of America.
U.S. Securities Act	The U.S. Securities Act of 1933, as amended.
USD	United States Dollars.
VPS	Verdipapirsentralen ASA (The Norwegian central registry of securities).
VPS Registrar	DnB NOR Bank ASA.
VPS Registrar Agreement	The agreement between the VPS Registrar and APL PLC as included as Appendix V to this Document.

19 Non financial information issues – Specialist issuer

The "Commission Regulation (EC) No 809/2004" of 29 April 2004, Article 23 and Recital 22, proposes certain additional information to be considered included in a prospectus where the issuer is categorized as a Specialist issuer.

In accordance with "CESR's recommendations for the consistent implementation of the European Commission's Regulation on Prospectuses No 809/2004" of January 2005 regarding the preparation of prospectuses for Specialist issuers, this section will set forth relevant non financial information required for APL PLC as a Start-up company and as a oil service company.

19.1 Information concerning Start-up companies

By reviewing this Document and particularly sections 2 "Risk factors", 9 "Description of APL PLC" and 13 "Board of directors, management and employees", the reader of this Document should be able to ascertain the information recommended included by CESR (The Committee of European Securities Regulators) for Start-up companies.

19.2 Information concerning Oil Service companies

For an introduction to the oil service market which the APL Group operates in, we will here refer to section 10 "The Market" in this Document, as well as the annual report for 2004 and 2005, the IPO prospect from March 2005 and other financial reports from the APL Group.

Section 9 "Description of APL PLC" in this Document, which gives an introduction to the APL Group, will also give insight into the business of oil service companies. Section 2 "Risk factors" concerning risk factor and section 13 "Board of directors, management and employees" is also necessary reading to gain understanding of oil service companies.

We hereby believe the reader should be able to ascertain the information recommended included by CESR (The Committee of European Securities Regulators) for Oil Service companies.

Appendix I Memorandum and Articles of Association of APL PLC

THE COMPANIES LAW, CAP. 113

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

APL (ADVANCED PRODUCTION & LOADING) PLC

CERTIFIED TRUE TRANSLATION
OF THE ORIGINAL DOCUMENT IN GREEK

MONTANIOS & MONTANIOS
Advocates & Legal Consultants
Nicosia Cyprus

THE COMPANIES LAW, CAP 113

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

APL (ADVANCED PRODUCTION & LOADING) PLC

1. The name of the Company is:

   APL (ADVANCED PRODUCTION & LOADING) PLC

   Name changed by Special Resolution dated 27/1/2007

   (hereinafter referred to as "the Company").

2. The registered office of the Company will be situate in Cyprus.

3. The objects for which the Company is established are:

   (a) To purchase, acquire, accept, possess, trade in and sell any kind of shares, stocks, bonds or other debentures or securities of any other company, organisation, partnership or business; to carry on, on a world-wide basis, the business of stockbrokers, financiers and investors in any immovable or movable property; for this purpose to purchase, sell, exchange, lease or otherwise acquire or dispose of any movable or immovable property in any part of the world.

   (b) To carry on, on a worldwide basis, the business or businesses of general merchants, exporters, importers, buyers, sellers, distributors, wholesalers, retailers, brokers, representatives, commission agents of, and dealers in, all kinds of articles, products, merchandise, raw materials and goods of any commercial, manufacturing, household and personal use or consumption including (without limitation) goods and products of every description and supplies and parts of every kind; to carry on, on a worldwide basis, the business or businesses of general storekeepers, and warehousemen, forwarding agents, shippers, transport and haulage contractors, carriers by any means of goods, wares and merchandise of every description, either on the Company's own account or otherwise; to participate in, undertake, perform and carry on, all kinds of commercial, trading and industrial operations and enterprises and to promote, establish, acquire, take over and operate industries, processing units, factories and plants in any country of the world; to carry on, on a worldwide basis, the business of manufacturers, producers, manufacturers' agents and representatives and dealers in all kinds of goods, apparatus, appliances, equipment, articles, materials, chemicals, substances and products of any nature or use, whether natural or artificial; to create, establish and maintain an organisation for the purchase, sale, development, research, marketing, distribution, advertisement or introduction of products, merchandise, goods, wares, appliances, equipment, and commodities of every description.

   (c) To acquire and/or possess through purchase, lease, sublease, gift, assignment, exchange, letting, or otherwise, land, buildings and all kinds of immovable property or rights or interests therein, with or without limitation; to manage, develop, sell, exchange, mortgage, charge, trade, transfer by gift, lease, sublease any immovable property of the Company or of a third party or any part, right or interest therein; to build, construct, erect, alter, repair, maintain, expand, adjust, furnish, decorate, rearrange, improve, demolish, restore, on a worldwide basis, buildings and structures

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of all descriptions including (without limitation) hotels, hotel units, tourist complex or villages, holiday homes, flats, houses, shopping centres, storehouses, offices and shops.

(d) To carry on, on a worldwide basis, the trade or businesses of architects, civil engineers, builders and general contractors for construction work of any and every kind and for the demolition of any structure and, among other things, to carry out architectural and engineering studies, build, construct, erect, improve, equip, maintain, work, manage, control and superintend constructions of any nature whatsoever and to carry on any other businesses in connection with the above that are customarily or usually carried on together or in connection therewith or naturally incidental thereto; to enter into any contracts or other transactions of any nature in relation to the foregoing; to carry on, on a worldwide basis, the business or businesses of electrical engineers, mechanical engineers, civil engineers, car mechanics and general engineers and of consultants and advisers on matters and problems relating to any mechanical or engineering project or projects of every description in any part of the world; to carry on, on a world-wide basis, the work or business of managers, financial advisers, cost assessors, technical or economic or other advisers, stockbrokers or financiers in connection with any project or projects of any type or description anywhere in the world.

(e) To purchase or otherwise acquire any copyrights, letters patent, licences, inventions, rights and privileges (or any interest in the same), subject to royalty or otherwise and whether exclusive or non-exclusive, in any part of the world; to sell or grant any copyrights, patent rights, licences, inventions, rights or privileges (or any interest in the same) belonging to the Company, or which it may acquire.

(f) To help, aid or assist in all and every possible way whether commercially, financially or otherwise, any company belonging to the same group of companies as the Company or being managed and controlled by the same person or persons, including (without limitation) the Company's holding, parent, affiliated, associated or subsidiary company or companies; to co-operate, mutually assist, collaborate and/or participate in a joint venture in all fields of commercial and/or economic activities with any other company or companies belonging to the same group as the Company, and/or are controlled by the same person or persons for the purpose of increasing and/or improving the business of the group, and/or expanding its overall activities.

(g) To provide consulting services with reference to the carrying on of all or any of the objects of the Company and do all or any of the above businesses in any part of the world either as principal, agent, trustee or otherwise, and either by or through trustees or agents or otherwise and either alone or jointly with other companies or persons.

(h) To carry on any other business which it is considered will directly or indirectly promote the business of the Company and/or which in the opinion of the Directors of the Company will advance its interests or will be conducive and/or advantageous to the general business of the Company.

(i) To pay all the costs and other expenses for the promotion and establishment of the Company including the initial costs, advertising, printing and other incidental charges.

(j) To establish, operate and direct outside Cyprus sub-offices as well as agencies and to appoint managers, officials and representatives for the operation of the same with such powers and on such conditions as might seem expedient.

(k) To invest the capital of the Company in shares, debentures or other securities of another company or partnership and to negotiate, sell, dispose of and repurchase any securities.

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(l) To lend or advance money and for these purposes to make and negotiate loans, to draw, sign, accept, endorse and discount bills of exchange, promissory notes and other negotiable instruments.

(m) To register in the name of the Company any immovable property acquired by means of purchase, gift, exchange or by special agreement, to rent, exchange, lease, erect, construct or otherwise acquire or possess in Cyprus and/or in any country or place where the Company intends to establish or have branches or agencies or to carry on business, any offices, houses, buildings, licences or rights and any real or personal property necessary or suitable for the business of the Company and to sell and lease those of the foregoing or those parts thereof as may not be required by the Company.

(n) To raise loans or procure other credit facilities of whatever nature either by the Company alone or jointly and severally with any other company or companies; to apply the proceeds of such loans or other credit facilities wholly or partly for the use of the Company or wholly or partly for the use of any other company or companies.

(o) To open and maintain accounts of any kind or type with any bank or banks either by the Company alone or together with any other company or companies.

(p) To mortgage and/or charge in any other way the undertaking and all or part of the movable or immovable property, present or future, and all or part of the uncalled at any time capital of the Company for the purpose of securing the obligations of the Company and/or of any other company or companies arising or deriving from either a loan entered into or other credit facility procured by the Company alone or jointly and severally with any other company or companies, or under a guarantee or an indemnity or any other financial transaction.

(q) To issue and deposit any securities which the Company has power to issue by way of mortgage to secure any sum less than the nominal amount of such securities and also by way of guarantee for the performance of any covenants or obligations of the Company.

(r) To invest and deal with the monies of the Company not immediately required in or upon such securities and in such manner as from time to time may be determined.

(s) To pay for any property or rights acquired by the Company either in cash or in fully or partly paid shares, preferential or with rights, or in any securities which the Company has power to issue, or partly in one mode and partly in another, and generally on such terms as the Company may determine.

(t) To establish and support or aid the establishment and support of institutions, funds and trusts calculated to benefit the employees or ex-employees of the Company or the dependants or relatives of such persons and to provide pensions, allowances and other benefits to any persons who have been in the employment of the Company or in the employment of any persons whose business has been undertaken by the Company.

(u) To establish or promote or concur in establishing or promoting any other company in any other country the object of which shall include the acquisition and taking over of all or any of the assets or liabilities of this Company or whose objects shall in any manner tend to advance directly or indirectly the objects or interests of this Company and to acquire and hold shares, debentures, securities issued by any such company and to guarantee the payment of any securities issued by, or any other obligations of, any such company.

(v) To purchase or otherwise acquire and undertake all or any part of the business, property, liabilities and transactions of any person, company or partnership carrying on any business

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which this Company is authorised to carry on or possessed of property suitable for the purposes of this Company.

(w) To amalgamate with any other company the objects of which are or include objects similar to those of this Company whether by sale or purchase (for fully or partly paid-up shares or otherwise) of such company as aforesaid or by sale or purchase (for fully or partly paid-up shares or otherwise) of all the shares or debentures of this or any other such company as aforesaid, by partnership or any arrangement of a partnership nature.

(x) To sell or dispose of the undertaking, property and assets of the Company or any part thereof, for any consideration which the Company may deem fit, especially in consideration of shares, debentures or securities (whether fully or partly paid) of any other company having objects wholly or partly similar to those of this Company.

(y) To sell, mortgage, charge, hire, charter, exchange, dispose of or use any property of the Company as might seem expedient.

(aa) To distribute among the members in specie the shares, debentures, bonds or other securities belonging to the Company or the proceeds of the sale or disposition of any property of the Company but so that no distribution amounting to a reduction of capital be made except with the sanction required by law from time to time, if such sanction be required.

(ab) To enter into any arrangement with any governments, authorities, municipal, local or otherwise that may seem conducive to the objects of the Company or any of them and to obtain from any such governments or authorities any rights, privileges and concessions which the Company may think desirable to obtain and to carry out, perform and comply with any such arrangement, rights, privileges and concessions.

(ac) To guarantee the payment of any monies or the fulfilment or performance of any obligation of any government, administrative body, legal person, firm, company or partnership; to give and accept counter-guarantees, cross-guarantees and to give guarantees and indemnities in general to any person or company and to secure such guarantees and indemnities by mortgaging or charging the assets of the Company.

(ad) To issue or assist in the issue of or guarantee the issue of any loan secured by debentures, bonds or otherwise or by the share capital of any company or other enterprise.

(ae) To enter into any arrangement for sharing profits, union of interest, co-operation, joint venture, mutual concession or otherwise with any person, firm or company.

(af) To procure the registration or recognition of the Company in any foreign country or place and to comply with all local laws or any of them which may from time to time affect the Company.

(ag) To do all or any of the above (things) either as principals, or as agents, trustees, assignees, contractors, or otherwise and either in conjunction with others or by or through agents, sub-contractors, trustees, assignees or otherwise.

(ah) To subscribe to and/or otherwise aid any educational, charitable, or national institution of a public character which needs the assistance of the Company by reason of the locality of its business and/or its objects.

(ai) To do such things as may seem incidental or conducive to the objects for which the Company is incorporated or some of them.

5

AND it is hereby declared that the word "company" in this clause shall, except where it is used in reference to this Company, be deemed to include any partnership or other body of persons, whether incorporated or not, whether established in Cyprus or elsewhere, and whether formed according to the Laws of Cyprus or the laws of any other country.

AND it is further declared that, in the interpretation of this clause, the powers conferred on the Company under any paragraph shall not be restricted by reference to any other paragraph or to the name of the Company or by juxtaposition of two or more objects or by any marginal note or heading and that, in the event of any ambiguity, this clause and every paragraph hereof shall be construed in such a way as to widen and not to restrict the powers of the Company and the purpose is that the objects specified in each paragraph shall be considered, unless otherwise provided, as independent objects and will be carried out fully and effectively, as if each paragraph contained main objects of the Company.

4. The liability of the members is limited.

5. The Share Capital of the Company is TEN THOUSAND Cyprus Pounds (C£10.000) divided into ten thousand (10.000) Shares of One Cyprus Pound (C£1) each with power to increase or decrease the said Capital and to divide the Shares of the Capital into several classes and to attach thereto any conditions, privileges or rights restricted or special, preferential or deferred.

NOTES

1. The Share Capital was converted and subdivided to US$22.500 divided into 225.000 shares of US$0.10 each by Ordinary Resolutions dated 23/1/2007 and

2. The Share Capital was increased to US$5.000.000 (Five Million) divided into 50.000.000 (Fifty Million) ordinary shares of US$0.10 each by Ordinary Resolution dated 24/1/2007.

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WE, the several persons, whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS	Number of shares taken by each subscriber
1. ACIS MONTANIOS Legal Consultant Diagoras House 16 Pantelis Catelaris Street, P.O. Box 25001, 1306 Nicosia, Cyprus. I.C. No.134351	500
2. ADAM MONTANIOS Advocate Diagoras House 16 Pantelis Catelaris Street, P.O. Box 25001, 1306 Nicosia, Cyprus. I.C. No. 490148	500
Total number of shares taken	1000

Dated this 28th day of November 2006.

Witness to the above signatures:

YIANNA ANDREOU
Private Secretary,
Montanios & Montanios
Advocates & Legal Consultants
Nicosia, Cyprus

7

THE COMPANIES LAW, CAP. 113
OF THE STATUTE LAWS OF THE REPUBLIC OF CYPRUS

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

APL (ADVANCED PRODUCTION & LOADING) PLC

INTERPRETATION

Amended by Special Resolution dated 29 January 2007

1. The Company shall always apply the Law and any applicable Regulations that govern or relate to public companies.

2. In these Articles:

"these Articles or these Regulations"	means the Articles of Association herein set out or as may from time to time be altered or amended by Special Resolution of the Company.
"the Board of Directors or the Directors"	means (in respect of either term) the Board of Directors of the Company or the Directors present at a duly convened meeting of the Board at which a quorum is present.
"the Company"	means APL (Advanced Production & Loading) Plc
"the Law"	means the Companies Law, Chapter 113 of the Statute Laws of the Republic of Cyprus as amended to date or any law substituting the same, and includes any future amending law.
"Member or Shareholder"	means member or shareholder of the Company.
"the Office"	means the Registered Office of the Company for the time being.
"the Register"	means the Register of Members of the Company
"the Republic or Cyprus"	means the Republic of Cyprus.
"the Seal"	means the common seal of the Company.

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"the Secretary" means any person appointed to perform the duties of the secretary of the Company.

Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography, and other modes of representing or reproducing words in a visible form.

Unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Law or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

TABLE A EXCLUDED

3. The Regulations contained in Table A of the First Schedule to the Law shall not apply except in so far as the same are repeated or contained in these Articles.

BUSINESS

4. The Board of Directors shall from time to time decide which particular business or other activities shall be carried out by the Company, within its object clause.

SHARE CAPITAL, ALTERATION OF CAPITAL AND VARIATION OF RIGHTS

5. The Board of Directors may allot or otherwise dispose of the shares of the Company and grant options or special purchase rights in relation thereto, to such persons at such times and generally on such terms and conditions as the Board thinks proper, and whether at their nominal value, or at a premium, only with the approval of two-thirds of the votes and share capital represented at the general meeting.

6. The general meeting may grant the Board an authorization to issue shares and to determine the terms and conditions of such issue. Such decision requires the approval of two-thirds of the votes and share capital represented at the general meeting. The designation shall only take place for a specific period of no more than two years and may not be extended by more than two years on each occasion.

7. In the event of an issue of shares, Shareholders shall have a pre-emptive right in proportion to the number of shares which they own, notwithstanding the provisions of the law. In respect of the issue of shares there shall be no pre-emptive right to shares issued to employees of the Company or of a group company. The Board may limit or debar the pre-emptive right accruing to Shareholders, if and in so far as the Board has been designated by the general meeting for this purpose as the authorized body for the period of such designation. The designation shall only take place for a specific period of no more than two years and may not be extended by more than two years on each occasion.

8. If a designation as referred to in the aforesaid is not in force, the general meeting may, upon the proposal of the Board, limit or debar the pre-emptive right accruing to shareholders. A resolution of the general meeting to limit or exclude pre-emptive rights or to designate the Board as authorized to resolve upon limiting or excluding of pre-emptive rights requires two-thirds of the votes and share capital represented at the general meeting.

9. There is only one class of shares in the company.

10. The Company may only issue shares with preferred, deferred or other rights or such restrictions, whether in regard to dividend, voting, return of capital if the general meeting approves such decision with the majority requirements laid down in this provision. A resolution which has the effect on issued shares that the Shareholders right to dividend or to the assets of the Company is reduced in any way requires the approval of nine tenths of the share capital represented at the general meeting as well as two thirds of the votes and share capital represented at the general meeting. A resolution which has the effect on issued shares that the Shareholders' obligations to the Company are to be increased, or that the shares may be subject for compulsory redemption, requires unanimity. If such a resolution only affects some of the Shareholders, the resolution shall require the endorsement of all affected Shareholders as well as two thirds of the votes and share capital represented at the general meeting.

11. The Company may by a resolution requiring three fourths of the votes and share capital represented at the general meeting decide to reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

12. The Company may by a resolution requiring two thirds of the votes and share capital represented at the general meeting decide to:

    (a) consolidate and divide all of its share capital into shares or larger amount than its existing shares;

    (b) subdivide its existing shares into shares of smaller amount that is fixed by the memorandum of association subject, nevertheless, to the provisions of section 60(1)(d) of the Law;

13. Except as required by law, no person shall be recognised by the Company as holding any shares upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

14. Notwithstanding the foregoing but always subject to the provisions of section 112 of the Law, the Company may, if it so wishes and if so notified in writing to that effect, recognise the existence of a trust in respect of any share even if it cannot enter the same in the Register of Members of the Company. Such recognition is notified by letter to the trustees and remains irrevocable for as long as the trust subsists, even if the trustees or some of them are replaced.

15. Every person whose name is entered as a member in the Register of Members shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of such sum as the Directors shall from time to time determine for every certificate after the first. Every certificate shall be under the seal and shall specify the shares to which it relates and the amount paid up thereon.

16. If a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee (if any) as the Directors may prescribe and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.

17. The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in

connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company nor shall the Company make a loan for any purpose whatsoever on the security of its shares or those of its holding company but nothing in this regulation shall prohibit transactions mentioned in the proviso to section 53(1) of the Law.

PURCHASE OF OWN SHARES

18. The Company may acquire, for valuable consideration, shares in its own share capital if and in so far as the general meeting, by a resolution requiring three fourths of the votes and share capital represented at the general meeting, has authorized the Board to acquire such shares. The authorization may be given for no more than eighteen months on each occasion, notwithstanding any other provisions.

19. The company may, without being authorized thereto by the general meeting and notwithstanding to what is provided in the previous article, acquire shares in its own share capital in order to transfer those shares to the employees of the company or a group company under a scheme applicable to such employees.

20. In the general meeting no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. Shares in respect of which voting rights may not be exercised by law or by the articles of association shall not be taken into account, when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

21. Upon the proposal of the Board the general meeting may decide to cancel shares acquired by the Company from its own share capital.

LIEN

22. The Company shall have a first and paramount lien on every share for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

23. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the, expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

24. To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

26. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, and each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

27. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

28. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

29. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

30. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Regulations be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in case of non-payment all the relevant provisions of these Regulations as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

31. The Directors may not, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

32. The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in General Meeting otherwise resolves) five per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

33. The Company's shares are freely transferable.

34. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

35. Subject to such of the restrictions of these Regulations as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

36. Notwithstanding the provisions of these Regulations the Board of Directors may decline to register any transfer of shares if this transfer refutes or infringes the preconditions which make this Company a "Public Company" for tax purposes or the preconditions necessary to provide the

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Company with tax exemptions and/or tax benefits applicable to companies by the tax laws of the Republic, as valid from time to time. The Board of Directors however may approve the registration of the transfer of a reduced number of shares transferred, if by the transfer of such reduced number of shares the refutation or infringement of such pre-conditions is avoided. In such case the transfer of the reduced number of shares approved as provided above shall be registered.

TRANSMISSION OF SHARES

37. In case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representative of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

38. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

39. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing a transfer of the share to that person. All the limitations, restrictions and provisions of these Regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

40. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

    Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

COMPULSORY TRANSFER OF SHARES

41. If a shareholder, directly or via a subsidiary or subsidiaries, acquires shares in the Company with the result that its holding in the Company will represent more than 90 per cent of the total number of issued shares in the Company as well as more than 90 per cent of the total voting rights attached to such Company shares ("the Special Majority Shareholder"), then such Special Majority Shareholder would have the right to effect a compulsory acquisition for cash of any Company shares not already owned by such Special Majority Shareholder ("the Remaining Shares").

42. If the Special Majority Shareholder does not exercise the right mentioned in Regulation 41 above, anyone of the holders of the Remaining Shares shall be entitled to demand from the Special Majority Shareholders to effect such a compulsory acquisition of the Remaining Shares.

43. The Special Majority Shareholder must offer the holders of the Remaining Shares a specific price per share for the purchase of each Remaining Share equivalent to a fair price. The offer must be made in writing to all holders of a Remaining Share with a known address and a deadline must be fixed within which such individual shareholder may make objections to or reject the offer.

44. If no such objection is received by the Company before the expiry of the deadline, the minority shareholder shall be regarded as having accepted the offer. The deadline cannot be fixed for a period of less than two months from the notice. In the written communication and in the notices, the shareholders must be informed of the deadline and of the consequences of any failure to meet it.

45. Should any holder of Remaining Shares not accept the offered price, such minority shareholder may, within a specified deadline not to be of less than two months' duration, request that the price for such sale be set by arbitration. The Special Majority Shareholder and the collective of shareholders which are parties to the arbitration shall each appoint one arbitrator and these two arbitrators shall appoint the third arbitrator who shall be the chairman of the arbitration tribunal. The appointed arbitrators of the parties shall possess experience from valuation of shipping companies. The chairman shall be a Cypriot professional that possesses satisfactory knowledge and experience concerning valuations. The valuation of the arbitration tribunal is final.

46. The cost of such price determination by arbitration would, as a general rule, be for the account of the Special Majority Shareholder. The arbitration tribunal may decide that the costs shall be borne in full or part by the minority shareholders that have requested for arbitration if the tribunal finds that the offer reflected a fair price and thus should have been accepted.

FORFEITURE OF SHARES

47. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

48. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

49. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

50. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

51. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

52. A statutory declaration in writing that the declarant is a director or the secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the

share. The Company may receive the consideration, if any given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

53. The provisions of these Regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the shares or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

GENERAL MEETINGS

54. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling. At this general meeting shall be dealt with:

(a) declaring of any dividend,
(b) the consideration of the financial statements,
(c) the report of the Directors and the report of the auditors,
(d) the election of Directors in the place of those retiring
(e) the appointment of and the fixing of the remuneration of the auditors

55. The Company must hold a general meeting within six months after the close of each financial year provided that so long as the Company holds its first annual general meeting within eighteen months of its incorporation it need not hold one in the year of incorporation. All general meetings shall be conducted in the English language within the EU/EEA. The time and place of any general meeting shall be decided by the Board.

56. All general meetings other than annual general meetings shall be called extraordinary general meetings. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of the matters listed in Article 48.

57. The Directors may, whenever they think fit, convene an extraordinary general meeting. Extraordinary general meetings shall also be convened on such requisition, or, in default, may be convened by such requisitionists, as provided by section 126 of the Law.

58. Extraordinary general meetings shall be held as often as deemed necessary by the Board and shall be held if one or more Shareholders and other persons entitled to attend the meetings of shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board, specifying in detail the business to be dealt with.

NOTICE OF GENERAL MEETINGS

59. . An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by fourteen days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be

prescribed by the Company in general meetings to such persons as are, under the regulations of the Company, entitled to receive such notices from the Company;

Provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this regulation, be deemed to have been duly called if it is so agreed in the meeting called, by all the members entitled to attend and vote thereat.

60. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice, shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; save as herein or in the Law otherwise provided, three members representing at least 10% of the issued share capital of the Company present in person or by proxy shall be a quorum.

62. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

63. The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act the Directors present shall elect one of their number to be the chairman of the meeting. If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall elect one of their number to be chairman of the meeting.

64. At any general meeting any resolution put to the vote of the meeting shall be decided by a poll.

65. In the case of an equality of votes on a poll, the chairman of the meeting shall not have a second or casting vote.

VOTES OF MEMBERS

66. Subject to any rights or restrictions for the time being attached to any class or classes of shares, every member shall have one vote for each share of which he is the holder.

67. Decisions of the general meeting require a simple majority of the votes unless otherwise is laid down in these Articles. Any change of provisions of these Articles requires approval of two-thirds of the votes and share capital represented at the general meeting.

68. No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

69. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

70. In a general meeting a vote may be given either personally or by proxy (through a Proxy or a Substitute Proxy as provided hereafter).

71. The instrument appointing a Proxy shall be dated and in writing under the hand of the appointer or of his attorney duly authorised in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A Proxy need not be a member of the Company.

72. The instrument appointing a Proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting, at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

73. An instrument appointing a Proxy shall be in the following form or a form as near thereto as circumstances admit:

"APL (Advanced Production & Loading) PLC

I/We , of ,
being a member/members of the above-named Company, hereby
appoint of ,
as my/our proxy to vote for me/us or my/our behalf at the (annual
or extraordinary, as the case may be) general meeting of the Company,
to be held on the day of , and at any adjournment thereof.
This instrument also empowers my/our said proxy to appoint a substitute proxy to attend the said general meeting in his stead and vote on my behalf.
Signed this day of "

74. Where it is desired to afford members an opportunity of voting for or against a resolution the instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit:

" APL (Advanced Production & Loading) PLC
I/We , of ,
being a member/members of the above-named Company, hereby
appoint of ,
as my/our proxy to vote for me/us or my/our behalf at the (annual or extraordinary, as the case may be) general meeting of the Company, to be held on the day of
, and at any adjournment thereof.
Signed this day of of
This form is to be used in favour of/* against* the resolution. Unless otherwise instructed, the proxy will vote as he thinks fit.
This instrument also empowers my/our said proxy to appoint a substitute proxy to attend the said General meeting in his stead and vote on my behalf.
* Strike out whichever is not desired."

75. An appointed Proxy may in turn appoint a substitute to attend and vote in a general meeting of the Company ("the Substitute Proxy").

76. The instrument appointing a Substitute Proxy shall be dated and in writing under the hand of the Proxy, or, if the Proxy is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. A Substitute Proxy need not be a member of the Company.

77. The instrument appointing a Substitute Proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, shall be deposited at the registered office of the Company or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting, at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll. In default the instrument appointing a Substitute Proxy shall not be treated as valid.

78. An instrument appointing a Substitute Proxy shall be in the following form or a form as near thereto as circumstances admit:

" APL (Advanced, Production & Loading) PLC
I/We ……………………………………………… , of ……………………………………..,
being appointed Proxy for ………………………… of …………………………… member/members of the above-named Company, hereby appoint ………………………..of……………………………, as the said Member's/members' Substitute Proxy to vote for the said Member(s) at the (annual
or extraordinary, as the case may be) general meeting of the Company,
to be held on the day of , and at any adjournment thereof.
Signed this day of "

79. Where it is desired to afford members an opportunity of voting for or against a resolution the instrument appointing a Substitute Proxy shall be in the following form or a form as near thereto as circumstances admit:

" APL (Advanced, Production & Loading) PLC
I/We , of ,
being an appointed Proxy for ………………………… of …………………………
a member/members of the above-named Company, hereby appoint……………………… of……………………………, as the said member's/members' Substitute Proxy to vote for the said member(s) at the (annual or extraordinary, as the case may be) general meeting of the Company, to be held on the day of …………………………, and at any adjournment thereof.
Signed this day of of
This form is to be used in favour of/* against* the resolution. Unless otherwise instructed, the proxy will vote as he thinks fit.
* Strike out whichever is not desired."

MANAGEMENT OF THE COMPANY – DIRECTORS

80. The Board of Directors is responsible for the managing of the Company.

81. The Board shall elect a Chairman of the Board among its members.

82. The management of the Company is exercised by a Board of Directors of which the number of members may range between two to seven. The Company may by a resolution requiring two third and the votes and share capital represented at the general meeting may decide to change the way in which the Company is managed and to increase or reduce the number of the members of the Board.

83. The company shall have a nomination committee consisting of one member of the Board of Directors, elected by the Board itself, and two members appointed by this elected board member among the 20 largest shareholders of the Company. In connection with election of Directors and members to the nomination committee, the nomination committee shall in connection with the notice for the general meeting provide proposal for candidates for directorship for the general meeting. The nomination committee shall also present proposal for the remuneration to the Board of Directors.

84. The names of the first members of the Board shall be determined in writing by the subscribers to the Memorandum of Association.

85. The remuneration of the Directors shall from time to time be determined by the Company in general meeting. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

86. The shareholding qualification for Directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

87. A director of the Company may be or become a director or other officer of, or otherwise interested in, any Company promoted by the Company or in which the Company may be interested as a shareholder or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other Company unless the Company otherwise directs.

BORROWING POWERS

88. The Directors may exercise all the powers of the Company to borrow money, to provide guarantees and to charge or mortgage its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party or independently of such security.

POWERS AND DUTIES OF DIRECTORS

89. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not, by the Law or by these Regulations, required to be exercised by the Company in general meeting, subject, nevertheless to these Regulations, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

90. The Directors may from time to time and at any time by power of attorney appoint any Company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Regulations) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

91. The Company may exercise the powers conferred upon the Company by section 36 of the Law with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

92. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with section 191 of the Law.

(b) A Director shall not vote in respect of any contract or proposed contract or arrangement in which he is interested and if he shall do so his vote shall not be counted nor shall he be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration, but none of these prohibitions shall apply to:

(i) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(ii) to any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(iii) any contract by a Director to subscribe for or underwrite shares or debentures of the Company; or

(iv) any contract or arrangement with any other company in which he is interested only as an officer of the company or as holder of shares or other securities,

and these prohibitions may at any time be suspended or relaxed to any extent, and either generally or in respect of any particular contract, arrangement or transaction, by the Company in general meeting.

(c) A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise; nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established.

(d) A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

93. All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

94. The Directors shall cause minutes to be made in books provided for this purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company, and of the Directors, and of committees of Directors.

DISQUALIFICATION OF DIRECTORS

95. The office of director shall be vacated if a Director-

   (a) ceases to be a Director by virtue of section 176 of the Law; or

   (b) becomes bankrupt or makes any arrangement or composition with his creditors generally; or

   (c) becomes prohibited from being a Director by reason of any order made under section 180 of the Law; or

   (d) becomes of unsound mind; or

   (e) resigns his office by notice in writing to the Company; or

   (f) shall for more than six months have been absent without permission of the directors from meetings of the Board of Directors held during that period; or

   (g) comes to the end of his term of office.

96. A Director shall serve for a term of two years. The period of office is calculated from the election unless otherwise provided for. It shall expire at the conclusion of the ordinary general meeting in the year which the period of office expires. If a Director terminates the directorship before the end of the period of office and there is no alternate member, the Board must arrange for the election of a new Director for the remainder of the period of office. In connection with a supplementary election, a shorter period of office may be set.

97. A Director is eligible for re-election after the two-year period of office.

98. The Company may by ordinary resolution of the general meeting, of which special notice has been given in accordance with section 136 of the Law, remove any Director before the expiration of his period of office notwithstanding anything in these Regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

99. The Company may by ordinary resolution of the general meeting appoint another person in place of a Director removed from office under the immediately preceding regulation, and the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

PROCEEDINGS OF DIRECTORS

100. The Directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings, as they think fit.

101. Questions arising at any meeting shall be determined by a majority of votes of the Directors present provided a quorum is present. In case of equality of votes, the Chairman shall have a second or casting vote.

102. The Chairman of the Board shall ensure that relevant matters which fall under the Board are dealt with. A Director may at any time demand that a meeting of the Directors is summoned.

103. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be two.

104. The Chairman of the Board is the chairman of the meeting. If at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their numbers to be chairman of the meeting.

105. The Directors may delegate any of their powers to a committee or committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors, as to its powers, constitution, proceedings, quorum or otherwise.

106. A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

107. Subject to any regulations imposed on it by the Directors, a committee may meet and adjourn as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present and in the case of equality of votes, the chairman shall have a second or casting vote.

108. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

109. (a) A resolution in writing signed or approved by letter, facsimile or electronic mail by each Director or his alternate shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held and when signed may consist of several documents each signed by one or more of the persons aforesaid, provided that the Chairman of the Board finds that the matter can be adequately handled by such procedure.

(b) For the purpose of these Regulations the contemporaneous linking together by telephone or other means of communications of a number of the Directors not less than a quorum, whether or not any one or more of the Directors is out of Cyprus, shall be deemed to constitute a meeting of the Directors and all the provisions in these Regulations as to meetings of the Directors shall apply to such meetings so long as to the following conditions are met:

   (i) the Chairman of the Board finds that the matter may be adequately handled without a physical meeting

(ii) all the Directors for the time being entitled to receive notice of a meeting of the Directors shall be entitled to notice of a meeting by telephone or other means of communication and to be linked by telephone or such other means for the purposes of such meeting. Notice of any such meeting may be given by telephone or other means of communication;

(iii) each of the Directors taking part in the meeting must be able to hear each of the other Directors taking part at the commencement of the meeting;

and minutes of the proceedings at any such meeting shall subsequently be circulated among the participating Directors for signing, and be sufficient evidence of such proceedings and of the observance of all necessary formalities.

ALTERNATE DIRECTORS

110. The general meeting may elect one or several alternate directors.

111. An alternate director shall be subject in all respects to the terms and conditions existing with reference to the other Directors, and shall be entitled to receive notices of all meetings of the Directors and to attend, speak and vote at any such meeting at which the Director the alternate director is replacing is not present.

112. A Director shall not be liable for the acts and defaults of any alternate director.

113. An alternate director shall not be taken into account in reckoning the minimum or maximum number of Directors allowed for the time being but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote.

MANAGING DIRECTOR

114. The Directors may from time to time appoint to the office of managing director for such period and on such terms as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

115. A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

116. The Directors may entrust to and confer upon a managing director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

SECRETARY

117. The Secretary or any Assistant Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

118. A provision of the Law or these Regulations requiring or authorising a thing to be done by or to a director and the secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the Secretary or Assistant Secretary.

PUBLIC OFFERS ON SHARES

119. This article shall lapse when regulation concerning mandatory offer on shares which is applicable to the Company has entered into force.

119.1 A person that directly or indirectly acquires shares which implies that the percentage of the capital interest or voting rights held by such person exceeds a threshold of forty percent, such person (the **"Offeror"**), is required to make an unconditional public offer (the **"Offer"**) at a fair price for the purpose of acquiring all issued and outstanding shares in the share capital of the Company, as well as all issued and outstanding instruments giving rights to shares in the share capital of the Company or voting rights.

119.2 The Offer shall insure the equality of treatment of holders of shares and of holders of instruments giving right to shares in the share capital of the Company or voting rights.

119.3 The Offer price shall be at least as high as the highest price paid by the Offeror for shares in the Company in the period 6 months prior to the date which the Offeror passed the fourty percent threshold. If it is clear that the fair price when the Offer obligation was activated is higher than the price referred to above, the Offer price shall be at least as high as the fair price.

119.4 Offers for the purchase of the remaining shares in the Company shall be made without undue delay from the date of the acquisition of the shares which took the Offer's ownership position above the fourty percent level and no later than 4 weeks after the date thereof.

119.5 If the Offeror, after the Offer obligation has arisen and before expiry of the period of the Offer, has paid or agreed to pay a higher price than the price reflected in the Offer, a new Offer shall be deemed to have been made with an Offer price equivalent to the higher price.

119.6 Settlement under the terms of the Offer shall be made in cash. An Offer may nonetheless give the Shareholders the right to accept any other form of settlement. The Offeror's settlement obligation shall be guaranteed by a bank or insurance institution which has been authorised to conduct business in Norway in accordance with the terms established by the Oslo Stock Exchange.

119.7 The Offeror may not, in making the Offer, differentiate the Offer between groups of or individual Shareholders.

119.8 The Offer shall include a time limit for the Shareholders to accept the Offer. The time limit shall not be shorter than 4 weeks and not longer than 6 weeks. Settlement shall take place as soon as possible and no later than 14 days after the expiry of the Offer period. The Offeror may make a new Offer prior to the expiry of the original Offer period. The Shareholders are, in such event, entitled to choose between the two Offers so made. If a new Offer is made, the period of acceptance of such Offer shall be extended so that at least two weeks remain until its expiry when made.

119.9 The Offeror shall issue an Offer document which shall document the main terms of the Offer and provide correct and complete information about matters of importance in evaluating such Offer. The following information shall be specifically included in the Offer document:

(a) The Offeror's name and address, type of organisation and organisation number if the Offeror is a legal entity other than individual person.
(b) Information about parties with whom the Offeror is acting in concert including the basis for the consolidation thereof and any shareholder agreements relevant thereto.
(c) The number of shares in the Company which, at the time the Offer is made, are owned by the Offeror or any person or entity acting in concert with the Offeror.
(d) The Offer price, the time limit for settlement, the form of settlement and security provided for the Offeror's settlement obligations.
(e) The principles applying to the valuation of any asset Offered in settlement for the shares purchased under the Offer other than cash.
(f) The time limit for accepting the Offer and how acceptance notice should be made.
(g) Information as to how the Offeror's purchase of the shares is to be financed.
(h) Any special advantages or rights which are accorded by agreements with members of the management and governing bodies of the Company by the Offeror.
(i) The content of any contact the Offeror has had with the management or governing bodies of the Company prior to the date the Offer was made.
(j) The Offeror's purpose of taking over control of the Company and any plans for further operation or reorganisation of the Company.
(k) The significance the implementation of the Offer will have in relation to the Company's employees, including legal, financial and work related effects; and
(l) Legal and tax consequences of the Offer.

119.10 The Offer document shall be signed by the Offeror.

119.11 When an Offer is made in accordance with the above, the Board shall issue a statement on the Offer which shall include information on the employee's views and other factors of significance for assessing whether the Offer should be accepted by the Shareholders or not. Information shall also be given about the views, if any, of the Board in their capacity as Shareholders.

THE SEAL

120. The Directors shall provide for the safe custody of the seal, which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf. Every instrument to which the seal shall be affixed shall be signed by a Director or by the Secretary or by some other person appointed by the Directors for the purpose. In the case that the Company has one Sole Director every instrument to which the seal shall be affixed shall be signed by the Sole Director or the Secretary of the Company.

DIVIDENDS AND RESERVE

121. The Company may in general meeting by a simple majority vote declare dividends, but no dividend shall exceed the amount recommended by the Directors.

122. The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

123. No dividend shall be paid otherwise than out of profits.

124. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company be properly applied, and pending such application may, at the like discretion, either be employed in the business of the

Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also without placing the same to the reserve carry forward any profits which they may think prudent not to divide.

125. The Directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

126. Any general meeting declaring a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other Company or in anyone or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient. In particular the Directors may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

127. No dividend shall bear interest against the Company.

FINANCIAL STATEMENTS

128. The Directors shall ensure that proper books of account are kept by the Company which are necessary for the preparation of financial statements in accordance with the provisions of the Law and which give a true and fair view of the state of the Company's affairs and explain its transactions.

129. The books of account shall be kept at the registered office of the Company, or, subject to section 141(3) of the Law, at such other place or places as the Directors think fit and shall always be open to the inspection of the Directors.

130. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors. No member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

131. The Directors shall cause to be prepared and to be laid before the Company in general meeting within the time limits prescribed by the Law such documents as are referred to in section 152 (1) of the Law.

132. Copies of the documents referred to in section 152 (1) of the Law shall, not less than twenty-one days before the date of the general meeting be sent to every member of and every holder of debentures of the Company.

CAPITALISATION OF PROFITS

133. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution, amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any

150

amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures if the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution.

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this regulation, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

134. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provisions by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions and also to authorise any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

AUDIT

135. The auditors shall be appointed by the general meeting and their duties regulated in accordance with sections 153 to 156 (both inclusive) of the Law.

NOTICES

136. A notice may be given by the Company to any member either personally or by sending it by post or by facsimile or electronic mail to him or to his registered address, or (if he has no address in Cyprus) to the address, if any, supplied by him to the Company for the giving of notice to him. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, at the expiration of 24 hours after the letter containing the same is posted, and in case of notice by facsimile or electronic mail, service shall be deemed to be effected at the time of dispatch subject to there being a transmission confirmation.

137. Notice of every general meeting shall be given in any manner herein before authorised to:

(a) every member of the Company

(b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member where the member but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c) the auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings.

WINDING UP

138. If the Company shall be wound up the liquidator may, with the sanction of a resolution approved by two-thirds of the votes and share capital represented at the general meeting, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

139. Every Director, the auditor, Secretary, or other officer for the time being of the Company shall be indemnified out of the assets of the Company against any losses or liabilities which he may sustain or incur in or about the execution of his duties including liability incurred by him in defending any proceedings whether civil or criminal in which judgment is given in his favour or in which he is acquitted or in connection with any application under section 383 of the Law in which relief is granted to him by the Court and no Director or other such officer of the Company shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this clause shall only have effect in so far as its provisions are not avoided by section 197 of the Law.

NAMES, ADDRESSES AND DESCRIPTION OF SUBSCRIBERS

1. ACIS MONTANIOS
   Legal Consultant
   Diagoras House
   16 Pantelis Catelaris Street,
   P.O. Box 25001,
   1306 Nicosia, Cyprus.

2. ADAM MONTANIOS
   Advocate
   Diagoras House
   16 Pantelis Catelaris Street,
   P.O. Box 25001,
   1306 Nicosia, Cyprus.

Dated this 28th day of November 2006.

Witness to the above signatures:

YIANNA ANDREOU
Private Secretary,
Montanios & Montanios
Advocates & Legal Consultants
Nicosia, Cyprus

EAM/5556

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Appendix II Annual report 2004 for APL ASA




Annual Report 2004
A P L
A P L
STP TECHNOLOGY

Best year ever

APL enjoyed its best year ever in 2004. Orders reached record levels, while important milestones were reached for delivered projects, further improving our market position. Coming into 2005, the company's two main business units, Production Systems and Loading Systems, have secured new projects, laying excellent foundations for the future.

The production systems contract for Marathon's Alvheim development is very encouraging and underpins our claim to have the most versatile, cost-effective turret systems for FPSOs in the world. APL is also currently receiving a lot of attention due to its work on the first offshore LNG terminal in the Gulf of Mexico, even before its operation. The terminal will receive its first cargo of LNG at the end of the first quarter of 2005, and represents the first provision of LNG import capacity to the gas-hungry US market for decades.

Our vision, to be the most innovative and leading supplier of concepts for offshore oil and gas production and transfer, is also demonstrated by our successful deployment of three new concepts:

- The SYS for Permanent Mooring in very shallow water in Bohai Bay, offshore China.
- The ETP for deep water, in Mauritania on the Chinguetti field.
- The BTL loading system for ultra deep water, in Angola on the Dalia field.

The offshore LNG terminal in the Gulf of Mexico is an obvious example of how an APL system provides cost-effective solutions for energy supply and demand, while helping the client to avoid the obvious safety hazards of bringing potentially dangerous quantities of gas too close to populated areas.

In 2004, APL decided to open an operational office in Kuala Lumpur, Malaysia, in order to secure the availability of engineering talent. During the first quarter of 2005, the initial group of 10 engineers will start their internal training at our headquarters in Arendal. We expect the KL office to be fully operational by the fourth quarter of 2005. A focused commitment to attracting and developing international talent has been and will remain key to the achievement of our business objectives.

During 2004, APL began the process of certifying its business operations according to the ISO 14001 and OHFAS 18001 standards, in addition to our ISO 9001 certificate. Quality, Health, Safety and Environment will continue to be the focus of attention in all our activities, from product development to project execution. To date, APL has registered more than 88 years of accumulated offshore use for all systems; more than 1,700 million barrels of oil have been produced or exported and more than 3,000 shuttle loads have been transferred. In the past year, the environment was not affected by any oil spillages resulting from system malfunction or operator error.

The general outlook for APL in 2005 is very positive. We started the year with a solid backlog of orders, and we are looking at an increasing number of prospects in both business units. General market analyse performed by objective sources supports our belief that APL is very well-placed to support the trend for marginal fields, harsh environments, shallower and deeper waters and reuse of assets.

During the first quarter of 2005, we intend to list APL with the Oslo Stock Exchange. The objective of this is to strengthen our capital base and provide the means for expansion of our business activities. We expect the market to appreciate the opportunity to invest in a company with proven technical concepts and a track record for innovation and profitability in a rapidly expanding market.

Carl K. Arnet
CEO

Key Figures

Proforma figures in NOK million	2002	2003	2004
	Pro forma	Pro forma	Pro forma
Total Revenues	442.2	560.1	595.0
EBITDA	38.4	67.6	59.5
EBIT	28.9	53.5	49.2
EBT	34.1	39.5	40.7
Net income / (loss)	25.3	30.6	29.6
Earnings per share	1.8	2.1	2.1
Earnings per share fully diluted	1.8	2.1	2.1
Dividend per share	0.0	0.0	1.9
Outstanding shares	14,373,300	14,373,300	14,373,300
Fully diluted shares	14,373,300	14,373,300	14,373,300
	31/12 2002	31/12 2003	31/12 2004
Total fixed assets	271.6	260.8	268.7
Total current assets	191.1	256.4	299.6
Total assets	**462.8**	**517.2**	**568.3**
	31/12 2002	31/12 2003	31/12 2004
Total equity capital	78.3	78.3	80.9
Total liabilities	384.5	439.0	487.4
Total equity & liability	**462.8**	**517.2**	**568.3**

Revenues 2002
Revenues 2003
Revenues 2004
Loading Systems
Production Systems

History

Advanced Production and Loading AS (APL™) was founded by STATOIL and Marine Consulting Group AS (MCG) in 1993, with the purpose of developing and exploiting the Submerged Turret Loading (STL™) and Submerged Turret Production (STP™) mooring system technologies patented by Statoil.

APL began operating on 1 May 1993, when the MCG key personnel responsible for developing the STL technology were transferred to the new company. APL became a wholly-owned subsidiary of Statoil in 1998. Since 1998, APL has held an exclusive, royalty-free licence to all Statoil-owned patents and rights associated with the STL, STP and SAL technologies. As of 1 September 2002, APL acquired the business activities of Hitec Marine AS (formerly MCG), in order to fully integrate all technologies associated with offshore loading. In 2003 Statoil and APL's management agreed on a management buy-out, which was concluded on 28 January 2004. APL is currently owned by the companies (30%) and private equity

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154

About APL

Advanced Production and Loading (APL) has two business divisions: Production Systems and Loading Systems.

Production Systems

Provides turret and mooring systems for the FPSO (Floating Production Storage and Offshore Loading) and FSO (Floating Storage and Offshore) industries. The main product groups for Permanent Mooring are:

- STL - Submerged Turret Loading
- STP - Submerged Turret Production
- SAP - Single Anchor Production
- SYS - SAL Yoke System
- ETP - External Turret Production

Loading Systems

Provides ship-based and field equipment for terminals, and systems for transfer of oil and gas between offshore units. The main product groups for Loading Systems are:

Terminal systems:
- STL - Submerged Turret Loading
- SAL - Single Anchor Loading
- BTL - Buoy Turret Loading (CALM buoys)
- OLS - Offshore Loading System

Systems for offshore transfer to/from vessels:
- BLS - Bow Loading System
- SDS - Stern Discharge System

Systems for reduction of VOC emissions:
- VOC Recovery System
- VOC Return System
- STTA - Sequential Transfer of Tank Atmosphere

Complementary systems and expertise

Gas To Liquids (GTL) processing systems

Dynamic risers engineering:
The ability to propose a complete system, including the dynamic risers that interact with the mooring system, is a logical extension of APL's core business. APL has the requisite in-house expertise and software to perform these tasks.

Offshore Installation:
In order to be able to provide customers with a turnkey EPCI delivery, APL has offshore installation expertise.

In EPC contracts, APL is normally involved in the development of offshore installation procedures, and also acts in an advisory capacity during installation activities.

APL also has considerable activity associated with maintenance and modifications on existing systems.

Advanced Production and Loading (APL) is headquartered in Arendal, Norway and has sales and representation offices in Houston, Texas (Advanced Production and Loading Inc.), Paris/Rouen, Rio de Janeiro (APL do Brazil Ltda) and Kuala Lumpur (APL Asia Sdn Bhd). The company employs around 100 people, and revenues totalled NOK 595 million in 2004.

funds Energivekst (46.7%) and Energy Ventures (23.3%).

APL can offer comprehensive references, including major oil companies such as Statoil, Norsk Hydro, Shell, BP, Conoco-Phillips, Enterprise Oil, Amerada Hess, Marathon, Woodside Petroleum, Petrobras, Total, Chevron-Texaco, Lukoil and CNOOC, as well as major contractors and ship owners like Aker-Kvaerner, PGS, Rockwater, Technip, TeeKay, Daewoo, Halliburton, Exmar and Knutsen OAS. Detailed, up-to-date references are listed at www.apl.no.

3

Market

The floating production and offloading markets have grown rapidly over the past decade. We have reason to believe that this trend will continue at an accelerating rate in the years to come.

General overview
Advanced Production and Loading (APL) operates in the international oil services sector, which focuses on floating production, storage and offloading solutions, and advanced offshore terminals for severe weather conditions in terms of wind, waves and currents.

APL operates in all major markets for offshore oil development around the globe, from the ultra deep seas of Africa and Brazil to the ultra shallow seas of China, including the harsh North Sea and ice-plagued Russian waters. Based on existing discoveries of oil, a large number of field developments are anticipated in these areas during the next ten years.

Fuelled by high oil and gas prices, the general outlook for the oil services industry is very positive and, in the short term, high profits for oil and gas companies are certain. Brent Blend oil is currently trading at USD 43.96 per barrel, while Henry Hub natural gas trades at USD 6.2 per mm Btu (average for January 2005). Predictions indicate that the price of oil and gas will remain high.

Global demand for energy continues to increase as economies recover, while China's economy continues to grow. Due to political instability and increasing depletion rates, the situation as regards supply is currently much more uncertain. The available short-term overcapacity from production is expected to drop to an all-time low.

High prices, increasing demand and limited supply are likely to be the major drivers for increased spending on development during the next two to five years.

The floating production market
Driven by water depth and new areas of exploration, the demand for floating production units (FPUs) has grown steadily during the past 15 years. An increasing portion of worldwide petroleum production is sourced from fields in waters over 150 metres deep, where a fixed platform is less attractive economically.

The market for FPUs has grown steadily since the early 1990s. At the end of 2003, there were an estimated 149 operational fields using an FPU, compared to 37 fields at the end of 1990. This equates to an annual increase of 11.3%.

FPUs can currently be divided into four categories:

I Floating Production Storage and Offshore Loading (FPSO)
II Semi-submersibles (SEMI)
III Tension Leg Platforms (TLP)
IV SPAR platforms

The main differences between the various platform systems concern storage capacity, well access, capabilities for harsh environments and reservoir properties. APL provides solutions for the following types of floating production units:

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Brant blend price
Source: Enskilda Securities ASA
STL Yme
STL Banff
STP Pierce
STP Alvheim
STL Volve
SYS CFD-11
STP Lufeng
STP Wenchang
STP Panyu
ETP Chinguetti
STL Bayu Undan
Production Systems
Loading Systems
A·P·L
STL TECHNOLOGY

5

- Semi-submersible platforms, TLPs and SPAR platforms require either pipelines or effective oil off-take solutions. APL has a wide range of highly reliable, advanced solutions for oil off-take, including SAL, STL, BTL, DWSAL, OLS and permanent moorings for storage solutions, which are frequently FSO-based.
- FPSOs require both permanent mooring solutions and oil off-take solutions. APL provides a wide range of turret solutions, including STP, ETP and SYS, and ship-to-ship transfer systems, including SDS and BTL.

SEMI and FPSO systems have historically represented the majority of the market, with an estimated 83% market share at the end of 2003.

Number of floating production units by year and type of system

No of units	1990	1995	2000	2003
FPSO	21	28	68	87
SEMI	14	24	34	37
TLP	2	5	12	16
SPAR	0	0	3	9
Total	37	57	117	149

Annual growth	1990-95	1995-00	2000-03
FPSO	6 %	19 %	9 %
SEMI	11 %	7 %	3 %
TLP	20 %	19 %	10 %
SPAR	n.m.	n.m.	44 %
Total	9 %	15 %	8 %

Source: Infield, Enskilda Securities Research, FPU company figures

The FPSO system is still the most commonly used solution for floating production, relatively consistently commanding 58% of the market since the late 1990s. Approximately two-thirds of the FPSO vessels are converted tankers, while the remaining are purpose-built vessels.

The FPSO market does demonstrate geographical differences. North Sea clients normally require new vessels, while converted tankers are more common in West Africa, Brazil and the Mediterranean. In South East Asia, approximately two-thirds of the vessels are converted tankers, while the remaining third are purpose-built vessels.

Use of the SEMI system has declined since the mid-1990s, dropping from 42% in 1995 to 25% at the end of 2003. The SEMI system's share of the market has migrated to new, similar concepts such as SPAR and mini TLP. The lack of infrastructure in many regions has favoured the FPSO solution over solutions that, like the SEMI, do not offer storage.

Loading Systems

Loading Systems include products and services related to offshore terminals and the loading of oil and gas from production platforms, SPARs, FPSOs or FSOs into or from a Shuttle Tanker or a Pipeline. The Loading

6

Systems market can be broadly divided into three segments:

- Low-end Loading Systems - APL's BLS and SDS are included in this segment but their function differentiate them from traditional low-end Loading Systems
- Catenary Anchor Leg Mooring (CALM) buoys
- High-end Loading Systems - comprises products such as STL, SAL, DWSAL (Deep Water SAL), BTL and the LNG Offshore Delivery System based on STL

As the offshore oil and gas industry moves into new frontiers, the future loading stations will require more robust technology and the common CALM technology will be less and less relevant for new developments. APL has a strong position in the segment for new products and APL's technology has been selected for several terminals throughout the world. This includes terminals in Arctic Russia (ice of up to 1.6 meter thickness), Norway (harsh weather with wave heights up to 30 meters), the North Sea

FPUs four categories

SEMI

Pro's	Con's
• Drilling equipment (some)	• Limited storage capacity
• Deck space	• Costly risers
• Large no. of risers	• Limited well access
• Good motions	• Limited deck load

Pro's	Con's
• Storage capacity	• Costly risers
• Deck space	• Limited no. of risers
• Deep water	• No well access
• Flexibility (re-use)	

Pro's	Con's
• Drilling equipment	• No storage
• Well access	• Expensive design
• Traditional steel risers	• Limited depth
• Track record	• Limited deck load

Pro's	Con's
• Drilling equipment	• Limited storage
• Well access	• Not for harsh environment
• Traditional steel risers	• Limited no. of risers
• Deep water	• Limited deck load

Source: Enskilda Securities Research

7

Figures

Figure 4: FPUs by country at year-end 2003

Source: Enskilda Securities Research, Infield, FPSO company figures

Figure 5: FPUs in operation by year of production start

SPAR
TLP
SEMI
FPSO

Source: Infield, Enskilda Securities Research, FPU company figures

Figure 6: Number of field developments by type of development concept and start-up year

No development scheme announced yet
Other type of development
Floating production

Source: Infield, Enskilda Securities Research

Figure 7: Number of FPU field development concepts 1997-2010.

Source: Infield, Enskilda Securities Research

(very harsh environments and shallow water depth, offshore Holland, UK and Denmark), USA (the world's first offshore terminal for LNG vessels, offshore Louisiana), and Angola (1,350 meter deep water).

The shuttle tanker market is driven by much the same factors as the FPSO market: the move into deeper water and the increasing importance placed on the development of marginal fields. While the North Sea and Brazil are the two dominant shuttle tanker markets today, it is expected that regions such as South-East Asia, Gulf of Mexico and the east coast of Canada will demand increased capacity in the future.

The market segments APL is targeting are characterized by being technically advanced, and APL has a stronger position in the high end, high value part of the market. In addition to the ultra deep water, shallow water and harsh environment and other markets APL focuses on special applications like LNG.

8

Competitors

The floating production industry is fragmented, with some companies involved in design and engineering, some in construction and production, and others solely as owners and operators. Below is a non-exclusive list of APL's strongest competitors. APL is the major independent provider of technology for Floating Production Systems.

Technology, Design & Engineering | Fabrication/ Construction | Installation | Vessel ownership | Vessel/Field operation

SBM
APL
Sofec/Modec
Bluewater
ProSafe
Bergesen
Maersk

Focus
Not focus
Partly focus

With the current global demand for gas and future increased availability of LNG, there is a strong demand for new loading terminals. An example is the U.S. where forecasted demand growth will significantly exceed the capability of domestic productive capacity creating the necessity for large quantities of LNG imports to meet the increasing gap between available domestic supply and the demand for natural gas.

Due to safety and security issues, there is increasing reluctance to placing LNG terminals on-shore and in populated areas. An offshore LNG terminal based on the STL system provides a cost effective and flexible alternative gas delivery solution to the land terminals as well as the offshore concrete gravity structures on the drawing boards.

1. Geographical markets

Of the estimated 149 FPUs in operation at the end of 2003, the UK, Brazil, China and Nigeria use them most frequently. Figure 4 shows the number of units in operation by country.

The biggest growth areas over the past five years were West Africa and the Far East. Seven countries had five or more FPUs in operation at the end of last year.

2. Market Outlook

The number of projects that are in the planning stages worldwide indicate that the growth experienced by the FPU market since the end of 1990 will continue.

From 2004 to 2005, the market is expected to grow by 11%, which would indicate that a total of 182 floating production systems will be in operation at the end of 2005.

Increased demand for the FPU systems is expected to continue well into the latter half of this decade. Some of the most important drivers for the FPU market are:

- Exploration and drilling in deeper waters
- Less expensive than other concepts
- Can be removed and re-deployed
- Shorter field lifetime

Figure 7 indicates that developments are planned or currently underway in a total of 183 fields, concerning either a floating production unit only, or an FPU as part of wider developments that may include both a fixed platform and/or subsea tie-back.

This figure does not include any of the 470 fields for which a development scheme has yet to be decided. From 1997 to 2003, approximately 8% of fields had been developed using some kind of floating production system. Assuming that this ratio continues, another 35-40 fields may be developed via an FPU.

According to the World Floating Production Report, developed by Steve Robertson at Douglas Westwood, as many as 120 FPSOs could be installed around the world in the next five years, at a cost of USD 32 billion.

9







Development of Technology

APL allocates substantial resources to the development of cutting-edge technological solutions relating to production and loading systems for marine transport of oil and gas. The company made considerable headway in its efforts in 2004, as evinced by the completion of new developments in product and project execution.

In the summer of 2004, APL completed and put into operation the first two shallow water permanent mooring (SYS) systems. The entire development process, including conceptualisation, sale, execution and installation, took a mere 30 months; these sister projects thus represent APL's fastest turnaround, from concept to installation, since STL.

APL has also made considerable progress in the development of fluid swivel technology. The company now has proven designs for single and multibore swivels, covering pressure levels from low (20-100 bar) to medium (100-250 bar) and a wide range of flow rates. APL will continue to develop the company's swivel technology, and is currently in the process of testing its technology for:

- Extreme conditions for sand/particle production
- Ultra high pressure (1,000 bar)
- LNG (-160°C)

As part of the Dalia delivery to Technip/Total in Angola, APL has developed core mooring technology for ultra deep waters. In 2004, APL carried out a series of model and full-scale tests aimed at resolving problems associated with chain failure in high-tension mooring lines for loading buoys in ultra deep water. In the past, this has been a problem across the industry, leading to multiple mooring line failures for loading buoys in ultra deep water.

In 2004, APL delivered the world's first offshore LNG terminal. This terminal is the result of long term co-operation with Excelerate Energy. The concept employs APL's tried and tested STL technology and a medium pressure gas swivel and connector. LNG will become increasingly important as a source of energy in the future, and APL will continue its development of technological solutions and concepts for this very promising market sector.

In its development of technology, APL aims to be at the cutting edge of capabilities in both business units, in terms of environmental loads, deep and shallow water, ice, fluid pressures and, last but not least, cost/benefit.

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11



·Production Systems

Advanced Production and Loading (APL) pioneered the development of the disconnectable turret solution known as STP (Submerged Turret Production). The STP system was the world's first turret that offered a highly reliable ship interface inherited from the successful STL (Submerged Turret Loading). The STP system provides a new risk management solution for offshore FPSO projects by allowing the FPSO and field equipment to be developed independently. Based on the technology developed for the STP, APL now has a full complement of systems covering all development-related scenarios.

Oil companies employ either spread or turret mooring in order to moor an FSO (Floating Storage and Offshore) or FPSO (Floating Production Storage and Offshore Loading) vessel offshore permanently.

Spread moorings moor the four corners of the FSO or FPSO to the seabed with groups of three to four mooring lines. Approximately 25% of FSOs/ FPSOs use spread moorings. As spread moorings restrict the tanker's ability to "weathervane" freely, their use is restricted to areas with benign weather conditions, such as Brazil or Indonesia, or stable weather direction, as is the case in Africa.

When FSOs/ FPSOs are turret-moored, the turret itself is moored to the seabed, allowing the tanker to "weathervane" freely around the turret. This mooring can be used in any weather and depth, and with any category of tanker.

Spread moorings do not require extensive engineering or innovation, and therefore do not generate significant added value. Although APL may provide spread mooring systems on a case-by-case basis, the company focuses primarily on turret mooring. 75% of developments require turret mooring.

Over the years, APL has introduced several innovative concepts to serve this market, including STL for FSOs and STP, SYS and ETP for FPSOs. These reliable, versatile and cost-efficient solutions (see Section 2) have enabled APL to compete aggressively in this market; during the last five years, APL has doubled its market share.

APL faces competition in the turret mooring market from SBM (historically the strongest contender in this sector), Bluewater and Sofec. Other contractors also offer turret mooring solutions, but their impact remains limited.

SBM, Bluewater and Modec/Sofec provide complete, turnkey FSO/FPSO solutions, including hulls, process plant, turret mooring etc. More and more contractors without in-house mooring technology are now entering the FSO/FPSO market. As APL specialises in mooring technology, new contenders regard the company as the premier independent provider of turret mooring technology. Their increasing success therefore represents an area of strong potential for APL.

To better serve this emerging group of customers, APL may take on FSO/FPSO integration projects for clients in the near future, thus exploiting the company's considerable project management, engineering and technological capabilities.

12


Turret Moorings, share of contracts 1996-2004
SBM 33%
Bluewater 10%
APL 17%
Sofec 26%
Others 14%
Turrets (#) 1996-2004 ordered by
Oil Companies 14%
Contractors with in-house technology 50%
Contractors with no mooring technology 36%
Source: APL and Enskilda Securities Research


FPSO

13






Loading Systems

Advanced Production and Loading (APL) delivered the first STL (Submerged Turret Loading) system in 1993. The offshore terminal on Heidrun, at Haltenbanken, one of the harshest environments known to the oil industry, consists of two STL systems and has been in operation for more than 10 years. More than 650 million barrels of oil have been exported with an aggregate uptime surpassing 99.9%. No other offshore terminal has performed better during this period.

APL has sold more than 75 ship based loading solutions, BLS and SDS as well as systems for volatile Organic Compound Recovery (VOC).

Towards the end of the first quarter of 2005, APL loading technology is passing a new milestone as the world's first offshore terminal for liquid natural gas (LNG) vessels begins operating in the Gulf of Mexico, offshore Louisiana.

The majority of offshore terminals or coastal terminals around the globe use CALM buoys. The CALM buoy technology was developed more than 50 years ago, and consists of a buoy floating on the surface with a catenary mooring, a turntable and swivel, and floating hoses for transferring oil, allowing tankers to moor and "weathervane" freely while they unload or load oil and gas to or from pipelines, platforms, etc. Nearly 1,000 CALM buoys are currently installed around the world.

As the offshore oil and gas industries cross new frontiers, loading stations will require more robust technology. APL is in a strong position in this area, and our technology has been selected for terminals in:

- Arctic Russia, with a tanker terminal situated in ice up to 1.6 metres thick.
- Norway, on the harsh Haltenbanken, where waves reach heights of up to 30 metres.
- Holland, Denmark and the UK, in very harsh environments and shallow waters.
- USA, offshore Lousiana (the world's first offshore terminal for liquid natural gas (LNG) vessels).
- Angola, at a tanker loading station in water that is 1,350 metres deep.

The common CALM technology will become less and less relevant to new developments. As the pioneer in subsea loading systems, APL's opportunities are likely to increase rapidly.

Based on the technology of the STL, APL has developed SAL (Single Anchor Loading). The SAL system has been very successful in the North Sea market, and APL has won a consistent share of the market over the years, resolving problematic loading situations in Arctic Russia, in shallow waters around Holland and Denmark, and in the UK.

APL developed the ultra deep water BTL in order to break into the prolific West African offshore market. As the market becomes more accustomed to subsea solutions, APL expects superior subsea technology to win a share of this market. APL regards the BTL more as an interim solution, and the DWSAL (Deep Water SAL) is likely to become established as the long term solution for the type of loading application.

With the current global demand for gas and the increasing availability of LNG in the futu-

14



re, new loading terminals are in demand. The USA is a good example of a country in which domestic gas production is declining, while consumption is still growing rapidly because of high economic activity. Due to safety and security issues, industry is increasingly reluctant to place LNG terminals on-shore and in populated areas. An offshore LNG terminal, based on the STL system, provides a cost-effective, flexible gas delivery solution as an alternative to land terminals, as well as the offshore concrete gravity structures which are currently being designed.

As a testimony to APL's achievements in developing the LNG terminal solution, APL was awarded the Offshore Energy Achievement Award in Emerging Innovation/Technology, also referred to as "Oscar of the Oil Industry", in Houston, Texas on December 16, 2004.

APL currently has the widest portfolio of terminal solutions with regard to:

- Oil and gas
- Environmental conditions
- Ship-to-ship transfer
- Handling of volatile gases associated with load transfer (pollution)

of any company in the business, and the business unit is well placed to increase it market share.

Loading Systems, share of contracts 1998–2004

SBM 56%
Modec-Sofec 17%
Bluewater 14%
APL 13%

Aggregate historic market share, ship based loading solutions (SLS, SOS)

Competitors 50%
APL 50%

Source: APL and Enskilda Securities Research

Directors' Report

Calculus AS is in the process of changing its name to APL ASA. 2004 was another good year for the company, which won several new contracts of strategic importance while several large deliveries were successfully completed. At the start of 2005, APL is well placed as a leading supplier of specialized technology-based equipment to the international energy industry.

Business activities and location

APL ASA is a holding company that owns 100% of the shares in the operating company Advanced Production and Loading AS (APL). APL is involved in two areas of activity, sale of mooring, turret and fluid transfer systems to storage and production vessels (Production Systems) and offshore terminals and cargo transfer systems for oil and gas, including specialized ships-equipment (Loading and Ship Systems). The systems and the equipment delivered by APL are used in offshore production, storage and the transport of oil and gas, all of which are based on the usage of ships. The products are sold on the international market. Customers are usually oil field operators, companies that are responsible for an integrated oil field development, or shipping companies. APL is selling a range of turnkey systems based on specific know-how. The company specializes in engineering and project management, whereas the various components within the systems are manufactured by selected international subcontractors. The company's goal is to achieve good economic results through utilizing the position as a leading, independent supplier of specialized technology-based equipment to the international energy industry.

APL ASA's main office is in Arendal. In order to facilitate its international marketing efforts, APL has subsidiaries in Houston and Rio de Janeiro, as well as a representative office in France. Towards the end of 2004, APL established an engineering office based on local labour in Kuala Lumpur, Malaysia. The office in Kuala Lumpur is organized as a separate company, APL Asia Sdn. Bhd. This establishment in Asia has two objectives. APL ASA wants to meet part of the anticipated future increase in demand for engineering capacity from an area that will improve the competitive power of the company. In addition, it gives us a presence in a region that is important both from a marketing point of view and from the point of view of getting better access to competitive subcontractors.

Changes in articles of association

The articles of association of APL ASA were changed in a extraordinary general meeting on 28 January 2004. The company's share capital was increased to NOK 12,881,500, divided into 257,630 shares with a face value of NOK 50, of which 143,733 shares are of class A and 113,897 are of class B. B shares give no right to vote, but have special rights as noted in the articles of association. In relation to the A share, the B share entitles the owner to an agreed return on the paid-up amount and, after 31 January 2009, owners of B shares may request redemption with the addition of the accumulated guaranteed return. Likewise, the company may, on the same

161

terms, require the B shares to be redeemed after this date.

Ownership

At the beginning of 2004, APL ASA was owned by leading employees of APL, and the only asset of the company was a holding of shares in APL. In January of 2004, a private placement was undertaken directed towards the investment funds Energivekst AS and Energy Ventures a.s. The funds subscribed to a total of 100,613 A shares and 113,896 B shares, which yielded a combined share capital contribution of NOK 66.5 million. Following this, the total share capital amounted to NOK 78.3 million. On the basis of this increase in capital and additional debt financing, 956,880 shares in APL were acquired from Offtech Invest AS. Subsequent to this transaction, APL ASA became owner of 100% of the shares in APL. It follows from the above that Energivekst AS and Energy Ventures a.s share controlling ownership of APL ASA, and that the balance of the shares are owned by leading APL employees.

Deliveries in 2004

At the start of the year, the company had several large deliveries in progress: Daewoo STL ship equipment for LNG-ships (Korea), CFD 11 - SYS production system for FPSO (China), BZ 25-1 - SYS production system for FPSO (China), Dalia - BTL deep water loading terminal (Angola) and Energy Bridge - STL terminal for offloading of LNG (USA). At the end of the year, the STL ship equipment for LNG ships and the two SYS systems for China were almost completed, with a successful outcome.

During 2004, agreements have been entered into regarding several new deliveries: in the second quarter of 2004, APL secured a contract for the delivery of an ETP module (External Turret Production) for an FPSO development of the Chinguetti field offshore of Mauritania. In the third quarter, a contract was entered into for the supply of an STL ship equipment system for one additional LNG vessel, and in the fourth quarter a contract was entered into for the delivery of an STP system for the development of the Alvheim field on the Norwegian continental shelf. In addition to this, in the fourth quarter of 2004, letters of intent were signed for the supply of an SAL system for the De Ruyter field in the Dutch section of the North Sea and for the supply of an STP system for the development of the Volve field on the Norwegian continental shelf. Several potential deliveries are being pursued and it is expected that this work will result in new contracts being concluded during 2005.

Financial issues

During 2004, APL ASA has benefited from increased activity within the international

energy industry. The demand for the company's products increased during the year, resulting in a year of high activity and good utilization of capacity.

The 2004 turnover for the APL ASA group was NOK 595 million. The turnover is derived from two main market segments Production Systems (44.4%) and Loading and Ship Systems (55.6%).

The year's pre-tax result for the group totals NOK 24.0 million. The result after tax shows a surplus of NOK 16.1 million. The operating result before depreciation (EBITDA) for 2004 was NOK 60.2 million. At the closure of the financial year, the book aggregate equity capital totalled NOK 67.3 million, resulting in an equity ratio of 13.0%. At the end of the year the company had net interest carrying debt of NOK 147.9 million. The liquidity situation was satisfactory, with aggregated bank deposits and credit facilities amounting to NOK 147.8 millions. It is expected that the liquidity situation will continue to be satisfactory in 2005.

Prospects for the future

The backlog of orders at the start of 2005 was good, with order reserves of NOK 820,3 million. We will therefore continue to make excellent use of capacity during the current year. The positive market for the company's products is expected to continue into 2005. General global economic development, with the corresponding increase in the future demand for energy, means that the marketing prospects for the company's products are expected to be good in the future.

Against the background of the company's overall position at the end of the year and its future opportunities, the Board of Directors is of the opinion that a good basis exists for the continued operations of the company, and the accounts have been closed based on this assumption.

Health, environment, safety and gender equality

The working environment within the company is good. There were no serious injuries or accidents of any kind reported during 2004. Absenteeism through illness was normal, amounting to 2.6% of the total hours worked by employees. During the year, several initiatives were taken to improve the working environment and thereby prevent absence due to sickness.

The company's activities and operations, including input factors employed and the products delivered, have had an insignificant impact on the external environment. APL ASA's delivery of systems normally takes place before the systems are put in operation. Fault or deficiencies in the systems when they are in operation may result in oil pollution. It is APL ASA's contracting strategy to demand that the commercial conditions used in the company's supply contracts protect APL ASA from the economic consequences of potential pollution of this type.

APL is certified according to the ISO 9001 2000 standard. During 2004, the company also worked towards achieving certification according to ISO standard 14001 regarding environmental control and OHSAS standard 18001 regarding health, environment and safety. Certification is expected to be completed during the first half of 2005.

APL is facing clear challenges with respect to meeting the social objectives of achieving improved equality between the genders. At the close of the year 17 out of 102 employees were women. Out of 23 managers at various levels, there was one woman employee, who was at the lowest level of management. APL does not have any female board members. As there is only one female manager, and because most of the female employees are engaged in administrative support functions, the average salary for women is lower than that for men. The board and the administration of APL will work towards achieving a better balance of gender equality in the company.

Changes in accounting principles

The principle for the accounting of long term manufacturing cost has been changed in 2004. Figures for the earned project turnover and the corresponding project cost are now calculated according to how complete the project is. This change affects both the turnover and sales costs. In 2004, this has resulted in an increase in turnover and costs of NOK 5 million. The change has

162

been implemented in order to improve the information value of the accounts.

In connection with APL ASA applying for a listing with the Oslo Stock Exchange, APL ASA has prepared a separate report to meet the International Financial Reporting Standard (IFRS) transitional reporting requirements. APL ASA will convert to IFRS with effect from 2005 if the company is accepted for a listing with the Oslo Stock - Exchange, and if it proceeds with the listing. Usually, only consolidated financial statements are presented, as IFRS does not contain a requirement to present the financial statements of the parent company or subsidiaries. If the financial statements of parent companies or subsidiaries are presented according to IFRS, all relevant standards apply equally to each statement. During 2005, APL ASA will consider implementing IFRS in financial statements of parent and subsidiary companies.

Allocation of the result

The Board of Directors proposes that the parent company's profits for the year, of NOK 29,733,023 are allocated as follows:

Allocated for dividend	NOK 27 000 000
Added to distributable reserves:	NOK 2 733 023
Total	NOK 29 733 023

Following these allocations, the distributable equity in the parent company is NOK 503.438.

No events have occurred after 31 December 2004 that would require adjustment to or disclosure in the annual accounts as of 31 December 2004.

Arendal, 31 December 2004
9 February 2005

Ole Ertvaag
Chairman of the board

Ole Melberg

Carl K. Arnet
Member of the board/
Managing Director

19

163

Income Statement

Parent Company 01.01-31.12 2004	Parent Company 1.01-31.12 2003		Notes	Group 01.01-31.12 2004
		Operating income		
		Revenue	4	595 032 427
		Operating costs		
		Cost of sales		406 053 410
		Payroll expenses	6,7	85 681 444
		Depreciation	8,9	27 653 923
75 425	27 780	Other operating costs	5	43 140 981
75 425	27 780	Total operating costs		562 509 758
-75 425	**-27 760**	**Operating profit**		**32 522 669**
		Financial income/costs		
35 400 000		Income from subsidiaries	10	
6 520	2 000	Other financial income		898 068
-7 801 897		Other financial costs		-9 457 687
27 604 623	2 000	Result from financial items		-8 559 619
27 529 198	**-25 760**	**Result before taxes**		**23 963 050**
2 203 825		Taxes	19	-7 878 695
29 733 023	**-25 760**	**Result after taxes**		**16 084 355**
		For information:		
27 000 000		Dividend	17,20	
		Earning per share		
115,41		Earnings per share		82,43
115,41		Diluted earnings per share		82,43

21

Balance Sheet

Parent Company 31-12-04	Parent Company 31-12-03		Notes	Group 31-12-04
		ASSETS		
		Fixed assets		
		Intangible assets		
		R&D	8	7 424 000
		Technology rights	8	26 919 000
2 203 825		Deferred tax benefit	19	162 524
		Software	8	5 440 928
		Goodwill	8	156 387 636
2 203 825		**Total intangible assets**		**196 334 088**
		Fixed assets		
		Land and buildings	9	42 509 000
		Machinery, equipment, fixtures etc.	9	8 003 028
		Total fixed assets		**50 512 028**
		Long-term financial assets		
314 142 000	12 627 500	Investment in subsidiaries	10	
		Other shares		250 000
		Loans to employees	6,14	3 637 000
		Pension funds	7	601 000
314 142 000	**12 627 500**	**Total long-term financial assets**		**4 488 000**
316 345 825	**12 627 500**	**Total fixed assets**		**251 334 116**
		Current assets		
		Intentory		
		Inventory	11	9 196 000
		Receivables		
		Trade debtors	12	150 658 269
35 400 000	250	Other receivables	10	7 915 205
35 400 000	**250**	**Total receivables**		**158 573 474**
		Bank deposits etc.		
317 307	95 379	Cash-in-hand and bank deposits	15	99 845 729
35 717 307	**95 629**	**Total current assets**		**267 615 203**
352 063 132	**12 723 129**	**Total assets**		**518 949 319**

22

164

Balance Sheet

Parent Company 31-12-04	Parent Company 31-12-03		Notes	Group 31-12-04
		EQUITY AND LIABILITIES		
		Shareholders equity		
		Paid-in equity		
12 881 500	100 000	Share capital	18,20	12 881 500
	10 373 891	Determined reduction of share capital		
65 398 500		Share premium reserve	20	54 386 314
78 280 000	**10 473 891**	**Total paid-in equity**		**67 267 814**
		Retained earnings		
2 707 263	-31 901	Other equity	20	
2 707 263	**-31 901**	**Total retained earnings**		
80 987 263	**10 441 990**	**Total shareholders equity**		**67 267 814**
		Liabilities		
		Provisions		
		Pension liabilities	7	12 423 989
		Deferred taxes	19	8 282 120
		Total provisions		**20 706 109**
		Other long-term liabilities		
229 101 554		Mortgage loans	14	247 791 655
8 256 845		Short-term debt owed to Group	10	
237 358 399		**Total other long-term liabilities**		**247 791 655**
		Short-term liabilities		
		Trade creditors		58 649 999
		Taxes payable	19	87 437
		Public duties payable		6 594 948
27 000 000		Dividend	17,20	27 000 000
6 717 470	2 281 139	Other short-term liabilities	12,13	92 851 357
33 717 470	**2 281 139**	**Total short-term liabilities**		**185 183 741**
271 075 869	**2 281 139**	**Total liabilities**		**461 681 505**
352 063 132	**12 723 129**	**Total equity and liabilities**		**528 949 319**

Arendal, 31 December 2004
9 February 2005

Ole Ertvaag
Chairman of the board

Ole Melberg

Carl K. Arnet
Member of the board/
Managing Director

Cash Flow Statement

Parent Company 2004	Parent Company 2003		Group 2004
		Cash flow from operations:	
27 529 198	-25 760	Result before tax	23 963 050
		Ordinary depreciation	27 653 923
		Gain/loss from the sale of operational equipment	842 090
		Taxes paid	-14 595 572
		Changes in debtors, creditors and inventory	-103 204 270
-30 957 278	2 278 889	Change in other accruals	117 557 411
-3 428 080	**2 253 129**	**Net cash flow from operations**	**52 016 632**
		Cash flow from investments:	
-301 514 500	-12 627 500	Investment in shares	-250 000
8 256 845		Loans to parent company	
		Loans to employees	-3 637 000
		Pension funds	-601 000
		Sale of fixed assets	12 953 852
		Investment in fixed assets	-54 670 374
		Investment in intangible assets	-221 659 524
-293 257 655	**-12 627 500**	**Net cash flow from investments**	**-267 864 046**
		Cash flow from financial activities:	
229 101 554		Change of long-term loans	247 791 655
67 806 109	10 423 891	Increase in capital	67 806 109
296 907 663	**10 423 891**	**Net cash flow from financial activities**	**315 597 764**
221 928	49 520	Net change in cash	99 750 350
95 379	45 859	Cash as at 01.01	95 379
317 307	95 379	Cash as at 31.12	99 845 729

Notes

Note 1 Accounting principles

General background
The annual financial statement has been prepared in compliance with the rules and regulations contained in the Norwegian Accounting Act and in accordance with Norwegian Generally Accepted Accounting Principles.

Consolidation
The Group accounts show the aggregate financial position on the basis of the Parent Company and its holdings in other companies being presented as one single financial unit.

Holdings in subsidiaries where the Group owns in excess of 50 per cent of the shares and has a deciding influence are consolidated according to the acquisition method. This means that the difference between the cost of the shares and the company's net equity at the time of acquisition is distributed to the specific assets and liabilities where identified. Any residual value is treated as goodwill in the Group accounts. Goodwill is depreciated on a straight-line basis in the income statement, over the expected economic lifetime.

Accounting treatment of income
Income from the sale of goods and services is included in the income statement at the time of delivery.

In the case of long term projects, income is recorded using the percentage of completion method. This means that the appropriate portion of the expected profit is included as income in the income statement according to the degree of completion - calculated on the basis of the actual progress.

Accrued income, not yet invoiced, is shown in the balance sheet as trade debtors. Prepayments relating to long term projects are recorded as advance payments from customers and included in short-term liabilities.

Currency
The groups transactions take place partly in foreign currency, and to a considerable extent forward exchange contracts are used to reduce the risk of loss due to fluctuation in exchange rates. Such transactions connected with the turnover of goods and services and the corresponding balance sheet items are recorded at the sale rate of exchange.

Other short-term assets and liabilities are translated into Norwegian kroner at the year end rate of exchange.

Accounting treatment of costs
Costs are charged to the income statement when they are incurred.

Evaluation and classification of assets and liabilities - main principles
Assets intended for permanent possession or usage are classified as fixed assets. Other assets are classified as current assets. Receivables which are to be repaid within a period of one year are also classified as current assets. Similar criteria are applied to the classification of short- and long-term liabilities.

Fixed assets are recorded at acquisition cost, but are written down to their actual values when the fall in value is expected not to be of a temporary nature. Fixed assets with a limited economic life are depreciated according to appropriate plans. Long-term liabilities are shown in the balance sheet at the nominal amounts which were received at the time such liabilities were incurred. Long-term debt is not written up to its actual value as a result of a change in the interest rate in question.

Current assets, including inventory, are assessed at the lower of acquisition cost and actual value. Short-term liabilities are booked in the accounts at the nominal amounts received when such liabilities were incurred.

Some accounting items are evaluated in accordance with other rules and regulations; this is explained below.

Intangible assets
The acquisition of intangible assets is booked in the balance sheet according to the extent to which the applicable accounting criteria has been adhered. Costs related to R&D are charged to the income statement, except if the cost is related to development of concrete products to be delivered by the company.

Fixed assets and depreciation
Fixed assets are recorded at acquisition cost, reduced by the amounts of ordinary depreciation.

Such assets are depreciated in accordance with the straight-line principle, over their expected economic life.

Shareholdings in subsidiaries
Shareholdings in subsidiaries are evaluated according to the cost method of accounting.

Warranty liabilities
Liabilities relating to warranty work for completed projects are assessed at the estimated cost for such work. In case there are no known or likely liabilities, no provision is made.

Pension liabilities
The basis for accounting for pensions is a linear rate of return and expected final salary levels. The effect of actuarial estimate differences and changes in the pension plan are amortized over the estimated, average time to retirement.

Taxes
The tax charged to the income statement is related to the financial result of the year. When the equity method of accounting is used to assess the value of holdings in companies which are subject to taxation in their own right, in that case, tax will already have been deducted from the share of the result in question. Tax relating to equity transactions, e.g. Group contributions, is deducted from the equity.

The tax consists of tax payable (i.e. tax payable on the taxable income for the year) and any change in net deferred tax. The taxation cost is split between the ordinary result and the result from extraordinary items in the accounts, according to the tax base in question. Deferred tax as well as deferred tax benefit are shown on a net basis in the balance sheet.

25

Notes

Note 2 Pro forma income and other material items

Calculus became a parent company in connection with the acquisition of the remaining shares in Advanced Production and Loading AS (APL) in January 2004.

Pro forma income: (NOK mill)	2004	2003
Revenue	595.0	560.1

Other material items:
The provisions for expected warranty costs have been revalued in 2004 in APL. In total, a net of NOK 8 382 000 has been reversed on completed projects.

Note 3 Financial market risk

The Company is exposed to exchange rate changes. Customers are invoiced and goods are paid for in foreign currencies. In order to reduce the extent of such foreign exchange risk, APL use forward exchange contracts, hedging the risks relating to the various payments which are made and received by the Company. Gains and losses relating to such foreign exchange transactions are incorporated in the accounts when they are realised.

The market value of exchange contracts and swaps is estimated to NOK 31 900 000 and is not accounted for as at 31.12.2004.

The Companys long term debt is in NOK and subject to a floating interest rate. The Company is thus exposed to changes in the interest level.

APL has entered into the following forward exchange contracts as at 31.12.2004:

Type	Currency	Maturity	Amount	Average exchange rate
Sale	US dollar	2005	27 890 000	7,11
Sale	US dollar	2006	1 300 000	7,09
Purchase	Euro	2005	2 283 000	8,18

Agio and disagio in the income statement:	Parent 2004	Company 2003	Group 2004
Agio			
Disagio	-	-	-582 053
Net			-582 053

Non-hedged income from projects is recorded using the year end rate of exchange, and the project income has been charged NOK 10 500 000.

The USD exchange rate has appreciated compared to NOK in 2005 and the Company has entered into forward exchange contracts to eliminate further currency exchange risk.

Note 4 Segments

The business activity in the parent company may be segmented as follows:
- Production systems (PS)
- Loading- and ship systems (LS)

Segmentation (parent company): (NOK mill)	PS	LS	Total
Income	262,9	332,1	595.0
Project cost	-231,6	-283,0	-514,6
Project result	31,3	49,0	80,3
Other non-project cost	-22,5	-25,3	-47,8
Operating profit	8,8	23,7	32,5

26

Notes

Intangible assets	93,4	102,8	196,2
Inventory	4,2	5,0	9,2
Trade debtors	42,5	108,2	150,7
Trade creditors	10,0	46,8	56,8
Other short-term liabilities	48,3	44,6	92,9

Geographical breakdown of income: (NOK mill)	Parent Company 2004	Parent Company 2003	Group 2004
Norway			93,2
USA/Canada			180,1
Africa			148,7
Asia			157,2
Others			15,8
Total			595,0

Note 5 Other operating costs and public contributions

Other operating costs comprise the following:	Parent Company 2004	Parent Company 2003	Group 2004
Cost related to buildings etc.			4 055 028
Office expenses			8 373 585
External consulting services	75 425	27 760	3 483 112
Patent fees			2 852 891
Travelling			17 887 977
Marketing and product development			6 688 389
Total	75 425	27 760	43 140 981

The subsidiary APL has received approval for Skattefunn (Tax refund) for 2003, 2004 and 2005. Total contribution from Skattefunn for 2003 and 2004 has been booked in 2004 as reduction of product development cost with NOK 1 423 708.

Note 6 Salary expense, number of employees, allowances to manager etc.

Payroll expenses comprise the following items:	Parent Company 2004	Parent Company 2003	Group 2004
Salaries (including bonus payments)			85 814 835
Social security costs			8 185 166
Pensions costs			5 770 796
Capitalized personnel costs			-3 184 340
Other personnel costs			8 074 987
Total			95 881 444
Average number of employees:			108

Salary and other remuneration for leading personnel in Calculus:	Salary (inc.bonus)	Other remuneration	Loan
Carl K Arnet - managing director	2 177 827	127 052	200 000

Salary and other remuneration have not been paid by Calculus AS. The abovementioned amount is paid by APL.

Compensation to Board of Directors for 2004 has been charged to the income statement with NOK 470 000.

The Managing Director's contract entitles him to 12 months' pay from the date of termination of employment before the age of 50, extended to 24 months after the age of 50. The Managing Director has a separate agreement regarding early retirement, see note 8.

APL has made loans totaling NOK 3 637 000 to staff, NOK 200 000 of which is loan to the Managing Director. The loans are on an interest-only basis and unsecured. The interest is equivalent to the tax-free rate of interest for loans to employees set by the authorities.

An agreement was in 2004 entered into between APL and its staff. The agreement stipulates that a certain part of the APLs profit will be paid as a bonus, based on an agreed allocation model. The Managing Director has a corresponding profit-related bonus contract. The estimated costs involved were charged to the income statement of the 2004 accounts.

External auditor
NOK 21 000 in respect of mandatory auditing, NOK 8 000 for other auditing services and NOK 23 126 for non-auditing services were charged to the 2004 income statement of the Parent Company.

Corresponding Group figures were NOK 212 600 in respect of mandatory auditing, NOK 181 008 for other auditing services, NOK 69 120 for tax services and NOK 35 326 for non-auditing services. All figures are exclusive of VAT.

Note 7 Pensions - costs, accruals and liabilities

The staff employed, totalling 102 persons are members of a contributory pension scheme which entitles them to future pension benefits. Such benefits are dependent upon the number of years during which accruals have been accumulating, the level of wages or salary at the time of pensionable age, as well as the state pension benefits payable. The pension scheme is managed by and funded through a life assurance company.

The Managing Director has a separate agreement regarding early retirement from the age of 60. Pension payments shall be made by APL. The cost of the early retirement from 60 to 63 is partly covered by the Managing Director himself. In order to secure the payments APL has bought a annuity insurance from a life insurance company. Payments to the annuity in 2004, totaling NOK 306 000, belong to APL and are classified as pension funds.

Actuarial valuations of pension liabilities and pension funds are made at the end of each accounting year for both schemes. Pension liabilities are shown under liabilities in the balance sheet and any change is charged to the profit and loss account. The impact of changed actuarial estimates is amortized over the estimated average remaining time to retirement in case the estimates exceeds 10 per cent of pension liabilities or pension funds, whichever is the larger ("corridor").

	2004
Discount rate	5,50 %
Expected rate of return on pension funds	6,50 %
Expected salary adjustment	3,00 %
Expected regulation of basic amount	2,00 %
Expected pension adjustment	2,00 %

Pension liabilities and pension funds: (Amounts in NOK thousand)	Group pension 31.12.04	Early retirement 31.12.04
Liabilities incurred	42 683	1 354
Pension funds	-31 782	-1 996
Net pension liabilities	10 901	-642
Social security costs	1 523	
Actuarial estimation deviations		41
Pension liabilities	12 424	-601

Pension costs for the year: (Amounts in NOK thousand)	Group pension 2004	Early retirement 2004
Pension costs	5 294	164
Interest cost of pension incurred	1 953	62
Expected return on pension funds	-1 761	-103
Effect of actuarial estimation deviations		
Service cost	162	
Net pension costs	5 648	123

Notes

Note 8 Intangible assets

Group	Software	Technology rights	Capitalized R&D	Goodwill	Total
Acquisition cost 01.01					-
Additions	6 934 990	31 060 000	7 908 000	173 764 151	221 659 524
Disposals		-	-	-	-
Acquisition cost 31.12	6 934 990	31 060 000	7 908 000	173 764 151	221 659 524
Accumulated write-down 31.12	-		-		-
Accumulated depreciation 31.12	-1 494 062	-4 141 000	-484 000	-17 376 515	-30 243 716
Book value 31.12	5 440 928	26 919 000	7 424 000	156 387 636	196 171 564
Write-down during the year	-	-	-	-	-
Depreciation during the year	1 494 062	4 141 000	484 000	17 376 515	23 495 577
Economic life	3 years	5-10 years	5 years	10 years	
Method of depreciation	Straight-line	Straight-line	Straight-line	Straight-line	

Goodwill relates to the acquisition of APL and is depreciated over 10 years based on expectations with respect to long term profit.

Capitalized R&D relates to development of specific products. Total R&D-costs not capitalized amount to NOK 3 498 000 in 2004.

Note 9 Fixed assets

Group	Land and buildings	Machinery, equipment, fixtures etc.	Total
Acquisition cost 01.01	46 692 808	30 752 210	77 445 018
Additions	15 391 715	5 305 984	20 697 699
Disposals	-18 385 152	-4 644 133	-23 029 285
Acquisition cost 31.12	43 699 371	31 414 061	75 113 432
Accumulated depreciation 31.12	-1 190 371	-23 411 033	-24 601 404
Accumulated write-down 31.12	-	-	-
Book value 31.12	42 509 000	8 003 028	50 512 028
Depreciation during the year	604 624	3 553 722	4 158 346
Write-down during the year	-	-	-
Economic life	50 years	3-10 years	
Method of depreciation	Straight-line	Straight-line	

Acquisition cost and accumulated depreciations above relates to values recorded in the subsidiary APL.

The Group has entered various rental agreements for premises and equipment. Total rental cost for premises is NOK 1 455 000 and rental of computer equipment NOK 250 000. Rental of software is not included. All rental cost is charged to the income statement when they are incurred.

The office building in Kittelsbuktveien 5 was sold in 2004, resulting in a loss of NOK 474 000.

APL owns the office building in Vikaveien 85. The area is 2 215 square meter and is used solely by APL.

29

Notes

Note 10 Subsidiaries, shareholdings and inter-company balances

	Date of acquisition	Registered office	Shareholding	Voting rights
Calculus AS has equity stakes in these companies:				
Advanced Production and Loading AS	28-01-04	Arendal	100 %	100 %
Advanced Production and Loading AS has equity stakes in these companies:				
Advanced Production and Loading Inc.	30-08-97	Houston	100 %	100 %
Advanced Production and Loading Technology AS	30-12-99	Arendal	100 %	100 %
Seaconsult AS	1997-2001	Arendal	100 %	100 %
APL do Brasil Ltda	01-08-02	Rio de Janeiro	100 %	100 %
APL Asia Sdn Bhd	08-12-04	Kuala Lumpur	100 %	100 %

The subsidiary is recorded in the group accounts according to the cost method as of 31.12.2004

Intercompany balances:
The Company has a long term loan from the subsidiary APL amounting to NOK 8 256 845.
Included in Other receivables is Companys receivable related to dividend from APL amounting to NOK 35 400 000.

Note 11 Goods

	Parent 2004	Company 2003	Group 2004
Raw materials			1 452 000
Manufactured goods			7 744 000
Total			9 196 000
- of this evaluated to acquisition cost			7 578 000
- of this evaluated to actual value			1 618 000
Total			9 196 000

Note 12 Long-term projects as of 31.12

At the end of the year the subsidiary APL is involved in 11 principal projects. As of 31.12.2003, 5 principal projects were in progress. Projects in progress are recorded at cost plus a portion of the estimated profit to be made (current accounting including profit) and presented together as trade debtors and other short-term liabilities.

	2004
Accrued income, not yet invoiced	
Value of projects in progress	425 905 000
Invoiced customers	-331 552 000
Accrued project cost	-31 691 000
Prepaid project cost	718 000
Total (included in trade debtors)	63 380 000

30

168

Notes

Pre-invoiced production	
Value of projects in progress	336 592 000
Invoiced customers	-331 684 000
Accrued project cost	-58 191 000
Prepaid project cost	
Total (included in other short-term liabilities)	-53 483 000
Estimated contract result 31.12:	76 390 000
Portion of trade debtors withheld by customers due to contractual conditions:	0%

APL expects a loss related to one long term project. Estimated loss is entirely accounted for in 2004. Estimated remaining progress for this project is 80%.

Note 13 Other short-term liabilities

Other short-term liab. comprise the following:	Parent Company 2004	Parent Company 2003	Group 2004
Accrued cost - finished projects			1 550 000
Prepayments			53 483 000
Provisions related to payroll (incl.bonus)			22 824 636
Accrued interest	6 687 470		6 737 470
Other short-term liabilities	30 000	2 281 139	8 456 251
Total	6 717 470	2 281 139	92 851 357

Note 14 Receivables and liabilities

	Parent Company 2004	Parent Company 2003	Group 2004
Receivables maturing later than in 1 year			
Loans to employees			3 637 000
Long-term liabilities maturing after 2009	140 771 400		154 481 501

In relation to the acquisition of the shares in APL the Company was granted a loan by Offtech Invest AS amounting to NOK 201 102 000. Interest rate is floating at 12 m NIBOR + 1,2% margin, Average interest rate in 2004 was 3,58%.

In case that more than 50% of the shares in the subsidiary APL, or substantial parts of APLs business or assets is sold, Offtech Invest AS is entitled to additional compensation according to the loan agreement.

The loan from Offtech Invest AS matures for payment in case Calculus AS is listed on the stock exchange or more than 50% of the shares is sold. Dividend to the shareholdes of Calculus AS has to be approved by Offtech Invest AS in case the loan and accrued interest is not fully repaid.

Related to acquisition of the shares in APL the Company has a bank mortgage loan amounting to NOK 35 000 000. Interest rate is 3 m NIBOR + 1,5% margin. The loan shall be repaid within 3 years, but any compensation from sale of shares in APL shall be paid as installments to the bank. Average interest rate in 2004 was 3,8%.

The subsidiary APL has a mortgage loan amounting to NOK 18 500 000. The loan had no installments until 30.06.04. Thereafter the installments amount to NOK 250 000 each quarter. Interest rate is 3 m NIBOR + 0,9% margin, Average interest rate in 2004 was 2,9%.

APL has obtained a construction loan amounting to NOK 18 000 000. As of 31.12.04 NOK 190 101 has been utilised of this facility. Interest rate is 3 m NIBOR + 0,9% margin. In addition, a provision of 0,125% each quarter will apply. After completion of the new office in Vikaveien 85, the loan will be converted to a mortgage loan with the same interest terms as the existing loan. Quarterly installments will amount to NOK 300 000.

Note 15 Restricted cash-accounts

For the Group restricted cash deposits amounts to NOK 3 282 863.
The Group has been granted an overdraft facility of NOK 30 000 000. The facility was not utilised as of 31.12.2004.

31

Notes

Note 16 Provisions against liabilities

Provisions for expected warranty work (completed projects):	Group 2004
Balance 01.01	12 031 000
Change during the year	-5 649 000
Reversation	-6 382 000
Balance 31.12	0

Based on historical cost for warranty work, the provisions have been revalued in 2004, see note 2.

Note 17 Pledges and guarantees etc.

The Parent Companys shares in APL have been pledged as security for the principal part of the Companys long term debt.

The Parent Company has guaranteed for APLs obligations towards financial institutions, within an overall credit limit amounting to NOK 393 000 000, with addition of a limit for forward exchange contracts amounting to NOK 500 000 000.

The Groups office building located at Vikaveien 85, together with operating equipment, trade debtors and stocks have been pledged as collateral security for the abovementioned overdraft facility, mortgage loans and guarantees issued on behalf of APL. The book value of collateralised assets in APL amounted to NOK 210 026 821 as at 31.12.2004. At the same time, bank guarantees issued totalled NOK 190 439 926.

The overdraft facility, morgage loans and guarantee-limits granted to APL are conditioned by compliance with certain key financial figures derived from APLs accounts. APL is not in breach of any of these conditions as of 31.12.2004. The Group is not allowed to undertake additional obligations, including new loans, guarantees and pledging, distribute dividends or other transfers, without the written consent from the bank. In addition, the bank has to agree to substantial changes in ownership, including merger and/or demerger.

APL has guaranteed NOK 1,000,000 regarding employees loans in Sparebanken Sør.

Note 18 Share capital and shareholder information

The share capital of the Parent Company as of 31.12.04 is NOK 12 881 500 divided into 257 630 shares with a nominal value of NOK 50. The share capital consists of 143 733 A-shares and 113 897 B-shares.

A-shares have one vote per share. B-shares have no voting rights, except for election of the Board of Directors. B-shares have priority to preferential dividend. The Company and/or owners of the B-shares have at any time after 31.01.09 right to claim the B-shares redeemed, provided that legal basis to such redemption exist.

The Companys shareholders have entered into shareholder agreements.

The Companys articles of association contains priority stipulations regarding purchase of shares.

Ownership structure:	Number of A-shares	Ownership A-shares	Number of B-shares	Ownership B-shares	Total number of shares	Ownership total
Energivekst AS	67 075	46,7 %	75 931	66,7 %	143 006	55,5 %
Energy Ventures AS	33 538	23,3 %	37 966	33,3 %	71 504	27,8 %
Carl K. Arnet (Managing director)	20 000	13,9 %			20 000	7,8 %
Arild Bech	3 500	2,4 %			3 500	1,4 %
Rest of employees (<1% ownership)	19 620	13,7 %			19 620	7,6 %
	143 733	100,0 %	113 897	100,0 %	257 630	100,0 %

Energivekst AS is represented in the Board of Directors by Ole Ertvaag.
Energy Ventures AS is represented in the Board of Directors by Ole Melberg.

32

169

Notes

Note 19 Taxes

	Parent Company 2004	Parent Company 2003	Group 2004
The year's taxes is calculated as follows:			
Taxes payable			-238 028
Change in deferred tax	2 203 825		-10 208 989
Adjustment of tax for 2003			2 568 322
Taxation cost based on ordinary result	**2 203 825**		**-7 878 695**
Taxes payable as of 31.12 is calculated as follows:			
Taxes payable			238 028
Pre-paid taxes (outside Norway)			-150 591
Tax for 2001, not settled			
Taxes payable due as of 31.12.			**87 437**
Reconciliation - from nominal to actual tax rate:			
Ordinary result before taxes	27 529 198		23 963 050
Extraordinary result before taxes			
Pre-tax result for the year	27 529 198		23 963 050
Expected income tax at nominal rate of tax (28%)	7 708 175		6 709 654
Taxation effect on the following items:			
Non-tax deductible costs			1 030 866
Non-taxable income			-1 448 259
Received non-taxable dividend from subsidiary	-9 912 000		
Depreciation goodwill			3 903 063
Adjustment of tax for 2003			-2 568 322
Change in Norwegian tax rules			110 838
Different rate of tax in subsidiaries			140 854
Taxation cost	-2 203 825		7 878 695
Effective rate of tax	**-8,0 %**		**32,9 %**

Breakdown of tax effect of temporary differences:

Parent Company	2004 Benefit	2004 Liability	2003 Benefit	2003 Liability
Tax loss carried forward	7 870 602			
Total	7 870 602			
Net deferred tax liability (benefit)	2 203 825			-
of which deferred tax benefit not offset				
Gross deferred tax liability (benefit) in balance sheet	2 203 825			

Group	2004 Benefit	2004 Liability
Operating equipment	7 657 350	
Inventory	702 017	
Trade debitors	600 000	
Pension liabilities	12 552 481	
Projects in progress		62 368 099
Loss/gain operating equipment	3 165 714	
Goodwill	101 393	
Tax loss carried forward	8 590 589	
Total	**33 369 544**	**62 368 099**

33

Notes

	Parent Company 2004	Parent Company 2003	Group 2004
Net deferred tax liability (benefit)			8 119 595
of which deferred tax benefit not offset		162 524	
Gross deferred tax liability (benefit) in balance sheet		**162 524**	**8 282 119**

Deferred tax benefit is recorded on the basis of future income.

Change in deferred tax:	Parent Company 2004	Parent Company 2003	Group 2004
Net deferred tax benefit / liability at 01.01			2 061 869
Deferred tax in income statement	2 203 825		-10 208 989
Deferred tax relating to equity transactions			27 525
Net deferred tax benefit / liability at 31.12	**2 203 825**		**-8 119 595**

Note 20 Shareholders equity

Parent Company:	Share capital	Net reg. cap.changes	Share premium reserve	Other equity	Total
Equity 31.12.03	100 000	10 373 891		-31 901	10 441 990
Capital reduction 27.01.04	-100 000	93 859		6 141	-
Capital increase 27.01.04	2 083 550	-10 467 750	8 374 200		-
Capital increase 27.01.04	62 500		250 000		312 500
Capital increase 20.02.04	10 725 450		56 774 300		67 499 750
Result for the year				29 733 023	29 733 023
Dividend				-27 000 000	-27 000 000
Equity 31.12.04	**12 871 500**	**-**	**65 398 500**	**2 707 263**	**80 987 263**

Dates for capital reduction and capital increase relates to the dates the changes were registered in Register of Business Enterprises (Foretaksregisteret).

Group:	Share capital	Net reg. cap.changes	Share premium reserve	Other equity	Total
Equity 31.12.03	100 000	10 373 891		-31 901	10 441 990
Capital reduction 27.01.04	-100 000	93 859		6 141	-
Capital increase 27.01.04	2 083 550	-10 467 750	8 374 200		-
Capital increase 27.01.04	62 500		250 000		312 500
Capital increase 20.02.04	10 725 450		56 774 300		67 499 750
Result for the year				16 094 355	16 094 355
Dividend			-11 012 186	-15 987 814	-27 000 000
Currency translation effect				-70 781	-70 781
Equity 31.12.04	**12 871 500**	**-**	**54 386 314**	**-**	**67 287 814**

21 Other off-balance sheet obligations

With effect from 01.10.1998, the subsidiary APL acquired exclusive rights to the commercial utilisation of technology owned by Offtech Invest AS. The purchase price was NOK 65 million. That amount has been capitalised in the Company's balance sheet. Retention of the full rights require that APL markets the technology-products included in the patents and also that APL do not lodge a petition for bankruptcy or compulsory winding up.

34

170

ERNST & YOUNG

To the Annual Shareholders' Meeting of
Calculus AS

Auditor's report for 2004

We have audited the annual financial statements of Calculus AS as of 31 December 2004, showing a profit of NOK 29.733.023 for the parent company and a profit of NOK 16.034.355 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of the operations and cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations

Arendal, 9 February 2005
ERNST & YOUNG AS

Johan Brugsverd
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

35

Terms and expressions

BLS
Bow Loading System (BLS).
This is an APL Loading System.

BTL
Buoy Turret Loading (BTL) system.
This is an APL Loading System.

EPCI
An EPCI contract is a type of contract which includethe responsibility for Engineering Procurement Construction and Installation.

ETP
External Turret Production (ETP) system is an APL Production System.

FPSO
A Floating Production Storage and Offshore Loading (FPSO) vessel is a floating unit deployed in the offshore production of oil and gas.

FSO
A Floating Storage and Offshore (FSO) vessel is a floating unit used in the offshore storage of oil and gas.

GTL
Gas to Liquids (GTL).
This is an APL processing system.

Loading Systems
One of APL's two business segments. The other business segment is called Production Systems.

OLS
Offshore Loading System (OLS).
This is an APL Loading System.

Production Systems
One of APL's two business segments. The other business segment is called Loading Systems.

SAL
Single Anchor Loading (SAL) system.
This is an APL Loading System.

SAP
Single Anchor Production (SAP).
This is an APL Production System.

SDS
Stern Discharge System (SDS).
This is an APL Loading System.

Semi
A Semi-submersible rig, often referred to as a Semi or a Semi rig, is a type of platform used in the offshore production of oil and gas.

SPAR
A SPAR Platform is a type of platform utilized in the offshore production of oil and gas.

STL
Submerged Turret Loading (STL) system is a core APL product that can be used as both a Production System and Loading System.

STP
Submerged Turret Production (STP) system.
This is an APL Production System.

SYS
SAL Yoke System (SYS).
This is an APL Production System.

TLP
A Tension Leg Platform, often called a TLP, is a type of platform used in the offshore production of oil and gas.

VOC
Volatile Organic Compound Recovery & Return (VOC) system. This is an APL processing system.

36


A P L

172

Appendix III Annual report 2005 for APL ASA


Annual Report 2005
APL

173

This is APL

APL has two product lines

Production Systems: Products and services related to the mooring of FPSOs and FSOs

Terminal Systems: Products and services related to the loading of oil and gas into shuttle tanker/pipeline

APL is a competence driven organisation with a global presence

APL headquarters are located in Arendal, Norway

In addition APL has offices in Malaysia, USA, Brasil, France, UK, Singapore and China.

APL had an order backlog of NOK 852 million at year-end

The most important projects executed in 2005 were:

- BW Offshore Pemex KMZ Project
- CNOOC Wenchang/ Xijiang
- Daewoo 3 LNG ship sets
- Marathon FPSO Alvheim
- BW Offshore Chinguetti
- Petro-Canada De Ruyter
- Technip Dalia

APL achieved strong results in 2005

- Revenues of NOK 1 035.2 million, a 74% growth from 2004
- Operating result (EBIT) was NOK 81.4 million, a 76% growth from 2004
- Profit before tax was NOK 68.7 million, a 82% growth from 2004

APL's share price has increased 143 per cent since listing

- APL was listed at Oslo Børs 18 March 2005 at NOK 49
- APL's share price was NOK 81 at year-end 2005 and NOK 119 end of April 2006
- APL has approximately 600 shareholders

History

Advanced Production and Loading AS (APL™) was founded in 1993, with the purpose of developing and exploiting the Submerged Turret Loading (STL™) and Submerged Turret Production (STP™) mooring system technologies.

APL began operating on 1 May 1993 and the company became a wholly-owned subsidiary of Statoil in 1998. Since then, APL has held an exclusive, royalty-free licence to all Statoil-owned patents and rights associated with the STL, STP and SAL technologies. As of 1 September 2002, APL acquired the business activities of Hitec Marine AS, in order to fully integrate all technologies associated with offshore loading. In 2003 Statoil and APL's management agreed on a management buy-out, which was concluded on 28 January 2004. APL was listed on the Oslo Stock Exchange in March, 2005.

APL can offer comprehensive references, including major oil companies such as Statoil, Norsk Hydro, Shell, BP, Conoco-Phillips, Enterprise Oil, Amerada Hess, Marathon, Woodside Petroleum, Petrobras, Total, Chevron-Texaco, Lukoil and CNNOC, as well as major contractors and ship owners like Aker-Kværner, Bergesen Worldwide Offshore, PGS, Rockwater, Technip, TeeKay, Daewoo, Halliburton, Exmar and Knutsen OAS.

Detailed, up-to-date references are listed at www.apl.no.

Company Structure

APL has about 190 employees, covering project management, sales and administration, engineering, procurement, installation and after sales.

Due to high demand we are increasing our presence and engineering support capability worldwide with expansion in Houston and particularly in Asia where over 30 engineers now employed in Kuala Lumpur. With additional marketing and service offices in Aberdeen, Paris, Singapore, Shanghai and Rio de Janeiro. APL is well positioned in the World's Oil and Gas markets.

APL ASA

Advanced Production and Loading AS

- Representation Office France
- APL Malaysia Sdn Bhd 49%
- APL Inc.
- APL Asia Sdn Bhd
  - Representation Office Shanghai
  - Branch Office Singapore
- APL do Brasil Ltda
- APL UK Ltd

APL

174

Key Figures

Figures in MNOK	2003*	2004**	2005**
Total revenues	560,1	595,1	1035,2
EBITDA	67,6	56,6	94,2
EBIT	53,5	46,3	81,4
EBT	39,5	37,7	68,7
Net income	30,6	29,8	48,4
Earnings per share	2,1	1,15	2,46
Earnings per share fully diluted	2,1	1,15	2,46
Outstanding shares	14 373 300	25 763 000	19 538 162
Fully diluted shares	14 373 300	25 763 000	19 538 162
	31.12.2003	31.12.2004	31.12.2005
Total fixed assets	260,8	268,7	283,5
Total current assets	256,4	323,1	586,4
Total assets	517,2	591,8	869,9
	31.12.2003	31.12.2004	31.12.2005
Total equity	78,3	99,3	323,6
Total liabilities	439,0	492,5	546,3
Total equity & liability	517,2	591,8	869,9

* pro forma figures according to NGAAP
** consolidated figures according to IFRS

Revenues 2003 — MNOK total 560,1
Revenues 2004 — MNOK total 595,1
Revenues 2005 — MNOK total 1035,2

Loading systems / terminals
Production systems

05

Gearing up for the future

Carl K Arnet, CEO

APL has had yet another year with record high activity and profit levels. The oil service industry is spurred by increasing E&P spending and APL as a late investment cycle company is at this stage experiencing increased activity due to development of existing discoveries. Looking ahead, increased oil exploration is expected to result in a long and healthy business cycle.

2005 was characterized by a steady order intake. Important milestones were the awards of two major projects in China, Wenchang II and Xijang and the Gulf of Mexico project, Ku-Malob-Zaap (KMZ). These awards underpin the company's strong position in the very important Asian market and the versatility of our design by accommodating the worlds biggest oil flow rate for any single FPSO in the case of KMZ. Again proving up our vision of being the most innovative and leading supplier of concepts for offshore oil and gas production and transfer.

APL continued to increase its operations during 2005 both in geographical terms and in numbers. All the projects under development have progressed according to our expectations, except for the Dalia project. This project has been a challenge to APL both in terms of a strenuous verification program and a longer than

06



normal project execution duration. The number of parallel projects under development has grown to more than 10 over a relatively short time span, proving the versatility of the APL business model. As for the near future, APL will in the coming 18 months provide more technology by tonnage than in the preceding 72 months.

In 2005 APL's position in Asia was considerably strengthened. The establishment and staffing of the regional office in Kuala Lumpur, Malaysia is the best evidence of this positive development. The office is now fully operational, after having completed three recruitment campaigns and hired about 30 dedicated employees. The internal training program is still ongoing and has yielded much quicker results than expected.

Quality, Health, Safety and Environment will continue to be the focus of attention in all our activities, from product development to project execution. To date, APL has registered more than 120 years of accumulated offshore use for all systems; more than 2 billion barrels of oil have been produced or exported and more than 3500 shuttle loads have been transferred. In the past year, the environment was not affected by any oil spillages resulting from system malfunction or operator error. Our absentee rate due to illness has reached an historic low figure of 1.2%.

2005 was also a year when APL went from being privately held to becoming a publicly listed company. The listing of APL at the Oslo Stock Exchange (OSE) 18 March 2005 was well received by the market. At the end of the year APL had 580 shareholders of which approximately 30 % were Norwegian and 70 % were international. The market capitalization of the company increased significantly through the year and was in line with the development of the Oil Service Industry Index on the OSE.

The outlook for APL is very positive. Order backlog was at record level at the start of 2006 and we are bidding a record number of prospects. General market analysis supports our belief that APL is very well placed for further rapid growth. Furthermore the floating production market is characterized by the entry of more shipping based players. These players will provide even more market opportunities for APL.

The offshore LNG terminal concept has through 2005 been gaining acceptance in the industry. Several players have announced specific plans for import terminals to the US East and West Coast. The concept is under evaluation in other markets. APL has firm orders for technology to equip 5 LNG tankers with terminal capabilities and is seeing increased bidding to shipyards for new projects.

The rapid expansion of the business has created some capacity restrictions in the supply chain. However, APL has taken and will continue to take steps to ensure that the usual execution times for our systems will be met for the future. Establishing this operational flexibility going forward will constitute a significant advantage in the marketplace contributing to further steady growth.

Carl K. Arnet
CEO

07

STP Submerged Turret Production | STL Submerged Turret Loading | SAL Single Anchor Loading | SYS SAL Yoke System | ETP External Turret Production | BTL Buoy Turret Loading

Core technologies and competences

During the last five years, APL has doubled its market share

Advanced Production and Loading (APL) pioneered the development of the disconnectable turret solution known as STL (Submerged Turret Loading) system. The system was developed with the aim to improve the operational envelope in offshore loading operations involving shuttle tankers. The STL system was the world's first turret that offered a highly reliable ship interface, and it was soon to be developed further to the Submerged Turret Production (STP) system.

The STP system provides a new risk management solution for offshore FPSO projects by allowing the FPSO and field equipment to be developed independently. Based on the technology developed for the STL and STP, APL now has a full range of systems covering all development related scenarios.

Over the years, APL has introduced several innovative concepts to serve this market, including STL for FSOs and STP, SYS and ETP for FPSOs. These reliable, versatile and cost-efficient solutions have enabled APL to compete aggressively in this market; and during the last five years, APL has doubled its market share.

Advanced Production and Loading (APL) has organised its products in two core areas, namely Production Systems and Terminal Systems.




SAL/SYS shallow water
STL Core technology
STP harsh environment
SAL/BTL/ETP benign water
SAL ice
DW SAL/DW BTL deeper water
Product expansion
STL applied within new areas
Both product expansion and STL applied within new areas

06

176


FPSO
APL High Capacity Buoy at Marathon FPSO Alvheim

Production Systems
Provides turret and mooring systems for the FPSO (Floating Production Storage and Offshore loading) and FSO (Floating Storage and Offshore loading) industries.

Terminal Systems
Terminal Systems comprises technologies related to mooring and transfer of oil and gas between offshore units.
In addition, APL offers a number of complementary technologies, helping our customers to maximise the value of their assets.

Systems for reduction of VOC emissions

- VOC Recovery System
- VOC Return System
- STTA - Sequential Transfer of Tank Atmosphere
- GTL - Gas To Liquids processing systems

Dynamic risers engineering
The ability to propose a complete system, including the dynamic risers that interact with the mooring system, is a logical extension of APL's core business. APL has the requisite in-house expertise and software to perform these tasks.

Offshore installation
In order to be able to provide customers with a turnkey EPCI delivery, APL has offshore installation expertise.
APL has considerable activity associated with maintenance and modifications of existing systems.


BLS


SDS


VOC

STTA

GTL

Development of technology

APL has delivered the world's first offshore LNG terminal

APL's business concept is to provide Production Systems and Terminal Systems to floating units within the offshore oil and gas industry. APL's strategic focus is on products and services in the interface between the seabed and the vessel. APL's core products are based on patented technology.

APL's products constitute a critical part of the oil and gas production value chain with the oil companies' cash flow literally "running through" APL's Production Systems and Terminal Systems.
To support this strategy, APL allocates substantial resources to the development of cutting-edge technological solutions relating to production and loading systems for marine transport of oil and gas. The company made considerable headway in its efforts as evidence by the completion of new developments in product and project execution.

APL's has solid competence and knowledge about vessels and the production of oil and gas. Furthermore, APL has in-depth knowledge about how ships behave at sea and associated forces for station keeping and component design. This competence and knowledge has formed the basis for the development of the product portfolio.

The core STL technology was originally developed for harsh environment North Sea clients such as Statoil, demanding simple yet solid products. Later, APL has sought to tailor its product line to the specific needs of its increasing portfolio of customers. As a result, APL has developed a product portfolio reflecting a wide range of product specifications and price levels.
As a consequence of its design practices APL frequently uses less steel than its competitors.

Examples of successful innovations over the last years include the STL for offshore

APL Buoy in production




L N G

APL LNG terminal for the Gulf Gateway

LNG terminals, SYS Production System for very shallow water (Bohai Bay, China), the ETP Production System for deep water (Chinguetti field, Mauritania), and the BTL Loading System for ultra deep water (Dalia field, Angola).

APL has also made considerable progress in the development of fluid swivel technology. The company now has proven designs for single and multibore swivels, covering pressure levels from low (20-100 bar) to medium (100-250 bar) and a wide range of flow rates. APL will continue to develop the company's swivel technology, and is currently in the process of testing its technology for:

- Extreme conditions for sand/particle production
- Ultra high pressure (1,000 bar)
- LNG (-160°C)

The LNG terminal is the result of long term co-operation with Excelerate Energy. The concept employs APL's tried and tested STL technology and a medium pressure gas swivel and connector. LNG will become increasingly important as a source of energy in the future, and APL will continue its development of technological solutions and concepts for this very promising market sector.

In its development of technology, APL aims to be at the cutting edge of capabilities, in terms of environmental loads, deep and shallow water, ice waters and fluid pressures. Last, but not least, APL focus on cost efficiency in the development of every project.

APL STL LNG Compartment

STL TECHNOLOGY

11

Market

Loading Systems
Production Systems

In combination with production- and terminal systems APL has delivered 105 equipment packages. Among these 70 BLS and SDS systems. In addition to our common markets these systems have been installed on units in South America and Australia.

The floating production and offloading markets have grown rapidly over the past decade.
APL has reason to believe that this trend will continue at an accelerating rate in the years to come.

General overview
APL operates in the international oil services sector, focusing on floating production, storage and offloading solutions, and advanced offshore terminals for severe weather conditions in terms of wind, waves and currents.

APL operates in all major markets for offshore oil development around the globe, from the ultra deep seas of Africa and Brazil to the ultra shallow seas of China, including the harsh North Sea and ice-plagued Russian waters. Based on existing discoveries of oil, a large number of field developments are expected in these areas during the next ten years.

High oil and gas prices, increasing demand and limited supply are likely to be the major drivers for increased spending on development of production solutions during the next two to five years.
APL faces competition in the turret mooring market from other players like SBM, Bluewater and Sofec. Other contractors also offer turret mooring solutions, but their impact is limited.

APL is differentiated from its main competitors who provide complete, turnkey FSO/FPSO solutions, including hulls, process plant, turret mooring, and more. At the same time an increasing number of contractors without in-house mooring technology are now entering the FSO/FPSO market. As APL specialises in mooring technology, new contenders regard APL as the premier independent provider of turret mooring technology. Their increasing market presence therefore represents an area of strong potential for APL.

Geographical markets
APL has traditionally held a very strong market position in the North West European Continental Shelf. This is reflected in APL's installed project base in the region.

However, over the years, APL has also established a substantial presence in other markets; the most dominant ones being China, West Africa, the Americas, the former USSR and Austral-Asia. Given the growth in economy and the extent of unexplored resources, these regions naturally form the most important markets for APL in the years to come.

APL will continue investing in these markets, and has today established offices and/or partners in all of these important markets. The most significant investment is the office in Kuala Lumpur, employing some 30 people when entering into 2006.

Focus
Partly focus
No focus

12

178


Global FPSO fleet by ownership
Contractors
Oil companies
71%
68%
56%
50%
1990
1995
2000
2005
Development in global FPSO fleet
Expected growth 2005 - 2010,
no. of vessels 64%
107
176

Trend towards increased ownership among contractors

Expected increased demand for leased FPSOs going forward: Shorter field life increases attractiveness of lease solutions. Small oil companies likely to allocate financial resources to exploration, not infrastructure.

Market Outlook

APL has a record backlog as we enter 2006. The company has no less than 10 ongoing projects, in different phases. The most significant orders booked in 2005, for delivery in 2006 and 2007 are:

- *Statoil Volve, STL ordered by Maersk*
- *Pemex KMZ, STP ordered by Bergesen*
- *CNOOC Xijiang, STP*
- *CNOOC Wenchang, STP*
- *Exmar LNG, STL ship set ordered by Daewoo*

The number of projects that are in the planning stages worldwide indicate that the growth experienced by the general Floating Production Unit (FPU) market over the last years will continue.

More in particular, there are a couple of segments where APL have powerful offerings, which appear especially promising:

- *LNG; offshore unloading of gas*
- *The need for turret solutions in ice infested waters*
- *Hurricane/typhoon prone areas*
- *Cost effective loading systems for deep water*
- *Terminals for very shallow waters*

Through the past years APL has delivered projects covering all these market segments, and thus established a strong competitive position.

Based on a strong track record and a record high market activity, APL expects to continue the growth and increase its market footprint world wide over the next few years.

	Technology, design and engineering	Fabrication and construction	Installation	Vessel ownership	Vessel/ field operation
SBM					
APL					
Sofec/Modec					
Bluewater					
Prosafe					
BW Offshore					
Maersk					

Competitors

The floating production industry is fragmented, with some companies involved in design and engineering, some in construction and production, and others solely as owners and operators.

To the left is a qualified list of other players in APL's main markets. APL is the major independent provider of technology for Floating Production Systems.



Social responsibility

APL emphasis social responsibility in all aspects of its operation




A key employer and citizen in Arendal, Norway

APL is regarded as an important part of the local society in Arendal and the company promotes regional values through collaborating partners within the areas of culture, sports and idealistic organizations. Examples of APL's involvement over the last years are:

- *Canal Street, jazz and blues festival each summer in Arendal.*
- *APL Race Week, one of the leading annual sailing regattas in Norway.*

Donations to various charitable organisations like:

- *Salvation Army*
- *"Redd Barna"*
- *Various stipends and support to local performing arts.*

APL Race Week has become an important sailing contest in Norway



179

APL is main sponsor for the Jazz and Blues Festival Canal Street



Ethical guidelines

APL operates in an international market and is dependent on a reputation as a dependable and responsible partner to our clients. APL has drawn up a set of ethical guidelines based on international standards for conduct and business ethics covering all national as well as international operations.

Environmental work

APL have a program to review and minimize the effect of its operations on the environment. In addition APL continously reviews the operations of delivered systems performed by the clients. The objective is to implement experience from operations into the design of new systems to make potential environmental impact "as limited as reasonably possible" (ALARP).

Health, safety and the environment

Good health, safety and environmental results are an asset in their own right, and they also help APL to achieve its business targets. APL's main working environment challenges include the development and maintenance of working groups which function well and have a high degree of satisfaction and motivation.

APL is affected by traditional risk factors relating to accidents at work, ergonomic strain and chemical working environments. The company is also engaged in considerable international traveling and has operations in many countries and different cultures. This involves special demands to be made in compliance with health and safety requirements

15

Corporate governance

Introduction

APL ASA's corporate performance management is based on Norwegian company legislation, with particular emphasis on the "Norwegian Act relating to Public Limited Companies" ("Allmennaksjeloven") and the "Norwegian Securities Act" ("Verdipapirloven"), and aims to comply with the "Norwegian Code of Practice for Corporate Governance", published December 2005. In addition to the following report, reference is also made to the APL Board of Directors report (see page 22).

The report that follows relates to the calendar year 2005, focusing mainly on the period following the public listing of the Company on the Oslo Stock Exchange, March 18 2005.

Company description

APL ASAs area of business is stipulated in the regulations. The business object of the Company is to invest in and perform ownership in Advanced Production and Loading AS, and any adjourned business, including ownership and participation in other companies with similar business activities.

The operation and financing of the business is completed in accordance with more detailed business strategy plans, as described in the prospectus that was prepared in connection with the public listing on the Oslo Stock Exchange and in other parts of this annual report.

Shareholder affairs

APL was listed on Oslo Stock Exchange March 18 2005. The Company has only one class of shares, and the shares are freely tradeable. The Company has adopted the principle of equal rights in the Company for all shareholders.

Capital structure

The changes in APL ASA's equity have been adapted to the Company's objectives, corporate and financial strategy and risk profile.

The registered capital of APL ASA as of December 31 2005 was NOK 9,738,341, divided by 19,476,682 shares at a nominal value of NOK 0.50 per share. The equity as of the start of the year was NOK 12,881,500 divided by 25,763,000 shares.

In the course of 2005, two capital increases were conducted. The first in connection with the public listing on March 18 2005, and the second in connection with the issue of shares to management employees on November 16 2005.

Prior to the listing on the Oslo Stock Exchange on March 18 2005, a NOK 247,047,318 share capital increase was conducted, divided by 5,041,782 shares at a price of NOK 49, as well as share capital increase amounting to NOK 2,952,488, divided by 61,600 shares at a price of NOK 47.93. The capital increase directed towards management employees totalled NOK 2,001,174 divided by 61,480 shares, and was conducted at a subscription price of NOK 32.55 per share.

Prior to the listing on the Oslo Stock Exchange on March 18 2005, a decision was made to redeem the Company's class B shares by means of a share capital decrease of NOK 39,658,131, for a total number of 11,389,700 class B shares.

The shares of APL ASA are registered in the The Norwegian Central Securities Depository ("Verdipapirsentralen") under VPS nr. ISIN NO0010255862.

Changes in the share capital are reflected in the annual accounts.

Dividend policy

APL ASA paid a dividend of NOK 1.90 per share for the fiscal year 2004. Dividend payments will be subject to evaluation of the capital needs related to generic growth and investments and approval by the shareholders at the Company's Annual General Meetings.

16

180



Management bodies and corporate management

The division of roles between the Board of Trustees, committees, auditor and the general management is in compliance with the corporate governance recommendations.

Annual general meeting

The Company has called and held an Ordinary General Meeting of Shareholders pursuant to existing regulations and the Company's Articles of Association.

At the Company's Ordinary General Meeting on February 10 2005, the following issues were adopted:
- To convert the Company from a joint-stock company into a public limited company.
- The municipality Arendal will be the Company's new place of business.
- Authorization for capital increase.
- To split the Company's shares.
- To reduce the share capital in connection with the redemption of the Company's class B shares.
- Amendments in the Articles of Association.

Nomination committee

Due to rapid fluctuations in the shareholder structure, the company has adopted a working methodology different to the recommendation with respect to the nomination of board members to the General Assembly. The company has appointed one board member as co-ordinator to contact the large owners prior to the General assembly and ask for their participation and suggestions in nominating new members and replacements to the board. The co-ordinator has been board member Svein Eggen, the nominating parties have been Truls Evensen, representing Storebrand and Carl Christiansen, representing Kolbjørn Invest.

Compensation committee

The Board has established a compensation committee. The mandate of the committee is to give recommendations to the Board regarding the remuneration of the Chief Executive Officer and to give the management mandate to negotiate a bonus scheme for the employees.
The members of the Compensation Committee are Tor Bergstrøm and William A. Smith.

The board

The composition of the Board shall reflect the desire to protect the interests of the shareholder community irrespective of special interests. The independence of the Board is secured by the fact that no member has been in a dependency relation to the Company's largest shareholders, and that no member has been dependent on the company's management and major business relations.

The Board's remuneration was determined by the General Meeting. The Board has not been invited to own shares in the Company. Three of the Board members have owned shares in the Company in 2005. No transactions have taken place between the company and the members of the Board.

In total 11 board meetings were held in 2005. APL's independent auditor attended the Board's discussions relating to the annual accounts.

The management

The only employee of APL ASA is the Chief Executive Officer. The Chief Executive Officer's salary and other compensation was determined by the Board at a meeting.

Information and communication

APL ASA has adopted an open information policy towards media and other interested parties and aims at providing all market players with timely and equal information. The company has provided such information through the stock exchange information system, and has also given presentations for media and investors in connection with the announcement of the Company's quarterly results. The Company has worked towards obtaining the Oslo Børs Information Symbol and English Symbol, which it achieved in September 2005.

17

Shareholders information

Members of the Board in brief

William A. Smith, Chairman (Age 61)
William A. Smith has a broad experience from the energy industry and is managing director and partner in Galway Group, L.P., an investment banking/energy-consulting firm headquartered in Houston, Texas. Mr. Smith has been a Board member of APL since 2004. Furthermore, Mr. Smith is the non-executive Chairman of the Board of Mantrans Inc., a publicly traded marine transportation company. Mr. Smith resides in Houston, Texas, USA.
Mr. Smith owns 0 Shares and 0 stock options in APL.

Tor Bergstrøm (Age: 57)
Tor Bergstrøm has has more than 30 years of experience from banking, industry and asset management, both in Norway and internationally and is currently Executive Vice President and CFO of Anders Wilhelmsen & Co AS. Mr. Bergstrøm has been a Board member of APL since 2004. Mr. Bergstrøm resides in Trollåsen, Norway.
Mr. Bergstrøm owns 600 Shares and 0 stock options in APL.

Svein Eggen (Age: 55)
Svein Eggen, is former President and CEO of Technip Offshore, Inc and has background from the offshore industry in Norway and Houston, Texas. Mr. Eggen has been a Board member of APL since 2004. Mr. Eggen resides in London, UK.
Mr. Eggen owns 16,800 Shares and 0 stock options in APL.

Bruno Floris (Age: 63)
Bruno Floris is Executive Vice President of IFP Investissements a fully owned subsidiary of the French Institute of Petroleum (IFP) and President and CEO of ISIS developpement, a venture investment firm. Mr. Floris is Vice Chairman of the Oil & Gas French suppliers Council (GEP) and a member of IFA (French association of Directors). Mr. Floris has been a Board member of APL since 2004. Mr. Floris resides in Paris, France.
Mr. Floris owns 0 Shares and 0 stock options in APL.

Jan Knut Fiskaa (Age: 41)
Jan Knut Fiskaa is Principal Engineer, Installation Dept. Mr. Fiskaa has been an employee representative on the Board since June 2005. Mr. Fiskaa resides in Grimstad, Norway.
Mr. Fiskaa owns 3 000 shares and 0 stock options in APL end April 2006.

Sunnva Hylen (Age: 38)
Sunnva Hylen is Principal Engineer, Engineering Dept., Ms. Hylen has been an employee representative on the Board since June 2005. Ms. Hylen resides in Arendal, Norway.
Ms. Hylen owns 7 000 shares and 0 stock options in APL end April 2006.

18

181

Financial calendar

09.05.2006: Publication of result Q1 2006

08.06.2006: Annual General Meeting 2006

22.08.2006: Publication of Result Q2 2006

07.11.2006: Publication of Result Q3 2006

General information

The quarterly results will be published at 08:00 CET through the Oslo Stock Exchange NewsWeb system.

Carl K. Arnet, CEO, and Knut R. Sæthre, CFO, will at 09 00 give a presentation of the results at Shippingklubben, Haakon VIIs gate 1, Oslo. Light breakfast will be served from 08:30. The presentations will be held in english and broadcasted live on these web pages.

The annual general meeting will be held at APL ASAs offices at Vikaveien 85 in Arendal.

All of these presentations are open to the public.

APL share development since listing on the OSE

APL — Oilservice — All share — Volume

300,00 / 250,00 / 200,00 / 150,00 / 100,00 / 50,00 / 0,00

9 000 000 / 8 000 000 / 7 000 000 / 6 000 000 / 5 000 000 / 4 000 000 / 3 000 000 / 2 000 000 / 1 000 000

15.03.2005 — 24.04.2006

Top 20 shareholders, end april 2006

HOLDING	PERCENTAGE	NAME	ACCOUNT TYPE	CITIZENSHIP
2,355,439	11.83	SOLBJØRN INVEST AS		NOR
1,996,253	10.02	UBS NOMINEES LIMITE	NOM	GBR
1,065,729	5.35	GOLDMAN SACHS INTERN EQUITY NONTREATY CUS	NOM	GBR
699,864	3.51	MORGAN STANLEY AND C CLIENT EQUITY ACCOUN	NOM	GBR
581,535	2.92	MORGAN STANLEY & CO. CLIENT EQUITY ACCOUN	NOM	GBR
573,768	2.88	STOREBRAND LIVSFORSIKRING AKSJEFONDLT		NOR
560,462	2.80	JPMORGAN CHASE BANK M. STANLEY NORWAY EQU		GBR
486,900	2.44	NORDEA BANK PLC FINL CLIENTS ACC		FIN
460,127	2.31	STATE STREET CLIENT STATE STREET BANK &	NOM	ARE
452,880	2.27	COMMERZBANK AG SA COMINVEST	NOM	DEU
447,840	2.25	CITIBANK, N.A. GENERAL UK RES.-TREA	NOM	GBR
444,172	2.22	STATE STREET BANK A CLIENT OMNIBUS D	NOM	USA
432,500	2.17	JPMORGAN CHASE BANK OMBUSA RE JP MORGAN		GBR
375,920	1.88	JP MORGAN BANK LUX SA LUXEMBOURG MUTUA	NOM	LUX
343,750	1.73	JPMORGAN CHASE BANK SA THE TRUST OF ST		GBR
304,798	1.53	JPMORGAN CHASE BANK SA ESCROW ACCOUNT	NOM	GBR
304,161	1.53	FORTIS BANK LUXEMBOU SA OPCVM		LUX
283,186	1.42	JPMORGAN CHASE BANK SA DEKABANK FRANKFU		DEU
262,400	1.32	KLP FORSIKRING AKSJE		NOR
254,500	1.28	DRESDNER BANK AG KUNDENDEPOT	NOM	DEU
13,881,238	63.58			

Shareholder's residence / citizenship, end april 2006

CITIZENSHIP	PERCENTAGE	SHAREHOLDING	NUMBER OF SHAREHOLDERS
UNITED KINGDOM	38.43516	7,652,873	29
NORWAY	31.83221	6,338,869	429
LUXEMBOURG	7.56469	1,506,365	11
GERMANY	6.09457	1,213,622	10
FINLAND	3.65236	727,300	4
UNITED STATES	3.28461	654,454	14
IRELAND	2.64148	525,978	10
UNITED ARAB EMIRATES	2.31067	460,127	1
FRANCE	1.17231	233,448	7
SWITZERLAND	0.80296	159,887	4
DENMARK	0.49980	99,525	6
SWEDEN	0.40779	81,206	8
NETHERLANDS	0.17722	35,289	3
GREAT BRITAIN JERSEY	0.10044	20,000	1
BRAZIL	0.05323	10,600	1
BELGIUM	0.03873	7,712	3
MALAYSIA	0.01556	3,100	11
Sum selection	99.99967		

19

Weather report

Frits Kristiansen, Master of "Jorunn Knutsen", expressed after the storm: ***"It was incredible to experience how well we held up against the huge waves of 29 meters".***

Statoil claims
"In a typhoon situation, Lufeng is the last field to go off production and the first field to get back in production".

Press release from Excelerate Energy concerning "Hurricane Katrina":
"World's first Offshore LNG terminal proves robustness of design and provides gas in extreme conditions".

The Aasgard C and Heidrun area off mid-Norway experienced a storm with reported maximum wave heights above 29m. Photo: Frits Kristiansen, Master of "Jorunn Knutsen"



Constructions are developed and simulated by state of the art computer software mixed with innovative engineering. Smarter turret moorings means cost efficient, lightweight systems developed for extreme conditions and specific operation lifetime.

22

Knut R. Sæthre, CFO

Content to financial statements

Board of Directors Report

2005 was a good year for the company. The company experienced continued growth and won several new contracts of strategic importance. At the start of 2006, APL is very well placed as a leading supplier of cost efficient and innovative technologies for offshore oil and gas production and transfer.

Business activities and location
APL ASA is a holding company that owns 100% of the shares in the operating company Advanced Production and Loading AS (APL). APL is involved in two product lines, sale of mooring, turret and fluid transfer systems to storage and production vessels (Production Systems) and offshore terminals and cargo transfer systems for oil and gas, including specialized ships-equipment (Terminal Systems). The systems and the equipment delivered by APL are used in offshore production, storage and the transport of oil and gas, all of which are based on the usage of ships. The products are sold on the international market. Customers are usually oil field operators, companies that are responsible for an integrated oil field development, or shipping companies. APL is selling a range of turnkey systems based on specific know-how. The company specializes in engineering and project management, whereas the various components within the systems are manufactured by select international subcontractors. The company's goal is to achieve good financial results through utilizing the position as a leading, independent supplier of specialized technology-based equipment to the international energy industry.

APL ASA's main office is in Arendal. In order to facilitate its international marketing efforts, APL has subsidiaries in Houston (USA) and Rio de Janeiro (Brazil), as well as a representative office in Rouen (France). In the first quarter in 2005, APL established an engineering office, APL Asia SDN BHD, in Kuala Lumpur (Malaysia). The establishment in Asia has two objectives. APL wants to meet part of the anticipated future increase in demand for engineering capacity from an area that will improve the competitive power of the company. In addition, it gives us a presence in a region that is important both from a marketing point of view and from the point of view of getting better access to competitive subcontractors. Furthermore APL Asia opened a representative office in Shanghai (China) and a branch office in Singapore. As of 31st December 2005 APL ASA employs 156 full and part time staff and 21 contract staff.

Ownership
The APL Board resolved on 9th February 2005 to apply for the Company's shares to be admitted to listing on the Oslo Stock Exchange. The first quotation and trading day happened on 18th March 2005. The shares in APL attracted wide interest from both large and small investors and the stock market in general. The listing of the Company also helped to further strengthen APL's profile and reputation in the markets in which it operates.

The main purpose of the listing was to support APL's growth strategy and strengthen its overall financial position. APL has strengthened its marketing and engineering capabilities and will continue responding to oil companies' demands in an innovative and cost efficient manner. Specifically, APL will seek growth along three dimensions; expansion of product scope, expansion of customer portfolio and expansion into new segments.



Employees at the office in Arendal discussing turret mooring solutions.

As of 31st December, 2005 APL ASA had 560 registered shareholders. The 20 largest shareholders owned a total of 63 per cent of the company's shares. As of 31st December 2005, the company's main shareholder, Kolbjørn Invest AS, owned a total of 13.8 per cent of the shares in APL ASA. Kolbjørn Invest is solely composed of management and key employees.

Deliveries in 2005

The company had during 2005 several large projects in progress.
At the end of the year, the ETP system for Berge Helene was installed at the field outside of Mauritania on time and budget. Several significant new projects are being pursued and, if our bids are chosen, it will result in new work that will allow APL ASA to achieve high capacity utilization during 2006 and into 2007.

Financial results

During 2005, APL ASA has benefited from increased activity within the international energy industry. The demand for the company's products increased during the year, resulting in a year of high activity and very good utilization of capacity.

PROJECT	CUSTOMER	FIELD LOCATION	FIRST YEAR IN OPERATION
Gulf Gateway	Excelerate	US GOM	2005
Chinguetti	BW Offshore	Mauritania	2005
Alvheim FPSO	Marathon	North Sea	2006
De Ruyter	Petrocanada	North Sea	2006
Dalia	Technip	Angola	2007
LNG ship sets	Daewoo	US	2006/2007
KMZ	BW Offshore	Mexico	2006
Wenchang II	CNOOC	China	2007
Xijiang	CNOOC	China	2007

The 2005 turnover for the APL ASA group was NOK 1,035 million. The turnover is derived from two product lines, Production Systems (33%) and Terminal Systems (67%).

The year's pre-tax result for the group totals NOK 68.7 million compared to NOK 37.7 million for 2004. The result after tax shows a surplus of NOK 48.4 million. The operating result before depreciation (EBITDA) for 2004 was NOK 94.2 million. At the closure of the financial year, the book aggregate equity capital totalled NOK 323.6 million, resulting in an equity ratio of 37.2%. At the end of the year the company had net interest carrying debt of NOK 23.8 million. The liquidity situation was satisfactory, with aggregated bank deposits and credit facilities amounting to NOK 173.7 millions. It is expected that the liquidity situation will continue to be satisfactory in 2006. In its first year as a listed company, the earnings per share amounted to NOK 2,46.

23

Prospects for the future

The backlog of orders at the start of 2006 was good, with order reserves of NOK 852.2 million. APL will continue to make excellent use of capacity in 2006. The positive market for the company's products will secure a high utilization of capacity into 2007. General global economic development, with the corresponding increase in the future demand for energy, means that the marketing prospects for the company's products are expected to remain positive going forward.

Against the background of the company's overall position at the end of the year and its future opportunities, the Board of Directors is of the opinion that a good basis exists for the continued operations of the company. The accounts have been closed based on this assumption.

Health, environment, safety and gender equality

The working environment within the company is good. There were no serious injuries or accidents of any kind reported during 2005. Absenteeism through illness was low, amounting to 1.2% of the total hours worked (205,444) by employees, compared to 2.6% in 2004. During the year, several initiatives were taken to improve the working environment and thereby prevent absence due to sickness. Ergonomically evaluations of work stations, training and safety inspections are examples for these initiatives.
The company's activities and operations, including input factors employed and the products delivered, have had an insignificant impact on the external environment. APL's delivery of systems normally takes place before the systems are put in operation. Fault or deficiencies in the operation of the systems have the potential of resulting in oil pollution. It is APL's contracting policy to require that the commercial conditions used in the company's supply contracts protect APL from the financial consequences of potential pollution of this type.

APL is certified according to the ISO 9001:2000 standard. In 2004, the company achieved the certification according to ISO 14001:1996 regarding environmental control and Occupational Health and Safety Assessment System (OHSAS) 18001:1999 regarding health, environment and safety.

At the close of the year 29 out of 156 employees were women (18.5%). Out of 52 managers at various levels, there were three women employees. APL has one female board member, elected from the employees. The average salary for women is lower than that of men as a majority of female employees are engaged in administrative supporting functions. The Board and the administration of APL pursue a policy of gender representation in the company and will also strive to achieve gender proportionality that reflects the demography of the workplace and education in the markets APL operate.

Changes in accounting principles

APL ASA is reporting according to the International Financial Reporting Standard (IFRS). APL ASA did convert to IFRS with effect from 1st January 2005. The accounts of the parent and subsidiary companies are still reporting according to local accounting standards. In 2004 the parent company APL ASA reported according to NGAAP. The accounts for 2004 have been converted to IFRS to secure a proper comparison between the accounting years. For further information see Note 1, Accounting principles and Note 23, Transition to IFRS.

Corporate Governance

APL's corporate governance policy is there to ensure an appropriate division of roles among the company's owners, board of directors, and executive management. Such a separation of roles ensures that goals and strategies are prepared, that adopted corporate strategies are implemented, and that the results achieved are subjected to verification and follow-up.

Applying these principles also contributes to satisfactory monitoring and verification of activities. An appropriate division of responsibilities and satisfactory controls will contribute to the greatest possible value creation over time, to the benefit of shareowners and other interest groups.

APL adopted its corporate governance guidelines in 2005. New polices were developed and implemented. The guidelines are in accordance with of the Norwegian Code of Practice for Corporate Governance dated 8th December 2005.

Allocation of the result

According to NGAAP the Board of Directors proposes that the profits for the year for the parent company APL ASA, of NOK 60.2 million are allocated as follows:

Added to distributable reserves:
NOK 60.2 million

Following these allocations, the distributable equity in the parent company is NOK 49.5 million.

No events have occurred after 31st December 2005 that would require adjustment to or disclosure in the annual accounts as of 31st December 2005.

24

184



The Board of Directors

Arendal, 31st December 2005
14th February 2006

William A. Smith *Chairman of the board*	Tor Bergstrøm	Svein E[illegible]
Bruno S. Floris	Jan Knut Fiskaa	Sunniva H[illegible]
	Carl K. Arnet *Chief Executive Officer*	

15



[illegible]

Consolidated income statement

For the year ended 31 December 2005

Figures in MNOK

	Notes	2005	2004
Operating income			
Revenue	2	1035,2	595,1
Total operating income		1035,2	595,1
Operating expenses			
Cost of goods of sold		774,1	406,1
Payroll expenses	5,6	121,8	89,3
Other operating expenses	4	45,1	43,1
EBITDA		94,2	56,6
Depreciation	8,9	12,8	10,3
Operating profit		81,4	46,3
Financial income/costs			
Finance costs net	20	12,7	8,6
Profit from financial items		12,7	8,6
Profit before taxes		68,7	37,7
Taxes	22	20,3	7,9
Profit after taxes		48,4	29,8
Earning per share			
Earning per share	17	2,46	1,15
Diluted earnings per share	17	2,46	1,15

Consolidated balance sheet

At 31 December 2005

Figures in MNOK

	Notes	2005	2004
ASSETS			
Non-current assets			
Development cost	9	9,9	7,4
Technology	9	22,8	26,9
Deferred tax asset	22	-	0,2
Software	9	9,6	5,4
Goodwill	9,10	173,8	173,8
Total intangible non-current assets		216,1	213,7
Land and buildings	8	50,4	42,5
Machinery, equipment, fixtures etc	8	12,2	8,0
Total tangible non-current assets		62,6	50,5
Other investments		0,3	0,3
Loans to employees		4,3	3,6
Pension funds	6	0,2	0,6
Total non-current financial assets		4,8	4,5
Total non-current assets		283,5	268,7
Current assets			
Inventory	11	3,1	9,2
Trade receivables	13	166,1	87,3
Due from customers for contract work	12	332,9	86,2
Derivative financial instruments	3	14,1	31,9
Other receivables		26,5	8,6
Total receivables		539,6	214,0
Cash and cash equivalents	16	43,7	99,9
Total current assets		586,4	323,1
Total assets		869,9	591,8

Figures in MNOK

	Notes	2005	2004
EQUITY AND LIABILITIES			
Equity			
Share capital	25	9,7	12,9
Not registered capital increase	25	2,0	0,0
Share premium		282,7	65,4
Total paid-in equity		294,4	78,3
Retained earnings		29,2	21,0
Total shareholders equity		323,6	99,3
Liabilities			
Interest-bearing loans and borrowings	14	16,5	232,8
Pension liability	6	26,6	27,8
Deferred tax liability	22	21,7	5,2
Total non-current liabilities		64,8	265,8
Trade payables		97,4	56,6
Interest-bearing loans and borrowings	14	51,0	15,0
Due to customers for contract work	12	22,9	19,1
Income tax payable	22	0,1	0,1
Public duties payable		8,3	6,6
Derivative financial instruments	3	3,7	0,0
Other short-term liabilities	15	298,1	129,3
Total current liabilities		481,5	228,7
Total liabilities		546,3	492,5
Total equity and liabilities		869,9	591,8

Consolidated cash flow statement

For the year end 31 December 2005

Figures in MNOK

		2005	2004
Cash flow from operating activities:			
Ordinary profit before tax		68,7	37,8
Ordinary depreciation		12,8	10,3
Gain/loss from the sale of operational equipment		0,0	0,6
Income tax paid		0,0	-14,6
Changes in debtors, creditors and inventory		-122,2	-103,2
Change in other balance sheet items		20,3	121,2
Net cash flow from operating activities	A	-20,4	52,1
Cash flow from investing activities			
Investment in shares		0,0	-0,3
Loans to employees		-0,7	-3,6
Pension funds		0,4	-0,6
Sales of non-current assets		0,0	13,0
Investment in non-current assets		-16,7	-54,7
Investment in intangible assets		-10,6	-221,7
Net cash flow from investing activities	B	-27,8	-267,9
Cash flow from financing activities			
Change of long-term loans		-180,3	247,8
Reduction of capital		-39,7	0,0
Dividend to shareholders		-27,0	0,0
Increase in capital		238,8	67,8
Net cash flow from financing activities	C	-8,2	315,6
Net change in cash and cash equivalents		-56,2	99,8
Cash and cash equivalents as at 01.01		99,9	0,1
Cash and cash equivalents as at 31.12		43,7	99,9

Consolidated statement of changes in equity

For the year end 31 December 2005

Figures in MNOK

	Share capital	Share premium	Not. reg cap. inc.	Translation reserve	Other paid-in equity	Retained earnings	Total equity	Number of Shares
Equity as at 01.01.04	12,9	65,4				-8,7	69,6	25 763 000
Net profit for the year						29,8	29,8	
Dividend to shareholders							0,0	
Currency translation effect				-0,1			-0,1	
Equity as at 31.12.04	12,9	65,4		-0,1	0,0	21,1	99,3	25 763 000
Equity as at 01.01.05	12,9	65,4		(0,1)	-	21,1	99.3	25 763 000
Dividend to shareholders						(27,0)	(27,0)	
Red. of capital 10.02.05	(5,7)	(30,2)				(3,9)	(39,8)	-11 389 700
Capital increase 10.02.05	2,5	247,5					250,0	5 103 382
Cost of issuing new capital						(9,5)	(9,5)	
Capital increase 16.11.05			2,0				2,0	61 480
Share-based payment					0,1		0,1	
Net profit for the year						48,4	48,4	
Currency translation effect				0,1			0,1	
Equity as at 31.12.05	9,7	282,7	2,0	-	0,1	29,1	323,8	19 538 162

Auditor's Report: see page 70

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 1 Accounting principles

1.1 Corporate information

The consolidated financial statements of APL ASA for the year ended 31 December 2005 were authorised for issue in accordance with a resolution of the directors on 14. February 2006. APL ASA is a limited company incorporated in Norway whose shares are publicly traded. The head office is located in Arendal.

The principal activities of APL consist of the development and sale of mooring- and turret systems as well as specialized equipment for ships. The systems and the equipment are used in offshore production, storage and the transport of oil and gas, all of which are based on the usage of ships. The products are sold on the international market. The customers are usually operators of oil fields, shipping companies or companies which are responsible for integrated oilfield development and building assignments. APL specializes in engineering and project management, whereas the various components within the systems are manufactured by selected international subcontractors.

1.2 Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. The consolidated financial statements are presented in Norwegian Kroner (NOK) and all values are rounded in million except when otherwise indicated. The financial statements are prepared on a going concern basis. The financial statements are prepared using the accrual basis of accounting, except for cash flow information.

Statement of compliance

The consolidated financials statements of APL and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of APL ASA and its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

APL ASA purchased 11% of the shares in Advanced Production & Loading AS at December 23, 2003 and had an option to purchase the remaining 89% of the shares in Advanced Production & Loading AS. The option was executed in 2004 and the remaining shares of Advanced Production & Loading AS were transferred to APL ASA on January 28, 2004. No consolidated accounts were prepared for APL ASA at December 31, 2003 as the group were legally formed in 2004. On January 28, 2004 APL ASA issued new shares and received external loans to finance the purchase of the remaining 89% part of the shares in Advanced Production & Loading AS.

The preparation of the IFRS opening balance dated January 1, 2004 is prepared on the basis of APL ASA's and Advanced Production & Loading AS's accounts as of January 1, 2004 adjusted for the share issue and the external finance transaction as if these transactions took place on January 1, 2004.

The acquisition has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and liabilities and contingent liabilities assumed at the date of acquisition.

1.3 Significant accounting estimates

Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the expected realisation of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Notes

The carrying amount of goodwill at 31 December 2005 was MNOK 173 (2004: MNOK 173). More details are given in note 10.

1.4 Summary of significant accounting policies

Revenue recognition

Construction contracts revenues and costs

Revenues and costs from construction contracts are allocated to the accounting periods in which construction work is performed.
The recognition of revenue and expenses is based on the stage of completion of a contract (the percentage of completion method). Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.
The stage of completion of contracts is measured on base of cost-weighted surveys of work performed.

In the balance sheet, the gross amount due from customers for contract work is presented as an asset, and the gross amount due to customers for contract work as a liability.

Other revenues

Sales are recognised after the transfer of the significant risks and rewards that are connected with the ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods. Revenues from services are recorded when the service has been performed. Sales are shown net of indirect sales taxes, discounts and exchange differences on sales in foreign currency.

Foreign currency translation and transactions

Functional currency

Items included in the financial statements of each subsidiary in the Group are initially recorded in the functional currency, i.e. the currency that best reflects the economic substance of the underlying events and circumstances relevant to that subsidiary. The consolidated financial statements are presented in Norwegian Kroner (NOK), which is also the functional currency of the parent company.

Transactions and balances

Foreign currency transactions are translated into NOK using the exchange rates prevailing at the date of the transaction. Receivables and liabilities in foreign currencies are translated into NOK at the mid exchange rates ruling on the balance sheet day. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate line item in the income statement, and those arising in respect of finance assets and liabilities are recorded net as a financial item.

Group companies

Income statements and cash flows of subsidiaries, whose functional currency is not NOK, are translated into NOK at weighted average exchange rates for the period. Balance sheet items are translated at the mid exchange rates ruling on the balance sheet date. The translation differences are taken to translation reserve which is part of shareholders' equity. When a foreign entity is sold, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Property, plant and equipment

General

Property, plant and equipment acquired by Group companies are carried at historical cost less accumulated depreciation. Depreciation is calculated on a straight-line basis. The carrying value is also adjusted for impairment charges, if any. Interest costs on borrowings to finance the construction of property, plant and equipment are expensed as incurred.
Land is not depreciated, but otherwise other fixed assets in use are depreciated on a straight-line basis, buildings over 50 years and other fixed asset varying from 3-10 years. Expected useful lives of long-lived assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are changed accordingly.
Ordinary repairs and maintenance costs on a day-to-day basis are charged to the income statement in the period which they are incurred.
Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit.
Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Component cost accounting

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part over their useful lives.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the

Notes

net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of the acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized after 1 January 2004. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the synergies of the combination. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.
If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised exceeds the cost, the difference is recognised immediately in the income statement.

Research and development costs

Expenditure on research is recognized as an expense when it is incurred.

For development costs and technology rights acquired in a business combination, the cost of those intangible assets is considered as the fair value at the acquisition date and is recorded as an intangible asset in the balance sheet.

Development costs and technology rights acquired from third party is recorded in the balance sheet at cost at time of acquisition.

Internally generated development costs and technology rights are only recognized in the balance sheet if an intangible asset can be identified and it is demonstrated that the asset will generate probable future economic benefits.

After initial recognition development costs and technology rights are carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Depreciation of intangible assets

Depreciation of intangible assets is based on the following expected useful lives:

Computer software:	3-5 years.
Other intangible assets:	5-10 years.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

189

Notes

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analyse and option pricing models.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable, mainly independent, cash inflows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to a higher amount than the carrying amount that would have been determined had no impairment loss been recognised in prior years.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the lease.

All leasing arrangements of the Group are at present deemed to classify as operating leases.

Other long-term receivables

Other long-term receivables are measured at net present value when the expected payments are long due and these are not interest bearing.

Inventories

Inventories are stated at the lower of cost or net realisable value.

Cost is determined by the first-in, first-out (FIFO) method. The costs of purchase of inventories comprise the purchase price, import duties and other taxes, transport, handling and other costs directly attributable to the acquisition of finished goods, materials and services. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Contract work gross amount due from or to customers

The gross amount due from customers for contract work is in the balance sheet presented as an asset, and the gross amount due to customers for contract work as a liability using the accounting principles for construction contracts as described under revenue recognition. Each contract is evaluated individually as to whether it is in a gross amount due from customer or gross amount due to customer, and is not offset.

The gross amount due from customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings.

The gross amount due to customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

Trade receivables

Trade receivables are carried at their anticipated realisable value, which is the original invoice amount less an estimated valuation allowance for

Notes

impairment of these receivables. A valuation allowance for impairment of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Interest-bearing loans and liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period of the interest bearing liabilities. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortisation process.

Taxes

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from non-deductible goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilised.

The carrying amount of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Expected utilisation of tax losses are not discounted when calculating the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Employee benefits

Pensions

The Group has defined benefit pension plans with its employees. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with unrecognised adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated by independent actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions exceeding ten percent of the larger of projected liabilities or pension assets and amendments to pension plans are recognised over the average remaining service lives of the employees concerned.

Share-based payment transactions

During 2005 employees of the Group have received remuneration in the form of share-based payment transactions, whereby these employees have to render services as consideration for equity instruments ("equity-settled transactions"). The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they were granted. The employees have been offered the opportunity to purchase shares of the parent company for a strike price below market price at grant date. The fair value calculated is the difference between the strike price and market price of the share at grant date. The shares are subject to vesting conditions. When the employee is resigning within a period of three years from grant date (vesting period) the employee have to sell the shares to the company for the lowest of strike price and market price at the date of resigning. The employee is not allowed to trade with the shares during the vesting period. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period.

130

Notes

Provisions
A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognized as interest expense.

Dividends
Dividend payable is recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders. Dividends receivable from investments are recognised as income when they are approved.

Financial risk management
The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash-flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.
Risk-management is carried out by a central treasury function under policies approved by the Board of Directors. The Board of Directors provides principles for overall financial risk management as well as policies covering specific areas such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investing excess liquidity.

Derivative financial instruments and hedging
The Group uses derivative financial instruments such as forward currency contracts and foreign currency swaps to hedge its risks associated with foreign currency fluctuations regarding construction contracts with contract price in foreign currency. Hedging derivatives are initially and thereafter recognised in the balance sheet at fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction (cash flow hedge) or of a firm commitment (fair value hedge).

For the purpose of hedging all hedges of construction contracts are classified as fair value hedges.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Segment reporting
The Group has identified its reportable segments based on the nature of the risk and return within the geographical areas the group is operating, and the Group's primary reporting format is geographical segments. The geographical segments under IFRS are based on location of customers and are identified as:
- Eastern Hemisphere
- Western Hemisphere

Eastern Hemisphere is including the group operations with clients in Asia and Oceania. Western Hemisphere is including the groups operations with clients in America and Europe.

The Group has not identified any business segments.

Earnings pr. share
The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the period.

Related party transactions
All transactions, agreements and business activities with related parties are conducted on arm's length according to ordinary business terms and conditions.

37

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 2 Segment reporting

The Group's primary reporting format is geographical segments. Based on the nature of the risk and return within geographical areas, the Group has identified the following geographical segments based on location of the customers:
- Eastern Hemisphere (Asia and Oceania)
- Western Hemisphere (America and Europe)

Receivables and liabilities related to contract work are reported on segments based on the geographical location. Other assets, liabilities and related depreciation and investments can not be reported on segments in a reasonable manner. There has been no transaction between segments.

The Group has different product lines, but there has not been an identified material difference in risks and rate of return related to this product lines, consequently the Group has not identified any different reportable business segments.

The following tables present revenues and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2005 and 2004.

Figures in MNOK

2005	Eastern Hemisphere	Western Hemisphere	Total
Revenue			
External revenue	48,8	986,4	1035,2
Inter-segment sales	0,0	0,0	0,0
Total revenue	48,8	986,4	1035,2
Results			
Segment results	4,7	91,9	96,6
Unallocated expenses			-15,2
Profit/(loss) before tax, finance costs and			
finance revenue			81,4
Net finance costs			-12,7
Profit/(loss) before income tax			68,7
Income tax expense			-20,3
Net profit for the year			48,4
Assets and liabilities			
Segment assets	50,0	453,4	503,4
Unallocated assets			366,5
Total assets			869,9
Segment liabilities	36,7	331,1	367,8
Unallocated liabilities			502,1
Total liabilities			869,9
Other segment info			
Investments	0	0	

38

191

Notes

Segment assets and liabilities consists of trade receivables trade payables and construction contracts.
Indirect costs have been allocated to segments based on revenue. Non-current assets including goodwill, and related costs have not been allocated to segments due to that this allocation cannot be made on a reasonable basis.

Figures in MNOK

2004	Eastern Hemisphere	Western Hemisphere	Total
Revenue			
External revenue	157,1	437,9	595,0
Inter-segment sales	0,0	0,0	0,0
Total revenue	157,1	437,9	595,0
Results			
Segment results	20,6	59,8	80,4
Unallocated expenses			-12,1
Profit/(loss) before tax, finance costs and finance revenue			68,3
Net finance costs			-8,6
Profit/(loss) before income tax			59,7
Income tax expense			-7,9
Net profit for the year			51,8
Assets and liabilities			
Segment assets	75,7	130,9	206,6
Unallocated assets			385,2
Total assets			591,8
Segment liabilities	33,0	121,8	154,8
Unallocated liabilities			437,0
Total liabilities			591,8
Other segment info			
Investments	0	0	

39

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 3 Financial instruments

The group's central finance department has the responsibility of financing, treasury management and financial risk management.

Foreign currency risk
The Group is exposed to exchange rate changes, when parts of the purchased goods are paid for in foreign currencies and also when customers are invoiced in foreign currencies. In order to reduce the extent of such foreign exchange risk, APL use forward exchange contracts to hedge parts of the risks related to fixed sales price in foreign currency. Parts to be hedged are determined by considering estimated cost in foreign currency related to total income in foreign currency for each project. APL use foreign currency swaps if the the timing of cash flows do not match the forward currency contracts. Hedging of construction contracts (percentage of completion method) are accounted for as fair value hedge in accordance with IAS 39. Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedge risk is adjusted to the carrying amount of the hedged item and is recognized in profit or loss, by reducing the revenues of the hedged construction contract. The market value of exchange contracts and swaps is estimated to MNOK 617,7 at 31.12.05. Estimation of fair values of forward exchange contracts are market to market using listed market prices.

Exposure in foreign currency which is not hedged by hedging instruments is treated as financial assets or financial liabilities at fair value through profit or loss in accordance with IAS 39. The gain or loss from remeasuring these financial assets and financial liabilities is recognized in profit or loss by reducing the revenues of the construction contract the exposure is related to.

In 2005 the split of revenues in currency is as follows

USD	33 %
EURO	4 %
NOK	63 %
OTHER	0 %

Sensitivity analysis
A weakening/strengthening of USD will normally lead to a minimal strengthening/weakening in operating profit. This because major parts of contract income is hedged. Unhedged part of income will be set off against corresponding currency cost in the same period. Currency fluctuations regarding book values of assets and liabilities in the company's foreign subsidiaries are recorded as a translation difference directly against equity.

For value in MNOK

APL has entered into the following forward exchange contracts as at 31.12.2005:

Type	Currency	Maturity	Amount	Average exchange rate	Fair value
Sale	US dollar	01.01.06 - 14.01.08	62,5	6,48	399,3
Purchase	Euro	01.01.06 - 18.09.06	9,7	7,98	77,0
	GBP	01.01.06 - 26.06.06	0,9	11,48	9,7
	DKK	01.01.06 - 01.11.06	72,0	107,24	76,4
	SEK	01.01.06 - 18.04.06	14,8	84,37	12,5
	USD	01.01.06 - 10.07.06	6,4	6,61	42,9

40

192

Notes

Non-hedged income from projects are recorded using the year end rate of exchange, and the project income has been charged with MNOK 1,1.

Receivables and payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables and liabilities are discounted to determine fair value.

Interest rate risk
The company's cash and cash equivalents are placed mainly in Norwegian Kroner with short duration.
The Company's long term debt is in NOK with floating interest.
Thus, the Company is exposed to changes in the interest level.

Credit risk
Based on historical experience the group has few bad debts on receivables. Credit risk is not considered to be significant.

Exchange rates

	01.01.2005	Average 2005	31.12.2005
USD	6,05	6,45	6,76
Euro	8,25	8,02	8,00
GBP	11,67	11,73	11,66
DKK	110,91	107,66	107,34
SEK	91,47	86,51	85,23

Note 4 Other operating expenses and government grants

Figures in MNOK

Other operating expenses	2005	2004
Costs related to buildings	4,8	4,0
Office expenses	8,8	8,4
External consulting services	2,1	3,5
Patent fees	2,8	2,9
Travelling	20,2	17,6
Marketing and product development	6,4	6,7
Total other operating expenses	45,1	43,1

Group company APL AS has received approval for Skattefunn (government grant) for the years 2003, 2004 and 2005.
Total grant received from Skattefunn for 2003 and 2004 was recognised in 2004 as a reduction of product development cost with MNOK 1,4.
For 2005 product development cost has been reduced with a grant of MNOK 0,6.

41

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 5 Employee benefits

Employee benefits includes ordinary payroll expenses, pensions and other post-employment benefit plans as well share-based payments.
Both pension costs and share-based payments are explained in separate notes.

Figures in MNOK

Payroll expenses	2005	2004
Salaries (including bonus payments)	91,1	64,7
Social security costs	12,1	9,2
Pension costs	9,6	10,6
Capitalized personnel costs	(0,4)	(3,2)
Equity-settled share-based payments	0,1	0,0
Other personnel costs	9,3	8,0
Total	121,8	89,3
Average number of employees	138,0	106,0

Note 6 Pensions and other post-employment benefit plans

The group company APL AS has a defined benefit pension plan which covers 116 employees. These employees are entitled to future pension benefits. Such benefits are dependent upon the number of years during which accruals have been accumulating, the level of wages or salary at the time of pensionable age, as well as the state pension benefits payable. The pension scheme is managed by and funded through a life assurance company. The pension funds are administered according to certain guidelines set by the authorities. As of 30.09.05 the funds were invested as follows: Shares (24%), short-term money market instruments (38%), long-term bonds (29%) and property (9%). Some of the company's employees which are working and living outside Norway are not member of this defined benefit pension plan. For these employees the company has defined contribution pension plan which costs are expensed when incurred.

The Managing Director has a separate agreement regarding early retirement from the age of 60. Pension payments shall be made from APL. The cost for early retirement for the age from 60 to 63 is partly covered by the Managing Director. In order to secure the payments, APL bought annuity insurance from a life assurance company. Payments to this annuity in 2005, totalling NOK 306 000, belong to APL and are classified as pension funds.

Defined benefit plans
Actuarial valuations of pension liabilities and pension funds are made at the end of each accounting year for both schemes. Pension liabilities are shown under liabilities in the balance sheet and any change is charged to the profit and loss account. The impact of changed actuarial estimates is amortized over the estimated remaining time to retirement to the extent that it exceeds 10 per cent of pension liabilities or pension funds, whichever is the larger ('corridor'). Discount rate is 10 years Norwegian government bond with addition of a risk element.
Expected salary adjustments reflect APL's own estimate.

42

193

Notes

Pension liabilities, which are calculated by an external actuary are based on the following assumptions.

Pension assumptions	2005	2004
Discount rate	4,50 %	4,50 %
Expected rate of return on plan assets	5,50 %	5,50 %
Expected salary adjustment	3,50 %	3,50 %
Expected regulation of basic amount	2,50 %	2,50 %
Expected pension adjustment	2,50 %	2,50 %

Amounts in NOK thousand

Pension liabilities and pension funds	Group pension		Early retirement	
	31.12.05	31.12.04	31.12.05	31.12.04
Present value of funded pension obligation	48 292	62 189	2 159	1 680
Fair value of plan assets	-40 945	-31 694	-2 050	-1 989
Net pension liabilities	7 347	30 495	109	-309
Social security tax obligation	1 036	4 300		
Unrecognised actuarial gains & losses	18 245	-6 585	-330	-102
Pension liabilities	26 628	28 210	-221	-411

Amounts in NOK thousand

Pension costs for the year:	Group pension		Early retirement	
	2005	2004	2005	2004
Current service cost	7 506	8 816	463	204
Interest cost of pension obligation	1 932	2 626	129	63
Expected return on plan assets	-1 490	-1 490	-96	-96
Actuarial gains and losses	640	65		
Net pension costs	8 588	10 017	496	171

Social security tax is included in current service cost and interest cost of pension obligation at rate of 14,1%.

13

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Amounts in NOK thousand

Movements in the net pension liability.	Group pension		Early retirement	
	2005	2004	2005	2004
Net liability at 1 January	28 210	24 644	-411	-276
Contributions received	-10 170	-6 451	-306	-306
Expense recognised in the income statement	8 588	10 017	496	171
Net liability at 31 December	26 628	28 210	-221	-411

Amounts in NOK thousand

Total pension costs	2005	2004
Defined benefit plans		
Group pension	8 588	10 017
Early retirement	496	171
Total defined benefit plans	9 084	10 188
Defined contribution plans	518	367
Total pension costs	9 602	10 555

Actual return on plan assets was 6,4% in 2004.

Note 7 Share-based payments

In 2005 the company has issued an employee share incentive plan. At 15 November 2005 the company has granted 61.480 shares to key management personnel with a strike price of NOK 32,55 which is lower than the market price of NOK 61,50 at grant date. The shares granted are subject to restrictions.

The fair value of the shares is measured at grant date as being the difference between the quoted market price and the strike price. The shares are subject to restrictions. When the employee is resigning within a period of three years (vesting period with service conditions) the employee has to sell the shares back to the company for the strike price or lower market price at resigning date. Consequently the employees is not allowed to trade with these shares during the vesting period. The employees is entitled to receive dividend during the vesting period.

According to IFRS 2 the fair value of share-based payments must be recognised in the income statements as employee benefit and is recorded directly against equity. The fair value is expensed over the vesting period, based on the number of shares expected to vest.

The total calculated fair value of the share-based payments granted in 2005 is TNOK 1.779,8. This fair value is expensed as follows (figures in TNOK).

2005	74,1
2006	593,3
2007	593,3
2008	519,1
Total	1779,8

Social security taxes related to share-based payments have been calculated and paid in and the total amount is recognised in the income statement at grant date (TNOK 65,8).

41

194

Notes

Note 8 Property, plant and equipment

Employee benefits includes ordinary payroll expenses, pensions and other post-employment benefit plans as well share-based payments. Both pension costs and share-based payments are explained in separate notes.

Figures in MNOK

	Land and buildings	Machinery, equipment, fixtures etc.	Total
Cost			
Balance at 1 January 2004	46,7	30,8	77,5
Other acquisitions	15,4	5,3	20,7
Disposals	(18,4)	(4,7)	(23,1)
Effect of movement in foreign exchange	0,0	0,0	0,0
Balance at 31 December 2004	43,7	31,4	75,1
Balance at 1 January 2005	43,7	31,4	75,1
Other acquisitions	8,7	8,5	17,2
Disposals		-4,7	-4,7
Effect of movement in foreign exchange		0,2	0,2
Balance at 31 December 2005	52,4	35,4	87,8
Depreciation and impairment losses			
Balance at 1 January 2004	0,6	19,8	20,4
Depreciation charge for the year	0,6	3,6	4,2
Impairment losses	0,0	0,0	0,0
Disposals	0,0	0,0	0,0
Effect of movements in foreign exchange	0,0	0,0	0,0
Balance at 31 December 2004	1,2	23,4	24,6
Balance at 1 January 2005	1,2	23,4	24,6
Depreciation charge for the year	0,8	3,8	4,6
Impairment losses			0,0
Disposals		-4,1	-4,1
Effect of movements in foreign exchange		0,1	0,1
Balance at 31 December 2005	2,0	23,2	25,2
Useful life	0-50 years	3-10 years	
Depreciation rate	0-2%	10 - 33,3 %	
Method of depreciation	Straight-line	Straight-line	
Carrying amounts			
At 1 January 2004	46,1	11,0	57,1
At 31 December 2004	42,5	8,0	50,5
At 31 December 2005	50,4	12,2	62,6

Acquisition cost and accumulated depreciations above relates to asset values in subsidiaries.

Notes

APL AS owns the office building in Vikaveien 85. The area is 3.709 square meter and is used solely by APL AS.

Effect of movement in foreign exchange is based on exchange rates at year end.

The assets above have been pledged as collateral security for the credit facilities in bank.

Non-cancellable operational lease

The Group has entered various rental agreements for premises and equipment.

Total annual rental cost for premises is MNOK 1,3. Total annual rental cost for equipment is MNOK 0,5. Under the terms of the rental agreements no contingent rents are payable. In accordance with IFRS these rental agreements are determined as operational lease and consequently all rental cost is expensed when incurred and no rental agreements have been capitalized.

Rental of software is not included in figures above. All rental cost is charged to the income statement when they are incurred.

Amounts in MNOK

Minimum lease payments under operational lease of premises and equipment	2005	2004
Not later than one year	1,3	1,5
Between one and five years	0,5	0,3
More than five years	0,0	0,0

195

Notes

Note 9 Intangible assets

Figures in MNOK

	Software	Technology	Development cost	Goodwill	Total
Cost					
Balance at 1 January 2004	2,4	31,0	0,0	173,8	207,2
Other acquisitions	4,5	0,0	7,9	0,0	12,4
Disposals	0,0	0,0	0,0	0,0	0,0
Effect of movement in foreign exchange	0,0	0,0	0,0	0,0	0,0
Balance at 31 December 2004	6,9	31,0	7,9	173,8	219,6
Balance at 1 January 2005	6,9	31,0	7,9	173,8	219,6
Other acquisitions	7,1		3,7		10,8
Disposals					0,0
Effect of movement in foreign exchange					0,0
Balance at 31 December 2005	14,0	31,0	11,6	173,8	230,4
Depreciation and impairment losses					
Balance at 1 January 2004	0,0	0,0	0,0	0,0	0,0
Depreciation charge for the year	1,5	4,1	0,5	0,0	6,1
Impairment losses	0,0	0,0	0,0	0,0	0,0
Disposals	0,0	0,0	0,0	0,0	0,0
Effect of movements in foreign exchange	0,0	0,0	0,0	0,0	0,0
Balance at 31 December 2004	1,5	4,1	0,5	0,0	6,1
Balance at 1 January 2005	1,5	4,1	0,5	0,0	6,1
Depreciation charge for the year	2,9	4,1	1,2		8,2
Impairment losses					0,0
Disposals					0,0
Effect of movements in foreign exchange					0,0
Balance at 31 December 2005	4,4	8,2	1,7	0,0	14,3
Useful life	3 years	5-10 years	5 years	Indefinite	
Depreciation rate	33,3 %	10-20%	20 %	0 %	
Method of depreciation	Straight-line	Straight-line	Straight-line	N/A	
Carrying amounts					
At 1 January 2004	2,4	31,0	0,0	173,8	207,2
At 31 December 2004	5,4	26,9	7,4	173,8	213,5
At 31 December 2005	9,6	22,8	9,9	173,8	216,1

After transition from NGAAP to IFRS depreciation of Goodwill is not longer allowed. Goodwill are instead annually tested for impairment. For further details, see note 10 - Impairment testing.

Technology relates mainly to STL/STR technology in APL AS acquired from Offtech Invest AS (Statoil) in 1998. See note 24 regarding termination.

Capitalized R&D relates to development of specific products. Total R&D-costs not capitalized amount to MNOK 1,2 in 2005 (2004: MNOK 3,5)

47

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 10 Impairment tests of goodwill

Impairment test for cash-generating units containing goodwill.

Figures in MNOK

The following goodwill is recorded:	2005	2004
Total goodwill related to APL AS	173,8	173,8

Capitalized goodwill is at a minimum tested for impairment once a year. When there are indications of impairment this test can be carried out more often. An impairment loss regarding goodwill is the amount by which the carrying amount of the cash-generating unit exceeds its recoverable amount.
The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the cash generating asset.

The recoverable amount of the cash-generating unit APL AS is based on value in use calculations. Those calculations use expected cash flow projections based on actual operating results and the three -years budget plan approved by management, extrapolated up to 10 years using a moderate rate of growth. The projections used are in accordance with projections available in the market. A pre-tax discount rate of 3,64 per cent has been used in discounting the projected cash flows, which is similar to a government bond interest rate for 10 years.

The recoverable amount is exceeding the carrying amount and no impairment loss need to be recognised

Goodwill has not been allocated to segments, due to the fact that allocation is not possible in a reasonable manner.

Note 11 Inventories

Figures in MNOK

	2005	2004
Raw materials		1,5
Manufactured goods	3,2	7,7
Total	3,2	9,2
- of this evaluated to acquisition cost	3,2	7,6
- of this evaluated to net realisable value		1,6
Total	3,2	9,2
Inventory recognised as cost expense during period	13,2	6,2

Inventories are not subject to retention of title clauses.

48

196

Notes

Note 12 Construction contracts

Figures in MNOK

	2005	2004
Contracts in progress at balance sheet date		
Amounts due from contract customers	332,9	86,2
Amounts due to contract customers	-22,9	-19,1
Net total	310,0	67,1
Contract costs incurred plus recognised profits less recognised losses to date	1 347,7	730,5
Less: progress billings	-1 037,7	-663,4
Net contracts in progress	310,0	67,1

At 31 December 2005 retentions held by customers for contract work amounted to 0 (2004: 0).

At 31 December 2005, amounts of MNOK 0.4 (2004: 40.2) included in trade and other receivables and arising from construction contracts are due for settlement after more than 12 months.

Foreign exchange gain or losses related to projects are accounted for as increase or reduction of project revenue.

Note 13 Trade receivables

Figures in MNOK

	2005	2004
Trade receivables (gross)	167,1	87,9
Provision for bad debt	-1,0	-0,6
Trade receivables	166,1	87,3

Total bad debt written off in 2005 amounted MNOK 0.2 (2004: 0.2). Bad debt written off is reported as other operating expenses. Receivables with due dates more than one year after the balance day, are reported as non-current assets.

Notes

Note 14 Interest-bearing loans and borrowings

Amounts in NOK thousand

	Effective interest rate	Maturity date	Carrying amount 2005	2004
Non-current				
Secured				
Bank loan				
Total secured			0,0	0,0
Unsecured				
Bank loans floating interest rates	3,13 %	2023	16,5	31,7
Loan from Offtech Invest AS				201,1
Total unsecured			16,5	232,8
Total non-current			16,5	232,8
Current				
Bank loans	3,59 %	2006	50,0	
1st year's principal repayments on long-term debt			1,0	15,0
Total current			51,0	15,0

The rate of interest is a calculated weighted average.

Borrowing cost
All borrowing costs are recognised as an expense in the period in which they are incurred.

Convertible non-cumulative preference shares
During 2005 all convertible non-cumulative redeemable preference shares have been converted in ordinary shares.

Covenants
Credit facilities in bank are conditioned by compliance with certain key financial figures derived from APL's accounts. APL is not in breach of any 4 theses conditions as of 31.12.05.

197

Notes

Note 15 Other short term liabilities

Figures in MNOK

Accrued cost contract work	2005	2004
Accrued expenses related to payroll	264,5	89,9
payroll	31,9	22,6
Accrued interest	0,5	6,7
Provisions	0,2	
Other short-term liabilities	1,0	10,1
Total	298,1	129,3

Note 16 Cash and cash equivalents

Figures in MNOK

	2005	2004
Cash and cash equivalents	43,7	99,9

Restricted cash deposits amounts to MNOK 3 8

APL has been granted a multi-currency overdraft facility of MNOK 130. The facility was not utilised as of 31.12.05.

Note 17 Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Figures in MNOK

	2005	2004
Net profit	48,4	29,8
Weighted average number of shares	19 683 808	25 763 000
Earnings per share	2,46	1,15

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Note 18 Related party disclosures

Identify of related parties

The Group has a related part relationship with its subsidaries and with its directors and executive officers.

All transactions with related parties are based on arms lengths principle.

Transactions with key management personnel

Name (role)	Shareholding	Loan (TNOK)	Board member fee (TNOK)	Other
Management				
Carl K. Arnet (CEO)	1 429 262	200		
Knut Sæthre (CFO)	38 172			1)
Arild Bech	246 621			
Nordine Benbernou	70 463			2)
Morten Martens Brevik				
Fritz Ekløff	1 000			
Anders Holm	89 079	200		
Jens P. Kaalstad	140 926			2)
Bjørn Morten Mikalsen	70 463	200		
Dagfinn Tegnander	74 463	200		
Olav Voie	105 694	200		
Board of directors				
William A. Smith (Chairman)			130	
Tor Bergstrøm	600		130	
Svein Eggen	16 800		130	
Bruno Flora			130	
Jan Knut Fiskaa		200		
Sunniva Hylen				

1) Shareholding includes shares registrated 14. January 2006

2) For employees not resident in Norway the company has defined contribution pension plan, see note 6.

Shareholding includes number of shares owned by companies controlled by key management personnel and their families.

Compensation to Board of Directors for 2005 has been charged to the income statement with TNOK 480.

Remuneration of the Managing Director and group management (TNOK)	Salary (incl. bonus)	Share based payments	Other taxable remuneration	Pension (funding)
Carl K. Arnet - managing director	2 873		235	942
Other group management	10 294	467	1 490	1 009

Remuneration (including salary) for the Managing Director and group management has been paid by other group companies than APL ASA.

Notes

The Managing Director's contract entitles him to 12 months' pay from the date of termination of employment before the age of 50 extended to 24 months after the age of 50. Managing Director has a separate agreement regarding early retirement (see note 6).
The Company has issued loans of total TNOK 4.069 to employees, including a loan of TNOK 200 to the Managing Director and including a loan of total TNOK 3.869 to other group management. The loans are on an interest-only basis and unsecured, except the loan for Managing Director which has satisfactory security. The interest is equivalent to the tax-free rate of interest set by the authorities.

The company has granted shares with strike price below market price to some members of group management (see note 7).

Total remuneration is recognized as employee benefits (see note 5)

APL has guaranteed MNOK 1 regarding employees' loans in Sparebanken Sør.

The company's largest shareholders

Registered at 31 December 2005	Account type	Number of shares	Ownership
KOLBJØRN INVEST AS		2 692 442	13,82
LBPB NOMINEES LIMITE	Nominee	1 100 940	5,65
MORGAN STANLEY AND C CLIENT EQUITY ACCOUN	Nominee	924 763	4,75
GOLDMAN SACHS INTERN EQUITY NONTREATY CUS	Nominee	726 832	3,73
CITIBANK, N.A. GENERAL UK RES.-TREA	Nominee	587 740	3,02
STOREBRAND LIVSFORSI P980, AKSJEFONDET		581 758	2,99
SKANDINAVISKA ENSKIL A/C CLIENTS ACCOUNT	Nominee	496 770	2,55
MORGAN STANLEY & CO. CLIENT EQUITY ACCOUN	Nominee	471 100	2,42
JPMORGAN CHASE BANK S/A THE TRUST OF BT		468 750	2,41
JPMORGAN CHASE BANK CLIENTS TREATY ACCOU	Nominee	455 800	2,34
DEUTSCHE BANK AG LON PRIME BROKERAGE FULL	Nominee	441 179	2,27
JPMORGAN CHASE BANK CMBLSA RE JP MORGAN		432 500	2,22
J.P. MORGAN BANK LUX S/A LUXEMBOURG MUTUA	Nominee	426 520	2,19
SKANDINAVISKA ENSKIL A/C FINNISH RESIDENT	Nominee	419 000	2,15
NORDEA BANK PLC FINL CLIENTS ACC		389 900	2,00
COMMERZBANK AG S/A COMINVEST	Nominee	367 130	1,88
CREDIT SUISSE FIRST (EUROPE) PRIME BROKE	Nominee	340 000	1,75
CTCL-BRITANNIC		335 520	1,72
STATE STREET CLIENT STATE STREET BANK &	Nominee	327 000	1,68
JPMORGAN CHASE BANK S/A ESCROW ACCOUNT	Nominee	298 946	1,53

Auditor's fee for 2005

(TNOK)	
Statutory audit	179
Other attestation services	383
Tax consulting	107
Other services	103
Total	772

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Transactions with subsidiaries
Transactions between the group companies, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
The transactions relates mainly to marketing and engineering services for APL AS.

The following subsidiaries are included in the consolidated financial statements:

Company	Country of registration	Year of acquisition	Ownership share	Voting share
Advanced Production and Loading AS (APL AS)	Norway	2004	100 %	100 %
Advanced Production and Loading Technology AS	Norway	1998	100 %	100 %
Seaconsult AS	Norway	1997-2001	100 %	100 %
Advanced Production and Loading Inc	USA	1997	100 %	100 %
APL do Brasil Ltda	Brasil	2002	100 %	100 %
APL Asia Sdn Bhd	Malaysia	2004	100 %	100 %

Other transactions:
In January 2004 Energvekst AS became owner of APL ASA, with an ownership of 46,7%. Due diligence cost for this investment, amounting to MNOK 1.1, has been invoiced from Energvekst AS to APL ASA in 2005. APL ASA had great use of this due diligence information in the IPO-process.

Note 19 Events after the balance sheet date

In its board meeting on February 2nd 2006, the board of directors of APL ASA resolved that the company's share capital increases by a minimum of NOK 25.000 and a maximum of NOK 187. 500. - which equals the issuance of 50.000 to 375.000 shares. This is in accordance with the power of attorney granted to the Board in the resolution from the Annual General Meeting dated February 10th 2005. The offer of shares for subscription is directed towards employees of APL ASA and its subsidaries. Shares will be offered at a discount subject to the employees agreeing to a lock up period. The purpose of the Plan is to strengthen the Company by providing to employees added incentives for high levels of performance and to encourage their stock ownership in the Company. The Company expects that it will benefit from the added interest, which such individuals will have in the welfare of the Company as a result of their proprietary interest in the Company's success.

199

Notes

Note 20 Net financial items

Figures in MNOK

	2005	2004
Interest income	2,0	0.9
Foreign exchange gain	0,8	0.0
Other financial income		0.0
Total financial income	2,8	0,9
Interest cost	-5,0	-8.5
Foreign exchange loss	-0,5	-0.6
Other financial expenses	-10,0	-0.4
Total financial expenses	-15,5	-9.5
Net financial items	-12,7	-8,6

Note 21 Business Combinations

Advanced Production and Loading AS (APLAS)

On 28. January 2004, the company acquired remaining 94 percent of the shares in APL AS. The total purchase price was MNOK 314, Isatisfied in cash and included goodwill of MNOK 34,4.

The net assets acquired in the transaction, and the goodwill arising, are as follows on next page:

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Figures in MNOK

	Acquirer's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Goodwill	34,4		34,4
Technology	30,9		30,9
Development cost	0,4		0,4
Property, plant and equipment	49,8		49,8
Long-term receivables	3,6		3,6
Inventories	10,2		10,2
Trade receivables	178,6		178,6
Other short-term receivables	6,3		6,3
Other investments	0,3		0,3
Bank and cash balances	70,2		70,2
Retirement benefit obligation	-0,6	-8,8	-9,4
Long-term obligations	-12,0		-12,0
Long-term debt	-19,0		-19,0
Trade payables	-52,2		-52,2
Tax payables	-17,2		-17,2
Deferred tax liability	-1,1		-1,1
Social security tax and VAT	-6,1		-6,1
Other short-term liabilities	-93,0		-93,0
	183,5	-8,8	174,7
Goodwill at acquisition date			139,4
Total consideration satisfied by cash			314,1
Total goodwill related to APL AS			
Company's goodwill			34,4
Group goodwill			139,4
			173,8
Net cash outflow arising on acquisition.			
Cash consideration paid			-314,1
Cash and cash equivalents acquired			70,2
			-243,9

The goodwill arising on the acquisition of APL AS is attributable to predicted future cash flows.

The acquired company contributed TNOK revenue and TNOK to the Group's profit before tax for the period between the date of acquisition and 31.12.2004.

In the accounts, the acquisition is handled as it had been completed on 1 January 2004, see note 26

Notes

Note 22 Taxes

Figures in MNOK

The year's taxes is calculated as follows:	2005	2004
Taxes payable	0,1	0,2
Change in deferred tax	20,2	10,2
Adjustment of tax for previous year	0,0	-2,5
Taxation cost based on ordinary result	20,3	7,9

Taxes payable as at 31.12 is calculated as follows:	2005	2004
Taxes payable	0,1	0,2
Pre-paid taxes (outside Norway)	0,0	-0,1
Taxes payable due as at 31.12.	0,1	0,1

Reconciliation - from nominal to actual tax rate:	2005	2004
Ordinary result before taxes	68,7	37,7
Expected income tax at nominal rate of tax (28%)	19,2	10,6
Taxation effect on the following items:		
Non-tax deductible costs	1,0	1,0
Non-taxable income	0,0	-1,4
Adjustment of tax for previous year	0,0	-2,5
Change in Norwegian tax rules	0,1	0,1
Different rate of tax in subsidiaries	0,0	0,1
Taxation cost	20,3	7,9
Effective rate of tax	30 %	21 %

57

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Figures in MNOK

	2005		2004	
	Benefit	Liability	Benefit	Liability
Operating equipment	3,2		7,7	
Inventory	0,0		0,7	
Trade debtors	1,0		0,6	
Pension liabilities	26,6		27,8	
Projects in progress		102,9		62,4
Loss/gain operating equipment	2,5		3,2	
Goodwill		7,8		3,9
Tax loss carried forward			8,6	
Total	33,3	110,7	48,6	66,3
Net deferred tax liability (benefit)		21,7		5,0
of which deferred tax benefit not offset			0,2	
Gross deferred tax liability (benefit) in balance sheet	0,0	21,7	0,2	5,2

Deferred tax benefit is recorded on the basis of expected future income.

Figures in MNOK

Change in deferred tax:	2005	2004
Net deferred tax benefit / liability at 01.01	5,2	-5,1
Deferred tax in income statement	20,2	10,2
Deferred tax relating to equity transactions	-3,7	0,1
Net deferred tax benefit / liability at 31.12	21,7	5,2

Note 23 Transition to IFRS

As stated in note 1 these are the Group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

58

201

Notes

Reconciliation of equity *Figures in MNOK*

	Note	01.01.2004 NGAAP (*)	01.01.2004 Effect of transition to IFRS	01.01.2004 IFRS	31.12.2004 NGAAP	31.12.2004 Effect of transition to IFRS	31.12.2004 IFRS
Assets							
Deferred tax assets	6	2,1	3,1	5,2	0.2	0.0	0.2
Development cost		0,4	0,0	0,4	7,4	0,0	7,4
Patents		30,9	0,0	30,9	26,9	0.0	26,9
Goodwill	1	173,8	0,0	173,8	156,4	17,4	173,8
Software		2,4	0,0	2,4	5,5	0.0	5,5
Property, plant and equipment		47,4	0,0	47,4	50,5	0,0	50,5
Other non-current assets		3,8	0,0	3,8	4,5	0.0	4,5
Total non-current assets		260,8	3,1	263,9	251,4	17,4	268,8
Inventory		10,2	0,0	10,2	9,2	0.0	9,2
Trade and other receivables	2	184.9	-105,9	79,0	158 5	-62,6	95,9
Due from customers for contract work	2	0,0	105.9	105,9	0,0	86,2	86.2
Derivative financial instrument	3	0,0	0,0	0,0	0,0	31,9	31,9
Cash and cash equivalents		70,6	0,0	70,6	99,8	0.0	99,8
Total current assets		265,7	0	265,7	267,6	55,5	323,1
Total assets		526,5	3,1	529,6	518,9	72,9	591,8
Equity							
Share capital		12,9	0,0	12,9	12,9	0.0	12,9
Share premium reserve		65,4	0,0	65,4	65,4	0.0	65,4
Retained earnings	4	0,0	-8,7	-8,7	-11	32,0	21,0
Total equity		78,3	-8,7	69,6	67,3	32,0	99,3
Liabilities							
Interest-bearing liabilities		255,1	0,0	255,1	247,8	-15,0	232,8
Deferred income tax liability	6	0,0	0	0,0	8,3	-3,1	5,2
Pension liabilities	5	12,6	11,8	24,4	12,4	15,4	27,8
Other long-term liabilities		12,0	0,0	12,0	0,0	0,0	0,0
Total non-current liabilities		279,7	11,8	291,5	268,5	-2,7	265,8
Trade and other payables	2	151,3	0,0	151,3	156,1	51,4	207,5
Income tax payables		17,2	0,0	17,2	0,1	0.0	0,1
Dividend	7	0,0	0,0	0,0	27,0	-27,0	0,0
Due to customers for contract work	2	0,0	0,0	0,0	0,0	19,1	19,1
Derivative financial instrument	3	0,0	0,0	0,0	0,0	0,0	0,0
Total current liabilities		168,5	0,0	168,5	183,2	43,5	226,8
Total liabilities		448,2	11,8	460,0	451,7	40,9	492,6
Total equity and liabilities		526,5	3,1	529,6	518,9	72,9	591,8

(*) NGAAP pro forma Opening Balance 2004 as if control of APLAS was acquired 1 January 2004.

59

Notes

At 31 December 2005 Notes to the Consolidated Financial Statements

Reconciliation of profit for 2004 *Figures in MNOK*

	Note	2004 NGAAP	2004 Effect of transition to IFRS	2004 IFRS
Operating revenues		595,0	0,0	595,0
Operating expenses				
Cost of goods sold		406,1	0,0	406,1
Employee benefits expenses	5	85,7	3,6	89,3
Ordinary depreciation	1	27,7	-17,4	10,3
Other operating expenses		43,1	0,0	43,1
Total operating expenses		562,6	-13,8	548,8
Operating profit		32,4	13,8	46,2
Financial costs net		8.6	0,0	8,6
Profit before taxes		23,8	13,8	37,6
Income tax expense	6	7.9	0,0	7,9
Net profit for the period		15,9	13,8	29,7
Basic earnings per share (NOK)		0,62		1,14
Diluted earnings per share (NOK)		0,62		1,14

Cash flow

Transition to IFRS has not caused any major changes in cash flow statement for 2004

Notes to the reconciliation of equity

1) Goodwill

The Group has applied IFRS 3 to all business combinations that have occurred since 1 January 2004 (the date of transition to IFRS) by using the exemption given in IFRS 1. Accordingly from 1 January 2004, goodwill is no longer amortised under IFRS, but is tested annually for impairment. This is a difference with NGAAP where goodwill is considered to be finite and is amortised over the expected economic life.

2) Due from and to customers for contract work

Due from customers for contract work MNOK 105,9 has at 1 January 2004, according to NGaap, been included in trade receivables but will be presented separately as current asset under IFRS. Similar figure at 31 December 2004 was MNOK 86 2.

Due to customers for contract work MNOK 19,1 has at 31 December 2004, according to NGaap, been included in trade receivables, but will be presented separately as current asset under IFRS.

3) Derivative financial instruments

The adjustments, were all derivatives is recognised at fair value in the balance sheet, have been necessary to make the included IFRS information to comply with IAS 32 and IAS 39 as fair value hedges and is implemented at 31 December 2004.

60

202

Notes

4) Impact on equity from transactions to IFRS

The impact on equity at 1 January 2004 of MNOK -8,7 is contributed by the change in accounting for pension obligations under the IFRS actuarial assumptions of MNOK 11,8 less tax of MNOK 3,1.

The impact on equity at 31 December 2004 of MNOK 32.0 is contributed by the following items:

- Change in accounting for pension obligations under the IFRS actuarial assumptions: - 15,4
- Change in accounting for amortisation of goodwill: 17,4
- Tax effect of the above items: 3,1
- Change in accounting for proposed dividend: 27,0

According to IFRS 1 the Group has chosen not to recognize a separate translation reserve for the period before transition date.

5) Employee benefits

Pension obligation is increased as it is calculated at actuarial assumptions consistent with IFRS. The significant change is due to the level of the discounting rate in the actuarial calculations. At time of IFRS implementation discounting rate was 5.0%, and as a result of the reduction of interest rate level in 2004 discounting rate has been adjusted to 4,5% for the 2004 calculation. At time of first IFRS adoption the actuarial loss is MNOK 11,8 and the increased pension expense for 2004 is MNOK 3,6. The total effect of the pension commitments is MNOK 15,4. After 1 January 2004 only cumulative actuarial gains and losses above the corridor will be recognised. Total actuarial losses not recognised under IFRS at 31 December 2004 is MNOK 7,3. Included in the IFRS transition effect of MNOK 3,6 in the income statement is the calculated expense from actuarial losses in 2004 of MNOK 0,1.

6) Deferred tax asset and liabilities

Adjustments in deferred tax assets and liabilities are a consequence of change in accounting for goodwill and retirement benefit obligations.

7) Dividend

Dividend is recorded under IFRS when the general assembly has approved the distribution of dividend. The proposed dividend of MNOK 27.0 is adjusted in shareholders equity under the IFRS transition.

Note 24 Contingent assets and liabilities

With effect from 01.10.1998, the subsidiary APL AS acquired exclusive rights to the commercial utilisation of technology owned by Offtech Invest AS. The purchase price was NOK 65 million. That amount has been capitalised in the Company's balance sheet. Retention of the full rights require that APL markets the technology-products included in the patents and also that APL do not lodge a petition for bankruptcy or compulsory winding up.

Note 25 Share capital and shareholder information

The share capital of APL ASA as of 31.12.05 is NOK 9 769 081 divided into 19 538 162 shares with a nominal value of NOK 0,50. Included in the figures above are 61 480 shares registrated in the Register of Business Enterprises (Foretaksregisteret) 14. January 2006. All shares have equal rights. Reference is made to note 18 and 19.

61

Parent Company Financial Statements (NGAAP)

Figures in MNOK

APL ASA (parent company)

INCOME STATEMENT 2005	Notes	01.01-31.12 2005	01.01-31.12 2004
OPERATING INCOME			
Revenue			
OPERATING COSTS			
Other operating expenses	2	0,7	0,1
Total operating costs		0,7	0,1
OPERATING PROFIT		-0,7	-0,1
FINANCIAL INCOME/COSTS			
Income from subsidiaries	3	80,0	35,4
Other financial income		1,0	0
Other financial costs	4	-14,2	-7,8
Result from financial items		66,8	27,6
PROFIT BEFORE TAXES		66,1	27,5
Taxes	9	-5,9	2,2
PROFIT AFTER TAXES		60,2	29,7
For information:			
Dividend		0,0	27,0

62

Figures in MNOK

APL ASA (parent company)

BALANCE SHEET

ASSETS	Notes	31.12.2005	31.12.2004
FIXED ASSETS			
Intangible assets			
Deferred tax benefit	9	0,0	2,2
Total intangible assets		0,0	2,2
Long-term financial assets			
Investment in subsidiaries	3	314,1	314,1
Total long-term financial assets		314,1	314,1
TOTAL FIXED ASSETS		314,1	316,3
CURRENT ASSETS			
Receivables			
Other receivables	3	75,0	35,4
Total receivables		75,0	35,4
Bank deposits etc.			
Cash-in-hand and bank deposits	6	5,4	0,4
TOTAL CURRENT ASSETS		80,4	35,8
TOTAL ASSETS		394,5	352,1

63

Figures in MNOK

APL ASA (parent company)

BALANCE SHEET

EQUITY AND LIABILITIES	Notes	31.12.2005	31.12.2004
SHAREHOLDERS EQUITY			
Paid-in equity			
Share capital	8,10	9,7	12,9
Share premium reserve	10	282,7	65,4
Not reg. capital changes	10	2,0	0,0
Total paid-in equity		294,4	78,3
Retained earnings			
Other equity	10	49,5	2,7
Total retained earnings		49,5	2,7
TOTAL SHAREHOLDERS EQUITY		343,9	81,0
LIABILITIES			
Other long-term liabilities			
Mortgage loans	5	0,0	229,1
Debt owed to subsidiary		0,0	8,3
Total other long-term liabilities		0,0	237,4
Short-term liabilities			
Interest bearing short-term loans	5	50,0	0,0
Trade creditors		0,2	0,0
Taxes payable	9	0,0	0,0
Dividend		0,0	27,0
Other short-term liabilities		0,4	6,7
Total short-term liabilities		50,6	33,7
TOTAL LIABILITIES		50,6	271,1
TOTAL EQUITY AND LIABILITIES		394,5	352,1

Arendal, 31st December 2005 14th February 2006

William A. Smith, *Chairman of the board*
Tor Bergstrom
Svein Eggen
Bruno S. Floris
Jan Knut Fiskaa
Sunniva Hvide
Carl K. Arnet, *Chief Executive Officer*

64

204

Figures in MNOK

APL ASA (parent company)

CASH FLOW STATEMENT

	2005	2004
Cash flow from operations:		
Result before tax	66,1	27,5
Changes in debtors, creditors and inventory	0,2	0,0
Change in other accruals	-72,9	-31,0
Net cash flow from operations	-6,6	-3,5
Cash flow from investments:		
Investment in shares	0,0	-301,5
Net cash flow from investments	0,0	-301,5
Cash flow from financial activities:		
Change of long-term loans	-229,1	229,1
Change of short-term loans	50,0	0,0
Loans from subsidiary	-8,3	8,3
Increase in capital	252,0	67,8
Redemption of B-shares	-39,7	0,0
Share issue transaction cost	-13,2	0,0
Net cash flow from financial activities	11,7	305,2
Net change in cash	5,1	0,2
Cash as at 01.01	0,3	0,1
Cash as at 31.12	5,4	0,3

65

Notes

TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 1 Accounting principles

General background
The annual financial statement has been prepared in compliance with the rules and regulations contained in the Norwegian Accounting Act and in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP).

Accounting treatment of costs
Costs are charged to the income statement when they are incurred.

Evaluation and classification of assets and liabilities - main principles
Assets intended for permanent possession or usage are classified as fixed assets. Other assets are classified as current assets. Receivables which are to be repaid within a period of one year are also classified as current assets. Similar criteria are applied to the classification of short- and long-term liabilities.
Fixed assets are recorded at acquisition cost, but are written down to their actual values when the fall in value is expected not to be of a temporary nature. Fixed assets with a limited economic life are depreciated according to appropriate plans. Long-term liabilities are shown in the balance sheet at the nominal amounts which were received at the time such liabilities were incurred. Long-term debt is not written up to its actual value as a result of a change in the interest rate in question.

Current assets, including inventory, are assessed at the lower of acquisition cost and actual value. Short-term liabilities are booked in the accounts at the nominal amounts received when such liabilities were incurred.
Some accounting items are evaluated in accordance with other rules and regulations; this is explained below.

Shareholdings in subsidiaries
Shareholdings in subsidiaries are evaluated according to the cost method of accounting.

Taxes
The tax charged to the income statement is related to the financial result of the year. When the equity method of accounting is used to assess the value of holdings in companies which are subject to taxation in their own right, in that case tax will already have been deducted from the share of the result in question. Tax relating to equity transactions, e.g. Group contributions, is deducted from the equity.
The tax consists of tax payable (i.e. tax payable on the taxable income for the year) and any change in net deferred tax. The taxation cost is split between the ordinary result and the result from extraordinary items in the accounts, according to the tax base in question. Deferred tax as well as deferred tax benefit are shown on a net basis in the balance sheet.

Note 2 Salary expense, number of employees, allowances to manager etc.

APL ASA has no employees. Remuneration (including salary) for the Managing Director and compensation to Board of Directors has been paid by Advanced Production and Loading AS (APL AS). Reference is made to note 18 in APL ASA Group accounts.

External auditor
TNOK 28 (2004: 21) in respect of mandatory auditing and TNOK 432 (2004: 29) for other auditing services were charged to the 2005 income statement.

All figures are exclusive of VAT.

Note 3 Subsidiaries, shareholdings and inter-company balances

	Date of acquisition	Registered office	Shareholding	Voting rights
APL ASA has equity stakes in these companies:				
Advanced Production and Loading AS (APL AS)	28.01.2004	Arendal	100 %	100 %

66

205

Notes

The subsidiary is recorded in the accounts according to the cost method as of 31.12.2005

Reference is made to note 18 in APL ASA Group accounts, listing all companies within APL ASA Group.

Intercompany balances:
Other receivables is a receivable from APL AS amounting to MNOK 75. APL ASA has received a group contribution from APL AS amounting to MNOK 80, of which MNOK 35 with tax-effect.

Note 4 Other financial costs

	2005	2004
Interest	5,4	7,8
Transaction cost	8,8	0,0
Total	14,2	7,8

Transaction cost are cost related to the preparation for listing at Oslo Stock Exchange in March 2005.

Note 5 Receivables and liabilities

	2005	2004
Long-term liabilities maturing after 2010	0,0	140,8

APL ASA has a bank mortgage loan amounting to MNOK 50. Yearly interest rate is 3 m NIBOR + 1,25% margin.
The loan is classified as short term liability as the loan is subject to yearly renewal. Average interest rate in 2005 was 3,59%.

Note 6 Restricted cash-accounts

Restricted cash-accounts in APL ASA amounts to MNOK 2 (2004 0) and relates to a not-registrated capital increase. The capital increase was registrated 14. January 2006.

APL has been granted a multi-currency overdraft facility of MNOK 130. The facility was not utilised as of 31.12.05.

Notes

TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 7 Pledges and guarantees etc.

APL ASA's shares in APL have been pledged as security for the credit facilities in bank, with an overall credit limit amounting to MNOK 1,077, with addition of a limit for forward exchange contracts amounting to MNOK 750.

The credit facilities are conditioned by compliance with certain key financial figures derived from APL ASA consolidated accounts. APL ASA is not in breach of any of these conditions as of 31.12.2005.

Note 8 Share capital and shareholder information

The share capital of APL ASA as of 31.12.05 is NOK 9 769 081 divided into 19 538 162 shares with a nominal value of NOK 0,50. Included in the figures above are 61 480 shares registrated in the Register of Business Enterprises (Foretaksregisteret) 14. January 2006. All shares have equal rights. Reference is made to note 18, 19 and consolidated statement of change in equity in APL ASA Group accounts.

Note 9 Taxes

The year's taxes is calculated as follows	2005	2004
Taxes payable		
Change in deferred tax	-5,9	2,2
Taxation cost based on ordinary result	-5,9	2,2

Reconciliation - from nominal to actual tax rate:	2005	2004
Ordinary result before taxes	66,1	27,5
Extraordinary result before taxes		
Pre-tax result for the year	66,1	27,5
Expected income tax at nominal rate of tax (28%)	18,5	7,7
Taxation effect on the following items:		
Received non-taxable dividend from subsidiary		-9,9
Received non-taxable contribution from subsidiary	-12,6	0,0
Taxation cost	5,9	-2,2
Effective rate of tax	8,9 %	-8,0 %

Notes

Breakdown of tax effect of temporary differences:	2005		2004	
	Benefit	Liability	Benefit	Liability
Tax loss carried forward			7,9	
Total	0,0		7,9	
Net deferred tax liability (benefit)	0,0		2,2	
of which deferred tax benefit not offset				
Gross deferred tax liability (benefit) in balance sheet	0,0		2,2	

Change in deferred tax:	2005	2004
Net deferred tax benefit / liability at 01.01	2,2	
Deferred tax in income statement	-5,9	2,2
Deferred tax relating to equity transactions	3,7	
Net deferred tax benefit / liability at 31.12	0,0	2,2

Note 10 Shareholders equity

	Share capital	Not reg. Cap. changes	Share premium reserve	Other equity	Total
Equity 31.12.04	12,9		65,4	2,7	81,0
Capital reduction 10.02.05	-5,7		-30,2	-3,9	-39,8
Capital increase 10.02.05	2,5		247,5		250,0
Cost of issuing new share capital				-9,5	-9,5
Capital increase 16.11.05		2,0			2,0
Net profit for the year				60,2	60,2
Equity 31.12.05	9,7	2,0	282,7	49,5	343,9

Dates for capital reduction and capital increase relates to the dates the decisions were made.

69

ERNST & YOUNG

[illegible]

To the general meeting of APL ASA

Auditor's report for 2005

We have audited the financial statements of the APL ASA as of 31 December 2005, showing a profit of NOK 60 200 000 for the parent company and a profit of NOK 41 400 000 for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption and the proposal for the allocation of the profit. The financial statements comprise the financial statements for the parent company and the group. The financial statements of the parent company comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The financial statements of the group comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The regulations of the Norwegian Accounting Act and accounting standards, principles and practices generally accepted in Norway have been applied in the preparation of the financial statements of the parent company. IFRSs as adopted by the EU have been applied in the preparation of the financial statements of the group. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with laws, regulations and auditing standards and practices generally accepted in Norway, including standards on auditing adopted by the Norwegian Institute of Public Accountants. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements of the parent company are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the company as of 31 December 2005, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the financial statements of the group are prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the group as of 31 December 2005, and the results of its operations and its cash flows and the changes in equity for the year then ended, in accordance with IFRSs as adopted by the EU
- the company's management has fulfilled its duty to properly record and document the accounting information as required by law and bookkeeping practice generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption and the proposal for the allocation of the profit is consistent with the financial statements and complies with law and regulations.

Arendal, 14 February 2006
ERNST & YOUNG AS

Johan Bergsvord
State Authorised Public Accountant (Norway)
(sign.)

Note: This translation from Norwegian has been prepared for information purposes only

70

[illegible]

Your notes

APL

HOUSTON, USA
ABERDEEN, UK
PARIS, FRANCE
RIO DE JANEIRO, BRASIL
KUALA LUMPUR, MALAYSIA
SHANGHAI, CHINA
SINGAPORE

APL

Advanced Production and Loading, Norway, Phone +47 45 29 7000, Fax +47 37 02 41 38, www.apl.no

Appendix IV Annual report 2006 for APL ASA

APL ASA

Annual Report and
Consolidated Financial
Statements 2006

APL

STP TECHNOLOGY

APL

CONTENT TO FINANCIAL STATEMENTS

209

BOARD OF DIRECTORS REPORT

2006 was another year of significant growth for the company. At the start of 2007, APL is well placed as a leading supplier of cost efficient and innovative technologies for offshore oil and gas production and transfer in all major markets.

Business activities and location

APL ASA is a holding company that owns 100% of the shares in the operating company Advanced Production and Loading AS. APL is involved in two product lines, sale of mooring, turret and fluid transfer systems to storage and production vessels (Production Systems) and offshore terminals and cargo transfer systems for oil and gas (Terminal Systems). The products are sold on the international market. Customers are usually oil field operators, companies that are responsible for an integrated oil field development, major FPSO contractors or shipping companies. APL is selling a range of turnkey systems based on proprietary intellectual property (PIP) and know-how. The company specializes in engineering and project management, the various components and equipment within the systems are manufactured by select international subcontractors. The company's goal is to leverage on its PIP and know-how thereby achieving good financial results for shareholders.

In 2006 APL has continued to develop and improve the technology and know-how, both through execution of commercial projects and through specific development projects. Internally generated development costs and technology rights are only recognized in the balance sheet if an intangible asset can be identified, and it is demonstrated that the asset will generate probable future economic benefits. The company has capitalized NOK 2.4 million in 2006, and there are plans for higher product development activity for 2007.

APL ASA's main office is in Arendal, Norway. In order to facilitate its international efforts, APL has subsidiaries in Kuala Lumpur (Malaysia), Singapore, Houston (USA), Rio de Janeiro (Brazil) and Aberdeen (UK). Furthermore APL has representative offices in Rouen (France) and Shanghai (China). As of 31st December 2006 APL ASA employs 207 full and part time staff and 31 contract staff.

Geographically the build up of the Asian hub has continued with undiminished strength and the region now counts for 25% of group total manning. Through rapid expansion of activities in the Asian region APL has managed to avoid the capacity restrictions in the supply chain suffered by the industry in general. APL has taken and will continue to take steps to ensure that the execution times for our deliveries will be met while remaining very competitive on cost. The establishment in Asia has two objectives. APL wants to take benefit of the increasing Asia Pacific offshore market and in addition meet part of the anticipated future increase in demand for engineering capacity and fabrication from an area that will improve the competitive power of the company.

Ownership

APL has been listed on the Oslo Stock Exchange since March 2005. The shares in APL have attracted wide interest from both larger and smaller investors and the stock market in general. The listing of the Company also helped to further strengthen APL's profile and reputation in the markets in which it operates.

As of 31st December 2006 APL ASA had 780 registered shareholders. The 20 largest shareholders owned a total of 47.33 per cent of the company's shares. As of 31st December 2006, the company's largest

shareholder, Kolbjørn Invest AS, owned a total of 4.38 per cent of the shares in APL ASA. Kolbjørn Invest is owned by CEO, Carl K. Arnet.

Financial Results

During 2006, APL ASA has benefited from increased activity within the international energy industry. The demand for the company's products increased during the year, resulting in a year of high activity and very good utilization of capacity.

The 2006 turnover for the APL ASA group increased by 61% to NOK 1.672 million. The turnover is derived from the two product lines: Production Systems and Terminal Systems.

The year's pre-tax result for the group totals NOK 160.5 million compared to NOK 68.7 million for 2005. The result after tax shows a surplus of NOK 116.1 million. The operating result before depreciation (EBITDA) for 2006 increased by 85% to NOK 174.8 million. At the closure of the financial year, the book aggregate equity capital totaled NOK 675.8 million, resulting in an equity ratio of 34.1 %. At the end of the year the company had net interest carrying debt of NOK -53.3 million. The liquidity situation was satisfactory, with aggregated bank deposits and credit facilities amounting to NOK 714.2 millions. It is expected that the liquidity situation will continue to be satisfactory in 2007. In its second year as a listed company, the earnings per share amounted to NOK 2.72.

Financial Risk

APL is exposed to exchange rate risk, especially USD, since a substantial part of the groups current and future revenues are in USD. The company's policy is to hedge all exposure to fluctuations in foreign currencies. The development of the market could also be affected of a decrease in the oil price or in the world economy.

APL is also exposed to changes in the interest rate, as some of the company debt has a floating interest rate. To reduce the interest risk regarding one the group's bond loan of NOK 500 million, the company has entered into an interest rate swap. Changes in the interest rate can also affect future investment opportunities.

APL's liquidity is sufficient, and no action is planned to improve the liquidity situation. The Company's objective is to have a neutral cash flow in all projects.

Going concern

The backlog of orders at the start of 2007 was good, with order reserves of NOK 1.045 million. APL will continue to have high activity levels in 2007, this situation is expected to continue into 2008. General global economic development, with the corresponding increase in the future demand for energy, means that the marketing prospects for the company's products are expected to remain positive going forward.

Against the background of the company's overall position at the end of the year and its future opportunities, the Board of Directors is of the opinion that a good basis exists for the continued operations of the company. The accounts have been closed based on this assumption.

Health, environment, safety and gender equality

The working environment within the company is good. There were no serious injuries or accidents of any kind reported during 2006. Absenteeism through illness was low, in spite of an increase from 2005, amounting to 2.0% of the total hours worked (238.525) by employees, compared to 1.2 % in 2005. During the year, several initiatives were taken to improve the working environment and thereby prevent absence due to sickness. Ergonomically evaluations of work stations, training and safety inspections are examples for these initiatives.

The company's activities and operations, including input factors employed and the products delivered, have had an insignificant impact on the external environment. APL's delivery of systems normally takes place before the systems are put in operation. Fault or deficiencies in the operation of the systems have the potential of resulting in oil pollution. It is APL's contracting policy to require that the commercial conditions used in the company's supply contracts protect APL from the financial consequences of potential pollution of this type.

In October 2006 APL was recertified by DNV towards the ISO 9001:2000 standard regarding quality management, the ISO 14001:2004 standard regarding environmental management and the OHSAS (Occupational Health and Safety Assessment System) 18001:1999 regarding occupational health, work environment and safety.

At the close of the year 39 out of 207 employees were women (19%). Out of 31 managers at various levels, there were four women employees. APL has one female board member, elected from the shareholders. The average salary for women is lower than that of men as a majority of female employees are engaged in administrative supporting functions. The Board and the administration of APL pursue a policy of gender representation in the company and will also strive to achieve gender proportionality that reflects the demography of the workplace and education in the markets APL operate.

Accounting principles

APL ASA is reporting according to the International Financial Reporting Standard (IFRS). APL ASA did convert to IFRS with effect from 1st January 2005. The accounts of the parent and subsidiary companies are still reporting according to local accounting standards. In 2004 the parent company APL ASA reported according to NGAAP. The accounts for 2004 have been converted to IFRS to secure a proper comparison between the accounting years.

Corporate Governance

APL's corporate governance policy is there to ensure an appropriate division of roles among the company's owners, board of directors, and executive management. Such a separation of roles ensures that goals and strategies are prepared, that adopted corporate strategies are implemented, and that the results achieved are subjected to verification and follow-up.

Applying these principles also contributes to satisfactory monitoring and verification of activities. An appropriate division of responsibilities and satisfactory controls will contribute to the greatest possible value creation over time, to the benefit of shareowners and other interest groups.

Corporate governance guidelines have been developed and implemented. The guidelines are in accordance with of the Norwegian Code of Practice for Corporate Governance dated 28th November 2006.

Allocation of the result

According to NGAAP the Board of Directors proposes that the profits for the year for the parent company APL ASA, of NOK 113.5 million are allocated as follows:

Added to distributable reserves: NOK 113.5 million

Following these allocations, the distributable equity in the parent company is NOK 158.8 million.

Events after the balance sheet day

Based on various analysis and also the fact that a majority of the shareholders of APL ASA is resident outside of Norway, the APL ASA Board has decided to facilitate a change of the Group's domicile to Cyprus, preferably within the first half of 2007. The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime, under which APL ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

Arendal, 31st December 2006

6th February 2007

William A. Smith Chairman of the board	Tor Bergstrøm	Svein Eggen
Bruno S. Floris	Synne Syrrist	Jan Knut Fiskaa
Steinar Slaattelia	Carl K. Arnet Chief Executive Officer	

211

APL ASA

Consolidated Income Statement
for the year ended 31 December 2006
Figures in MNOK

	Notes	2006	2005
Operating income			
Revenue	2	1 671,7	1 035,2
Total operating income		**1 671,7**	**1 035,2**
Operating expenses			
Cost of goods of sold		1 264,3	774,1
Payroll expenses	5,6	168,1	121,8
Other operating expenses	4	64,5	45,1
EBITDA		174,8	94,2
Depreciation	8,9	17,7	12,8
Operating profit		157,1	81,4
Financial income/costs			
Finance costs net	20	2,9	(12,7)
Share of profit of an associate	21	0,5	0,0
Profit from financial items		3,4	(12,7)
Proft before taxes		**160,5**	**68,7**
Taxes	22	(44,4)	(20,3)
Profit after taxes		**116,1**	**48,4**
Earning per share			
Earning per share	17	2,72	1,23
Diluted earnings per share	17	2,72	1,23

APL ASA

Consolidated Balance Sheet
at 31 December 2006
Figures in MNOK

	Notes	2006	2005
ASSETS			
Non-current assets			
Development cost	9	9,9	9,9
Technology	9	18,6	22,8
Software	9	12,4	9,6
Goodwill	9,10	173,8	173,8
Total intangible non-current assets		214,7	216,1
Land and buildings	8	53,0	50,4
Machinery, equipment, fixtures etc	8	12,9	12,2
Total tangible non-current assets		65,9	62,6
Investment in associated company	21	315,1	0,0
Other investments		0,8	0,3
Loans to employees		5,3	4,3
Pension funds	6	2,3	0,2
Total non-current financial assets		323,5	4,8
Total non-current assets		604,1	283,5
Current assets			
Inventory	11	6,5	3,1
Trade receivables	13	70,7	166,1
Due from customers for contract work	12	661,2	332,9
Derivative financial instruments	3, 14	19,8	14,1
Other receivables		37,3	26,5
Total receivables		789,0	539,6
Cash and cash equivalents	16	584,2	43,7
Total current assets		1 379,7	586,4
Total assets		1 983,8	869,9

APL ASA

Consolidated Balance Sheet
at 31 December 2006

EQUITY AND LIABILITIES	Notes	2006	2005
Equity			
Share capital	24	10,9	9,7
Not registered capital increase	24	0,0	2,0
Share premium		518,9	282,7
Other paid in equity		5,1	0,1
Total paid-in equity		534,9	294,5
Retained earnings		140,9	29,1
Total shareholders equity		675,8	323,6
Liabilities			
Interest-bearing loans and borrowings	14	528,3	16,5
Pension liability	6	27,1	26,6
Deferred tax liability	22	40,6	21,7
Total non-current liabilities		596,0	64,8
Trade payables		159,7	97,4
Interest-bearing loans and borrowings	14	2,6	51,0
Due to customers for contract work	12	16,5	22,9
Income tax payable	22	24,1	0,1
Public duties payable		9,1	8,3
Derivative financial instruments	3,14	24,9	3,7
Other short-term liabilities	15	475,1	298,1
Total current liabilities		712,0	481,5
Total liabilities		1 308,0	546,3
Total equity and liabilities		1 983,8	869,9

APL ASA

Consolidated statement of change in equity
for the year ended 31 December 2006

	Share capital	Share premium	Not. reg cap. inc.	Translation reserve	Other paid-in equity	Retained earnings	Total equity	Number of Shares
Equity as at 01.01.05	12,9	65,4		(0,1)		21,1	99,3	25 763 000
Dividend to shareholders						(27,0)	(27,0)	
Red. of capital 10.02.05	(5,7)	(30,2)				(3,9)	(39,8)	-11 389 700
Capital increase 10.02.05	2,5	247,5					250,0	5 103 382
Cost of issuing new capital						(9,5)	(9,5)	
Capital increase 16.11.05			2,0				2,0	61 480
Share-based payment					0,1		0,1	
Net profit for the year						48,4	48,4	
Currency translation effect				0,1			0,1	
Equity as at 31.12.05	9,7	282,7	2,0	0,0	0,1	29,1	323,6	19 538 162
Equity as at 01.01.06	9,7	282,7	2,0	0,0	0,1	29,1	323,6	19 538 162
Reg. cap. increase 16.11.05		2,0	(2,0)				0,0	
Capital increase 27.02.06	0,2	18,3					18,5	375 000
Capital increase 09.05.06	1,0	215,9					216,9	1 990 000
Cost of issuing new capital						(3,7)	(3,7)	
Share split 08.06.06								21 903 162
Share-based payment					5,0		5,0	
Acquisition of treasury shares *)						(0,5)	(0,5)	
Net profit for the year						116,1	116,1	
Currency translation effect						(0,1)	(0,1)	
Equity as at 31.12.06	10,9	518,9	0,0	0,0	5,1	140,9	675,8	43 806 324

*) APL ASA owes 22 200 treasury shares as of December 31, 2006. See note 24

APL ASA

Consolidated Cash-Flow Statement
for the year end 31 December 2006
under indirect method

	Notes		2006	2005
Cash flow from operating activities:				
Ordinary profit before taxes			160,5	68,7
Ordinary depreciation			17,7	12,8
Income from associated company	21		(0,5)	0,0
Share based payment	5		5,0	0,0
Gain/loss from the sale of operational equipment			0,0	0,0
Income tax paid			0,0	0,0
Changes in debtors, creditors and inventory			(13,4)	(122,2)
Change in other balance sheet items			17,5	20,3
Net cash flow from operating activities		A	186,8	(20,4)
Cash flow from investing activities:				
Net investment in associated company	21		(317,8)	0,0
Pension funds			(2,1)	0,4
Net investment in other non-current financial assets			(1,4)	(0,7)
Sales of non-current assets			0,3	0,0
Investment in non-current assets			(9,7)	(16,7)
Investment in intangible assets			(10,2)	(10,6)
Net cash flow from investing activities		B	(340,9)	(27,6)
Cash flow from financing activities:				
Change of long-term loans	14		463,4	(180,3)
Reduction of capital			0,0	(39,7)
Dividend to shareholders			0,0	(27,0)
Acquisition of treasury shares			(0,5)	0,0
Increase in capital *)			231,7	238,8
Net cash flow from financing activities		C	694,6	(8,2)
Net change in cash and cash equivalents			540,5	(56,2)
Cash and cash equivalents as at 01.01			43,7	99,9
Cash and cash equivalents as at 31.12			584,2	43,7

*) See details in consolidated statement of change in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2006

Note 1 Accounting principles

1.1 Corporate information

The consolidated financial statements of APL ASA for the year ended 31 December 2006 were authorised for issue in accordance with a resolution of the directors on 6. February 2007. APL ASA is a limited company incorporated in Norway whose shares are publicly traded. The head office is located in Arendal.

The principal activities of APL consist of the development and sale of mooring- and turret systems as well as specialized equipment for ships. The systems and the equipment are used in offshore production, storage and the transport of oil and gas, all of which are based on the usage of ships. The products are sold on the international market. The customers are usually operators of oil fields, shipping companies or companies which are responsible for integrated oil field development and building assignments. APL specializes in engineering and project management, whereas the various components within the systems are manufactured by selected international subcontractors.

1.2 Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. The consolidated financial statements are presented in Norwegian Kroner (NOK) and all values are rounded in million except when otherwise indicated. The financial statements are prepared on a going concern basis. The financial statements are prepared using the accrual basis of accounting, except for cash flow information.

Statement of compliance
The consolidated financials statements of APL and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the EU and valid as of 31.12.2006.

Basis of consolidation
The consolidated financial statements comprise the financial statements of APL ASA and its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

1.3 Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year relevant for APL business. Adoption of these revised standards and interpretations did not have any effect on the financial statements of the Group. They did however give rise to additional disclosures.

- IAS 19 *Amendment—Employee Benefits*
- IAS 21 *Amendment—The Effects of Changes in Foreign Exchange Rates*
- IFRIC 4 *Determining whether an Arrangement contains a Lease*

The principal effects of these changes are as follows:

IAS 19 Employee Benefits

As of 1 January 2006, the Group adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures being included for the years ending 31 December 2006 and 31 December 2005 but has not had a recognition or measurement impact, as the Group chose not to apply the new option offered to recognise actuarial gains and losses outside of the income statement.

IAS 21 The Effects of Changes in Foreign Exchange Rates

As of 1 January 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. This change has had no significant impact as at 31 December 2006 or 31 December 2005.

IFRIC 4 Determining Whether an Arrangement contains a Lease

The Group adopted IFRIC Interpretation 4 as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This change in accounting policy has not had a significant impact on the Group as at 31 December 2006 or 31 December 2005.

1.4 Significant accounting estimates and assumptions

Use of estimates and assumptions

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the expected realisation of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Contract revenue

Contract revenue is recognised as revenue in the period based on stage of completion. The Group determines the stage of completion of construction contracts based on costs incurred and reports regarding working progress which are issued on a regular basis. These reports are subject to estimation by project management.

During construction period, estimation of net profit of projects at time of completion is further depending on expected future costs. These future costs are subject to estimation by project management.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2006 was MNOK 173 (2005: MNOK 173). More details are given in note 10.

Pension and Other Post Employment Benefits

The cost of defined benefit pension plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long term nature of these plans, such estimates are subject to significant uncertainty. The net employee liability at 31 December 2006 is MNOK 27,1 (2005: MNOK 26,6). Further details are given in Note 6.

1.5 Summary of significant accounting policies

Revenue recognition

Construction contracts revenues and costs

Revenues and costs from construction contracts are allocated to the accounting periods in which construction work is performed.

The recognition of revenue and expenses is based on the stage of completion of a contract (the percentage of completion method). Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

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The stage of completion of contracts is measured on basis of cost-weighted surveys of work performed.

In the balance sheet, the gross amount due from customers for contract work is presented as an asset, and the gross amount due to customers for contract work as a liability.

Other revenues
Sales are recognised after the transfer of the significant risks and rewards that are connected with the ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods. Revenues from services are recorded when the service has been performed. Sales are shown net of indirect sales taxes, discounts and exchange differences on sales in foreign currency.

Foreign currency translation and transactions
Functional currency
Items included in the financial statements of each subsidiary in the Group are initially recorded in the functional currency, i.e. the currency that best reflects the economic substance of the underlying events and circumstances relevant to that subsidiary. The consolidated financial statements are presented in Norwegian Kroner (NOK), which is also the functional currency of the parent company.

Transactions and balances
Foreign currency transactions are translated into NOK using the exchange rates prevailing at the date of the transaction. Receivables and liabilities in foreign currencies are translated into NOK at the mid exchange rates ruling on the balance sheet day. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate line item in the income statement, and those arising in respect of finance assets and liabilities are recorded net as a financial item.

Group companies
Income statements and cash flows of subsidiaries, whose functional currency is not NOK, are translated into NOK at weighted average exchange rates for the period. Balance sheet items are translated at the mid exchange rates ruling on the balance sheet date. The translation differences are taken to translation reserve which is part of shareholders' equity. When a foreign entity is sold, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Property, plant and equipment
General
Property, plant and equipment acquired by Group companies are carried at historical cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life of the assets. The carrying value is also adjusted for impairment charges, if any. Interest costs on borrowings to finance the construction of property, plant and equipment are expensed as incurred. Property, plant and equipment includes the cost of replacing parts when that cost is incurred and the recognition criteria are met.

Land is not depreciated, but otherwise other fixed assets in use are depreciated on a straight-line basis, buildings over 50 years and other fixed asset varying from 3-5 years. Expected useful lives of long-lived assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are changed accordingly.

Ordinary repairs and maintenance costs on a day-to-day basis are charged to the income statement in the period which they are incurred.
Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Component cost accounting
The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part over their useful lives.

Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The usefull lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.. Intangible assets with indefinite useful lives are tested for impairment annually.

Depreciation of intangible assets with finite lives
Depreciation of intangible assets is based on the following expected useful lives:
Computer software: 3–5 years,
Other intangible assets: 5–20 years.

Research and development costs
Expenditure on research is recognized as an expense when it is incurred.

For development costs and technology rights acquired in a business combination, the cost of those intangible assets is considered as the fair value at the acquisition date and is recorded as an intangible asset in the balance sheet.

Development costs and technology rights acquired from third party is recorded in the balance sheet at cost at time of acquisition.

Internally generated development costs and technology rights are only recognized in the balance sheet if an intangible asset can be identified and it is demonstrated that the asset will generate probable future economic benefits.

After initial recognition development costs and technology rights are carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Business combinations and goodwill

Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets (including previously unrecognised intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of the acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized after 1 January 2004. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the synergies of the combination. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised exceeds the cost, the difference is recognised immediately in the income statement.

Investment in associates
The Group's investment in its associate is accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Profit and losses resulting from transaction between the Group and the associate are eliminated to the extent of the interest in the associate

Impairment of non-current assets
Property, plant and equipment and intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable, mainly independent, cash inflows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to a higher amount than the carrying amount that would have been determined had no impairment loss been recognised in prior years.

Government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments

Leases
Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the lease.

All leasing arrangements of the Group are at present deemed to classify as operating leases.

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:
(a) There is a change in contractual terms, other than a renewal or extension of the arrangement;
(b) A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c) There is a change in the determination of whether fulfilment is dependant on a specified asset; or
(d) There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios a), c) or d) and at the date of renewal or extension period for scenario b).

For arrangements entered into prior to 1 January 2005, the date of inception is deemed to be 1 January 2005 in accordance with the transitional requirements of IFRIC 4.

Other long-term receivables
Other long-term receivables are measured at net present value when the expected payments are long due and these are not interest bearing.

Inventories
Inventories are stated at the lower of cost or net realisable value.
Cost is determined by the first-in, first-out (FIFO) method. The costs of purchase of inventories comprise the purchase price, import duties and other taxes, transport, handling and other costs directly attributable to the acquisition of finished goods, materials and services. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Contract work – gross amount due from or to customers
The gross amount due from customers for contract work is in the balance sheet presented as an asset, and the gross amount due to customers for contract work as a liability using the accounting principles for construction contracts as described under revenue recognition. Each contract is evaluated

individually as to whether it is in a gross amount due from customer or gross amount due to customer, and is not offset.

The gross amount due from customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceeds progress billings.

The gross amount due to customers for contract work is the net amount of costs incurred plus recognised profits; less the sum of recognised losses and progress billings for all contracts in progress for which progress billings exceed costs incurred plus recognised profits (less recognised losses).

Trade receivables

Trade receivables are carried at their anticipated realisable value, which is the original invoice amount less an estimated valuation allowance for impairment of these receivables. A valuation allowance for impairment of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Taxes

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from non-deductible goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilised.

The carrying amount of a deferred income tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Expected utilisation of tax losses are not discounted when calculating the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Employee benefits

Pensions

The Group has defined benefit pension plans with its employees. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with unrecognised adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated by independent actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions exceeding ten percent of the larger of projected liabilities or pension assets and amendments to pension plans are recognised over the average remaining service lives of the employees concerned. The defined benefit pension plan was closed in March 2006 for new participants.

In addition to the defined benefit pension plans the Group has also defined contribution pension plans with several employees. These pension costs are expensed as incurred.

Share-based payment transactions

During 2006 employees of the Group have received remuneration in the form of share-based payment transactions, whereby these employees have to render services as consideration for equity instruments ('equity-settled transactions'). The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they were granted. The employees have been offered the opportunity to purchase shares of the parent company for a strike price below market price at grant date. The fair value calculated is the difference between the strike price and market price of the share at grant date. The shares are subject to vesting conditions. When the employee is resigning within a period of three years from grant date (vesting period) the employee have to sell the shares to the company for the lowest of strike price and market price at the date of resigning. The employee is not allowed to trade with the shares during the vesting period. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period. Social security taxes regarding the fair value of the shares granted are recognised in full at grant date.

Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognized as interest expense.

Dividends

Dividend payable is recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders. Dividends receivable from investments are recognised as income when they are approved.

Investments and other financial assets
Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

Derivative financial instruments and hedging
The Group uses derivative financial instruments such as forward currency contracts and foreign currency swaps to hedge its risks associated with foreign currency fluctuations regarding construction contracts with contract price in foreign currency. Hedging derivatives are initially and thereafter recognised in the balance sheet at fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction (cash flow hedge) or of a firm commitment (fair value hedge).

For the purpose of hedging all hedges of construction contracts are classified as fair value hedges.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Interest-bearing loans and borrowings
All loans and borrowings are initially recognized at cost, being the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognized in the income statement when the liabilities are derecognised as well as through the amortisation process.

Segment reporting
The Group has identified its reportable segments based on the nature of the risk and return within the geographical areas the group is operating, and the Group's primary reporting format is geographical segments. The geographical segments under IFRS are based on location of customers and are identified as:

- Eastern Hemisphere
- Western Hemisphere

Eastern Hemisphere is including the group operations with clients in Asia and Oceania. Western Hemisphere is including the groups operations with clients in America and Europe.

The Group has not identified any business segments.

Earnings pr. share
The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the period.

Related party transactions
All transactions, agreements and business activities with related parties are conducted on arm's length according to ordinary business terms and conditions.

Note 2 Segment reporting

The Group's primary reporting format is geographical segments. Based on the nature of the risk and return within geographical areas, the Group has identified the following geographical segments based on location of the customers:
- Eastern Hemisphere (Asia)
- Western Hemisphere (America and Europe)

Receivables and liabilities related to contract work are reported on segments based on the geographical location. Other assets, liabilities and related depreciation and investments can not be reported on segments in a reasonable manner.
There has been no transactions between segments.

The Group has different product lines,
but there has not been identified material differences in risks and rate of return related to this product lines, consequently the Group has not identified any different reportable business segments.

The following tables present revenues and profit information and certain asset and liability information regarding the Group's geographical segments.

2006	Eastern Hemisphere	Western Hemisphere	Total
Revenue			
External revenue	475,7	1 196,0	1 671,7
Total revenue	475,7	1 196,0	1 671,7
Results			
Segment results	(13,6)	192,2	178,6
Unallocated expenses			(21,5)
Profit/(loss) before tax, finance costs and finance revenue			157,1
Net finance costs			3,4
Profit/(loss) before income tax			160,5
Income tax expense			(44,4)
Net profit for the year			116,1
Assets and liabilities			
Segment assets	231,6	490,6	722,2
Investment in associates	315,1		315,1
Unallocated assets			946,5
Total assets			1 983,8
Segment liabilities	174,4	411,4	585,8
Unallocated liabilities			722,2
Total liabilities			1 308,0
Other segment info			
Investments			19,9

Segment assets and -liabilities consists of trade receivables, trade payables and construction contracts.
Indirect costs have been allocated to segments based on revenue.
Non-current assets, including goodwill, and related costs have not been allocated to segments due to that this allocation cannot be made on a reasonable basis.

2005	Eastern Hemisphere	Western Hemisphere	Total
Revenue			
External revenue	48,8	986,4	1 035,2
Total revenue	48,8	986,4	1 035,2
Results			
Segment results	4,7	91,9	96,6
Unallocated expenses			(15,2)
Profit/(loss) before tax, finance costs and finance revenue			81,4
Net finance costs			(12,7)
Profit/(loss) before income tax			68,7
Income tax expense			(20,3)
Net profit for the year			48,4
Assets and liabilities			
Segment assets	50,0	453,4	503,4
Unallocated assets			366,5
Total assets			869,9
Segment liabilities	36,7	331,1	367,8
Unallocated liabilities			502,1
Total liabilities			869,9
Other segment info			
Investments			28,0

2004	Eastern Hemisphere	Western Hemisphere	Total
Revenue			
External revenue	157,1	437,9	595,0
Total revenue	157,1	437,9	595,0
Results			
Segment results	20,6	59,8	80,4
Unallocated expenses			(12,1)
Profit/(loss) before tax, finance costs and finance revenue			68,3
Net finance costs			(8,6)
Profit/(loss) before income tax			59,7
Income tax expense			(7,9)
Net profit for the year			51,8
Assets and liabilities			
Segment assets	75,7	130,9	206,6
Unallocated assets			385,2
Total assets			591,8
Segment liabilities	33,0	121,8	154,8
Unallocated liabilities			437,0
Total liabilities			591,8
Other segment info			
Investments			

Note 3 Financial instruments

The group's central finance department has the responsibility of financing, treasury management and financial risk management.

Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk) and credit risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk-management is carried out by a central treasury function under policies approved by the Board of Directors. The Board of Directors provides principles for overall financial risk management as well as policies covering specific areas such as foreign exchange risk, interest-rate risk, credit risk and use of derivative financial instruments.

Foreign currency risk

The Group is exposed to exchange rate changes, when parts of the purchased goods are paid for in foreign currencies and also when customers are invoiced in foreign currencies. In order to reduce the extent of such foreign exchange risk, APL use forward exchange contracts to hedge parts of the risks related to fixed sales price in foreign currency. Parts to be hedged are determined by considering estimated cost in foreign currency related to total income in foreign currency for each project. APL use foreign currency swaps if the the timing of cash flows do not match the forward currency contracts. Hedging of construction contracts (percentage of completion method) are accounted for as fair value hedge in accordance with IAS 39. Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment , or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedge risk is adjusted to the carrying amount of the hedged item and is recognized in profit or loss, by reducing the revenues of the hedged construction contract. The market value of exchange contracts and swaps is estimated to MNOK 1.238,1 at 31.12.06. Estimation of fair values of forward exchange contracts are market to market using listed market prices.

Exposure in foreign currency which is not hedged by hedging instruments is treated as financial assets or financial liabilities at fair value through profit or loss in accordance with IAS 39. The gain or loss from remeasuring these financial assets and financial liabilities is recognized in profit or loss by reducing the revenues of the construction contract the exposure is related to.

In 2006 the split of revenues in currency is as follows:

USD	46 %
EURO	1 %
NOK	53 %
OTHER	0 %

Sensitivity analysis

A weakening/strengthening of USD will normally lead to a minimal strengthening/weakening in operating profit. This because major parts of contract income is hedged. Unhedged part of income will be set off against corresponding currency cost in the same period. Currency fluctuations regarding book values of assets and liabilities in the company's foreign subsidiaries are recorded as a translation difference directly against equity.

APL has entered into the following forward exchange contracts as at 31.12.2006:

Type	Currency	Maturity	Amount	Average exchange rate	Fair value
Sale	USD	01.01.07 - 01.10.08	150,3	6,28	938,3
	DKK	01.01.07-01.06.07	16,8	108,14	18,6
	Euro	01.01.07-02.05.07	0,5	7,92	4,0
Purchase	Euro	01.01.07 - 03.09.07	17,0	8,04	134,7
	CAD	01.01.07 - 27.02.07	0,2	5,42	1,0
	GBP	01.01.07 - 25.07.07	3,0	11,83	34,2
	DKK	01.01.07 - 20.06.07	33,1	108,24	35,0
	SEK	01.01.07 - 16.07.07	52,5	88,24	46,7
	USD	01.01.07 - 02.07.07	4,3	6,13	25,6

Non-hedged income from projects are recorded using the year end rate of exchange, and the project income has been charged with MNOK 0 (2005: 1,1)

Receivables and payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables and liabilities are discounted to determine fair value.

Fair value measurement regarding forward exchange contracts and interest rate swap:

	2006		2005	
	Receivables	Liabilities	Receivables	Liabilities
Forward exchange contracts	12,0	(24,9)	14,1	(3,7)
Interest rate swap	7,8	0,0	0,0	0,0
Total recognised in balance sheet	19,8	(24,9)	14,1	(3,7)

Interest rate risk

The company's cash and cash equivalents are placed mainly in Norwegian kroner with short duration.
The main part of Companys long term debt is in NOK with floating interest.
However the company has hedged the interest risk on the main part of the long term debt through an interest rate swap. This interest rate swap is recognised at fair value at balance sheet date resulting in an unrealised gain of MNOK 7,8. The interest rate swap is based on a fixed rate of 7,22 % related to a long term debt of MNOK 500.

Credit risk

Based on historical experience the group has few bad debt on receivables. Credit risk is not considered to be significant.

Exchange rates

	Exchange rates 1.1.2006	Average exchange rates 2006	Exchange rates 31.12.2006
USD	6,76	6,42	6,28
Euro	8,00	8,05	8,26
GBP	11,66	11,81	12,30
DKK	107,34	107,99	110,80
SEK	85,23	87,08	91,30

Note 4 Other operating expenses and government grants

Other operating expenses	2006	2005	2004
Costs related to buildings	7,3	4,8	4,0
Office expenses	15,3	8,8	8,4
External consulting services	6,8	2,1	3,5
Patent fees	2,0	2,8	2,9
Travel	25,8	20,2	17,6
Marketing and product development	7,3	6,4	6,7
Total other operating expenses	64,5	45,1	43,1

Group company APL AS has received approval for Skattefunn (government grant) for the year 2004 and 2005. Total grant received from Skattefunn for 2004 was recognised in 2004 as a reduction of product development cost with NOK 1.423.708
For 2005 product developmet cost has been reduced with a grant of NOK 585.000

222

Note 5 Employee benefits

Employee benefits includes ordinary payroll expenses, pensions and other post-employment benefit plans as well as share-based payments. Both pension costs and share-based payments are explained in separate notes.

Payroll expenses

	2006	2005	2004
Salaries (including bonus payments)	122,5	91,1	64,7
Social security costs	16,0	12,1	9,2
Pension costs	17,5	9,6	10,6
Capitalized personnel costs	(0,1)	(0,4)	(3,2)
Equity-settled share-based payments	5,0	0,1	0,0
Other personnel costs	7,2	9,3	8,0
Total	168,1	121,8	89,3
Average number of man-years:	187	138	106

Note 6 Pensions and other post-employment benefit plans

The group company APL AS has a defined benefit pension plan which covers 116 employees. These employees are entitled to future pension benefits. Such benefits are dependent upon the number of years during which accruals have been accumulating, the level of wages or salary at the time of pensionable age, as well as the state pension benefits payable. The pension scheme is managed by and funded through a life assurance company.

The pension funds are administered according to certain guidelines set by the authorities.
As of 30 09 the funds were invested as follows:

	2006	2005
Shares	24 %	24 %
Short-term money market instruments	35 %	38 %
Long-term bonds	29 %	29 %
Property	12 %	9 %
Total	100 %	100 %

Some of the company's employees who are working and living outside Norway are not member of this defined benefit pension plan. For these employees the company has defined contribution pension plan which costs are expensed when incurred.

In March 2006 the defined benefit pension plan was closed, and the at that time members of the plan could either chose to stay in the plan or to retrieve their funds and transfer the funds into a new defined contribution plan. The effect of the curtailment is included in the pension costs. The defined pension plan is closed for new employees in APL AS, and employees engaged after March 2006 are offered a defined contribution pension plan. According to regulations in Norway the company is obliged to establish pension plan for its employees. The pension plans described above fulfils these requirements.

The Managing Director has separate individual agreements regarding early retirement from the age of 60. Pension payments shall be made from APL. The cost for early retirement for the age from 60 to 67 is partly covered by the Managing Director. In order to secure the payments, APL bought annuity insurance from a life assurance company. Payments to this annuity was TNOK 7.851 in 2006 and 306 in 2005.

Funds paid to the annuity belong to APL and are classified as pension funds.

Defined benefit plans
Actuarial valuations of pension liabilities and pension funds are made at the end of each accounting year for both schemes. Pension liabilities are shown under liabilities in the balance sheet and any change is charged to the profit and loss account. The impact of changed actuarial estimates is amortized over the estimated remaining time to retirement to the extent that it exceeds 10 per cent of pension liabilities or pension funds, whichever is the larger ('corridor'). Discount rate is 10 years Norwegian government bond, with addition of a risk element. Expected salary adjustments reflect APL's own estimate.

Pension liabilities, which are calculated by an external actuary, are based on the assumptions recommended by the Norwegian

Pension assumptions

	2006	2005	2004
Discount rate	4,35 %	4,50 %	4,50 %
Expected rate of return on plan assets	5,40 %	5,50 %	5,50 %
Expected salary adjustment	4,50 %	3,50 %	3,50 %
Expected regulation of basic amount	4,25 %	2,50 %	2,50 %
Expected pension adjustment	1,60 %	2,50 %	2,50 %
Demographic assumptions regarding mortality	K2005	K1963	K1963

Pension liabilities and pension funds:	Group pension			Early retirement CEO		
	31.12.06	31.12.05	31.12.2004	31.12.06	31.12.05	31.12.2004
Present value of funded pension obligation	68,1	48,3	62,2	9,6	2,2	1,7
Fair value of plan assets	(41,8)	(40,9)	(31,7)	(10,1)	(2,1)	(2,0)
Net pension liabilities	26,3	7,3	30,5	(0,5)	0,1	(0,3)
Social security tax obligation	3,7	1,0	4,3	0,0	0,0	0,0
Unrecognised actuarial gains & losses	(2,9)	18,2	(6,6)	(1,8)	(0,3)	(0,1)
Pension liabilities	27,1	26,6	28,2	(2,3)	(0,2)	(0,4)

Pension costs for the year:	Group pension			Early retirement CEO		
	2006	2005	2004	2006	2005	2004
Current service cost	12,8	7,5	8,8	5,8	0,5	0,2
Interest cost of pension obligation	2,2	1,9	2,6	0,1	0,1	0,1
Expected return on plan assets	(2,5)	(1,5)	(1,5)	(0,2)	(0,1)	(0,1)
Curtailment closed	(1,6)	-	-	-	-	-
Actuarial gains and losses	(0,7)	0,6	0,1	0,0	-	-
Net pension costs	10,3	8,6	10,0	5,8	0,5	0,2

Social security tax is included in current service cost and interest cost of pension obligation at rate of 14,1%

Movements in the net pension liability:	Group pension			Early retirement CEO		
	2006	2005	2004	2006	2005	2004
Net liability at 1 January	26,6	28,2	24,6	(0,2)	(0,4)	(0,3)
Contributions received	(9,8)	(10,2)	(6,5)	(7,9)	(0,3)	(0,3)
Expense recognised in the income statemen	10,3	8,6	10,0	5,8	0,5	0,2
Net liability at 31 December	27,1	26,6	28,2	(2,3)	(0,2)	(0,4)

Total pension costs	2006	2005	2004
Defined benefit plans			
Group pension	10,3	8,6	10,0
Early retirement CEO	5,8	0,5	0,2
Total defined benefit plans	16,0	9,1	10,2
Defined contribution plans	1,5	0,5	0,4
Total pension costs	17,5	9,6	10,6

Actual return on plan assets was 6,4% in 2004 and 6,9% in 2005.

Note 7 Share-based payments

In 2005 and 2006 the company has issued an employee share incentive plan.
At 27 February 2006 the company has granted 363.900 shares to the employees with a strike price of NOK 49,23 which is lower than the market price of NOK 93 at grant date. The shares granted are subject to restrictions.

The fair value of the shares is measured at grant date as being the difference between the quoted market price and the strike price. The shares are subject to restrictions. When the employee is resigning within a period of three years (vesting period with service conditions) the employee has to sell the shares back to the company for the strike price or lower market price at resigning date. Consequently the employees are not allowed to trade with these shares during the vesting period. The employees are entitled to receive dividend during the vesting period.

According to IFRS 2 the fair value of share-based payments must be recognised in the income statements as employee benefit and is recorded directly against equity.
The fair value is expensed over the vesting period, based on the number of shares expected to vest.

The total calculated fair value of the share-based payments granted in 2005 is 1,8 and 2006 is 15,9. This fair value is expensed as follows:

	Shares granted in 2005	Shares granted in 2006	Total
2005	0,1	0,0	0,1
2006	0,6	4,4	5,0
2007	0,6	5,3	5,9
2008	0,5	5,3	5,8
2009	0,0	0,9	0,9
Total	1,8	15,9	17,7

Social security taxes related to share-based payments have been calculated and paid in and the total amount is recognised in the income statement at grant date.

Note 8 Property, plant and equipment

	Land and buildings	Machinery, equipment, fixtures etc.	Total
Cost			
Balance at 1 January 2005	43,7	31,4	75,1
Other acquisitions	8,7	8,5	17,2
Disposals		(4,7)	(4,7)
Effect of movement in foreign exchange		0,2	0,2
Balance at 31 December 2005	52,4	35,4	87,8
Balance at 1 January 2006	52,4	35,4	87,8
Other acquisitions	3,5	6,2	9,7
Disposals		(2,2)	(2,2)
Effect of movement in foreign exchange			
Balance at 31 December 2006	55,9	39,4	95,3
Depreciation and impairment losses			
Balance at 1 January 2005	1,2	23,4	24,6
Depreciation charge for the year	0,8	3,8	4,6
Impairment losses			0,0
Disposals		(4,1)	(4,1)
Effect of movements in foreign exchange		0,1	0,1
Balance at 31 December 2005	2,0	23,2	25,2
Balance at 1 January 2006	2,0	23,2	25,2
Depreciation charge for the year	0,9	5,2	6,1
Impairment losses			0,0
Disposals		(1,9)	(1,9)
Effect of movements in foreign exchange			0,0
Balance at 31 December 2006	2,9	26,5	29,4
Depreciation for 2004 was:	0,6	3,6	4,2
Useful life	0-50 years	3-5 years	
Depreciation rate	0-2%	20 - 33,3 %	
Method of depreciation	Straight-line	Straight-line	
Carrying amounts			
At 1 January 2005	42,5	8,0	50,5
At 31 December 2005	50,4	12,2	62,6
At 31 December 2006	53,0	12,9	65,9

Acquisition cost and accumulated depreciations above relates to asset values in subsidiaries.

APL AS owns the office building in Vikaveien 85. The area is 3.709 square meter and is used solely by APL AS.

Effect of movement in foreign exchange is based on exchange rates at year end.

The assets above have been pledged as collateral security for the credit facilities in bank.

Non-cancellable operational lease
The Group has entered various rental agreements for premises and equipment.
Total annual rental cost for premises is MNOK 2,3. Total annual rental cost for equipment is MNOK 0,7. Under the terms of the rental agreements no contingent rents are payable. In accordance with IFRS these rental agreements are determined as operational lease and consequently all rental cost is expensed when incurred and no rental agreements have been capitalized.

Rental of software is not included in figures above. All rental cost is charged to the income statement when they are incurred.

Minimum lease payments under operational lease of premises and equipment	2006	2005	2004
Not later than one year	1,6	1,3	1,5
Between one and five years	1,4	0,5	0,3
More than five years	0,0	0,0	0,0

Note 9 Intangible assets

	Software	Technology	Development cost	Goodwill	Total
Cost					
Balance at 1 January 2005	6,9	31,0	7,9	173,8	219,6
Other acquisitions	7,1		3,7		10,8
Disposals					0,0
Effect of movement in foreign exchange					0,0
Balance at 31 December 2005	14,0	31,0	11,6	173,8	230,4
Balance at 1 January 2006	14,0	31,0	11,6	173,8	230,4
Other acquisitions	7,8		2,4		10,2
Disposals					0,0
Effect of movement in foreign exchange					0,0
Balance at 31 December 2006	21,8	31,0	14,0	173,8	240,6
Depreciation and impairment losses					
Balance at 1 January 2005	1,5	4,1	0,5	0,0	6,1
Depreciation charge for the year	2,9	4,1	1,2		8,2
Impairment losses					0,0
Disposals					0,0
Effect of movements in foreign exchange					0,0
Balance at 31 December 2005	4,4	8,2	1,7	0,0	14,3
Balance at 1 January 2006	4,4	8,2	1,7	0,0	14,3
Depreciation charge for the year	5,0	4,2	2,4		11,6
Impairment losses					0,0
Disposals					0,0
Effect of movements in foreign exchange					0,0
Balance at 31 December 2006	9,4	12,4	4,1	0,0	25,9
Depreciation for 2004 was:	1,5	4,1	0,5	0,0	6,1
Useful life	3 years	5-20 years	5 years	Indefinite	
Depreciation rate	33,3 %	5-20%	20 %	0 %	
Method of depreciation	Straight-line	Straight-line	Straight-line	N/A	
Carrying amounts					
At 1 January 2005	5,4	26,9	7,4	173,8	213,5
At 31 December 2005	9,6	22,8	9,9	173,8	216,1
At 31 December 2006	12,4	18,6	9,9	173,8	214,7

Goodwill is tested for impairment annually. See note 10 for further details.

Technology relates mainly to STL/STP-technology in APL AS aquired from Offtech Invest AS (Statoil) in 1998. See note 24 regarding termination.

Capitalized R&D relates to development of specific products. Total R&D-costs not capitalized amount to MNOK 3,9 in 2006 (2005: MNOK 1,2 and 2004: MNOK 3,5).

Note 10 Impairment tests of goodwill

Impairment test for cash-generating units containing goodwill.

The following goodwill is recorded:

	2006	2005
Total goodwill related to APL AS	173,8	173,8

Capitalized goodwill is at a minimum tested for impairment once a year. When there are indications of impairment this test can be carried out more often.

An impairment loss regarding goodwill is the amount by which the carrying amount of the cash-generating unit exceeds its recoverable amount.

The recoverable amount is the higher of the asset's net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the cash generating asset.

The recoverable amount of the cash-generating unit APL AS is based on value in use calculations. Those calculations use expected cash flow projections based on actual operating results and the three -years budget plan approved by management, extrapolated up to 10 years using a moderate rate of growth. The projections used are in accordance with projections available in the market. A pre-tax discount rate of 4,16 per cent has been used in discounting the projected cash flows, which is similar to a government bond interest rate for 10 years.

The recoverable amount is exceeding the carrying amount and no impairment loss need to be recognised.

Goodwill has not been allocated to segments, due to the fact that allocation is not possible in a reasonable manner.

Note 11 Inventories

	2006	2005
Raw materials		
Manufactured goods	6,5	3,1
Total	6,5	3,1
- of this evaluated to acquisition cost	6,5	3,1
- of this evaluated to net realiseable value		
Total	6,5	3,1
Inventory recognised as cost expense during period	8,4	13,2

Inventories are not subject to rentention of title clauses.

Note 12 Construction contracts

Contracts in progress at balance sheet date	2006	2005	2004
Amounts due from contract customers	661,2	332,9	86,2
Amounts due to contract customers	(16,5)	(22,9)	(19,1)
Net total	644,7	310,0	67,1
Contract costs incurred plus recognised profits less recognised losses to date	2 456,3	1 347,7	730,5
Less: progress billings	(1 811,6)	(1 037,7)	(663,4)
Net contracts in progress	644,7	310.0	67,1
Contract revenue recognised in financial statement	1 554,7	974,4	516,6
Total revenue APL ASA	1 671,7	1 035,2	595,1

At 31 December 2006 retentions held by customers for contract work amounted to 0 (2005: 0).

At 31 December 2006, amounts of MNOK 22,5 (2005: 0,4) included in trade and other receivables and arising from construction contracts are due for settlement after more than 12 months.

Foreign exchange gain or losses related to projects are accounted for as increase or reduction of project revenue.

227

Note 13 Trade receivables

	2006	2005
Trade receivables (gross)	72,1	167,1
Provision for bad debt	(1,4)	(1,0)
Trade receivables	70,7	166,1

Total bad debt written off in 2006 amounted MNOK 0 (2005: 0,2)
Bad debt written off is reported as other operating expenses.
Receivables with due dates more than one year after the balance day, are reported as non-current assets.

Note 14 Interest-bearing loans and borrowings

	Effective interest rate	Maturity date	Carrying amount 2006	2005
Non-current				
Secured				
Mortgage loan	3 month NIBOR + 0,6 %	15.03.2022	35,4	0,0
Total secured			35,4	0,0
Unsecured				
Bank loans – floating interest rates			0,0	16,5
Bond loan	3 month NIBOR + 2,75 %	20.09.2011	500,0	0,0
Transaction costs related to bond loan			(7,1)	0,0
Total unsecured			492,9	16,5
Total non-current			528,3	16,5
Current				
Bank loans			0,0	50,0
1st year's principal repayments on long-term debt			2,6	1,0
Total current			2,6	51,0

Borrowing cost
All borrowing costs are recognised as an expense in the period in which they are incurred.

Bond loan
In 2006 the company has entered a loan agreement with Norsk Tillitsmann ASA regarding a bond loan of MNOK 500 with floating interest (NIBOR plus 2.75 percentage points)..
To reduce the interest risk regarding this loan the company has entered into a interest rate swap with a fixed rate of 7,22 % related to MNOK 500. See also note 3 for further details.
The loan will run without installments and mature in whole on the maturity date being 20.09.2011.
The loan is listed on Oslo Børs ASAs Alternative Bond Market. The obligations of the company under the loan agreement are not secured by any mortgage, pledge or other security.
The company has a call option to redeem the loan or any portion from 21.09.2009 subject to specific requirements.

Mortgage loan
In 2006 the company has entered into a loan agreement with Handelsbanken regarding a mortgage loan of MNOK 40 with floating interest (NIBOR plus 0,6 percentage points).
The loan is a serial loan with four yearly instalments over 15 years.

Covenants
Mortgage loan are conditioned by compliance with certain key financial figures derived from APLs accounts. APL is not in breach of any if theses conditions as of 31.12.06.

The bond loan is subject to loan covenants, including an equity ratio of at least 25 % of total assets among other covenants. At balance sheet day the company is in compliance with all loan covenants.

Note 15 Other short term liabilities

	2006	2005
Accrued cost contract work	421,8	264,5
Accrued expenses related to payroll	47,4	31,9
Accrued interest	1,4	0,5
Provisions	2.2	0.2
Other short-term liabilities	2,3	1,0
Total	475,1	298,1

Note 16 Cash and cash equivalents

	2006	2005
Cash and cash equivalents	584,2	43,7

Restricted cash deposits amounts to MNOK 0 (2005: 3,8)

Liability regarding withholding tax are secured by a bank guarantee in Handelsbanken.

APL has been granted an multi-currency overdraft facility of MNOK 130.
The facility was not utilised as of 31.12.06.

Note 17 Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	2006	2005	2004
Net profit	116,1	48,4	29,8
Weighted average number of share	42 280 516	39 367 616	51 526 000
Earnings per share	2,72	1,23	0,58

Note 18 Related party disclosures

Identify of related parties

The Group has a related part relationship with its subsidiaries and with its directors and executive officers. All transactions with related parties are based on arms lenghts principle.

Transactions with key management personell

Name (role)	Shareholding	Loan (TNOK)	Board member fee (TNOK)	Other
Management				
Carl K. Arnet (CEO)	1 940 524	0		
Knut Sæthre (CFO)	76 344	0		
Arild Bech (CTO)	400 000	0		
David Sverre (COO)	0	0		1)
Board of directors				
William A. Smith (Chaiman)	0	0	290	
Tor Bergstrøm	1 200	0	210	
Svein Eggen	33 600	0	210	
Bruno Floris	0	0	180	
Synne Syrrist	0	0	0	
Jan Knut Fiskaa	6 000	200	0	
Steinar Slaattelia	4 000	0	0	

1) For employees not resident in Norway the company has defined contribution pension plan, see note 6.

Shareholding includes number of shares owned by companies controlled by key management personell and their families.

Compensation to Board of Directors for 2006 has been charged to the income statement with TNOK 1.040

Remuneration of the CEO and group management (TNOK)

	Salary (incl.bonus)	Share based payments	Other taxable remuneration	Pension (funding)
Carl K. Arnet (CEO)	894	134	222	7 990
Knut Sæthre (CFO)	1 751	366	202	95
Arild Bech (CTO)	1 200	134	152	308
David Sverre (COO)	947	0	23	0

Remuneration (including salary) for the CEO and group management has been paid by other group companies than APL ASA.

The CEO's contract entitles him to 24 months' pay from the date of termination. The CEO has a separate agreement regarding early retirement (see note 6).

The Company has issued loans of total TNOK 5.226 to employees. The loans are on an interest-only basis and unsecured. The interest is equivalent to the tax-free rate of interest set by the authorities.

The company has granted shares with strike price below market price to employees (see note 7).

Total remuneration is recognized as employee benefits (see note 5)

APL has guaranteed MNOK 1 regarding employees loans in Sparebanken Sør.

The company's largeste shareholders

Registered at 28 December 2006	Account type	Number of shares	Ownership
KOLBJØRN INVEST AS *)		1,918,524	4,38
VERDIPAPIRFONDET KLP		1,529,100	3,49
GOLDMAN SACHS INTERN EQUITY NONTREATY CUS	Nominee	1,449,524	3,31
BANK OF NEW YORK, BR BNY GCM CLIENT ACCOU	Nominee	1,408,800	3,22
CITIBANK, N.A. GENERAL UK RES.-TREA	Nominee	1,171,480	2,67
MORGAN STANLEY AND C CLIENT EQUITY ACCOUN	Nominee	1,154,025	2,63
STATE STREET BANK AN A/C CLIENT OMNIBUS D	Nominee	1,118,845	2,55
JPMORGAN CHASE BANK S/A BT PENSION SCHEM		1,109,662	2,53
LUXEMBOURG FUNDS SER AAMLUX (SICAV)	Nominee	1,052,995	2,40
BANK OF NEW YORK, BR S/A EQUITY TRI-PARTY		1,047,937	2,39
STOREBRAND LIVSFORSI P980, AKSJEFONDET		1,017,116	2,32
COMMERZBANK AG S/A COMINVEST	Nominee	963,110	2,20
STATE STREET BANK AN A/C CLIENT OMNIBUS L	Nominee	880,000	2,01
J.P. MORGAN BANK LUX S/A LUXEMBOURG MUTUA	Nominee	854,040	1,95
MELLON BANK AS AGENT MELLON BANK NA A/C MELLOI	Nominee	778,530	1,78
RASMUSSENGRUPPEN AS		742,800	1,70
UBS AG, LONDON BRANC S/A IPB SEGREGATED C	Nominee	655,646	1,50
FORTIS BANK LUXEMBOU S/A OPCVM		645,436	1,47
JPMORGAN CHASE BANK CMBLSA: RE JP MORGAN		639,000	1,46
ODIN OFFSHORE ODIN FORVALTNING AS		600,000	1,37

*) Kolbjørn Invest AS's sole shareholder is CEO of APL ASA, Carl K. Arnet. In addition to shares owed through Kolbjørn Invest AS, Mr. Arnet owns 22 000 shares.

Auditor's fee

(TNOK)	2006	2005
Statutory audit	500	179
Other attestation services	55	383
Tax consulting	82	107
Other services	352	103
	989	772

Transactions with subsidiaries

Transactions between the group companies, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The transactions relates mainly to marketing and engineering services for APL AS.

The following subsidiaries are included in the consolidated financial statements:

Company	Country of registration	Year of acquisition	Ownership share	Voting share
Advanced Production and Loading AS (APL AS)	Norway	2004	100 %	100 %
APL Process Systems AS	Norway	1998	100 %	100 %
APL Subsea Installation Services AS	Norway	1997-2001	100 %	100 %
Advanced Production and Loading Inc	USA	1997	100 %	100 %
APL do Brasil Ltda	Brasil	2002	100 %	100 %
APL Asia Sdn Bhd	Malaysia	2004	100 %	100 %
APL UK Limited *)	UK	2006	100 %	100 %
Advanced Production and Loading (S) Pte Ltd *)	Singapore	2006	100 %	100 %

*) These two subsidiaries was founded by APL ASA in 2006, thus these transactions falls out of the scope of IFRS 3, Business Combinations.

Other transactions:

The Group has transactions with associated company Nexus Floating Production Ltd. Sales and purchases from related parties are made at normal market prices. Outstanding balances at year end are unsecured, interest free and settlement occurs in cash.

Note 19 Events after the balance sheet date

Relocation of holding company

The major growth for the APL Group is expected to be from operations in the Far East. To support its operations in the region APL ASA has decided to build up an operational headquarter in Singapore. Operations in Singapore are expected to increase rapidly and will benefit from a benign tax regime.

A relocation of the holding company is desirable to ensure that shareholders fully benefit from such tax savings.

Based on various analysis and also the fact that a majority of the shareholders of APL ASA is resident outside of Norway, the APL ASA Board has further decided to facilitate a change of the Group's domicile to Cyprus, preferably within the first half of 2007. The tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime, under which APL ASA currently operates. Being a member of the European Union, Cyprus also offers the benefit of unrestricted and secure access to the European market for Cyprus-based companies.

On 1nd February 2007, upon the initiative of the APL ASA Board, a Cyprus company with the corporate name APL (Advanced Production and Loading) PLC ("APL PLC") filed an application for listing on Oslo Børs to facilitate the re-domiciliation to Cyprus. APL PLC is expected to put forward an exchange offer ultimo February 2007 under which the current shareholders of APL ASA may exchange their current shareholding in APL ASA into shares in APL PLC in a ratio 1:1 (the "Exchange Offer").

The Exchange Offer is initiated in the long-term interest of the APL group and its shareholders as a simple and transparent way to relocate the holding company and the investment in the APL group, thus enabling the APL group and its shareholders to benefit from a more favourable tax and regulatory regime and facilitating the continuation of the shareholders' investment.

Completion of the Exchange Offer will, inter alia, be conditional upon listing of the APL PLC shares on Oslo Børs on conditions that are satisfactory to APL PLC. The application for listing is expected to be considered by the board of directors of Oslo Børs in its meeting scheduled for 28 February 2007.

First Securities ASA is engaged as financial advisor in connection with the contemplated listing and the Exchange Offer.

Note 20 Net financial items

	2006	2005	2004
Interest income	8,7	2,0	0,9
Foreign exchange gain	1,4	0,8	0,0
Income from associated company	0,5	0,0	0,0
Other financial income	7,8	0,0	0,0
Total financial income	18,4	2,8	0,9
Interest cost	(13,3)	(5,0)	(8,5)
Foreign exchange loss	(0,2)	(0,5)	(0,6)
Other financial expenses	(1,5)	(10,0)	(0,4)
Total financial expenses	(15,0)	(15,5)	(9,5)
Net financial items	3,4	(12,7)	(8,6)

Note 21 Investments in associates

APL Group has a 40,33 % interest in Nexus Floating Production Ltd, which is involved in building FPSO's.
Nexus Floating Production Ltd is founded in Singapore in 2006, were APL ASA subscribed for 40.33 percent of the shares, and has entered into a building contract of one FPSO with shipyard Samsung Heavy Industries in South Korea.
Nexus Floating Production Ltd is a public company listed on the OTC list in Norway.
The following table illustrates summarised financial information of the Group's investment in Nexus Floating Production Ltd:

	2006	2005
Share of the associate's balance sheet:		
Current assets	72,3	0,0
Non-current assets	246,8	0,0
Current liabilities	(1,1)	0,0
Non-current liabilities	0,0	0,0
Net assets	318,0	0,0
Share of the associate's revenue and profit:		
Revenue	0,4	0,0
Profits	0,5	0,0
Carrying amount of the investment:		
Investment at cost	317,8	0,0
Share of profit	0,5	0,0
Translation differences	0,0	0,0
Elimination of internal profit	(3,2)	0,0
Carrying amount of the investment	315,1	0,0
Market value of investment at balance sheet date was *):	336,3	

*) Market value at balance sheet date is based on the last trading price regarding Nexus on the OTC-list at year end 2006.

Note 22 Taxes

The year's taxes is calculated as follows:

	2006	2005	2004
Taxes payable	24,1	0,1	0,2
Change in deferred tax	20,3	20,2	10,2
Adjustment of tax for previous year	0,0	0,0	(2,5)
Taxation cost based on ordinary result	44,4	20,3	7,9

Taxes payable as at 31.12 is calculated as follows:

	2006	2005	2004
Taxes payable	24,1	0,1	0,2
Pre-paid taxes (outside Norway)	0,0	0,0	(0,1)
Taxes payable due as at 31.12.	24,1	0,1	0,1

Reconciliation - from nominal to actual tax rate:

	2006	2005	2004
Ordinary result before taxes	160,5	68,7	37,7
Expected income tax at nominal rate of tax (28%)	44,9	19,2	10,6
Taxation effect on the following items:			
Non-tax deductible costs	1,7	1,0	1,0
Non-taxable income	0,0	0,0	(1,4)
Adjustment of tax for previous year	(0,5)	0,0	(2,5)
Change in Norwegian tax rules	0,0	0,1	0,1
Different rate of tax in subsidiaries	(1,7)	0,0	0,1
Taxation cost	44,4	20,3	7,9
Effective rate of tax	28 %	30 %	21 %

	2006		2005		2004	
	Benefit	Liability	Benefit	Liability	Benefit	Liability
Operating equipment	0,8		3,2		7,7	
Inventory			0,0		0,7	
Trade debitors	1,5		1,0		0,6	
Pension liabilities	34,9		26,6		27,8	
Projects in progress		167,9		102,9		62,4
Loss/gain operating equipment	2,0		2,5		3,2	
Goodwill		8,6		7,8		3,9
Financial instruments		7,8				
Tax loss carried forward	0,4				8,6	
Total	39,6	184,3	33,3	110,7	48,6	66,3
Net deferred tax liability		40,6		21,7		5,0
of which deferred tax benefit not offset					0,2	
Gross deferred tax liability (benefit) in balance sheet	0,0	40,6	0,0	21,7	0,2	5,2

Change in deferred tax:

	2006	2005	2004
Net deferred tax benefit / liability at 01.01	21,7	5,2	5,2
Deferred tax in income statement	20,3	20,2	20,2
Deferred tax relating to equity transactions	(1,4)	(3,7)	(3,7)
Net deferred tax liability at 31.12	40,6	21,7	21,7

Note 23 Contingent assets and liabilities

With effect from 01.10.1998, the subsidiary APL AS acquired exclusive rights to the commercial utilisation of technology owned by Offtech Invest AS. The purchase price was NOK 65 million. That amount has been capitalised in the Company's balance sheet. Retention of the full rights require that APL markets the technology-products included in the patents and also that APL do not lodge a petition for bankruptcy or compulsory winding up.

Note 24 Share capital and shareholder information

The share capital of APL ASA as of 31.12.06 is NOK 10 951 581 divided into 43 806 324 shares with a nominal value of NOK 0,25.

APL ASA owns 22 200 treasury shares as of 31.12.06. Total cost for the shares is TNOK 546.

APL ASA (parent company - NGAAP)

INCOME STATEMENT 2006

	Notes	01.01-31.12 2006	01.01-31.12 2005
OPERATING INCOME			
Revenue			
OPERATING COSTS			
Payroll expenses		1,0	0,0
Other operating expenses	2	1,0	0,7
Total operating costs		2,0	0,7
OPERATING PROFIT		**-2,0**	**-0,7**
FINANCIAL INCOME/COSTS			
Income from subsidiaries	3	125,0	80,0
Other financial income		5,1	1,0
Other financial costs	4	-12,7	-14,2
Result from financial items		117,4	66,8
PROFIT BEFORE TAXES		**115,4**	**66,1**
Taxes	9	-1,9	-5,9
PROFIT AFTER TAXES		**113,5**	**60,2**
For information:			
Dividend		0,0	0,0

APL ASA (parent company - NGAAP)
BALANCE SHEET

ASSETS	Notes	31.12.2006	31.12.2005
FIXED ASSETS			
Intangible assets			
Deferred tax benefit	9	0,0	0,0
Total intangible assets		0,0	0,0
Long-term financial assets			
Investment in subsidiaries	3	314,6	314,1
Shares in associated company		317,8	0,0
Total long-term financial assets		632,4	314,1
TOTAL FIXED ASSETS		**632,4**	**314,1**
CURRENT ASSETS			
Receivables			
Other receivables	3	124,7	75,0
Total receivables		124,7	75,0
Bank deposits etc.			
Cash-in-hand and bank deposits	6	427,0	5,4
TOTAL CURRENT ASSETS		**551,7**	**80,4**
TOTAL ASSETS		**1 184,1**	**394,5**

APL ASA (parent company - NGAAP)
BALANCE SHEET

EQUITY AND LIABILITIES	Notes	31.12.2006	31.12.2005
SHAREHOLDERS EQUITY			
Paid-in equity			
Share capital	8,10	10,9	9,7
Own shares		0,0	
Share premium reserve	10	518.9	282,7
Not reg. capital changes	10		2,0
Total paid-in equity		529,8	294,4
Retained earnings			
Other equity	10	159.3	49,5
Own shares		-0,5	
Total retained earnings		158,8	49,5
TOTAL SHAREHOLDERS EQUITY		**688,6**	**343,9**
LIABILITIES			
Other long-term liabilities			
Bond loan	5	492,9	0,0
Total other long-term liabilities		492,9	0,0
Short-term liabilities			
Interest bearing short-term loans		0,0	50,0
Trade creditors		0,3	0,2
Taxes payable	9	0,0	0,0
Other short-term liabilities		2,4	0,4
Total short-term liabilities		2,7	50,6
TOTAL LIABILITIES		**495,6**	**50,6**
TOTAL EQUITY AND LIABILITIES		**1 184,2**	**394,5**

APL ASA (parent company - NGAAP)

CASH FLOW STATEMENT

	2006	2005
Cash flow from operations:		
Result before tax	115,4	66,1
Changes in debtors, creditors and inventory	0,1	0,2
Change in other accruals	-49,4	-72,9
Net cash flow from operations	66,1	-6,6
Cash flow from investments:		
Investment in shares	-318,2	0,0
Net cash flow from investments	-318,2	0,0
Cash flow from financial activities:		
Change of long-term loans	492,5	-229,1
Change of short-term loans	-50,0	50,0
Loans from subisidiary		-8,3
Increase in capital	231,7	238,8
Redemption of B-shares		-39,7
Purchase of own shares	-0,5	
Net cash flow from financial activities	673,7	11,7
Net change in cash	421,6	5,1
Cash as at 01.01	5,4	0,3
Cash as at 31.12	427,0	5,4

APL ASA (parent company)
Notes to the Accounts 2006

Note 1 Accounting principles

General background
The annual financial statement has been prepared in compliance with the rules and regulations contained in the Norwegian Accounting Act and in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP).

Accounting treatment of costs
Costs are charged to the income statement when they are incurred.

Evaluation and classification of assets and liabilities – main principles
Assets intended for permanent possession or usage is classified as fixed assets. Other assets are classified as current assets. Receivables which are to be repaid within a period of one year are also classified as current assets. Similar criteria are applied to the classification of short- and long-term liabilities.
Fixed assets are recorded at acquisition cost, but are written down to their actual values when the fall in value is expected not to be of a temporary nature. Fixed assets with a limited economic life are depreciated according to appropriate plans. Long-term liabilities are shown in the balance sheet at the nominal amounts which were received at the time such liabilities were incurred. Long-term debt is not written up to its actual value as a result of a change in the interest rate in question.
Current assets, including inventory, are assessed at the lower of acquisition cost and actual value. Short-term liabilities are booked in the accounts at the nominal amounts received when such liabilities were incurred.
Some accounting items are evaluated in accordance with other rules and regulations; this is explained below.

Shareholdings in subsidiaries
Shareholdings in subsidiaries are evaluated according to the cost method of accounting.

Taxes
The tax charged to the income statement is related to the financial result of the year. When the equity method of accounting is used to assess the value of holdings in companies which are subject to taxation in their own right, in that case, tax will already have been deducted from the share of the result in question. Tax relating to equity transactions, e.g. Group contributions, is deducted from the equity.
The tax consists of tax payable (i.e. tax payable on the taxable income for the year) and any change in net deferred tax. The taxation cost is split between the ordinary result and the result from extraordinary items in the accounts, according to the tax base in question. Deferred tax as well as deferred tax benefit is shown on a net basis in the balance sheet.

Note 2 Salary expense, number of employees, allowances to manager etc.

APL ASA has no employees. Remuneration (including salary) for the Managing Director and and part of the compensation to Board of Directors has been paid by Advanced Production and Loading AS (APL AS). Reference is made to note 18 in APL ASA Group accounts.

External auditor

TNOK 120 (2005: 28) in respect of mandatory auditing and TNOK 364 (2005: 432) for other auditing services were charged to the 2006 income statement.

All figures are exclusive of VAT.

Note 3 Subsidiaries, shareholdings and inter-company balances

	Date of acquisition	Registered office	Shareholding	Voting rights
APL ASA has equity stakes in these companies:				
Advanced Production and Loading AS (APL AS)	28.01.2004	Arendal	100 %	100 %
Advanced Production and Loading (S) Pte Ltd	02.11.2006	Singapore	100 %	100 %

The subsidiaries are recorded in the accounts according to the cost method as of 31.12.2006

Reference is made to note 18 in APL ASA Group accounts, listing all companies within APL ASA Group.

Intercompany balances:
Other receivables is a receivable from APL AS amounting to MNOK 124,5
APL ASA has received a group contribution from APL AS amounting to MNOK 125, of which MNOK 108,7 with tax-effect.

Note 4 Financial items

	2006	2005
Income from subsidiaries	125,0	80,0
Interest income	5,1	1,0
Interest expenses	(12,7)	(5,4)
Transaction cost		(8,8)
Total	117,4	66,8

Transaction cost are cost related to the preparation for listing at Oslo Stock Exchange in March 2005.

Note 5 Receivables and liabilities

	2006	2005
Long-term bond loan maturing after 2011	500,0	
Transaction costs related to bond loan	(7,1)	
Long-term bond loan at balance sheet date	492,9	

APL ASA has a long-term bond loan amounting to MNOK 500. The interest rate is 3 months NIBOR + 2,75 %.
See note 14 in the financial statement of the Group for further information.

Note 6 Restricted cash-accounts

Restricted cash-accounts in APL ASA amounts to 0 (2005: MNOK 2).
Liability regarding witholding tax are secured by a bank guarantee in Handelsbanken.
APL has been granted an multi-currency overdraft facility of MNOK 130. The facility was not utilised as of 31.12.06.

Note 7 Pledges and guarantees etc.

APL ASAs shares in APL have been pledged as security for the credit facilities in bank, with an overall credit limit amounting to MNOK 1.077, with addition of a limit for forward exchange contracts amounting to MNOK 750.

The credit facilities are conditioned by compliance with certain key financial figures derived from APL ASA consolidated accounts. APL ASA is not in breach of any of these conditions as of 31.12.2006.

Note 8 Share capital and shareholder information

The share capital of APL ASA as of 31.12.06 is NOK 10 951 581 divided into 43 806 324 shares with a nominal value of NOK 0,25.
Reference is made to note 18, 19, 24 and consolidated statement of change in equity in APL ASA Group accounts

Note 9 Taxes

The year's taxes is calculated as follows:

	2006	2005
Taxes payable		
Change in deferred tax	-1,9	-5,9
Taxation cost based on ordinary result	-1,9	-5,9

Reconciliation - from nominal to actual tax rate:

	2006	2005
Ordinary result before taxes	115,4	66,1
Extraordinary result before taxes		
Pre-tax result for the year	115,4	66,1
Expected income tax at nominal rate of tax (28%)	32,3	18,5
Taxation effect on the following items:		
Received non-taxable contribution from subsidiary	-30,4	-12,6
Taxation cost	1,9	5,9
Effective rate of tax	1,6 %	8,9 %

Breakdown of tax effect of temporary differences:

	2006		2005	
	Benefit	Liability	Benefit	Liability
Tax loss carried forward				
Total	-	-	-	
Net deferred tax liability (benefit)	-		-	
of which deferred tax benefit not offset				
Gross deferred tax liability (benefit) in balance sheet	-		-	

Change in deferred tax:

	2006	2005
Net deferred tax benefit / liability at 01.01		2,2
Deferred tax in income statement	-1,9	-5,9
Deferred tax relating to equity transactions	1,9	3,7
Net deferred tax benefit / liability at 31.12		

Note 10 Shareholders equity

	Share capital	Not reg. cap.changes	Share premium reserve	Other equity	Own shares	Total
Equity 31.12.05	9,7	2,0	282,7	49,5		343,9
Reg of capital increase 16.11.05		-2,0	2,0			-
Capital increase 27.02.05	0,2		18,3			18,5
Capital increase 09.05.06	1,0		215,9			216,9
Cost of issuing new share capital				-3,7		-3,7
Purchase of own shares					-0,5	-0,5
Net profit for the year				113,5		113,5
Equity 31.12.06	10,9	-	518,9	159,3	-0,5	688,6

Dates for capital reduction and capital increase relates to the dates the decisions were made.

Arendal, 31. December 2006
6. February 2007

William A. Smith Chairman of the board	Tor Bergstrøm	Svein Eggen	Bruno S. Floris
Synne Syrrist	Jan Knut Fiskaa	Steinar Slaattelia	Carl K. Arnet CEO

Appendix V Registrar Agreement

REGISTRAR AGREEMENT

RELATED TO REGISTRATION IN
THE NORWEGIAN CENTRAL SECURITIES DEPOSITORY

BETWEEN

APL(Advanced Production & Loading) PLC

AND

DnB NOR Bank ASA
Registrars Department

#1197973

This agreement (the "Agreement") is entered into this 23rd day of February 2007 by and between:

APL(Advanced Production & Loading) PLC., a public limited company under the laws of Cyprus, with registered office at: Diagoras House 16 P. Catelaris Street P.O. Box 25001 1306 Nicosia, Cyprus (hereinafter the "Company")

and

DnB NOR Bank ASA, as represented by the Registrar's Department ("Verdipapirservice"), a company under the laws of the Kingdom of Norway with registered address at Stranden 21, 0250 OSLO, (postal address 0021 Oslo), Norway (hereinafter the "Registrar").

WHEREAS the Company is existing and operating under the laws of Cyprus;

WHEREAS the Company's Shareholders Register in accordance with its Articles of Association and Cyprus law will be kept in Cyprus, maintained by the Company;

WHEREAS the Company is applying for listing of the VPS Shares at the Oslo Stock Exchange;

WHEREAS the Registrar is willing to:

(i) act as registrar on behalf of the Company in all matters relating to the VPS and thereby as the connecting link between the VPS, the Company's Shareholders Register and the Company; and

(ii) act as nominee under the name of: DnB NOR Bank ASA, Registrar Dept., Stranden 21, 0250 Oslo (postal address 0021 Oslo), Norway, in the Company's Shareholders Register on behalf of the VPS-Shareholders who from time to time are registered in the VPS Register as owners of VPS Shares for the purposes of this Agreement. Provided always that, the Registrar shall be and appear as the registered shareholder of the Shares in the Shareholder Register and in the records of the Registrar of Companies of the Republic of Cyprus, who will recognise only the registered shareholder as the legal owner of the Shares. And provided further that no notice of any trust (in relation to the VPS-Shareholder) shall be entered on the Company's Shareholder Register or be receivable by the Registrar of Companies of the Republic of Cyprus in compliance with the Companies Law, Cap.113 (as amended) of the Statute Laws of Cyprus.

NOW, THEREFORE, the parties have entered into the following AGREEMENT:

1. DEFINITIONS

Shares	The shares of the Company as issued from time to time by the Company and registered in its shareholder register
Company's Shareholders	

2

240

Register	the register of shareholders of the Company maintained by the Company in accordance with the Company's Articles of Association.
VPS	The Norwegian Central Securities Depository ("Verdipapirsentralen"), a Norwegian computerised, book-entry based system, in which ownership and transactions related to securities are recorded.
VPS Register	The register of Shareholders maintained in the VPS.
VPS Shares	The VPS registered interest of the VPS Shareholders in the Share, each VPS Share representing beneficial ownership of one Share.
VPS-Shareholder	Person or legal entity registered in the VPS Register as owner of a VPS Share.
Security	Any share, debenture, security or other right, asset or benefit (other than cash dividend).
Oslo Stock Exchange	Oslo Børs ASA.

2. UNDERTAKINGS BY THE REGISTRAR

2.1 The Registrar undertakes to hold as nominee on behalf of the VPS-Shareholders, all of the issued Shares, except 6 Shares, in the Company (to the extent VPS Shares have not been exchanged into Shares in accordance with clause 8.2) and to provide for the registration in the VPS Register of each VPS-Shareholder's its VPS Shares, representing the VPS-Shareholder's beneficial ownership in an equal number of Shares in the Company in which that VPS-Shareholder has acquired a beneficial ownership.

If any Securities are issued, transferred or otherwise accrue to the Registrar as nominee under this Agreement, including, but not limited to, as a result of any change in nominal or par value, or any split-up, cancellation, consolidation or reclassification, of the Shares, or any recapitalization, reorganization, merger, consolidation or sale of assets affecting the Company or to which the Company is a party, the Registrar undertakes and will ensure that the legal or registered title to such Securities is held by it solely on behalf of and for the benefit of each VPS-Shareholder pro rata to the number of VPS Shares in which that VPS-Shareholder is recorded in the VPS Register as having an ownership.

At the request of the Company, the Registrar will, to the extent legally permitted and practically and reasonably possible within the VPS system, distribute such Securities to each VPS-Shareholder pro rata to the number of VPS Shares in which each VPS-Shareholder is recorded in the VPS Register as having an ownership, as in the case of the distribution of a non-cash asset, in accordance with Clause 2.4.

The Company shall issue all its Shares to the Registrar who shall hold legal title to the Shares on behalf of and for the benefit of the VPS-Shareholders.

2.2 The Registrar undertakes to keep records of the VPS Register with regard to the following:

3

(a) the name and address of each VPS-Shareholder;

(b) the number of VPS Shares held by each VPS-Shareholder;

(c) the date each VPS-Shareholder was registered in the VPS Register as a VPS-Shareholder;

(d) the date any person ceased to be a VPS-Shareholder;

(e) any other information which Norwegian law, rules or regulations from time to time prescribes that the VPS Register shall include.

Information concerning (c) and (d) above will be retained for 10 years following the date referred to in (d). Additional information might be retained in order to comply with any applicable Norwegian legislation in force from time to time.

2.3 The Registrar undertakes to distribute all dividends or other cash amounts declared and paid to it by the Company to the VPS-Shareholders pro rata to the number of VPS Shares held by each VPS-Shareholder. Any dividends to be paid through the VPS must be available in a bank account held with the Registrar a minimum of two banking days prior to date of payment to the VPS-Shareholders. To VPS-Shareholders who maintain a Norwegian address and/or have supplied the VPS with details of their Norwegian kroner account such dividend will be paid in Norwegian kroner by the Registrar. VPS-Shareholders whose address registered with the VPS is outside Norway and who have not supplied the VPS with details of any Norwegian kroner account, will receive dividends by cheque in their local currency. If it is not practical in the Registrar's sole opinion to issue a cheque in a local currency, a cheque will be issued in U.S dollars. The issuing and mailing of cheques will be executed in accordance with the standard procedures of DnB NOR Bank ASA, Foreign Payments Department. The exchange rate(s) that is (are) applied will be DnB NOR Bank ASA's exchange rate on the date of issuance.

2.4 If the Company intends to distribute assets other than cash, the Company shall notify the Registrar at least 20 days in advance, and the Registrar will in its reasonable discretion determine whether the distribution of such assets to the VPS-Shareholders is lawful and reasonably practicable.

If the Registrar determines that it is lawful and reasonably practicable to distribute the assets to VPS-Shareholders, the Registrar shall distribute the assets to the VPS-Shareholders in a manner it deems practicable.

The Registrar will not distribute the assets to VPS-Shareholders or any class of VPS-Shareholders and will sell the assets to the extent that the Registrar determines that the distribution to VPS-Shareholders or such class of VPS-Shareholders is not lawful and/or reasonably practicable.

The Registrar shall distribute the proceeds of the sale to the VPS-Shareholders to whom the assets were not distributed as in the case of a cash distribution, in accordance with Clause 2.3.

4

2.5 The Registrar undertakes to ensure that whenever it receives notice that the Company calls for a general meeting of shareholders, it shall promptly (and in any event within the period required for notice by the Company's Articles of Association) dispatch to each VPS-Shareholder without undue delay (via air mail to VPS-Shareholders with non-Norwegian address) at his registered address in the VPS Register, a copy of the notice of the meeting along with any proxy card and other materials accompanying such notice.

The Registrar agrees not to attend or vote at such meeting other than in accordance with instructions (if any) of the VPS-Shareholders. If requested by a VPS-Shareholder to attend such VPS-Shareholder shall cover the Registrar's reasonable costs and expenses. If requested to do so by a VPS-Shareholder, the Registrar agrees to issue in favour of the VPS-Shareholder (or any person nominated by the VPS-Shareholder) an instrument of proxy to allow that the VPS-Shareholder to attend and vote at a general meeting of the Company as if he was a direct shareholder in the Company in respect of the number of VPS Shares of which he is registered in the VPS Register as the owner.

2.6 The Registrar shall ensure that whenever the Company sends to the Registrar any notice, report, accounts, financial statements, circular or similar document (each a "Document") relating to the affairs of the Company, it shall despatch or procure the despatch of a copy of such Document to each VPS-Shareholder at his registered address in the VPS Register.

2.7 In the event of any change or alteration of the share capital of the Company, the Registrar undertakes to make all necessary amendments in the VPS without undue delay. For the purpose of this clause, any instructions from the Company shall be accompanied by relevant documentation specifying the new share capital of the Company or any other alterations hereto.

2.8 The Registrar undertakes, to the extent that it is within the Registrar's reasonable powers and to the extent compatible with Cyprus Law, at the cost of the Company, to confer upon all VPS-Shareholders the rights and obligations to which the VPS-Shareholders would be entitled if they were direct shareholders of the Company.

2.9 The Registrar undertakes to provide services to the Oslo Stock Exchange, investment firms, the Board of Directors and the management of the Company and the VPS-Shareholders in matters related to this Agreement and the VPS.

2.10 The Registrar undertakes to assist the Company in discharging all obligations towards the Oslo Stock Exchange under the listing agreement between Oslo Stock Exchange and the Company to the extent the information requested is available in the VPS system.

2.11 In addition to the undertakings stated above, the Registrar can, subject to a separate agreement between the Company and the Registrar, provide advice and technical assistance in connection with:

- Preparing, organising and assisting the Company when a shareholder meeting and/or an annual or extraordinary general meeting of the Company is called for.
- Maintaining and updating a record of the names of the persons that the Company considers to be insiders according to relevant legislation.
- Issues with and without pre-emptive rights for former/existing VPS-Shareholders.

5

- Issues directed towards employees, and/or special groups, both in Norway and abroad.
- Bonus issues, with and without payment for excess holdings of shares.
- Write-downs of the nominal value of the Company's share capital.
- Share splits.
- Merger(s) and/or demerger(s).
- Sales of shares to employees or purchases of shares in the market.
- Subscriptions of convertible bonds, with or without pre-emptive rights for the Company's existing/former shareholders, which may be converted to Shares at a future date.
- Acquisitions.
- Special assignments.

2.12 However, notwithstanding the above, the Registrar does not undertake any obligation to render any tax reporting services to any tax authorities or to collect any tax on behalf of any tax authorities.

2.13 The Registrar may demand up front payment before commencing any such services as stated in this chapter 2.

3. UNDERTAKINGS BY THE COMPANY

The Company undertakes, always subject to Cyprus Law, to:

a) Inform the Registrar of any decision made by the Company that is relevant for the continued registration of the Company and its VPS-Shareholders in the VPS Register, in order to enable the Registrar to comply with this Agreement.

b) Inform the Registrar in advance of all details of any proposed dividend before any payment is made to the Registrar on behalf of the VPS-Shareholders, so that the Registrar may meet any requirements from the VPS related to processing the dividend payments to the VPS-Shareholders.

c) Provide the Registrar with a copy of its Memorandum and Articles of Association currently in force, or any similar documents, and immediately inform, and send copies to, the Registrar of any amendment to such documents, and provide the Registrar with its view regarding such changes to the extent relevant for the registration with the Registrar.

d) When a general meeting is called for, to give the Registrar ample time to distribute notices of such meeting to the VPS-Shareholders, to collect and to report the proxy voting totals to the Company within the given time limit for such reporting enabling the Registrar to comply with the provisions of this Agreement.

6

242

4. INFORMATION FROM THE VPS REGISTER

4.1 Each year the Registrar shall produce and send to the Company an updated list of the VPS-Shareholders registered in the VPS Register as at year's end.

4.2 At the request of the Company, the Registrar shall order from VPS and send to the Company a printout or printouts of the VPS Register, address labels or statistics from the VPS.

4.3 At the request of the Company, the Registrar shall facilitate the transfer of information generated in the VPS to the Company in line with such information packages etc. which from time to time are offered by the Registrar or VPS to issuers of VPS-registered securities.

4.4 If anyone other than the Company requests address labels for the VPS-Shareholders from the VPS, the Registrar shall request permission from the Company prior to releasing such address labels.

4.5 If investment firms, financial newspapers or other persons request a transcript of the Company's 20 largest VPS-Shareholders, the Registrar is authorised by the Company to release such transcripts to the requesting party.

4.6 Any statistics of the VPS-Shareholders of the Company may be released to any requesting party subject to a separate agreement between the Company and the Registrar, or the Company's general consent to release such statistics.

5. PAYMENTS

5.1 The Company agrees to pay the Registrar for the latter's services at the Registrar's standard rates as they apply from time to time, which may include reasonable internal and external fees, costs and expenses including internal and external legal fees. The Registrar shall send monthly invoices to the Company detailing the fees, costs and expenses payable including out-of-pocket expenses and costs incurred by the Registrar. In addition, the Company shall pay all expenses (including internal and external legal fees) incurred by Registrar in its capacity as Registrar.

5.2 The Company agrees to pay the account operator fee in advance in 3 instalments per year to the Registrar The total amount of the account operator fee for the previous year will be calculated by the VPS and charged to the Company by the Registrar during the first quarter the following year.

5.3 The Registrar shall charge any fees, costs and expenses as described in clause 5.1 and 5.2 shall be to the Company's account No. ______________________ with DnB NOR Bank ASA. Such settlement of charges shall take place monthly in arrears.

6. CONFIDENTIALITY

Any information regarding the Company or otherwise relating to its affairs, which may be obtained by the Registrar in connection with the performance of its duties as Registrar in accordance with this Agreement, will be treated as private and confidential and will not be disclosed to any third person unless required by applicable law.

7. LIABILITY

7.1 VPS' liability

In accordance with article 9-1 of the Norwegian Act Concerning the Registration of Financial Instruments ("The Securities Registry Act") (Office translation):

"The Central Securities Depository is liable for financial loss inflicted on anyone as a result of errors that occur in connection with securities registration operations. This does not apply in the event that the Depository proves that the error is due to circumstances outside the Depository's control, the consequences of which the Depository could not reasonably be expected to avoid or surmount.

The Securities Depository is liable for other financial losses in the event that such loss is due to negligence on the part of the Depository or another entity for which the Depository is answerable.

The liability for damages as specified in the first sub-article above only applies to direct losses and such liability is in any event limited to a maximum of NOK 500 million for any individual error".

As regards liability for other losses, in its business terms and conditions VPS has confined this to only apply to direct losses ensuing from events within VPS' control and limited to a maximum of NOK 2.5 million per wrongful act or omission. In addition, VPS operates with a deductible of NOK 10,000 per damage event.

The Company may have the Registrar, as Registrar for the Company, present any claims the Company has against VPS. The Registrar may only be held liable for such errors committed by VPS on the terms in clause 7.4.

In the event that the Registrar does not receive full settlement from VPS due to the deductible, the Registrar may demand payment of the corresponding amount from the Company.

7.2 Each party is liable for any direct losses suffered by the other party as a result of breach of this Agreement by the first party. The parties are not liable for indirect damage or indirect loss of any nature.

7.3 A party cannot under any circumstances be held liable for any loss attributable to circumstances beyond that party's control, including:

a) errors committed by others, including errors attributable to sub-suppliers, incorrect or incomplete information from VPS, the other party, VPS-Shareholders, VPS-Shareholders' registrars or investment firms, or

243

b) power failures, errors in or outages of electronic data processing systems, telecommunication networks etc., fire, water damage, strike, changes in legislation, orders or injunctions issued by the authorities or the suspension or cessation of monetary or securities settlements.

7.4 The Registrar cannot under any circumstances be held liable for errors committed by VPS or losses incurred as a result of VPS' conduct, unless and only to the extent that the Registrar may hold VPS liable for the same losses.

8. TAX LIABILITY

8.1 The Registrar does not undertake any liability for taxes or duties to any authorities, whether Norwegian or foreign, in its capacity acting as Registrar in accordance with this Agreement. Further, the Registrar does not undertake any obligation to render any tax reporting to any tax authorities, or to collect any tax on behalf of any tax authorities.

8.2. The Company will indemnify the Registrar in respect of any claim for taxes or duties or other liability that may occur as a result of the Registrar either receiving, delivering or holding Company shares in connection with the Company being registered in the VPS or the Company's shares being so registered, or the Registrar issuing or cancelling Company shares in or out of the VPS system in accordance with Company instructions, or by the Registrar performing its duties in accordance with this Agreement, unless such tax liability has arisen or been imposed because of an omission or negligent act of the Registrar.

9. THE RIGHTS OF THE VPS-SHAREHOLDERS

9.1 This Agreement gives any VPS-Shareholder a third party right, to enforce the provisions in clauses 2.1 to 2.8 (inclusive) and 9.2 and 9.3 directly against the Registrar, and the Registrar may be held liable towards the VPS-Shareholders on the same terms as set out in clause 7.

9.2 A VPS-Shareholder may at any time request that the Registrar arrange for that VPS-Shareholder to be registered in the Company's Shareholders Register (in place of the Registrar as nominee) as the legal owner of a number of Shares equal to the number of VPS Shares in the Company of which that VPS-Shareholder is recorded in the VPS Register, subject to compliance with any relevant provisions of Cyprus law and the Company's Articles of Association. Promptly upon receipt of such request, the Registrar shall, at the expense of that VPS-Shareholder sign all documents and do all such things as are reasonably necessary to have that VPS-Shareholder registered in the Company's Shareholders Register as the legal owner of such Shares. In order to enable the Registrar to terminate the VPS Shares, such VPS Shares must be transferred to a VPS account as determined by the Registrar. The VPS Shares must be transferred to the Registrar prior to the Registrar taking any actions as described in this clause.

9.3 A shareholder registered directly as legal owner of Shares in the Company's Register of Members may at any time request that, at the expense of that shareholder, the Registrar arrange for that shareholder to be registered in the VPS-Register as owner of VPS Shares

9

against the Registrar being registered in the Company' Shareholders Register as legal owner (as nominee) of that number of Shares. Promptly upon receipt of such request, the Registrar shall sign all documents and do all such things as are reasonably necessary to have that shareholder registered in the VPS- Register as the owner of such VPS Shares. In order to enable the Registrar to issue VPS Shares, the Shares must be transferred into the name of the Registrar, and the shareholder must directly or indirectly hold or open a VPS account in the VPS system, and advice such VPS account number to the Registrar.

10. TERMINATION

10.1 This Agreement may be terminated by either party with a minimum of three months prior written notice.

10.2 Either of the parties may terminate this Agreement immediately on giving written notice to the other party in the event of the non-performance of payment obligations or any other material breach of the Agreement. In respect of the Company's payment obligations under clause 5, payment failure shall only give grounds for termination if such failure is not remedied on or before the 10th business day after the Registrar gives the Company notice of that failure. The Registrar may terminate this Agreement immediately in the event that the Company becomes unable to pay its debts.

10.3 Upon receipt or submittal of notice of termination of this Agreement the Company shall, without delay, appoint a new registrar in place of the Registrar, and advice the Registrar accordingly. The Company shall thereafter, forthwith and in writing, notify the VPS and each holder of VPS Shares of the name and address of the new registrar and the date on which the new registrar has been or will be entered in the Company's Shareholder Register as nominee owner of the Shares in place of the Registrar. The Registrar shall, immediately following the appointment of a new registrar, transfer all information concerning the VPS Shareholders to the new registrar. Such transfer shall be free of charge if the termination is a consequence of a material breach by the Registrar of its duties hereunder. Otherwise, only administrative costs shall be charged. Furthermore, the Registrar shall execute an instrument of transfer of the Shares in favour of the new registrar (who will be the new registered shareholder in the Company's Shareholder Register). The instrument of transfer shall be substantially in the form attached hereto as Annex 1.

11. NOTICES

Any notice or other communication to be given under this agreement shall be sent to: -

In case of the Company:

Diagoras House 16 P
Catelaris Street
P.O. Box 25001 1306
Nicosia
Cyprus

10

Fax no: +47 37024128

Attn: Knut R. Sæthre

In case of the Registrar:

DnB NOR Bank ASA
Stranden 21
0021 OSLO

Fax no: 22 94 90 20

Attn: Kjetil Giil Berg

12. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Norway. The Company and the Registrar submit to the exclusive jurisdiction of the Norwegian court with respect to any dispute arising out of or in connection with this Agreement, venue to be Oslo Municipal Court.

This Agreement is issued in two originals, one for each of the parties.

Oslo, 23 February of 2007

APL(Advanced Production & Loading) PLC — DnB NOR Bank ASA

____________________ ____________________

ANNEX I

APL PLC

INSTRUMENT OF TRANSFER OF SHARE

We, **DnB NOR Bank ASA** of [ ] Oslo, in Norway, in consideration of [name of transferees] of [address of transferees] (hereinafter called the "Transferees") entering into an agreement with **APL PLC** (hereinafter called the "Company") relating, inter alia, to the maintenance and operation by the Transferees of a branch of the Company's shareholder register in the Norwegian Central Securities Depository, do hereby transfer to the Transferees .... (......................) shares of a nominal value of US$....... in the undertaking called **APL PLC** to hold unto the Transferees subject to the several conditions on which we held the same immediately before the execution hereof; and we, the Transferees, do hereby agree to accept and take the said share subject to the conditions aforesaid.

IN WITNESS whereof **DnB NOR Bank ASA** have duly executed this Instrument of Transfer this ...... day of .... Two thousand and .....

For and on behalf of
DnB NOR Bank ASA

....
Name:
Title:

Witness to the above signature:

(Signature)..........................
(Name in full)........................
(Description)..........................
(Address)..............................

IN WITNESS whereof [*name of transferees*] have duly executed this Instrument of Transfer this ..... day of .... Two thousand and ....

For and on behalf of
[*name of transferees*]

....
Name:
Title:

Witness to the above signature:

(Signature)..........................
(Name in full)........................
(Description)........................
(Address)............................

245

Appendix VI Report and financial statements 13 February 2007 for APL PLC

ALMINIA ENTERPRISES COMPANY LIMITED

13 February, 2007

ALMINIA ENTERPRISES COMPANY LIMITED

FINANCIAL STATEMENTS
For the period from 29 December, 2006 to 13 February, 2007

ALMINIA ENTERPRISES COMPANY LIMITED

DIRECTORS AND ADVISORS

Board of Directors

Basil Tricoupis
Alexandra Michaelides

Secretary

Adam Montanios
Diagoras House
16 P. Catelaris Street
CY-1097 Nicosia
Cyprus

Auditors

Ernst & Young
Nicolaou Pentadromos Centre
Office 908, Block A
P.O. Box 50123
3601 Limassol
Cyprus

Legal advisors

Montanios & Montanios
Diagoras House
16 P. Catelaris Street
CY-1097 Nicosia
Cyprus

Registered office

Diagoras House
16 P. Catelaris Street
CY-1097 Nicosia
Cyprus

AUDITORS' REPORT TO THE MEMBERS OF ALMINIA ENTERPRISES COMPANY LIMITED

Report on the Financial Statements

We have audited the financial statements of Alminia Enterprises Company Limited (the "Company") on pages 6 to 17, which comprise the balance sheet as at 13 February, 2007 and the income statement, statement of changes in equity and cash flow statement for the period from 29 December, 2006 (date of incorporation) to 13 February, 2007, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' Responsibility for the Financial Statements

The Company's Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Alminia Enterprises Company Limited as of 13 February, 2007 and of its financial performance and its cash flows for the period from 29 December, 2006 (date of incorporation) to 13 February, 2007 in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB.

Ernst & Young
Chartered Accountants

Limassol
16 February, 2007

ALMINIA ENTERPRISES COMPANY LIMITED

INCOME STATEMENT
For the period from 29 December, 2006 to 13 February, 2007

	Note	Period from 29/12/2006 to 13/2/2007 US$
Administrative expenses	3	(54.572)
Loss for the period		(54.572)

The attached notes 1 to 10 form part of these financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

BALANCE SHEET
At 13 February, 2007

	Note	13/2/2007 US$
ASSETS		
Current assets		
Accounts receivable and prepayments	5	34.001
Total assets		34.001
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	6	34.001
Accumulated losses		(54.572)
Total equity		(20.571)
Current liabilities		
Accounts payable and accruals	7	54.572
Total liabilities		54.572
Total equity and liabilities		34.001

Basil Tricoupis
Director

Alexandra Michaelides
Director

The attached notes 1 to 10 form part of these financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY
For the period from 29 December, 2006 to 13 February, 2007

	Share capital US$	Accumulated losses US$	Total US$
Issue of share capital	34.001	-	34.001
Loss for the period	-	(54.572)	(54.572)
At 13 February, 2007	34.001	(54.572)	(20.571)

The attached notes 1 to 10 form part of these financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

CASH FLOW STATEMENT
For the period from 29 December, 2006 to 13 February, 2007

	Period from 29/12/2006 to 13/2/2007 US$
Cash flows from operating activities	
Loss for the period before taxation	(54.572)
Operating loss before working capital changes	(54.572)
Increase in accounts receivable and prepayments	(34.001)
Increase in accounts payable and accruals	54.572
Net cash used in operating activities	(34.001)
Cash flows from financing activities	
Issue of share capital	34.001
Net cash flows generated from financing activities	34.001
Net change in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

The attached notes 1 to 10 form part of these financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

1. General

The Company was incorporated in Cyprus on 29 December, 2006 as a limited liability company in accordance with the provisions of the Cyprus Companies Law, Cap. 113. Its registered office is located at Diagoras House, 16 P. Catelaris Street, CY-1097 Nicosia, Cyprus.

At an Extraordinary Meeting of the Company held on 29 January, 2007 it was resolved that its Articles of Association be amended and the Company converted from a private limited liability to a public company.

The Company is a wholly owned subsidiary company of Kolbjorn Invest AS, incorporated in Norway.

The Company remained dormant during the period. The principal activity of the Company will be the holding of investments.

2. Significant accounting policies

The significant accounting policies adopted in the preparation of these financial statements, which have been applied consistently in relation to material items, are set out below:

Basis of preparation
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The financial statements comply with both these reporting frameworks because at the time of their preparation all applicable IFRSs issued by the IASB have been adopted by the EU through the endorsement procedure established by the European Commission.

In addition, the financial statements have been prepared under the historical cost convention.

Adoption of new and revised IFRS
In the current period the Company adopted all new and revised IFRSs' that are relevant to its operations and are effective for accounting periods beginning on 1 January, 2006.

The new Standards applicable are as follows:

IAS 1 and IAS 19 Amendment – Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 Amendment – The Effects of Changes in Foreign Exchange Rates
IAS 39 Amendment – Cash Flow Hedge Accounting of Forecast Intra-group Transactions
IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts
IFRS 6 – Exploration for and Evaluation of Mineral Resources
IFRIC 4 – Determining whether an Arrangement Contains a Lease
IFRIC 5 – Rights to Interests arising from Decommissioning, Restoration, and Environmental Rehabilitation Funds
IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies *(effective for financial years beginning on or after 1 March 2006)*
IFRIC 8, Scope of IFRS 2 *(effective for financial years beginning on or after 1 May 2006).*
IFRIC 9, Reassessment of Embedded Derivatives *(effective for financial years beginning on or after 1 June 2006)*

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

2. Significant accounting policies (continued)

Adoption of new and revised IFRS (continued)

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, interpretations and amendments to existing standards have been published that are not yet effective for the current reporting period and which the Company has not early adopted, as follows:

Issued by the IASB and adopted by the EU

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures *(effective for financial years beginning on or after 1 January 2007)*
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation.

The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital.

The impact of the above on the Company's financial statements will be additional disclosures concerning financial instruments and management of capital.

Issued by the IASB but not yet adopted by the EU

IFRS 8, Operating Segments *(effective for financial years beginning on or after 1 January 2009)*
IFRS 8 replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences.

This Standard is not applicable to the Company.

IFRIC 10, Interim Financial Reporting and Impairment *(effective for financial years beginning on or after 1 November 2006).*
This Interpretation may impact the financial statements should any impairment losses be recognised in the interim financial statements in relation to available for sale equity investments, unquoted equity instruments carried at cost and goodwill as these may not be reversed in later interim periods or when preparing the annual financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

2. Significant accounting policies (continued)

Standards, interpretations and amendments to published standards that are not yet effective (continued)

IFRIC 10 is not relevant to the Company's operations.

IFRIC 11, IFRS 2-Group and Treasury Share Transactions *(effective for financial years beginning on or after 1 March 2007)*
This Interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by an entity even if the entity chooses or is required to buy those equity instruments from another party, or the shareholders of the entity provide the equity instruments needed. The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent.

IFRIC 11 is not relevant to the Company's operations.

IFRIC 12, Service Concession Arrangements *(effective for financial years beginning on or after 1 January 2008)*
The interpretation outlines an approach to account for contractual arrangements arising from entities providing public services. It provides that the operator should not account for the infrastructure as property, plant and equipment, but recognise a financial asset and / or an intangible asset.

IFRIC 12 is not relevant to the Company's operations.

Use of estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign currency translation
The financial statements are presented in U.S.A dollars (US$), which is the Company's functional and presentation currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

2. Significant accounting policies (continued)

Impairment of assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash- generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Accounts receivable
Accounts receivable are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of estimated future cash flows, discounted at the effective interest rate. Bad debts are written off when identified in the income statement.

Cash and cash equivalents
Cash and cash equivalents consist of bank balances.

Share capital
Share capital is recognised at the fair value of consideration received. Any excess over the nominal value of shares is taken to the share premium reserve.

Costs incurred for issuing new share capital when the issuance results in a net increase or decrease to equity are charged directly to equity. Costs incurred for issuing new share capital when the issuance does not result in a change to equity are taken to the income statement.

Dividend distribution
Dividend distribution to the Company's shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

2. Significant accounting policies (continued)

Accounts payable and accruals
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed by the supplier.

Provisions
Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain the expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Revenue
The revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Financial expenses
The financial expenses are recognised in the income statement as incurred.

Taxes

Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax
Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

2. Significant accounting policies (continued)

Taxes (continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax
Revenues, expenses and assets are recognised net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

3. Loss from operations

The loss from operations for the period is stated after charging:

	Period from 29/12/2006 to 13/2/2007
Audit fees	5.166

4. Taxation

The Company is resident in Cyprus for tax purposes. As from 1 January, 2003, Cyprus introduced a number of changes in its tax system. According to the new provisions, there is no longer differentiation between local and international business companies. The taxation of companies is based on tax residence and all companies are taxed at the rate of 10%. Additional tax of 5% is imposed on company profits exceeding C£1 million for the years 2003 and 2004. A special levy of 10% is also imposed on interest received and deemed interest income in certain cases. Dividend income and profits from the sale of shares and other titles of companies are exempt from taxation. There is no withholding tax on payments of dividends to non-resident shareholders or shareholders that are companies resident in Cyprus. Payments of dividend to shareholders that are physical persons resident in Cyprus are subject to a 15% withholding tax. Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. Special levy at 15% will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special levy is payable for the account of the shareholders.

5. Accounts receivable and prepayments

	13/2/2007 US$
Amounts due from shareholders	34.001

The amounts due from shareholders do not carry interest and there are no terms or conditions as to their repayment.

6. Share capital

	13/2/2007 US$
Authorised:	
50.000.000 ordinary shares of US$0,10 each	5.000.000
Issued:	
340.006 ordinary shares of US$0,10 each	34.001

ALMINIA ENTERPRISES COMPANY LIMITED

NOTES ON THE FINANCIAL STATEMENTS
At 13 February, 2007

6. Share capital (continued)

On incorporation, the authorised share capital of the Company was 10.000 shares of C£1 each. The authorised share capital was converted from Cyprus pounds to United States dollars and increased to 225.000 shares of US$0,10 each on 23 January, 2007 and to 50.000.000 shares of US$0,10 each on 24 January, 2007.

At the time of incorporation the issued share capital was C£1.000 divided into 1.000 shares of C£1 each. On 23 January, 2007 the issued share capital was converted to US$2.250 divided into 22.500 ordinary shares of US$0,10 each. On 29 January, 2007 the Company issued additional 317.500 shares of US$0,10 each.

7. Accounts payable and accruals

	13/2/2007
	US$
Accruals	54.572

The above amounts are payable within twelve months from the balance sheet date and do not carry interest.

8. Financial instruments

(1) Financial risk factors

The Company does not hold any significant instruments, therefore the Company is not exposed to credit risk, liquidity risk and currency risk.

(2) Fair values

The fair values of the Company's financial assets and liabilities approximate their carrying amounts at the balance sheet date.

9. Events after the balance sheet date

The Company will proceed with a public offer for the acquisition of all issued and outstanding shares of APL ASA. Upon the successful completion of the transaction (90 % acceptance) it will proceed with the listing of the Company in the Oslo Stock Exchange.

This transaction will be a condition for the continued operation of the Company.

10. Date of approval of the financial statements

These financial statements have been approved by the Board of Directors for issue on 16 February, 2007.

ALMINIA ENTERPRISES COMPANY LIMITED

16 February, 2007

Messrs. Ernst & Young,
P.O. Box 50123,
Limassol

Dear Sirs,

This representation letter is provided in connection with your audit of the financial statements of Alminia Enterprises Company Limited ("the Company") for the period from 29 December, 2006 to 13 February, 2007. We recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion as to whether the financial statements give a true and fair view of the financial position of Alminia Enterprises Company Limited as of 13 February, 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

We understand that the purpose of your audit of our financial statements is to express an opinion thereon and that your audit was conducted in accordance with International Standards on Auditing, which involves an examination of the accounting system, internal control and related data to the extent you considered necessary in the circumstances, and is not designed to identify - nor necessarily be expected to disclose - fraud, shortages, errors and other irregularities, should any exist.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief:

A. Financial Statements and Financial Records

1. We acknowledge, as members of management of the Company, our responsibility for the fair presentation of the financial statements. We believe the financial statements referred to above give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with International Financial Reporting Standards, and are free of material misstatements, including omissions. We have approved the financial statements.

2. The significant accounting policies adopted in the preparation of the financial statements are appropriately described in the financial statements.

3. Each element of the financial statements is properly classified, described and disclosed in accordance with International Financial Reporting Standards.

4. As members of management of the Company, we believe that the Company has a system of internal controls adequate to permit the preparation of accurate financial statements in accordance with International Financial Reporting Standards.

B. Fraud and Error

1. We acknowledge that we are responsible for the design and implementation of internal controls to prevent and detect fraud and error.

2. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

ALMINIA ENTERPRISES COMPANY LIMITED

3. We have no knowledge of any fraud or suspected fraud involving management or other employees who have a significant role in the Company's internal controls over financial reporting. In addition, we have no knowledge of any fraud or suspected fraud involving other employees in which the fraud could have a material effect on the financial statements. We have no knowledge of any allegations of financial improprieties, including fraud or suspected fraud, (regardless of the source or form and including without limitation, any allegations by "whistleblowers") which could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Company.

4. There are no unadjusted audit differences identified during the current audit and pertaining to the latest period presented.

C. Compliance with Laws and Regulations

1. We have disclosed to you all known actual or possible noncompliance with laws and regulations whose effects should be considered when preparing the financial statements.

2. There has been no noncompliance with requirements of regulatory authorities that could have a material effect on the financial statements in the event of noncompliance.

D. Completeness of Information

1. We have made available to you all financial records and related data and all minutes of the meetings of shareholders, directors and committees of directors (or summaries of actions of recent meetings for which minutes have not yet been prepared).

2. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

3. We confirm the completeness of information provided regarding the identification of related parties. We have disclosed to you all known related parties and related party transactions, including sales, purchases, loans, transfers of assets, liabilities and services, leasing arrangements, guarantees, non-monetary transactions and transactions for no consideration for the period ended, as well as related balances due to or from such parties at the period end. These transactions have been measured and disclosed in the financial statements.

E. Recognition, Measurement and Disclosure

1. We believe that the significant assumptions underlying the fair value measurements and disclosures used in the preparation of the financial statements are reasonable and appropriate in the circumstances.

2. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities reflected in the financial statements.

ALMINIA ENTERPRISES COMPANY LIMITED

3. We have disclosed to you, and the Company has complied with, all aspects of contractual agreements that could have a material effect in the event of non-compliance, including all covenants, conditions or other requirements of all outstanding debt.

F. Ownership of Assets

1. The Company has satisfactory title to all assets appearing in the balance sheet(s), and there are no liens or encumbrances on the Company's assets, nor has any asset been pledged as collateral, other than those that are disclosed in the financial statements. All assets to which the Company has satisfactory title appear in the balance sheet(s).

2. All agreements and options to buy back assets previously sold have been properly recorded and adequately disclosed in the financial statements.

3. There are no formal or informal compensating balance arrangements with any of our cash and investment accounts.

G. Liabilities and Contingencies

1. All liabilities and contingencies, including those associated with guarantees, whether written or oral, have been disclosed to you and are appropriately reflected in the financial statements.

2. We have informed you of all outstanding and possible claims, whether or not they have been discussed with legal counsel.

3. We have recorded or disclosed, as appropriate, all liabilities, both actual and contingent.

4. No claims in connection with litigation have been or are expected to be received.

H. Equity

1. We have properly recorded or disclosed in the financial statements the share/capital stock repurchase options and agreements, and shares/capital stock reserved for options, warrants, conversions and other requirements.

I. Purchase and Sales Commitments and Sales Terms

1. Losses arising purchase and sales commitments have been properly recorded and adequately disclosed in the financial statements.

2. At the period end, the Company had no unusual commitments or contractual obligations of any sort which were not in the ordinary course of business and which might have an adverse effect upon the company (e.g., contracts or purchase agreements above market price; repurchase or other agreements not in the ordinary course of business; material commitments for the purchase of property, plant and equipment; significant foreign exchange commitments; open balances on letters of credit; purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market prices; losses from fulfillment of, or inability to fulfill, sales commitments, etc.).

ALMINIA ENTERPRISES COMPANY LIMITED

J. Subsequent Events

1. There have been no events subsequent to period end which require adjustment of or disclosure in the financial statements or notes thereto.

Yours faithfully,

Basil Tricoupis
Director

Alexandra Michaelides
Director

ALMINIA ENTERPRISES COMPANY LIMITED

RESOLUTION IN WRITING TAKEN BY THE BOARD OF DIRECTORS OF THE COMPANY PURSUANT TO THE PROVISIONS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

1. It was resolved to approve the financial statements of the Company for the period ended 13 February 2007.

2. The Board of Directors authorised Basil Tricoupis and Alexandra Michaelides to sign financial statements on behalf of the board.

Basil Tricoupis
Director

Alexandra Michaelides
Director

16 February, 2007

ERNST & YOUNG

- Chartered Accountants
  Nicolaou Pentadromos Centre
  Office 903, Block A
  P O Box 501[illegible]
  3601 Limassol, Cyprus

- Telephone (357) 2520[illegible]
  Telefax (357) 2520[illegible]
  (357) 2520[illegible]
  www.ey.com/cyse

AUDITORS' REPORT TO THE MEMBERS OF
ALMINIA ENTERPRISES COMPANY LIMITED

Report on the Financial Statements

We have audited the financial statements of Alminia Enterprises Company Limited (the "Company") on pages 6 to 17, which comprise the balance sheet as at 13 February, 2007 and the income statement, statement of changes in equity and cash flow statement for the period from 29 December, 2006 (date of incorporation) to 13 February, 2007, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' Responsibility for the Financial Statements

The Company's Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

- **Partners:** [illegible]

ERNST & YOUNG

accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB.

Ernst & Young
Chartered Accountants

Limassol
16 February, 2007

Appendix VII Joint press release in respect of the Combination Agreement





For immediate release:

BWO/APL/APLC – BW Offshore Limited and APL ASA to join forces

(Bermuda and Arendal, February 21, 2007) The Boards of Directors of APL ASA ("APL) and BW Offshore Limited ("BW Offshore") have agreed to recommend to their shareholders a combination of the two companies, creating a major force in the global FPSO market with a strong platform for future growth.

The new company will have a strong market position, bringing together leading track records and project execution capabilities with a strong technology edge. The joint resources in engineering, operations, business development and client relationships will create a highly effective combination.

As an example, in the promising growth area of the Gulf of Mexico, APL's turret technology and BW Offshore's recent track record in developing the first FPSO for the region will create a winning team for future projects there.

"By combining forces, we are creating a strong international FPSO company with a very capable Norwegian-based management that is well positioned to capture the growth opportunity we see in the market. The winners in the booming FPSO market will be those who can demonstrate a strong trackrecord, execution capacity and a technological edge. We are very enthusiastic about what our two companies can become by joining forces," say William A. Smith and Andreas Sohmen-Pao, Chairman and Vice Chairman of the Board of Directors of APL and BW Offshore respectively, in a joint statement.

For practical purposes, BW Offshore will be the acquiring entity. The combination will be executed as a voluntary offer in which APL shareholders are offered a choice between cash settlement based on a price of NOK 85.00 per APL share or 3.0249 BW Offshore shares per APL share. The offer will in aggregate be limited to maximum 40 percent cash settlement. This means that if cash settlement is chosen for more than 40 percent of the accepted shares, a pro rata adjustment will be made so that the settlement in sum consists of 40 percent cash and 60 percent BW Offshore shares.

Notwithstanding the foregoing shareholders holding 1,000 shares or less is entitled to take all cash for their shares. If cash settlement is chosen for less than 40 percent of the accepted shares all shareholders choosing the cash alternative will receive full cash settlement. If all APL shareholders accept the Mandatory Offer with settlement in BW Offshore shares, then APL's shareholders will hold approx. 31 percent and BW Offshore's shareholders will hold approx. 69 percent of the combined company. The offer is subject to regulatory and other customary approvals, as well as, to BW Offshore receiving valid and unconditional acceptances of the offer from shareholders representing more than 90% of the shares. The offer document will be distributed to the APL shareholders as soon as practically possible after approval by Oslo Børs.

APL will remain as a separate brand name and APL will be a subsidiary of BW Offshore following a combination. APL will continue to serve a wide range of clients' turret and mooring requirements, in addition to developing its other business areas. "It has been APL's long-term goal to broaden its product offering in the oilfield services market. With this transaction we are taking a major step forward in that ambition. By tapping into BW Offshore's track-record, operational skills and financial resources we will be able to create more value for our shareholders," says APL CEO Carl Arnet in a statement.

BW Offshore CEO Svein Moxnes Harfjeld adds: "APL's technological edge and engineering capacity makes the company a very attractive partner for us. BW Offshore has had a strong and longstanding client

relationship with APL and we know what the company can deliver. Together with APL we will have an highly attractive service offering to our clients".

The Boards have agreed that BW Offshore will call an EGM and propose to elect a new Board that includes i.a. Dr. Helmut Sohmen, William A. Smith and Andreas Sohmen-Pao. The current corporate management of BW Offshore will be strengthened by Carl Arnet continuing as CEO of APL while also being appointed Deputy CEO of the combined entity with overall responsibility for technology and business development.

BW Offshore controls 4,415,000 shares in APL, representing 10.1% of APL's outstanding shares. BW Offshore has received pre-acceptances from the following primary insiders in APL:
- Carl Arnet, CEO of APL 1,940,524
- Knut Sæthre, CFO of APL 76,344
- Tor Bergstrøm, Board member of APL 1,200
- Svein Eggen, Board member of APL 33,600
- Jan Knut Fiskaa, Board member of APL 6,000
- Steinar Slaatelia, Board member of APL 4,000

A joint press conference and analyst presentation will be held today at 14.30 CET at Hotel Continental in Oslo.

For further information, please contact:
Svein Moxnes Harfjeld, CEO BW Offshore AS + 47 41 40 48 86
Andreas Sohmen-Pao, Deputy Chairman BW Offshore Limited + 65 96 69 15 09
Niels Erik Feilberg, CFO BW Offshore AS + 47 908 708 66
Carl K. Arnet, CEO APL ASA, + 47 907 56 570
William A. Smith, Chairman of APL ASA, + 1 832 573 6408
Knut R. Sæthre, CFO APL ASA + 47 911 17 876

Background information:

BW Offshore Limited
BW Offshore is one of the world's leading FPSO contractors. BW Offshore is publicly listed and part of the BW Group, one of the world's largest maritime groups. Our operational head office is in Oslo, Norway. We have assets operating in Nigeria, Mauritania and Russia, and we have recently entered into Mexico as well as set up a strategic cooperation in Malaysia.

BW Offshore is a dependable contractor for long-term lease arrangements as well as a provider of shorter-term solutions. A philosophy combining modularisation, standardisation and flexibility by design with hands-on project management ensures that a variety of customer needs are met. We offer versatile solutions for mid to large scale projects, both for oil and gas. We work with numerous reputable sub-contractors and suppliers as well as conversion yards. The Company is listed on the Oslo Stock Exchange with ticker code BWO.

For more information, please visit www.bwoffshore.com

APL ASA
Advanced Production and Loading (APL) is market leader in the development, production and sale of advanced oil and gas offshore production systems that focus on ship-based storage and transportation of hydrocarbons. APL was established in 1993 in order to develop and commercialize the loading and production systems Submerged Turret Loading (STL) and Submerged Turret Production (STP). APL`s technology has been selected as a mooring solution for production vessels, storage vessels and oil tankers in a wide range of field developments in the North Sea, Africa, Asia, Russia and the USA. Installation of the world`s first offshore discharge terminal for LNG vessels based on APL`s STL technology was recently completed offshore Louisiana in the US sector of the Gulf of Mexico. APL is headquartered in Arendal, Norway and has operations in Houston, Kuala Lumpur, Singapore, Shanghai, Paris and Rio de Janeiro. APL has approximately 250 employees. The Company is listed on the Oslo Stock Exchange with ticker code APL.

For more information, please visit: www.apl.no

Appendix VIII Copy of text of statement from independent advisor

The Board of Directors of APL ASA

Your ref:	Our ref: #1269027/3	Attorney in charge: Rolf Johan Ringdal	Date: Oslo, 20 April 2007

INDEPENDENT STATEMENT REGARDING THE MANDATORY OFFER MADE BY APL (ADVANCED PRODUCTION & LOADING) PLC TO PURCHASE ALL ISSUED AND OUTSTANDING SHARES IN APL ASA

Through a joint offer document, prospectus and notification of compulsory acquisition dated 20 April 2007 (the "Offer Document"), APL (Advanced Production & Loading) PLC ("APL PLC") has made a mandatory offer to purchase all the issued and outstanding shares of APL ASA ("APL ASA") against a consideration of NOK 83.4530 per share, or alternatively, against consideration in the form of issuance of shares of APL PLC, at an exchange ratio of one APL PLC share for each APL ASA share (the "Mandatory Offer").

1 Background

Pursuant to the Norwegian Securities Trading Act Section 4-16, the board of directors of APL ASA shall issue a statement regarding the Mandatory Offer. However, as the Mandatory Offer has been initiated in agreement with the board of directors of APL ASA, Oslo Børs has required that such statement be issued by an independent advisor. We have on this basis been engaged by the board of directors of APL ASA to issue a statement regarding the Mandatory Offer on its behalf.

We have not acted as a legal advisor to APL ASA or APL PLC in connection with the Mandatory Offer. However, we have acted as legal advisors to First Securities ASA, who is acting as financial advisor to APL ASA and APL PLC in connection with the Mandatory Offer. Further, in January 2007 we conducted a limited due diligence investigation of certain aspects of the corporate reorganization of the APL group in connection with the listing of APL PLC on Oslo Børs.

We have for the purpose of this statement assumed that all information in the Offer Document is correct, complete and not misleading, as we have not conducted any independent verification of the information in the Offer Document.

We are not financial advisors and have not considered whether the Mandatory Offer can be considered reasonable from a financial point of view. However, we have noted that APL PLC is an entity newly incorporated for the purpose of serving as a parent company of the APL group. Prior to completion of the preceding exchange offer presented by APL PLC on 26 February 2007 (the "Exchange Offer"), APL PLC was not engaged in any business and did not have significant assets or liabilities other than a nominal share capital. The business, assets and liabilities of APL PLC (on a consolidated basis) are therefore substantially the same as those of APL ASA prior to the completion of the exchange offer.

2 Joint Mandatory Offer and Compulsory Acquisition – alternative courses of action

In connection with the Mandatory Offer, the board of APL PLC has resolved to carry out a compulsory acquisition in accordance with section 4-25 of the Norwegian Public Limited Companies Act, effective upon commencement of the offer period (the "Compulsory Acquisition"). As a consequence, APL PLC will be the owner of all APL ASA shares as per the commencement of the offer period, i.e. on 23 April 2007.

The shareholders of APL ASA may accept within the expiration date 21May 2007, partly or wholly, the cash alternative of the Mandatory Offer being NOK 83.4530 per APL ASA share or the share alternative of the Mandatory Offer, being one APL PLC share per APL ASA share. If the shareholders remain passive and take no actions to accept or reject the Compulsory Acquisition or the Mandatory Offer, the shareholders will on the objection deadline set to 25June 2007 be deemed to have accepted to receive the offered redemption amount which is NOK 83.4530 per APL ASA share.

Each APL ASA shareholder may reject or raise objections to the offered redemption amount under the Compulsory Acquisition within the objection deadline as described above. The redemption amount will in such case be determined by an assessment by the Norwegian courts.

Shareholders who wish to receive cash for their APL ASA shares, and who do not want to object to the offered redemption amount, should note that they will receive settlement at an earlier point in time if they actively accept the cash alternative of the Mandatory Offer, rather than remaining passive.

APL ASA shareholders who believe the offered redemption amount to be too low, and therefore are considering rejecting the offered redemption amount, do have the option to accept consideration in the form of shares in APL PLC.

3 Tax regime

The board of directors of APL ASA has concluded that the tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which APL ASA operates. The board of directors has further concluded that the re-domiciliation process is in the long term interest of the APL group, and will enable APL ASA and its shareholders to benefit from a more favourable tax and regulatory regime. We have not conducted an independent verification of the Cyprus tax and regulatory regime which will apply to APL PLC following the completion of the transaction, but refer the shareholders to the descriptions given in the Offer Document.

4 Recommendation by the board of directors of APL ASA

We have been informed that the board of directors of APL ASA has recommended the shareholders to accept the Mandatory Offer, and that all the directors of APL ASA who held APL ASA shares have accepted the preceding exchange offer in respect of their own holdings. Although the directors of APL ASA cannot be considered fully independent in relation to Section 4-16 of the Norwegian Securities Trading Act as they are also directors of APL PLC, the directors are nevertheless in a position to evaluate the consequences of the Mandatory Offer for the company and its shareholders. Shareholders are therefore encouraged to read the board of director's assessment of the Mandatory Offer included in the Offer Document.

5 Taxation of APL ASA shareholders

The Compulsory Acquisition and acceptance of the Mandatory Offer may trigger tax liabilities for certain shareholders, including Norwegian individual shareholders. We refer in this respect to the description given in section 15 of the Offer Document, and each shareholder is encouraged to carefully consider the tax consequences associated with the Compulsory Acquisition and the Mandatory Offer.

6 Cypriot corporate law

Shareholders who accept the share alternative of the Mandatory Offer will as consideration receive shares in APL PLC. APL PLC is a Cypriot company and subject to Cypriot laws and regulations, which may deviate from Norwegian laws and regulations applicable for APL ASA. However, for as long as the APL PLC shares are listed on Oslo Børs, the company and its shareholders will remain subject to certain regulations included in of Norwegian Securities Trading Act, the Norwegian Stock Exchange Regulations, the rules and policies of Oslo Børs and the recommendations of the Norwegian Code of Practice for Corporate Governance. Cyprus is a member of the European Union and subject to EU legislation.

The principal venue (and in some cases exclusive venue) for any action from shareholders against APL PLC or its directors or managers will be the courts of Cyprus.

7 Depositary interests registered with the VPS

Depositary interests representing the shares of APL PLC which are issued pursuant to the share alternative of the Mandatory Offer will be registered with the Norwegian Securities Depository (VPS). It must be assumed that shareholders of APL PLC will, in all material respects have the same opportunity to dispose of their shares on a regulated market as the shareholders in APL ASA had prior to the re-domiciliation process.

8 Statements by the employees of the APL group

We have been informed that the employee representatives on the APL ASA board voted against initiating the Exchange Offer. We are not informed of any other negative statements or opinions expressed by or on behalf of the employees of the APL group in connection with the Exchange Offer or the Mandatory Offer.

9 Offer from BW Offshore Ltd

BW Offshore did on 29 March 2007 put forward a conditional voluntary offer to acquire all issued and outstanding shares in APL PLC with an offer period from 30 March 2007 to 18 April 2007 at 16:30 (both dates inclusive). The offer price of the offer is either:

(i) 3.0249 BW Offshore Ltd shares for each APL PLC share; or
(ii) NOK 85 for each APL PLC share

However, the maximum cash amount to be paid by BW Offshore Ltd. under the offer shall not exceed 40% of the total consideration to be paid under the offer to accepting APL PLC shareholders (based on a BW Offshore Ltd. share price of NOK 28.10). APL PLC shareholders holding up to and including 1,000 APL PLC shares will be entitled to receive the cash alternative of the offer in full, and such shares shall not be included when calculating if the 40% cash threshold has been exceeded.

BW Offshore Ltd. did on 19 April, inter alia, announce that the company had received acceptances form APL PLC shareholders representing in total approximately 51.7% of the total number of outstanding APL PLC shares (including the 10,915,000 APL PLC shares already owned by BW Offshore Ltd.), and that the offer period was extended to Friday 27 April 2007 closing at 16:30 CET. If BW Offshore Ltd. acquires shares representing more that 40 per cent of the votes in APL PLC, BW Offshore Ltd. must under the articles of association of APL PLC present an unconditional offer for cash consideration for the remaining shares.

BW Offshore Ltd. is listed on Oslo Børs. Stock exchange announcements issued by and the prevailing share price of BW Offshore Ltd. can be found on the web site of Oslo Børs www.oslobors.no under ticker code "BWO".

*****

We recommend that the APL ASA shareholders carefully review the information given in the Offer Document and related documentation, and to draw their own conclusions from it.

Yours sincerely,
BUGGE, ARENTZ-HANSEN & RASMUSSEN

Rolf Johan Ringdal

Appendix IX Copy of bank guarantee



April 20, 2007 242-02-0026284

The Shareholders of APL ASA
c/o Oslo Stock Exchange
Oslo
Norway

APL (Advanced Production & Loading) PLC
Cyprus

MANDATORY OFFER BANK GUARANTEE NO 242-02-0026284

Bank Guarantee issued in connection with the mandatory offer to purchase all remaining shares in APL ASA, enterprise No. 979 871 139 by APL (Advanced Production & Loading) PLC, Cyprus Company No C 189062.

In connection with the mandatory offer by APL (Advanced Production & Loading) PLC ("APL PLC") for the acquisition of all the remaining issued and outstanding shares of APL ASA (the "APL ASA Shares") not already owned by APL PLC for the price of NOK 83.453 in cash for each APL PLC Share (the "Cash Alternative"), alternatively against a consideration payable in APL PLC Shares at an exchange ratio of 1:1, in accordance with the Norwegian Securities Trading Act 19 June 1997 No 79, Sections 4-1 to 4-17, (the "Mandatory Offer"), and based on the joint mandatory offer document, prospectus and notification of compulsory acquisition and the appended Acceptance Form dated 20 April 2007 (the "Document") and at the request of and for the account of APL PLC we, Swedbank AB (publ) c/o Swedbank Norge, unconditionally guarantee, as for our own debt, (Norw.: "selvskyldnergaranti") as security in favour of the respective shareholders of APL ASA accepting the Mandatory Offer in accordance with the terms of the Document (the "Accepting Shareholders"), the payment of NOK 83.435 per APL ASA Share to shareholders of APL ASA who have accepted the Mandatory Offer in accordance with the terms of the Document ("Validly Tendered Securities").

Our liability under this guarantee is limited to NOK 288,067,717.70, which equals the maximum payable by APL PLC pursuant to the Cash Alternative of NOK 83.453 per APL ASA Share multiplied with the total number of APL ASA Shares not already owned by APL PLC together with 10.5 percent interest per annum for late payment under this guarantee for a period of four weeks, calculated from the Settlement Date as defined in the Document.

Claims under this guarantee may be made only after 4 June 2007 and must be received by us before 16.00 Norwegian time 2 July 2007 after which time this guarantee lapses, is null and void and shall be returned to us. In the event that the Offer Period as defined in the Document is extended, the above deadlines will be extended accordingly. Claims must be made in writing to:

Swedbank AB (publ)
c/o Swedbank Norge
Visiting address: Fjordalléen 16, 0115 Oslo, Norway
Postal address: P. O. Box 1441 Vika
Att: Finn Jansen/ Ida Poulsson

and must be accompanied by a confirmation that the claimant holds Validly Tendered Securities for which no payment has been received in accordance with the Mandatory Offer and a copy of the signed Acceptance Form. Payment under the guarantee will be made on the condition that the relevant Validly Tendered Securities are being transferred to APL PLC.

Pursuant to Section 10 of the Regulations of 15 December 1997, No.1307 regarding the requirements for guarantees in respect of mandatory offers given pursuant to the Norwegian Securities Trading Act of 19 June 1997 No. 79, Section 4-1 to 4-17, the Principal Guarantee Amount will be reduced proportionally based on the number of shares the transfer of which have been paid for by APL PLC under the Mandatory Offer, provided the Oslo Stock Exchange so permits and notifies us to that effect.
This guarantee shall be governed by Norwegian law.

For and on behalf of
SWEDBANK AB (publ)

Jane Selin Ylva Rosén

275

Appendix X Acceptance Form

To be used for acceptance of the mandatory offer (the "Mandatory Offer") made by APL (Advanced Production & Loading) PLC ("APL PLC") to purchase all outstanding shares in APL ASA ("APL ASA") on the terms set forth in the combined offer document, notice of compulsory acquisition and prospectus dated 20 April 2007 (the "Document"). Words with capital letters used in this Acceptance Form shall have the meaning as set out in the Document.

First Securities ASA
Fjordalléen 16, Aker Brygge, P.O. Box 1441, Vika
N-0115 Oslo, Norway, Telefax: +47 23 23 80 11

Shareholder Register in APL ASA as of the date of this Document shows :		
VPS account:	No. of shares:	Rights holder registered:

Please tick one of the boxes below to indicate form of consideration (i.e. whether you elect to receive the Cash Alternative or the Share Alternative):

I/We elect to receive the Cash Alternative, i.e. NOK 83.4530 per APL ASA Share: ☐

I/We elect to receive the Share Alternative, i.e. 1 APL PLC Share for each APL ASA Share: ☐

Please note that if the Acceptance Form is returned and form of consideration is not elected by ticking one of the boxes above, the APL ASA Shareholder is deemed to have chosen the Share Alternative. **Alternatively, if you elect to receive a combination of the Share Alternative and the Cash Alternative, please state the required allocation between the alternatives below:**

I/we elect to receive the Cash Alternative for ____________ (insert number) of my/our APL ASA Shares and the Share Alternative for the remainder of my/our APL ASA Shares which is covered by this acceptance.

ACCEPTANCE DEADLINE:
Acceptance must be received by the Manager by 16:30 (Norwegian time) on 21 May 2007. APL ASA Shareholders owning APL ASA Shares divided between several VPS-accounts will receive an Acceptance Form for each account. All Acceptance Forms received must be completed and returned within the acceptance deadline. APL ASA Shareholders who do not complete and return the Acceptance Form within the Expiration Date will be subject to the Compulsory Acquisition.

To APL PLC and the Manager:

1. I/we confirm that I/we have received the Document and, unless I/we indicate otherwise in item 2 below, I/we irrevocably and unconditionally accept the Mandatory Offer from APL PLC to purchase all my/our APL ASA Shares in accordance with the terms set forth in the Document. Further, I/we confirm that, unless I/we indicate otherwise in item 2 below, if the above stated number of APL ASA Shares is larger than, or less than, the number APL ASA Shares which are registered on my/our VPS-account, I/we am/are still deemed to have accepted the Mandatory Offer with respect to all the APL ASA Shares on my/our VPS-account.
2. Irrespective of item 1, I/we only accept the Mandatory Offer for_________ (insert number) APL ASA Shares, which is less than the amount of shares in APL ASA, which is registered on my/our VPS-account **(only to be filled out if you wish to undertake a partial acceptance).**
3. My/our APL ASA Shares are transferred free of charges or other third party rights of any kind. I/we acknowledge that this acceptance may only be regarded to be valid if any such rights holder have given written consent on this Acceptance Form that the APL ASA Shares may be sold and transferred to APL PLC (marked with a YES under "Rights holder registered" on the right hand above).
4. I/we accept that Settlement under the Cash Alternative will be made by crediting my bank account which is registered for dividend payments on my/our VPS account or, if such account has not been registered, that cash settlement will be sent to me/us by bank giro or by currency check to foreign shareholders.
5. I/we accept that Settlement under the Share Alternative will be made by transfer of APL PLC Shares to my VPS-account as further described in section 4.5.4 of the Document.
6. APL PLC will pay my/our directly attributable costs in VPS in connection with my/our acceptance.
7. The Mandatory Offer, the Document and this Acceptance Form are subject to Norwegian law. Any dispute arising out of or in connection with the Exchange Offer or the acceptance thereof shall be subject to the exclusive jurisdiction of the Norwegian courts with Oslo as the agreed venue.
8. I/we understand and agree that the Mandatory Offer is not being made to, nor will tenders be accepted from or on behalf of APL ASA Shareholders in any jurisdiction in which the making of the Mandatory Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. I/we confirm that my/our acceptance of the Mandatory Offer is not restricted according to the laws of the jurisdiction applicable to me/us.

Place	Date	Signature *)

**) If signed pursuant to an authorization, the authorization or the company registration certificate must be attached.*

Rights holder: If there is a registered rights holder on the VPS-account, this will be marked with a YES in the right-hand box on the Acceptance Form. As rights holder, the undersigned consents to the transaction being carried out:

Place	Date	Rights holder's signature *)

**) If signed pursuant to an authorization, the authorization or the company registration certificate should be attached.*


APL

APL (Advanced Production & Loading) PLC
Diagoras House, 7th Floor
16 P. Catelaris Street,
Nicosa 1306,
Cyprus
Tel: (+47) 45 29 70 00
Fax: (+47) 37 02 41 28
www.apl.no

FIRST securities ASA

First Securities ASA
Fjordalléen 16, Aker Brygge,
P.O. Box 1441 - Vika
N-0115 Oslo, Norway
Tel : (+47) 23 23 80 00
Fax: (+47) 23 23 80 01
www.first.no

EXHIBIT 8.2

Mandatory Offer Announcement

APL, APLC AND APLC01 - MANDATORY OFFER AND COMPULSORY ACQUISITION

ANNOUNCEMENT ISSUED IN CONNECTION WITH THE MANDATORY OFFER AND COMPULSORY ACQUISITION OF ALL ISSUED AND OUTSTANDING SHARES OF APL ASA NOT CURRENTLY OWNED BY APL (Advanced Production & Loading) PLC

Reference is made to the previous announcements issued in connection with the completed voluntary exchange offer to acquire all issued and outstanding shares of APL ASA, and the subsequent acquisition of an additional number APL ASA shares outside the Exchange Offer, whereby APL (Advanced Production & Loading) PLC ("APL PLC") has acquired in aggregate 40,384,410 shares of APL ASA, corresponding to approximately 92.19 percent of the share capital of the company.

The board of directors of APL PLC has today resolved to present a mandatory offer (the "Mandatory Offer") for the purchase of the remaining 3,421,914 shares of APL ASA, not currently owned by APL PLC, pursuant to the Norwegian Securities Trading Act chapter 4. At the same time the board of directors has resolved to exercise APL PLC's right of compulsory acquisition (the "Compulsory Acquisition") of all the remaining shares of APL ASA shares pursuant to section 4-25 of the Norwegian Public Limited Companies Act, which implies that the APL ASA shareholder's rights to the APL ASA shares are transferred to APL PLC and that each APL ASA shareholder has a claim for consideration against APL PLC. The offered price in the Compulsory Acquisition is NOK 83.4530 in cash per APL ASA share.

Given the successful completion of the voluntary exchange offer, the APL PLC board has resolved to also offer the remaining APL ASA shareholders who accept the Mandatory Offer an opportunity to continue their investment in the APL group by exchanging their shares in APL ASA into shares in APL PLC in a ratio of 1:1 (the "Share Alternative"). The APL PLC shares are listed on Oslo Børs under the ticker code "APLC". The APL ASA shareholders tendering their shares under the Mandatory Offer may, as an alternative to the consideration payable in APL PLC shares, elect to receive a cash consideration of NOK 83.4530 per APL ASA share (the "Cash Alternative").

The offer period under the Mandatory Offer is from and including 23 April 2007 up to and including 21 May 2007. **The Compulsory Acquisition is effective from and including 23 April 2007, and the APL ASA shares will as from this date no longer be capable of being traded on Oslo Børs or otherwise.**

The Mandatory Offer and Compulsory Acquisition are presented in a joint offer document, notification of compulsory acquisition and prospectus (the "Document") sent to the remaining APL ASA shareholders with known addresses, and is also available on the company's website www.apl.no. Copies of the Document can also be obtained from the company and First Securities ASA.

The board of directors of APL ASA intends to present a proposal to the general meeting of APL ASA to approve a de-listing of APL ASA from Oslo Børs and to file an application for de-listing with Oslo Børs. It is expected that the de-listing will be effective on or about 21 May 2007.

The APL ASA shareholder's rights in relation to the Mandatory Offer and Compulsory Acquisition can be summarized as follows:

1. Each APL ASA Shareholder may accept the Cash Alternative of the Mandatory Offer (which is NOK 83.4530 for each APL ASA Share) within the Expiration Date (which is 21 May 2007). Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

2. Each APL ASA Shareholder may accept the Share Alternative of the Mandatory Offer (which is 1 APL PLC Share for each APL ASA Share) within the Expiration Date. Settlement will then take place as soon as possible and no later than 14 days after the Expiration Date.

3. Each APL ASA Shareholder may remain passive and take no action to accept or reject the Compulsory Acquisition or the Mandatory Offer. On the expiry of the Objection Deadline (which is 25 June 2007), such APL ASA Shareholders will be treated as bound to receive the offered Redemption Amount (which is similar to the offer under the Cash Alternative, i.e. NOK 83.4530 per APL ASA Share). Settlement will then take place as soon as possible and within two weeks of the expiry of the Objection Deadline.

4. Each APL ASA Shareholder may reject or raise objections to the offered Redemption Amount under the Compulsory Acquisition within the Objection Deadline set to 25 June 2007. The Redemption Amount will in such case be determined by an assessment by the Norwegian courts. The settlement date is therefore uncertain.

In order for APL ASA shareholders to accept the Mandatory Offer, an acceptance form, properly completed and duly executed, must be received by First Securities ASA within 16:30 Oslo time on 21 May 2007.

The Compulsory Acquisition is expected to be published in the electronic bulletin for public announcement of the Norwegian Registry of Business Enterprises on 23 April 2007 and will also be announced in the newspaper Finansavisen on 23 April 2007. APL ASA shareholders who wish to raise objections or to reject the offered Compulsory Acquisition amount must give notice of this by 25 June 2007 to Ræder Advokatfirma, P.O. Box 1600 Vika, 0119 Oslo, Norway, Att: advokat Carl Christiansen.

First Securities ASA and is acting as financial advisor and receiving agent in connection with the Mandatory Offer and the Compulsory Acquisition.

Dated: 21 April 2007

APL ASA
APL (Advanced Production & Loading) PLC

For further information, please contact:
Carl K. Arnet, CEO, APL ASA and APL PLC, +47 907 56 570
Knut R. Sæthre, CFO, APL ASA and APL PLC, +47 911 17 876

Or visit: www.apl.no

****

IMPORTANT INFORMATION

*The APL PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which APL ASA ordinary shares will be exchanged for APL PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC and APL ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that APL PLC or its affiliates may purchase securities of APL ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.



EXHIBIT 8.3

Wall Street Journal Announcement

Mandatory offer, and offered redemption price under the compulsory acquisition of all issued and outstanding shares of APL ASA made by (Advanced Production & Loading) PLC ("APL PLC")

Offer price: 1 share in APL PLC for each share in APL ASA, alternatively a cash consideration of NOK 83.453 per APL ASA share. Redemption amount: NOK 83.453 per APL ASA share. Offer period of the mandatory offer: From and incl. 23 April 2007 to and incl. 21 May 2007 at 16:30 CET. In order to tender APL ASA shares under the mandatory offer, an acceptance form, properly completed and duly signed, must be received by First Securities ASA by 16:30 Oslo time on 21 May 2007. APL ASA shareholders who remain passive and take no action to accept or reject the compulsory acquisition by 25 June, are deemed to have accepted the offered redemption amount under the compulsory acquisition. APL ASA shareholders who wish to raise objections to or reject the offered redemption amount must give notice by 25 June 2007 to APL PLC c/o Ræder Advokatfirma, P.O. Box 1600 Vika, 0119 Oslo, Att: Carl Christiansen. The document serves the purpose of a mandatory offer document and a prospectus pursuant to chapter 4 and 5 of the Norwegian Securities Trading Act respectively, and an offer of redemption amount under the compulsory acquisition of all shares in APL ASA pursuant to the Norwegian Public Limited Companies Act § 4-25. APL PLC has obtained ownership to all shares in APL ASA as a consequence of the compulsory acquisition. The document is sent to all former APL ASA shareholders with known addresses, and is also available on the company's website www.apl.no. Copies of the document can be obtained from the company and from First Securities ASA – Fjordalléen 16. Aker Brygge, P.b. 1441 Vika, 0115 Oslo, Norway, tel: +47 23 23 80 00, fax: +47 23 23 80 11, internet: www.first.no. *The APL PLC securities referred to herein that will be issued in connection with the exchange offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL PLC securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act. The exchange offer described herein relates to the securities of two foreign (non-U.S.) companies. The exchange offer in which APL ASA ordinary shares will be exchanged for APL PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL PLC and APL ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that APL PLC or its affiliates may purchase securities of APL ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.*

ATTACHMENT II(3)

Signed Power of Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To approve any necessary or appropriate amendments and supplements to the draft joint prospectus and offer document and the public announcement, provided that such amendment is not material.
2. To sign, seal and deliver or otherwise execute and enter into and register any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, such as the form CB and the form F-X.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** *of* Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To negotiate and agree in his sole absolute discretion the terms and conditions of and to sign, seal and deliver or otherwise execute and enter into and register (if required):
   (i) Terms of engagement with Swedbank Markets and Fearnley Fonds ASA respectively as arrangers and underwriters for a bond issue by the Company.
   (ii) The term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer;
   (iii) Any required documents with respect to the issue of a MNOK 500 bond loan on, in all materiality, the terms and conditions as set out in the term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer.

   together the "Documents".
2. To nominate and appoint one or more substitutes under him and delegate to such substitute any or all of the powers aforesaid and the same at will to revoke.
3. To do any and all acts and things of whatsoever nature and description as the Attorney may in his sole absolute discretion consider appropriate, necessary or desirable in connection with the Documents.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

SS

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

END